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As filed with the Securities and Exchange Commission on February 11, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ROCKWOOD HOLDINGS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2800 (Primary Standard Industrial Classification Code Number)	52-2277366 (I.R.S. Employer Identification Number)

100 Overlook Center
Princeton, New Jersey 08540
(609) 514-0300
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Thomas J. Riordan, Esq.
Senior Vice President, Law & Administration
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, New Jersey 08540
(609) 514-0300

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

With copies to:

Roxane F. Reardon, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Kirk A. Davenport II, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee

Common Stock, par value $.01 per share	—	—	$500,000,000	$58,850.00

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o).

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion. Dated February 11, 2005.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where an offer or sale is not permitted.

                    Shares

Rockwood Holdings, Inc.

Common Stock

        This is an initial public offering of shares of common stock of Rockwood Holdings, Inc. All of the             shares of common stock are being sold by Rockwood Holdings, Inc.

        Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $              and $               . Rockwood Holdings, Inc. intends to apply to list the common stock on the New York Stock Exchange under the symbol "    ".

        See "Risk Factors" beginning on page 20 to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Rockwood Holdings, Inc.	$	$

        To the extent that the underwriters sell more than             shares of common stock, the underwriters have the option to purchase up to an additional             shares from Rockwood Holdings, Inc. at the initial public offering price less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on             , 2005.

Goldman, Sachs & Co.	Credit Suisse First Boston
Lehman Brothers	UBS Investment Bank

Prospectus dated             , 2005.

PROSPECTUS SUMMARY

        This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the historical and pro forma financial data and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and "Forward-Looking Statements."

        In this prospectus, unless we indicate otherwise or the context otherwise requires, any references to "we," "our," and "us" refer to Rockwood Holdings, Inc. and its consolidated subsidiaries, and any references to the "issuer" refers to Rockwood Holdings, Inc. In addition, when the context so requires, we use the term "Rockwood" to refer to our historical operations prior to the Dynamit Nobel acquisition (described below) and the term "Dynamit Nobel" to refer to the historical operations of the businesses of Dynamit Nobel AG that we acquired from mg technologies ag in July 2004. The historical financial statements and related notes (other than our financial statements as of and for the nine months ended September 30, 2004 which include the results of operations of the acquired Dynamit Nobel businesses during the two-month period ended September 30, 2004) presented in this prospectus are separate financial statements and related notes of Rockwood and Dynamit Nobel.

Our Company

        We are a leading global developer, manufacturer and marketer of technologically advanced, high value-added specialty chemicals and advanced materials. We believe we have leading market positions in most of our businesses, including lithium compounds, fiber anatase titanium dioxide, color pigments and services, ceramic-on-ceramic components used in hip joint prostheses systems and next generation wood protection products.

        Our products, consisting primarily of inorganic chemicals and solutions and engineered materials, are often customized to meet the complex needs of our customers and to enhance the value and performance of their end products. We generally compete in niche markets in a wide range of end-use markets, including construction, life sciences (including pharmaceutical and medical markets), electronics and telecommunications, metal treatment and general industrial and consumer products markets. No single end-use market accounted for more than 16% of our 2003 pro forma net sales.

        We operate globally, manufacturing our products in 99 manufacturing facilities in 25 countries and selling our products and providing our services to more than 60,000 customers. Our customers include some of the world's preeminent companies, such as Alcoa Inc., Robert Bosch GmbH, DaimlerChrysler AG, E.I. duPont de Nemours & Company, Georgia-Pacific Corporation, GlaxoSmithKline plc, Motorola Inc., Novartis AG, Pfizer Inc., Rohm and Haas Company, Sanofi-Aventis, The Sherwin-Williams Company and STMicroelectronics N.V. We believe our products are generally critical to our customers' products' performance, but account for a small percentage of the total cost of their products.

        In July 2004, we acquired the specialty chemicals and advanced materials businesses of Dynamit Nobel. See "Dynamit Nobel Acquisition." Through this acquisition, we have created a further diversified portfolio of distinct specialty chemicals and advanced materials businesses, combining two companies with similar service-driven cultures focused on high margins; expertise in inorganic chemistry; stable profitability; and proven management teams. In addition, we believe the Dynamit Nobel acquisition bolsters our leading competitive positions by enhancing our ability to develop innovative products and solutions for our customers, expanding our technological knowledge and further reducing our exposure to any particular raw material or end-use market.

        Following the Dynamit Nobel acquisition, we operate our business through seven business segments. The following chart provides a breakdown of our 2003 pro forma net sales by segment:

Business Strengths

        Leading market positions.    We believe that we hold leading market positions within most of our businesses, including, based on our 2003 pro forma net sales:

Operating Segment	Products	Market Position
Performance Additives	• synthetic iron oxide pigments	one of three leading global producers
	• wood protection products	one of three leading global producers
Specialty Chemicals	• lithium compounds and chemicals	#1 globally
	• metal surface treatment chemicals and related services	#2 globally
Titanium Dioxide Pigments	• anatase titanium dioxide pigment for the synthetic fiber manufacturing industry	#1 globally
	• zinc- and barium-based pigments	a leading global producer
Advanced Ceramics	• ceramic-on-ceramic ball head and liner components used in hip joint prostheses systems	#1 globally
	• ceramics cutting tools	#1 in Europe

        Specialty businesses in niche markets with significant barriers to entry.    We believe that nearly all of our businesses operate in niche markets protected by significant barriers to entry, including the following:

  •
  Customized products and solutions based upon technological know-how and expertise. We use our technological know-how to improve, develop and manufacture products that meet specific customers' performance requirements.

  •
  Significant switching costs. We believe that many of our customers would experience significant disruption and costs if they were to switch to another supplier.

        Diverse customer and end-use market base.    We operate a diverse portfolio of distinct specialty chemicals and advanced materials businesses. We have more than 60,000 customers worldwide that cover a wide variety of industries and geographic areas. 53% of our 2003 pro forma net sales were generated in Europe, 34% in North America and 13% in the rest of the world. No customer accounted for more than 2% of such net sales, and our top ten customers represented only approximately 11% of such net sales. Our largest end-use market represented approximately 16% of such net sales. The following chart provides a breakdown of our 2003 pro forma net sales by end-use markets:

Within these end-use markets, there is further diversification by sector, product and region.

        Limited exposure to raw materials and energy prices.    We have a broad raw material base consisting primarily of inorganic (non-petrochemical) materials, most of which are readily available and whose prices follow their own individual supply and demand relationships and have historically shown little correlation to each other. Our largest and second largest raw material purchases represented approximately 2.3% and 1.0% of our 2003 pro forma net sales, respectively, while our top ten raw material purchases represented less than 7.6% of our 2003 pro forma net sales. Further, our exposure to energy prices is limited as energy costs accounted for approximately 3.2% of our 2003 pro forma net sales.

        Leading technologies and strong brand names.    We believe we are recognized as an innovative industry leader in many of our businesses due to our technological know-how and strong customer focus. We identify, commercialize and market new products, which we develop internally or with third parties, as well as license or otherwise acquire.

        Experienced and proven management team.    We have an experienced management team with a proven record of financial and operational excellence. Since joining us in 2001, Seifi Ghasemi, our chairman and chief executive officer, and Robert Zatta, our senior vice president and chief financial officer, together with other members of our senior management team, have been responsible for introducing several initiatives that have resulted in significant improvement in our business including increased growth in net sales, development of new products, cost reductions, working capital improvements, capital expenditure reductions and improved customer relationships. The heads of our business lines have, on average, over 20 years of experience in the specialty chemicals and advanced materials industry and over ten years at their respective businesses.

Business Strategy

        Building on these strengths, we plan to continue our existing strategy to grow revenue and cash flow and increase profitability as follows:

        Capitalize on market growth opportunities.    We believe that our leading technology and development capabilities position us to capitalize on a number of growth trends affecting our businesses. For example:

  •
  Advanced Ceramics—We expect this segment to benefit from a growing trend towards replacing plastics and metals with high-performance ceramics. For example, as the only manufacturer and supplier to date of ceramic-on-ceramic ball head and liner components used in hip joint prostheses systems approved by the Food and Drug Administration, or FDA, in the United States, we believe that we are well-positioned to capitalize on the global increase in the market for hip implants, which is expected to grow by approximately 8% per year over the next ten years.

  •
  Performance Additives—We expect this segment to benefit from the growing trend toward the use of color in concrete paving stones and other home remodeling fuelled in part by increased exposure at "do-it-yourself" home centers.

  •
  Specialty Compounds—We expect to grow sales for high-end data and video communication wire and cable applications as a result of our joint development agreement with duPont to create, manufacture and commercialize new compounds based on Teflon technologies.

  •
  Specialty Chemicals—We expect this segment to benefit from the increased demand for lithium-based batteries for mobile electronic applications. In addition, we will benefit from the trend to replace chrome-containing products with chrome-free technologies in metal surface treatment, such as silane-based systems or our patented self-assembling molecule technology.

  •
  Titanium Dioxide Pigments—We expect this segment to benefit from sales of newly introduced nano-particle titanium dioxide pigments that are used to provide ultraviolet light protection for plastics and coatings.

        Apply our improvement initiatives to the Dynamit Nobel businesses.    Since 2001, following the KKR acquisition and the arrival of our new senior management team, Rockwood has implemented a series of initiatives designed to grow sales, improve productivity, reduce costs and expand margins. Key strategic initiatives included a decentralization of decision making, enhancing accountability for Rockwood's managers, a reduction in overhead cost structure, a focus on manufacturing productivity and cash generation, selective acquisitions and a pursuit of identified organic growth initiatives. These initiatives had a positive impact on cash flow and profitability of

Rockwood's businesses in recent years. For example, net sales of the historic Rockwood businesses increased from $592.7 million during the nine months ended September 30, 2003 to $747.8 million during the nine months ended September 30, 2004, or 26.2%. Excluding currency changes, net sales improved $133.9 million for the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003, or 22.6%. Similarly, operating income of the historic Rockwood businesses increased from $83.9 million during the nine months ended September 30, 2003 to $115.5 million during the nine months ended September 30, 2004, or 37.7%. Excluding currency changes, operating income improved $31.5 million for the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2004, or 37.5%.

        We are currently in the process of applying similar initiatives to the acquired Dynamit Nobel businesses. We expect to grow sales, instill capital discipline and improve working capital management in these businesses. In addition, to reduce costs, we closed the former headquarters of Dynamit Nobel in Troisdorf, Germany and eliminated 39 positions and expect to close the New Lebanon, New York manufacturing facility of our Advanced Ceramics segment in March 2005. In addition, we eliminated 26 positions and expect to eliminate nine additional positions in connection with the acquisition of the pigments and dispersions business of Johnson Matthey Plc. In total, we estimate that we will achieve annual cost savings of approximately $15.4 million in connection with these and other actions.

        Achieve profitable growth through selective bolt-on acquisitions.    We intend to continue to selectively pursue cash flow accretive bolt-on acquisitions and strategic alliances in order to strengthen and expand our existing business lines. For example, in 2004, we acquired the assets of the pigments and dispersions business of Johnson Matthey Plc. (purchase price of approximately $50.0 million) and Hamburger Color Company Inc. (purchase price of $3.0 million), which strengthened our Performance Additives segment. We also acquired iSILTEC (Innovative Silicon Technologies), a German wafer reclaim company (aggregate purchase price of approximately $3.4 million), which strengthened our Electronics segment.

Risks Relating to Our Business Strategy

        Our ability to execute our business strategy is subject to certain risks that are generally associated with operating in the specialty chemicals industry. For example, we may not be able to continue our product innovation, demand for our products may not develop as expected, and regulation of our raw materials, products and facilities may change in a way that is detrimental to our business. In addition, we have a substantial amount of indebtedness. As of September 30, 2004, on a pro forma basis after giving effect to the three refinancings of debt incurred in connection with the Dynamit Nobel acquisition, the $5.5 million of cash equity investments in the fourth quarter of 2004 under the 2004 management equity program and the offering, we would have had approximately $2,820.3 million of indebtedness outstanding and total stockholders' equity of approximately $990.5 million. This substantial indebtedness may adversely affect our cash flow and our ability to remain in compliance with our debt covenants, make payments on our indebtedness and operate our business. Any of these factors or other factors described in this prospectus under "Risk Factors" may limit our ability to successfully execute our business strategy.

Dynamit Nobel Acquisition

        On April 19, 2004, certain of our subsidiaries entered into a sale and purchase agreement with mg technologies ag and its subsidiary, MG North America Holdings Inc., to acquire its wholly-owned specialty chemicals and advanced materials business, Dynamit Nobel. We paid approximately €1,635.0 million (or $1,968.5 million based on the July 31, 2004 exchange rate of €1.00=$1.2040) (excluding repayment of certain assumed debt) in cash for the businesses acquired, which price remains subject to a possible post-closing adjustment. The acquisition was consummated on July 31, 2004.

        In connection with the Dynamit Nobel acquisition, certain of our subsidiaries, including Rockwood Specialties Group, Inc. (which we refer to as Group), entered into senior secured credit facilities and a senior subordinated loan facility, and we received a net equity contribution of $404.0 million from affiliates of Kohlberg Kravis Roberts & Co. L.P., or KKR, and DLJ Merchant Banking Partners III, L.P. and its affiliated funds, or DLJMB. In addition, our direct wholly-owned subsidiary, Rockwood Specialties Consolidated, Inc., exchanged its outstanding dollar-denominated pay-in-kind, or PIK, notes for euro-denominated PIK notes. In this prospectus, we refer to these related financings, which are described in greater detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Liquidity," collectively as the acquisition financings.

        In October 2004, Group refinanced a portion of its borrowings under the senior subordinated loan facility with additional term loan borrowings under an amendment to the senior secured credit facilities. In November 2004, Group refinanced the remaining borrowings under the senior subordinated loan facility with proceeds from the issuance of senior subordinated notes due 2014. In this prospectus, we refer to these notes as the 2014 notes. In December 2004, Group refinanced all of its borrowings under one tranche of the term loans under its senior secured credit facilities with borrowings under a new tranche of the term loans of the same aggregate principal amount bearing a lower interest rate in order to reduce its interest expense. In this prospectus, we refer to these three refinancings collectively as the Fall 2004 debt refinancings.

        In addition, in connection with the Dynamit Nobel acquisition, under a new management equity program, a member of our management made cash equity investments of approximately $1.5 million in September 2004 and certain other members of our management made cash equity investments of approximately $5.5 million in the fourth quarter of 2004, resulting in aggregate cash equity investments of approximately $7.0 million in our common stock. In this prospectus, we refer to this management investment as the 2004 management equity program.

Other Acquisitions

        In September 2004, one of our subsidiaries acquired the pigments and dispersions business of Johnson Matthey Plc. and in connection therewith borrowed €41.9 million (or $50.4 million based on the September 27, 2004 exchange rate of €1.00=$1.2029) under a term loan of the senior secured credit facilities.

        In December 2004, in connection with the combination of the three business lines of our Custom Synthesis segment with Groupe Novasep SAS, one of our subsidiaries acquired 66 1/3% of the stock of Groupe Novasep SAS for approximately €50.4 million in cash (or $68.5 million based on the December 31, 2004 exchange rate of €1.00=$1.3593) and assumed approximately €38.6 million (or $52.5 million) of debt and approximately €10.0 million (or $13.6 million) in cash. The Groupe Novasep management contributed the remaining stock of Groupe Novasep to our subsidiary in exchange for shares in our subsidiary, which has now been renamed Groupe Novasep. As a result of this transaction, we own approximately 79% of the new Groupe Novasep. We used cash on hand to finance this transaction.

        In this prospectus, we refer to the Dynamit Nobel acquisition, the acquisition financings, the pigments and dispersions acquisition and related financing, the Fall 2004 debt refinancings, the 2004 management equity program and the offering collectively as the Transactions. The Novasep combination is not included in the Transactions.

Rockwood Holdings, Inc.

        Rockwood Holdings, Inc. is a Delaware corporation that was formed in September 2000. Our principal executive offices are located at 100 Overlook Center, Princeton, New Jersey 08540. Our telephone number is (609) 514-0300. Our website address is www.rocksp.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information on our website as part of this prospectus.

Ownership Structure

        The chart below illustrates our ownership and corporate structure after giving effect to the offering. Our ownership is presented on a fully-diluted basis.

(1)
After giving effect to the offering, affiliates of KKR and DLJMB will own approximately    % and    % of shares of our common stock on a fully diluted basis, respectively.

(2)
In connection with our July 2003 debt refinancing, we issued 25,000 shares of redeemable convertible preferred stock to an affiliate of KKR. We intend to redeem all of the outstanding shares of our redeemable convertible preferred stock with a portion of the net proceeds from the offering.

(3)
In connection with the KKR acquisition, Rockwood Specialties Consolidated, Inc. borrowed $100.0 million under a 15% PIK unsecured subordinated loan facility. $70.0 million of these PIK loans were exchanged for PIK notes in February 2001, and the PIK notes (including additional PIK notes issued in connection with interest payments thereon) were exchanged for euro-denominated PIK notes, after the repayment in cash of $20.0 million of such additional PIK notes, in connection with the Dynamit Nobel acquisition. We intend to redeem the outstanding principal amount of PIK loans (on November 20, 2005) and PIK notes with a portion of the net proceeds from the offering.

(4)
In connection with the July 2003 debt refinancing, our indirect wholly-owned subsidiary, Rockwood Specialties International, Inc., issued $70.0 million gross proceeds 12% senior discount notes. We intend to redeem the outstanding principal amount of the senior discount notes with a portion of the net proceeds from the offering.

(5)
Group's senior secured credit facilities consist of tranche A-1 loans in an aggregate principal amount of €39.1 million (or $51.0 million), tranche A-2 term loans in an aggregate principal amount of €170.4 million (or $222.1 million), tranche C term loans in an aggregate principal amount of €274.8 million (or $358.2 million), tranche D term loans in an aggregate principal amount of $1,145 million and a revolving credit facility in an aggregate principal amount of $250.0 million. The U.S. dollar equivalents of euro borrowings are based on the exchange rate at January 31, 2005 of €1.00=$1.3036.

(6)
Group issued $375.0 million aggregate principal amount of 10 5/8% senior subordinated notes due 2011 in connection with the July 2003 debt refinancing. In this prospectus, we refer to these notes as the 2011 notes. We intend to redeem 35% of the 2011 notes, or $131.3 million, with a portion of the net proceeds from the offering.

(7)
Group issued €375.0 million (or $488.9 million) aggregate principal amount of 7.625% senior subordinated notes due 2014 and $200.0 million aggregate principal amount of 7.500% senior subordinated notes due 2014 in November 2004. The U.S. dollar equivalent of the aggregate principal amount of the 2014 euro-denominated notes is based on the exchange rate at January 31, 2005.

The Offering

Common Stock Offered	shares
Common Stock Outstanding After the Offering	shares
Percentage of Common Stock Represented by Shares of Common Stock Offered	%
Use of Proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts, estimated offering expenses and the $10.0 million fee to be paid to affiliates of KKR and DLJMB to terminate the management services agreement, will be approximately $447.5 million, assuming the shares are offered at $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.
We intend to use:
• approximately $107.3 million of the net proceeds to redeem the outstanding principal amount of the PIK notes and pay a related redemption premium thereon and approximately $61.7 million of the net proceeds to repay the outstanding principal amount of the PIK loans on or around November 20, 2005. The $61.7 million includes $9.2 million of additional interest that will have accrued from October 1, 2004 to, but not including, November 20, 2005;
• approximately $80.6 million of the net proceeds to redeem the outstanding principal amount of the senior discount notes, which are held by an affiliate of KKR;
• approximately $150.4 million of the net proceeds to redeem $131.3 million, or 35%, of the 2011 notes and pay a related redemption premium and accrued and unpaid interest thereon;
• approximately $ million of the net proceeds to redeem all outstanding shares of our redeemable convertible preferred stock, which are held by an affiliate of KKR, and pay accumulated dividends thereon. This amount includes approximately $ million to pay a related redemption premium which amount is equal to 1% of the product of the price per share at which shares of our common stock are offered in this offering multiplied by the number of fully diluted shares of our common stock excluding certain shares; and

• approximately $14.4 million of the net proceeds to repay a portion of the outstanding borrowings under our revolving credit facility.
Except with respect to PIK loans and the revolving credit facility, these amounts are based on the accreted value, the outstanding principal amount, the accrued and unpaid interest and the accumulated and unpaid dividends on the applicable securities being redeemed or repaid as of September 30, 2004. The actual amounts we pay to redeem or repay the securities will increase from the amounts shown above.
Each of these redemptions and repayments is voluntary.
We intend to use any net proceeds we receive from any shares sold pursuant to the underwriters' over-allotment option, after deducting underwriting discounts and commissions, to repay additional borrowings under our revolving credit facility.
Dividend Policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. See "Dividend Policy."
Proposed New York Stock Exchange Symbol

        Unless we specifically state otherwise, all information in this prospectus:

  •
  assumes no exercise by the underwriters of their over-allotment option to purchase             additional shares;

  •
  excludes shares of common stock that are reserved for issuance under the Amended and Restated 2003 Stock Purchase and Option Plan of Rockwood Holdings, Inc. and Subsidiaries, as amended (which we refer to in this prospectus as the stock plan), including             shares of common stock issuable upon the exercise of outstanding stock options at an exercise price of approximately $             per share and             shares of common stock underlying vested restricted stock units held by our chairman and chief executive officer, Seifi Ghasemi, approximately             of the outstanding stock options are currently vested;

  •
  excludes                          shares of common stock issuable upon the exercise of warrants held by an affiliate of KKR at an exercise price of approximately $         per share; and

  •
  assumes a             for 1 stock split of our outstanding shares of common stock to be effected prior to the closing of this offering.

Risk Factors

        Investing in our common stock involves substantial risk. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" in deciding whether to invest in our common stock.

Rockwood Summary Historical and Pro Forma Financial Data

        Set forth below is summary historical financial and summary pro forma financial data of Rockwood, in each case, at the dates and for the periods indicated.

        The summary historical financial data presented below for the years ended December 31, 2001 and 2002 and as of and for the year ended December 31, 2003 have been derived from Rockwood's audited consolidated financial statements included elsewhere in this prospectus. The summary financial data presented below for the nine months ended September 30, 2003 have been derived from Rockwood's unaudited consolidated financial statements, and the summary financial data presented below as of and for the nine months ended September 30, 2004 have been derived from our unaudited consolidated financial statements, in each case, included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements for the nine months ended September 30, 2003 and September 30, 2004, which include the results of operations of the Dynamit Nobel businesses during the two-month period ended September 30, 2004, have been prepared on a basis consistent with the audited financial statements. In the opinion of management, the unaudited financial statements include all adjustments, which are normally recurring adjustments along with adjustments relating to the Dynamit Nobel acquisition, necessary for a fair presentation of the results of operations for the periods presented. Results of operations for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year.

        The summary unaudited pro forma condensed combined financial information are presented to illustrate the estimated effects of the Transactions on our historical results of operations and financial condition based on the exchange rate on September 30, 2004 of €1.00=$1.2420. The unaudited pro forma balance sheet gives effect to the Fall 2004 debt refinancings, the $5.5 million of cash equity investments in the fourth quarter of 2004 under the 2004 management equity program and the offering as if they had occurred on September 30, 2004. The unaudited pro forma statements of operations data and other pro forma financial data give effect to the Transactions as if they had occurred on January 1, 2003.

        The summary unaudited pro forma condensed combined financial information is based on the audited and consolidated financial statements of Rockwood, our unaudited consolidated financial statements and the audited and unaudited combined financial statements of Dynamit Nobel, in each case, included elsewhere in this prospectus, as adjusted to illustrate the estimated pro forma effects of the Transactions.

        The summary unaudited pro forma condensed combined financial information is for illustrative purposes only. Such information does not purport to be indicative of the financial condition and the results of operations that would have been achieved had the Transactions for which we are giving pro forma effect actually occurred on the dates referred to above or the financial condition and the results of operations that may be expected in the future. The unaudited pro forma condensed combined financial information has been prepared based upon currently available information and assumptions that we believe are reasonable. Such currently available information and assumptions may prove to be inaccurate over time.

        The summary historical and pro forma financial data presented below should be read together with "Selected Financial Data," "Unaudited Pro Forma Condensed Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," Rockwood's consolidated financial statements and the notes to those statements, our consolidated financial statements and the notes to those statements and Dynamit Nobel's combined financial statements and the notes to those statements, in each case, included elsewhere in this prospectus.

				Nine Months Ended September 30,			Pro Forma Nine Months Ended September 30, 2004
	Year Ended December 31,					Pro Forma Year Ended December 31, 2003
($ in millions)
	2001	2002	2003	2003	2004
Statement of operations data:
Net sales:
Performance Additives	$418.4	$443.8	$477.3	$352.0	$470.5	$535.1	$514.4
Specialty Compounds	171.7	168.8	176.4	135.4	152.5	176.4	152.5
Electronics	152.5	147.3	143.6	105.3	124.8	143.6	124.8
Specialty Chemicals	—	—	—	—	116.6	659.7	555.1
Titanium Dioxide Pigments	—	—	—	—	68.9	381.8	315.2
Advanced Ceramics	—	—	—	—	56.6	286.0	259.8
Custom Synthesis	—	—	—	—	38.0	268.4	180.3

Total net sales	742.6	759.9	797.3	592.7	1,027.9	2,451.0	2,102.1
Cost of products sold	546.5	542.5	581.4	431.7	756.3	1,667.2	1,454.0

Gross profit	196.1	217.4	215.9	161.0	271.6	783.8	648.1
Selling, general and administrative expenses	147.5	112.9	118.0	89.0	177.2	510.6	440.8
Impairment charges(1)	—	50.0	35.0	—	—	35.0	—
Restructuring charges	9.2	1.2	1.8	1.3	0.1	1.8	0.1

Operating income	39.4	53.3	61.1	70.7	94.3	236.4	207.2
Other income (expenses):
Interest expense, net(2)	(107.0)	(108.1)	(112.3)	(81.3)	(100.0)	(177.2)	(132.9)
Foreign exchange gain (loss)(3)	9.6	(24.6)	(18.5)	(19.1)	(35.3)	(15.6)	(35.3)
Refinancing expenses(4)	—	—	(38.3)	(36.9)	(2.8)	(38.3)	(2.8)
Loss on receivables sold	(1.2)	(1.3)	—	—	—	—	—
Income from investments	—	—	—	—	—	2.9	3.4
Stamp duty tax(5)	—	—	—	—	(4.0)	—	(4.0)

(Loss) income before taxes and other adjustments	(59.2)	(80.7)	(108.0)	(66.6)	(47.8)	8.2	35.6
Income tax (benefit) provision	(4.8)	(12.5)	(16.3)	(9.8)	(1.6)	27.9	16.9
Minority interest	—	—	—	—	—	(0.3)	—

Net (loss) income	$(54.4)	$(68.2)	$(91.7)	$(56.8)	$(46.2)	$(20.0)	$18.7

Net (loss) income applicable to common shareholders(6)	$(54.4)	$(68.2)	$(96.8)	$(60.9)	$(50.9)	$(20.0)	$18.7

Net (loss) income per share data (unaudited)(7):
Basic net (loss) income per common share:
Net (loss) income per common share
Weighted average shares
Diluted net (loss) income per common share:
Net (loss) income per common share
Weighted average shares
Cash flow data:
Net cash provided by (used in) operating activities	$113.8	$(4.1)	$42.6	$40.8	$86.1
Net cash used in investing activities	(31.6)	(30.4)	(48.5)	(37.4)	(2,096.5)
Net cash (used in) provided by financing activities	(30.6)	(18.9)	(1.7)	(2.0)	2,150.3
Effect of exchange rate changes on cash	0.1	2.6	3.8	4.5	1.5

Net increase (decrease) in cash and cash equivalents	$51.7	$(50.8)	$(3.8)	$5.9	$141.4

Other financial data:
Depreciation and amortization	$74.7	$46.3	$52.4	$37.6	$60.4	$162.7	$131.8
Capital expenditures	34.5	36.0	34.3	26.8	38.8	156.3	97.0
EBITDA(8)	122.5	73.7	56.7	52.3	112.6	347.8	300.3
Non-cash charges and gains included in EBITDA(9)	(0.6)	74.6	91.9	56.1	72.8	88.9	72.8
Other special charges and gains included in EBITDA(10)	18.5	2.1	0.9	(0.4)	8.9	33.1	14.0

($ in millions)	As of December 31, 2003	As of September 30, 2004	Pro Forma as of September 30, 2004
Balance sheet data:
Cash and cash equivalents	$41.9	$183.3	$203.6
Working capital(11)	110.6	413.1	500.1
Property, plant and equipment, net	418.6	1,413.7	1,413.7
Total assets(1)	1,460.7	4,902.7	4,891.6
Long-term debt(12)	1,054.4	3,125.5	2,820.3
Redeemable convertible preferred stock	30.1	33.1	—
Stockholders' equity	126.1	585.3	990.5

(1)
As part of our impairment testing in late 2002 and 2003, we determined that there were goodwill impairments of $50.0 million in 2002 and $19.3 million in 2003 in our Electronics segment. We also determined that there was a property, plant and equipment impairment of $15.7 million in 2003 in our Electronics segment.

(2)
For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and September 30, 2004, interest expense, net included non-cash gains (losses) of $(7.9) million, $(11.6) million, $(6.0) million, $(2.7) million and $6.8 million, respectively, representing the movement in the mark-to-market valuation of our interest rate derivative instruments for the periods as well as $7.2 million, $8.0 million, $6.1 million, $4.5 million and $5.2 million, respectively, of amortization expense related to deferred financing costs. Included in the non-cash gains (losses) are cross-currency interest rate swaps entered into in connection with the July 2003 debt refinancing. Interest expense, net, for the year ended December 31, 2003 and the nine months ended September 30, 2004 included a $(10.5) million and $3.1 million mark-to-market (loss) gain for these swaps.

(3)
Represents the non-cash translation impact on our euro-denominated debt resulting from the weakening (strengthening) of the euro against the U.S. dollar during the applicable periods. In the first nine months of 2004, this amount also included a $10.9 million mark-to-market realized loss on foreign currency derivative agreements that we entered into in connection with the Dynamit Nobel acquisition.

(4)
In July 2003, we wrote off $36.9 million of deferred debt issuance costs relating to our previous long-term debt that was repaid as part of the July 2003 debt refinancing. In December 2003, we expensed $1.4 million of investment banking and professional fees in connection with the December 2003 refinancing of borrowings under the then new senior credit facilities. In July 2004, we wrote off $2.8 million of deferred debt issuance costs relating to our previous long-term debt that was repaid as part of the acquisition financings.

(5)
Represents the tax on certain assets transferred in the United Kingdom in connection with the KKR acquisition.

(6)
Represents the net (loss) income applicable to common shareholders after reducing net loss (income) by the amount of accumulated and unpaid dividends and the accretion to the redemption value of the redeemable convertible preferred stock for the respective period.

(7)
Net loss (income) per common share is calculated by dividing net loss (income) applicable to common shares by the weighted average shares outstanding. Unaudited pro forma basic and diluted net loss (income) per common share has been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic net loss (income) per common share calculation, adjusted for the             for 1 stock split to be

  effected prior to the completion of this offering, are comprised of approximately    million shares of our common stock outstanding prior to this offering and             million shares of our common stock being offered hereby.

(8)
EBITDA is defined as net income plus interest expense, net, income tax provision (benefit) and depreciation and amortization. EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to net (loss) income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

  The amounts shown for EBITDA in this prospectus differ from the amounts calculated under the definition of EBITDA used in our debt agreements. The definition of EBITDA used in our debt agreements permits further adjustments for certain cash and non-cash charges and gains; the indentures governing the 2011 notes and the 2014 notes exclude certain adjustments permitted under the senior secured credit agreement. EBITDA as adjusted is used in our debt agreements to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain payments. In addition to covenant compliance, our management also uses EBITDA as adjusted to assess our operating performance, and to calculate performance-based cash bonuses and determine whether certain performance-based stock options vest, as both such bonuses and options are tied to EBITDA as adjusted targets. For a discussion of the adjustments, uses and the limitations on the use of EBITDA as adjusted, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Special Note Regarding Non-GAAP Financial Measures."

  The following table sets forth a reconciliation of net (loss) income to EBITDA for the periods indicated.

				Nine Months Ended September 30,
	Year Ended December 31,					Pro Forma Year Ended December 31, 2003	Pro Forma Nine Months Ended September 30, 2004
($ in millions)
	2001	2002	2003	2003	2004

Net (loss) income	$(54.4)	$(68.2)	$(91.7)	$(56.8)	$(46.2)	$(20.0)	$18.7
Interest expense, net	107.0	108.1	112.3	81.3	100.0	177.2	132.9
Income tax (benefit) provision	(4.8)	(12.5)	(16.3)	(9.8)	(1.6)	27.9	16.9
Depreciation and amortization	74.7	46.3	52.4	37.6	60.4	162.7	131.8

EBITDA	122.5	73.7	56.7	52.3	112.6	347.8	300.3

Minority interest	—	—	—	—	—	0.3	—

EBITDA (before minority interest)	$122.5	$73.7	$56.7	$52.3	$112.6	$348.1	$300.3

(9)
EBITDA, as defined above, contains the following non-cash charges and gains, each of which is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Charges":

				Nine Months Ended September 30,
	Year Ended December 31,					Pro Forma Year Ended December 31, 2003	Pro Forma Nine Months Ended September 30, 2004
($ in millions)
	2001	2002	2003	2003	2004

Asset impairment	$—	$50.0	$35.0	$—	$—	$35.0	$—
Inventory write-up reversal	9.0	—	0.1	0.1	34.7	—	34.7
Write-off of deferred debt issuance costs	—	—	38.3	36.9	2.8	38.3	2.8
Foreign exchange loss (gain)	(9.6)	24.6	18.5	19.1	35.3	15.6	35.3

	$(0.6)	$74.6	$91.9	$56.1	$72.8	$88.9	$72.8

(10)
In addition to non-cash charges and gains, EBITDA contains the following other special charges and gains, each of which is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Charges":

				Nine Months Ended September 30,			Pro Forma Nine Months Ended September 30, 2004
	Year Ended December 31,					Pro Forma Year Ended December 31, 2003
($ in millions)
	2001	2002	2003	2003	2004

Systems/organization establishment expenses	$2.6	$1.5	$1.6	$1.1	$2.5	$1.6	$2.5
Stamp duty tax	—	—	—	—	4.0	—	4.0
Business interruption costs and insurance recovery	1.3	(2.2)	(4.5)	(4.5)	—	(4.5)	—
Cancelled acquisition and disposition costs	1.2	0.3	1.9	1.7	0.1	1.9	0.1
Non-recurring charges	—	—	—	—	—	12.6	—
Loss on receivables sold	1.2	1.3	—	—	—	—	—
Loss on disposed businesses	—	—	—	—	0.8	—	0.8
Restructuring charges	9.7	1.2	1.9	1.3	0.1	16.4	0.6
Cancelled financing costs	2.5	—	—	—	—	—	—
Adjustment related to divested businesses	—	—	—	—	—	4.6	—
Minority interest	—	—	—	—	—	0.3	—
Other	—	—	—	—	1.4	0.2	6.0

	$18.5	$2.1	$0.9	$(0.4)	$8.9	$33.1	$14.0

(11)
Working capital is defined as current assets less current liabilities.

(12)
Excludes the current portion of long-term debt.

Dynamit Nobel Summary Financial Data

        The summary financial data of Dynamit Nobel presented below as of and for the years ended September 30, 2001 and 2002, and the three months ended December 31, 2002 and the year ended December 31, 2003 have been derived from its audited combined financial statements included elsewhere in this prospectus. The summary financial data of Dynamit Nobel presented below for the six months ended June 30, 2003 and as of and for the six months ended June 30, 2004 have been derived from its unaudited condensed combined financial statements, included elsewhere in this prospectus. In the opinion of our management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, which are normally recurring adjustments, necessary for a fair presentation of the results of operations for the periods presented. Results of operations for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year.

        In September 2002, Dynamit Nobel changed its fiscal year end from September 30 to December 31, which resulted in a short financial year from October 1, 2002 to December 31, 2002.

        The summary financial data presented below should be read together with Dynamit Nobel's combined financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Dynamit Nobel" included elsewhere in this prospectus.

	Year Ended September 30,		Three Months Ended December 31, 2002		Six Months Ended June 30,
($ in millions)				Year Ended December 31, 2003
	2001	2002			2003	2004
Statement of operations data:
Net sales	$1,446.5	$1,421.9	$336.9	$1,595.9	$800.0	$885.5
Cost of sales	(949.5)	(914.7)	(219.3)	(1,060.0)	(524.9)	(587.0)

Gross profit	497.0	507.2	117.6	535.9	275.1	298.5
Operating expenses(a)	(286.4)	(300.9)	(84.6)	(353.2)	(171.3)	(194.3)

Operating income	210.6	206.3	33.0	182.7	103.8	104.2
Other income, net(a)	4.9	3.8	2.2	5.8	0.8	0.5
Interest expense, net	(24.2)	(22.8)	(6.9)	(25.2)	(13.6)	(14.4)

Income before taxes and other adjustments	191.3	187.3	28.3	163.3	91.0	90.3
Income tax provision	94.1	80.4	11.8	61.7	34.2	32.1
Other adjustments(1)	1.3	3.4	0.3	(0.7)	1.1	—

Net income	$98.5	$110.3	$16.8	$100.9	$57.9	$58.2

Cash flow data:
Net cash provided by (used in) operating activities	$128.0	$142.1	$42.1	$267.0	$57.6	$(18.2)
Net cash used in investing activities(2)	(60.3)	(62.5)	(23.8)	(102.7)	(9.0)	(45.0)
Net cash (used in) provided by financing activities(3)	(82.3)	(95.9)	(30.9)	(196.8)	(56.6)	71.7
Exchange-rate-related change in cash and cash equivalents	8.3	15.1	10.2	33.3	6.1	(6.9)

Net (decrease) increase in cash and cash equivalents	$(6.3)	$(1.2)	$(2.4)	$0.8	$(1.9)	$1.6

Other financial data:
Depreciation and amortization	$103.3	$83.1	$21.1	$94.6	$45.7	$52.0
Capital expenditures	125.1	112.0	26.3	122.0	39.4	58.2
EBITDA(4)	320.1	295.8	56.6	282.7	151.7	156.7
Non-cash charges and gains included in EBITDA(5)	(2.7)	(3.4)	(1.6)	(2.4)	(6.0)	(1.1)
Other special charges and gains included in EBITDA(6)	(58.2)	(20.4)	2.6	31.8	8.3	2.7

	As of September 30,		As of December 31,
($ in millions)					As of June 30, 2004
	2001	2002	2002	2003
Balance sheet data:
Cash and cash equivalents	$10.7	$9.5	$7.0	$7.8	$9.5
Working capital(7)	(67.9)	(139.6)	(56.2)	(103.6)	(153.2)
Property, plant and equipment	663.3	723.9	766.2	918.2	886.2
Total assets	1,596.7	1,732.5	2,144.7	2,431.6	2,430.7
Long-term debt(8)	137.9	94.1	201.6	231.6	203.3
Investment by mg technologies ag	599.8	602.6	966.3	1,036.7	1,037.8

(a)
Certain amounts have been reclassified to conform to Rockwood's historical presentation.

(1)
Other adjustments include earnings (loss) from discontinued operations, cumulative effects from changes in accounting principles and minority interest.

(2)
Net cash used in investing activities primarily represents capital expenditures, net of proceeds from dispositions of businesses and fixed assets.

(3)
Net cash (used in) provided by financing activities primarily represents net changes in external debt and the net change in intercompany balances with Dynamit Nobel's parent, mg technologies ag.

(4)
EBITDA is defined as net income plus interest expense, net, income tax provision (benefit) and depreciation and amortization. EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to net (loss) income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

  The amounts shown for EBITDA in this prospectus differ from the amounts calculated under the definition of EBITDA used in our debt agreements. The definition of EBITDA used in our debt agreements permits further adjustments for certain cash and non-cash charges and gains; the indentures governing the 2011 notes and 2014 notes exclude certain adjustments permitted under the senior secured credit agreement. EBITDA as adjusted is used in our debt agreements to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain payments. In addition to covenant compliance, our management also uses EBITDA as adjusted to assess our operating performance, and to calculate performance-based cash bonuses and determine whether certain performance-based stock options vest, as both such bonuses and options are tied to EBITDA as adjusted targets. For a discussion of the adjustments, uses and the limitations on the use of EBITDA as adjusted, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Special Note Regarding Non-GAAP Financial Measures."

  The following is a reconciliation of Dynamit Nobel's net income to EBITDA:

	Year Ended September 30,				Six Months Ended June 30,
			Three Months Ended December 31, 2002
($ in millions)				Year Ended December 31, 2003
	2001	2002			2003	2004
Net income	$98.5	$110.3	$16.8	$100.9	$57.9	$58.2
Interest expense, net	24.2	22.8	6.9	25.2	13.6	14.4
Income tax provision	94.1	80.4	11.9	61.7	34.2	32.1
Depreciation and amortization	103.3	83.1	21.1	94.6	45.7	52.0

EBITDA	320.1	296.6	56.7	282.4	151.4	156.7
Minority interest	—	(0.8)	(0.1)	0.3	0.3	—

EBITDA (before minority interest)	$320.1	$295.8	$56.6	$282.7	$151.7	$156.7

(5)
EBITDA, as defined above, contains the following non-cash charges and gains, which are described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Charges":

	Year Ended September 30,				Six Months Ended June 30,
			Three Months Ended December 31, 2002
($ in millions)				Year Ended December 31, 2003
	2001	2002			2003	2004
Earnings from discontinued operations	$(1.3)	$(2.6)	$(0.2)	$(1.4)	$(1.4)	$—
Cumulative effect of change in accounting principle	—	—	—	1.8	—	—
Foreign exchange loss (gain)	(1.4)	(0.8)	(1.4)	(2.8)	(4.6)	(1.1)

	$(2.7)	$(3.4)	$(1.6)	$(2.4)	$(6.0)	$(1.1)

(6)
In addition to non-cash charges and gains, our EBITDA contains the following other special charges and gains, which are described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Charges":

	Year Ended September 30,				Six Months Ended June 30,
($ in millions)			Three Months Ended December 31, 2002	Year Ended December 31, 2003
	2001	2002			2003	2004
Non-recurring charges	$(0.3)	$(1.9)	$—	$12.6	$5.6	$2.3
Restructuring and closure charges	2.4	3.3	2.6	14.6	2.2	0.4
Adjustment related to divested businesses	(60.3)	(21.8)	—	4.6	0.5	—

	$(58.2)	$(20.4)	$2.6	$31.8	$8.3	$2.7

(7)
Working capital is defined as current assets less current liabilities.

(8)
Excludes the current portion of long-term debt.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should consider carefully the following factors and the other information in this prospectus before deciding to purchase any shares of our common stock.

Risk Factors Relating to Our Business

Substantial Leverage—Our available cash and access to additional capital may be limited by our substantial leverage.

        We are highly leveraged and have significant debt service obligations. As of September 30, 2004, on a pro forma basis after giving effect to the Fall 2004 debt refinancings, the $5.5 million of cash equity investments in the fourth quarter of 2004 under the 2004 management equity program and the offering, we would have had approximately $2,820.3 million of indebtedness outstanding and total stockholders' equity of approximately $990.5 million. This high level of indebtedness could have important negative consequences to us and you, including:

  •
  we may have difficulty obtaining financing in the future for working capital, capital expenditures or acquisitions;

  •
  we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

  •
  some of our debt, including our borrowings under our senior secured credit facilities, will have variable rates of interest, which will expose us to the risk of increased interest rates;

  •
  our debt level increases our vulnerability to general economic downturns and adverse industry conditions;

  •
  our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

  •
  our substantial amount of debt and the amount we need to pay to service our debt obligations could place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

Additional Borrowings Available—Despite our substantial leverage, we and our subsidiaries will be able to incur more indebtedness. This could further exacerbate the risks described above, including our ability to service our indebtedness.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although Group's senior secured credit facilities, indenture governing the 2011 notes and indenture governing the 2014 notes contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of qualifications and exceptions, and under certain circumstances, indebtedness incurred in compliance with such restrictions could be substantial. As of September 30, 2004, the revolving credit facility under the senior secured credit facilities would have provided for additional borrowings of up to $233.7 million, after giving effect to $16.3 million of letters of credit issued on our behalf. To the extent new debt is added to our current debt levels, the substantial leverage risks described above would increase.

Restrictive Covenants in Our Debt Instruments—Our debt instruments contain a number of restrictive covenants which may limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

        Group's senior secured credit facilities, indenture governing the 2011 notes and indenture governing the 2014 notes impose, and the terms of any future indebtedness may impose, operating and other restrictions on us. Such restrictions will affect, and in many respects limit or prohibit, among other things, our ability to:

  •
  incur additional indebtedness;

  •
  make cash distributions, including paying dividends, redeem or repurchase our equity interests, or repay subordinated debt;

  •
  make investments or acquisitions;

  •
  use assets as security in other transactions;

  •
  sell assets;

  •
  guarantee other indebtedness;

  •
  enter into agreements that restrict dividends from restricted subsidiaries;

  •
  consolidate, merge or transfer all or substantially all of our assets;

  •
  enter into transactions with affiliates; and

  •
  sell capital stock of restricted subsidiaries.

In addition, Group's senior secured credit facilities also require us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. The restrictions contained in Group's senior secured credit facilities, indenture governing the 2011 notes and indenture governing the 2014 notes could:

  •
  limit our ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans; and

  •
  adversely affect our ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under the senior secured credit facilities and/or the indentures. If an event of default occurs under the senior secured credit facilities, which includes an event of default under the indentures, the lenders could elect to:

  •
  declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;

  •
  require us to apply all of our available cash to repay the borrowings; or

  •
  prevent us from making debt service payments on the 2011 notes and 2014 notes;

any of which would result in an event of default under the 2011 notes and 2014 notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further financing. If we were unable to repay or otherwise refinance these borrowings when due, our lenders could sell the collateral securing the senior secured credit facilities, which constitutes substantially all of our and our subsidiaries' assets.

Structural Subordination—The issuer is a holding company that does not conduct any business operations of its own. The issuer depends upon the performance of its subsidiaries and their ability to make distributions to it. Accordingly, in the event of the issuer's dissolution, bankruptcy, liquidation or reorganization, you will not be entitled to receive ratably any assets available for distribution to our stockholders until after the payment in full of the claims of the creditors of these subsidiaries.

        The issuer is a holding company that does not conduct any business operations of its own. The issuer's principal asset is common stock of its subsidiary, Rockwood Specialties Consolidated, Inc., which, indirectly through other subsidiaries, owns operating subsidiaries. As a result, the issuer is dependent upon cash dividends and distributions or other transfers from its subsidiaries to make dividend payments on its common stock and to meet any obligations. The ability of the issuer's subsidiaries to pay dividends and make payments to the issuer will depend on their operating results and may be restricted by, among other things, applicable corporate, tax and other laws and regulations, agreements of those subsidiaries, such as the senior secured credit facilities, the indenture governing the 2011 notes and the indenture governing the 2014 notes and agreements governing any future indebtedness the issuer or its subsidiaries may incur.

        In addition, because the issuer is a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of its subsidiaries, including obligations under Group's senior secured credit facilities and indentures. Accordingly, in the event of the issuer's dissolution, bankruptcy, liquidation or reorganization, the issuer's assets and those of its subsidiaries will be available for distribution to our stockholders only after all of the issuer's and its subsidiaries' liabilities and obligations have been paid in full. The issuer would not be able to make distributions to its stockholders until after the payment in full of the claims of the creditors of its subsidiaries.

Risks Associated with Acquisitions—We may not be able to successfully integrate Dynamit Nobel or other acquisitions we may make in the future.

        The process of combining the businesses of Dynamit Nobel or any of our recent bolt-on acquisitions, or any other future acquisitions, and Rockwood involves risks. We are currently in the process of integrating the businesses of Dynamit Nobel. We may face difficulty completing the integration of the new operations, technologies, products and services of Dynamit Nobel or any of our recent bolt-on acquisitions, or any other future acquisition, and may incur unanticipated expenses related to those integrations. The difficulties of combining operations may be magnified by integrating personnel with differing business backgrounds and corporate cultures. Completion of the Dynamit Nobel acquisition required, and the continuing integration of Dynamit Nobel with Rockwood requires, a substantial amount of management's time. Failure to successfully manage and integrate these acquisitions with our existing operations could lead to the potential loss of customers of the acquired business, the potential loss of employees who may be vital to the new operations, the potential loss of business opportunities or other adverse consequences that could affect our financial condition and results of operations. Even if integration occurs successfully, failure of the Dynamit Nobel acquisition or any future acquisition to achieve levels of anticipated sales growth, profitability or productivity comparable with those achieved by our existing operations, or otherwise not perform as expected, may adversely impact our financial condition and results of operations. We have incurred, and will continue to incur, certain liabilities and expenses in connection with the Dynamit Nobel acquisition, our recent bolt-on acquisitions or any future acquisitions.

Limited Relevance of Financial Information—Our historical and pro forma financial information may not be representative of our results as a combined company.

        The historical financial information included in this prospectus (other than our financial statements as of and for the nine months ended September 30, 2004, which include the results of operations of the Dynamit Nobel businesses during the two-month period ended September 30, 2004) consists of separate financial statements of Rockwood and Dynamit Nobel for periods prior to the consummation of the Dynamit Nobel acquisition. Furthermore, the historical financial statements of Dynamit Nobel are derived from the historical accounting records of mg technologies ag and are presented on a "carve-out" basis to include the historical operations applicable to Dynamit Nobel as operated under mg technologies ag. The historical financial information of Dynamit Nobel includes all revenues and costs directly attributable to Dynamit Nobel as operated under mg technologies ag, including compensation for executives of Dynamit Nobel, costs for facilities, functions and services used by Dynamit Nobel at mg technologies ag's sites and costs for certain functions and services performed by centralized mg technologies ag's financial and cash management systems. In addition, the pro forma financial information presented in this prospectus is based on certain assumptions regarding the integration of Dynamit Nobel, as well as the other components of the Transactions, that we believe are reasonable. We cannot assure you that our assumptions will prove to be accurate over time. Accordingly, the historical and pro forma financial information included in this prospectus may not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented, or what our results of operations and financial condition will be in the future.

Currency Fluctuations—Because a significant portion of our operations is conducted in foreign currencies, fluctuations in currency exchange rates may impact our financial condition and results of operations and may affect the comparability of our results between financial periods.

        Our operations are conducted by subsidiaries in many countries. The results of their operations and financial condition are reported in the local currency and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The exchange rates between some of these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. As a result of the Dynamit Nobel acquisition, a significantly larger portion of our net sales and cost of products sold is now denominated in euros. On a pro forma basis after giving effect to the Transactions, approximately 42.0% of our net sales for the year ended December 31, 2003 would have been made in euros. This increases the impact of the fluctuation of the euro against the U.S. dollar.

        Furthermore, because a portion of Group's senior secured credit facilities are denominated in euros, we are subject to fluctuation in the exchange rate between the U.S. dollar and the euro, which may have an adverse effect on our financial position and may also affect the comparability of our results between financial periods. For example, the dollar-euro noon buying rate announced by the Federal Reserve Bank of New York decreased from $1.00=€1.065 on December 31, 2000 to $1.00=€0.7357 on December 31, 2004. In addition, because our financial statements are reported in U.S. dollars, the translation effect of such fluctuations has in the past significantly impacted, and may in the future, significantly impact our financial condition and results of operations and may affect the comparability of our results between financial periods. We also incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity.

        We cannot assure you that we will be able to effectively manage our currency translation and/or transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Global Exposure."

Regulation of Our Raw Materials, Products and Facilities—Our business could be adversely affected by regulation to which our raw materials, products and facilities are subject.

        Some of the raw materials we handle, and our products and facilities, are subject to government regulation. These regulations affect the manufacturing processes, uses and applications of our products.

        For example, the manufacturing processes and facilities of Dynamit Nobel Special Chemistry and Finorga business lines within our Custom Synthesis segment, which specialize in commercial production of pharmaceutical intermediates, are subject to regulatory requirements of the FDA, including current Good Manufacturing Practice regulations or other applicable foreign regulatory agencies such as the central European agency for medicines. In addition, certain lithium compounds manufactured by our Fine Chemicals business line of our Specialty Chemicals segment are also subject to FDA regulation. Furthermore, the manufacture and supply of ceramic-on-ceramic ball head and liner components for hip joint prostheses systems by our Advanced Ceramics segment may also be subject to the FDA's Quality System Regulation, which imposes current Good Manufacturing Practice requirements on the manufacture of medical devices. Regulatory requirements of the FDA are complex, and any failure to comply with them could subject us and/or our customers to fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, denial of government approvals, withdrawal of marketing approvals and criminal prosecution and could adversely impact our net sales, undermine goodwill established with our customers, damage commercial prospects for our products and materially adversely affect our results of operations.

        In addition, some of our subsidiaries' products contain raw materials, such as arsenic pentoxide, carbon disulfide, lithium carbonate, telrahydrofucan, copper, chromic acid, silica, zinc chromate and lead, that are deemed hazardous materials in certain situations. The use of these materials is regulated and some of these regulations require product registrations, which also are subject to renewal and potential revocation. For example, in February 2002, the Environmental Protection Agency, or EPA, announced a voluntary decision by CCA manufacturers to amend their registrations for CCA to limit use of CCA-treated lumber in most residential settings. Ultimately, in March 2003, the EPA amended the registrations for CCA prohibiting CCA treatment of wood, effective December 31, 2003, for use in most residential settings, including play structures, decks, picnic tables, landscaping timbers, residential fencing, patios and walkways and boardwalks. Similar initiatives were enacted in Canada. In addition, a lawsuit was filed in December 2002 by various plaintiffs against the EPA seeking a regulatory ban on all uses of CCA, and environmental groups petitioned the Consumer Product Safety Commission in June 2001 to ban and recall all CCA-treated wood in playground equipment and to refund consumers the cost of the CCA-treated wood playground equipment that they purchased. Although the Consumer Product Safety Commission denied the petition in November 2003, several forms of legislation are being considered by various jurisdictions in the United States which would further limit the level of arsenic allowed in ground water and disposal sites. These regulations may affect our ability to market certain chemicals we produce containing arsenic pentoxide. The use of arsenic and its derivatives in timber treatment chemicals has largely been phased out under government regulations in Japan starting in 1995, and some European countries have limited its use as well.

        In addition to those specifically referred to above, there is a risk that other key raw materials or one or more of our products may be found to have, or be recharacterized as having, a toxicological or health-related impact on the environment or on our customers or employees. If such a discovery or recharacterization occurs, the relevant materials, chemicals or products, including products of our customers incorporating our materials or chemicals, may be recalled or banned or we may incur increased costs in order to comply with new regulatory requirements. Change in regulations, or their interpretation, may also affect the marketability of certain of our products.

Manufacturing Hazards—Hazards associated with chemical manufacturing could adversely affect our results of operations.

        Due to the nature of our business, we are exposed to the hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes in our manufacturing facilities or our distribution centers. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on our company as a whole. For example, over the past three years we experienced fires, explosions or accidents in our manufacturing facilities in Gonzales, Texas; Riddings, Derbyshire, U.K.; Gomet, Italy; Leverkusen, Schlebusch, Germany; Troisdorf, Germany and Langelsheim, Germany. Other hazards include:

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  piping and storage tank leaks and ruptures;

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  mechanical failure;

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  employee exposure to hazardous substances;

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  chemical spills and other discharges or releases of toxic or hazardous substances or gases; and

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  inclement weather and natural disasters.

        These hazards may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines or work stoppage injunctions and lawsuits by injured persons. For example, our subsidiaries had been named as defendants in a wrongful death suit filed by the family of an employee who was fatally injured in an accident in our Clay-based Additives facility in Gonzales, Texas. While we are unable to predict the outcome of this case and other such cases, we cannot assure you that, if determined adversely to us, we will have adequate insurance to cover such claims or that we will have sufficient cash flow to pay for such claims. Such outcomes could adversely affect our financial condition and results of operations.

Raw Materials—Fluctuations in costs of our raw materials or our access to supplies of our raw materials could have an adverse effect on our results of operations.

        Although no single raw material represented more than 3.5% of our pro forma cost of products sold in 2003, raw material costs generally account for a high percentage of our total costs of products sold. In 2003, raw materials constituted approximately 45.4% of our pro forma cost of products sold. We generally purchase raw materials based on supply agreements linked to market prices and therefore our results of operations are subject to short-term fluctuations in raw materials prices. These fluctuations limit our ability to accurately forecast future raw material costs and hence our profitability.

        Many of the raw materials we use are commodities, and the price of each can fluctuate widely for a variety of reasons, including changes in availability, major capacity additions or reductions or significant facility operating problems. For example, polyvinyl chloride, or PVC, resin, the largest single raw material for our Specialty Compounds segment, is a commodity product and its pricing is directly related to the price of ethylene and chlorine, as well as PVC industry operating rates. Our supply contracts for PVC resin do not specify a fixed price. Historically, when PVC resin prices increased, as they did during most of the period since January 2000, we have been able to pass only a portion of that increase to our customers. We may not be able to pass additional increases to our customers in the future.

        In addition, titanium-bearing slag used in our Titanium Dioxide Pigments segment, our largest raw material (in terms of dollars), is sourced primarily from one supplier in Canada. If our supplier is unable to meet its obligations under our present supply agreement or we are unable to enter into new supply arrangements on competitive terms when our existing short-term supply arrangements expire, we may be forced to pay higher prices to obtain these necessary raw materials. Furthermore, certain of our raw materials, such as cesium and elemental lithium, are sourced from countries where political, economic and social conditions may be subject to instability. In addition, our raw material, elemental lithium, requires a period of time before it can be used to produce lithium compounds. In the event there is an increase in market demand for lithium products, we may not be able to respond to such market demand on a timely basis. Any interruption of supply or any price increase of raw materials could have an adverse effect on our business and results of operations.

Energy Costs—Fluctuations in energy costs could have an adverse effect on our results of operations.

        Energy purchases in 2003 constituted approximately 4.5% of Rockwood's historical cost of products sold and 5.2% of Dynamit Nobel's historical cost of products sold. Fluctuations in the price of energy limit our ability to accurately forecast future energy costs and hence our profitability. For example, in North America, the price of natural gas increased significantly in the first quarter of 2003 due to political conditions and extreme weather conditions. After declining through the third quarter of 2003, these prices increased steadily in early 2004, leveled off again and increased again in late 2004. If energy prices fluctuate significantly, we may not be able to pass cost increases through to our customers, in which case our business and results of operations could be adversely affected.

Environmental, Health and Safety Regulation—Compliance with extensive environmental, health and safety laws could require material expenditures or changes in our operations.

        Our operations are subject to extensive environmental, health and safety laws and regulations at national, international and local levels in numerous jurisdictions. In addition, our production facilities and a number of our distribution centers require operating permits that are subject to renewal and, in some circumstances, revocation. The nature of the chemicals industry exposes us to risks of liability under these laws and regulations due to the production, storage, transportation, disposal and sale of chemicals and materials that can cause contamination or personal injury if released into the environment. For example, we may be materially impacted in the future by the Registration, Evaluation and Authorization of Chemicals, or REACH, program proposed by the European Union. Compliance with environmental laws generally increases the costs of registration/approval requirements, the costs of transportation and storage of raw materials and finished products, as well as the costs of the storage and disposal of wastes, and could have a material adverse effect on our results of operations. We may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations, for violations arising under these laws or permit requirements. Furthermore, environmental laws are subject to change and have tended to become stricter over time. Such changes in environmental laws or their interpretation, or the enactment of new environmental laws, could result in materially increased capital expenditures and compliance costs.

        In addition, the discovery of contamination arising from historical industrial operations at some of our former and present properties has exposed us, and in the future may continue to expose us, to cleanup obligations and other damages. For example, soil and groundwater contamination is known to exist at several of our facilities, including some which we acquired in the Dynamit Nobel acquisition. Remediation systems are operated at some locations and we are in the process of determining the appropriate remedial actions with the regulatory authorities at the remaining sites. Under the sale and purchase agreement, mg technologies ag is required to indemnify us for certain environmental matters, subject to certain limitations. See "Dynamit Nobel Acquisition—Sale and Purchase Agreement—Indemnity for Breaches of Representations and Warranties—Environmental Indemnity." However, we cannot assure you that mg technologies ag will adhere to their indemnity obligations to us or that the indemnity will adequately cover any related environmental matters, and we may have to institute proceedings to pursue recovery for such matters. Such legal proceedings may be costly and may require a substantial amount of management attention, which may adversely affect our financial condition and results of operations.

Environmental Indemnities—We may be subject to environmental indemnity claims relating to properties we have divested.

        The discovery of contamination arising from properties that we have divested may expose us to indemnity obligations under the sale agreements with the buyers of such properties or cleanup obligations and other damages under applicable environmental laws. For example, we have obligations to indemnify the buyers of the former explosives business and automotive ignition systems business of Dynamit Nobel for certain environmental matters. Under such sale agreements, these indemnities are not limited as to amount. Furthermore, we have an obligation to indemnify the buyer of our former manufacturing sites at Troisdorf, Germany and Greenville, South Carolina where there has been a discovery of groundwater and soil contamination. We cannot assure you that we will have adequate insurance coverage or cash flows to make such indemnity payments. Such payments may be costly and may adversely affect our financial condition and results of operations.

Product Liability—Due to the nature of our business and products, we may be liable for damages arising out of product liability claims.

        The sale of our products involves the risk of product liability claims. For example, some of the chemicals or substances that are used in our businesses, such as arsenic pentoxide, have been alleged to represent potentially significant health and safety concerns. For example, class action suits had been filed in Louisiana, Florida and Arkansas naming one of our subsidiaries and a number of competitors of our Timber Treatment Chemicals business line in our Performance Additives segment, as well as treaters and retailers, as defendants. In addition, our subsidiary has been named as a defendant in personal injury suits in several jurisdictions with retailers and treaters named as other defendants. Furthermore, there are other similar suits, including putative class actions, pending against retailers, treaters and other formulators to which we may be eventually named as a defendant. These suits allege, among other things, product liability claims in connection with the use of timber products treated with CCA, which utilizes arsenic pentoxide as a raw material. In addition, a subsidiary in our Advanced Ceramics segment has been named as a defendant in several product liability lawsuits in Europe relating to broken artificial hip joints, which allege negligent manufacturing by our subsidiary of ceramic components used in the production of artificial hip joints. Further, a subsidiary in our Specialty Chemicals segment has been named as a defendant in several lawsuits in the United States regarding exposure to solvents contained in some of our products. If we are unsuccessful in defending such claims, we cannot assure you that insurance or indemnity arrangements will cover such claims or that our subsidiaries will have sufficient free cash flow to pay such claims.

        We may be subject to future claims with regard to these suits or others like it and we may not be able to avoid significant product liability exposure. A successful product liability claim or series of claims against us in excess of our insurance coverage or amounts for which we are not otherwise indemnified or insured could have a material adverse effect on our financial condition or results of operations. For example, for policies renewed on or after November 2002, our insurers excluded CCA from our insurance coverage under our general liability policies. We cannot assure you that we will have sufficient cash flow from operations or assets to pay a judgment resulting from a product liability claim, if any, for which there is no insurance coverage. Any such judgment could have a material adverse effect on our financial condition or results of operations.

Product Liability—Due to the nature of our business and products, we may be liable for damages arising out of certain indemnity claims.

        We may be subject to indemnity claims for product liability lawsuits relating to products we have sold. For example, our Timber Treatment Chemicals business has entered into indemnity agreements with various customers who purchased CCA-based wood protection products. Pursuant to those agreements, one of our subsidiaries agreed to defend and hold harmless those customers for certain causes of action, based on domestic mammalian, and in some cases, human, toxicity, caused by our CCA-based wood protection products, subject to certain conditions. Our Timber Treatment Chemicals business, and several of our customers were named as defendants in several suits, including putative class actions, relating to CCA-based wood protection products. Our Timber Treatment Chemicals business has received and may in the future receive claims for indemnity from customers in connection with litigation relating to CCA-based wood protection products and may be required to pay indemnity claims under such agreements to one or more of its customers. If our Timber Treatment Chemicals business is required to pay one or more indemnity claims, we cannot assure you that insurance or indemnity arrangements from Degussa (the successor to Laporte, from which an entity controlled by affiliates of KKR acquired the certain specialty chemicals business lines that formed Rockwood in the KKR acquisition) will cover such claims or that our subsidiary will have sufficient free cash flow to pay such claims.

        In addition, our Specialty Chemicals segment's subsidiary which formerly manufactured insulating glass sealants, has been named as a defendant in several product liability lawsuits relating to alleged negligent manufacturing of these sealants. Pursuant to the sale and purchase agreement, one of our Specialty Chemicals' subsidiaries may be required to pay indemnity claims for a limited number of years. If such subsidiary is required to pay indemnity claims, we cannot assure you that our insurance will cover such claims or that our subsidiary will have sufficient cash flow to pay such claims. One or more of these claims could adversely affect our financial condition or results of operations.

Cyclicality—Downturns in cyclical industries and general economic conditions could adversely affect our profitability.

        Our products are used in certain industries that are cyclical in nature, such as the automotive, data and communications and electronics industries. In addition, sales to the construction market are driven by trends in commercial and residential construction, housing starts and trends in residential repair and remodeling. Downturns in one or more of these industries could severely reduce demand for our products. For example, the telecommunications market has experienced a similar downturn, which has affected the results of operations of our Specialty Compounds segment, and in recent years the semiconductor market has experienced a severe downturn, which has affected the results of operations of our Electronics segment.

        In addition, downturns in general economic conditions, whether in a particular region or globally, could reduce demand for our products. We cannot assure you that an economic downturn in one or more of the markets or geographic regions in which we sell our products would not have a material adverse effect on our results of operations.

Pharmaceutical Industry—We may not be able to renew our contracts with Custom Synthesis' pharmaceutical customers due to their manufacturing strategy, which may adversely affect our results of operations.

        Net sales of pharmaceutical intermediates or active ingredients by our Custom Synthesis segment, which accounted for approximately 11% of our 2003 pro forma net sales, may be negatively impacted by the manufacturing strategy of our customers in the pharmaceutical industry. Pharmaceutical companies may establish back-up production facilities through a second supplier or manufacture these intermediates on their own if they have hazardous chemical production expertise in-house or are willing to make capital investments. Consequently, while we typically enter into long-term supply contracts with our pharmaceutical customers, we may not be able to renew these contracts upon expiration.

FDA Regulation—Our pharmaceutical customers and medical device customers may not receive regulatory approval for their products or their products may be withdrawn by the FDA or similar foreign regulatory agencies. These events could adversely affect our results of operations.

        Pharmaceutical customers of our Custom Synthesis segment to whom we supply our pharmaceutical intermediates and medical device customers of our Advanced Ceramics segment to whom we supply our ceramic-on-ceramic ball head and liner components are subject to FDA regulation, including premarket approval of their products and post market compliance requirements. The FDA may take three years or longer to grant premarket approval, if at all. Once approved, our customers' pharmaceutical products and total hip prostheses systems may be withdrawn from the market either voluntarily by our customers or as a result of the FDA's or a foreign equivalent's withdrawal of marketing approval or removal of such products for a number of reasons including safety, current Good Manufacturing Practice or Quality System Regulation problems with our products or our customers' final products. These factors relating to our customers in the pharmaceutical industry and medical devices industry could significantly limit our net sales generated by our Custom Synthesis segment and Advanced Ceramics segment, respectively, and may have a material adverse effect on our financial condition and results of operations.

Competition—Our industry is highly competitive. The end-use markets in which we compete are also highly competitive. This competition may adversely affect our results of operations.

        Each of the niche markets in which we compete is highly competitive. We face significant competition from major international producers as well as smaller regional competitors. Our most significant competitors include major chemicals and materials manufacturers and diversified companies, a number of which have revenues and capital resources exceeding ours.

        In addition, within the end-use markets in which we compete, competition between products is intense. Substitute products also exist for many of our products. Therefore, we face substantial risk that certain events, such as new product development by our competitors, changing customer needs, production advances for competing products or price changes in raw materials, could result in declining demand for our products as our customers switch to substitute products or undertake manufacturing of such products on their own. If we are unable to develop and produce or market our products to effectively compete against our competitors, our results of operations may materially suffer.

        We believe that our customers are increasingly looking for strong, long-term relationships with a few key suppliers that help them improve product performance, reduce costs, or support new product development. To satisfy these growing customer requirements, our competitors have been consolidating within product lines through mergers and acquisitions. We may also need to invest and spend more on research and development and marketing costs to strengthen existing customer relationships, as well as attract new customers. We are highly leveraged and currently expect to use a substantial portion of cash flow from operations to reduce our debt. As a result, our debt level could limit our flexibility to react to these industry trends and our ability to remain competitive.

Product Innovation—If we are not able to continue our technological innovation and successful commercial introduction of new products, our profitability could be adversely affected.

        Our industries and the end-use markets into which we sell our products experience periodic technological change and product improvement. Manufacturers periodically introduce new generations of products or require new technological capacity to develop customized products. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in all key end-use markets and upon our ability to fund and successfully develop, manufacture and market products in such changing end-use markets. We will have to continue to identify, develop and market innovative products on a timely basis to replace or enhance existing products in order to maintain our profit margins and our competitive position. We cannot assure you that we will be successful in developing new products and/or technology, either alone or with third parties, or licensing intellectual property rights from third parties on a commercially competitive basis or that any of our new products will be accepted by our customers. If we fail to keep pace with the evolving technological innovations in our end-use markets on a competitive basis, our business, financial condition and results of operations could be adversely affected.

Dependence on Intellectual Property—If our intellectual property were copied by competitors, or if they were to develop similar intellectual property independently, our results of operations could be negatively affected.

        Our success depends to a significant degree upon our ability to protect and preserve our intellectual property rights, which rights we own or have pursuant to licenses granted to us by third parties. We own numerous patents and have registered a number of trademarks and service marks, and have applied for additional patents, trademarks and service marks. In addition, it is our policy to enter into confidentiality and patent assignment agreements with most of our key employees and third parties to protect our proprietary expertise and other trade secrets. We also engage in certain research and development activities with third parties, and enter into agreements with respect to confidentiality and ownership and use of resultant intellectual property. These agreements, however, may be breached, may not be enforceable, may provide for joint ownership or ownership by a third party of intellectual property or we may not have adequate remedies for a breach by the other party, which could adversely affect our intellectual property rights.

        We may be unable to prevent third parties from using our intellectual property rights without our authorization; from independently developing or otherwise obtaining intellectual property that is the same as or similar or superior to ours; or from designing around our proprietary rights, in each case, particularly in those countries where the laws do not protect our intellectual property rights as adequately as in the United States. The use of our intellectual property rights or intellectual property similar to ours by others could reduce or eliminate any competitive advantage we have developed, adversely affecting our business, financial condition and results of operations. If we must sue to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of company resources and management attention, and we may not prevail in such action. A failure to protect our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

        We conduct research and development activities with third parties and license certain intellectual property rights from third parties and we plan to continue to do so in the future. For example, in our Timber Treatment Chemicals business, we developed the technology to produce ACQ pursuant to a license agreement with Domtar Inc. and through the acquisition of the Kemwood business from Kemira OY. We endeavor to license or otherwise obtain intellectual property rights on terms favorable to us. However, we may not be able to license or otherwise obtain intellectual property rights on such terms or at all. Our inability to license or otherwise obtain such intellectual property rights, and the expiration of certain of our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

        We cannot assure you that any patents or trademarks or other intellectual property will provide us with any competitive advantage or will not be challenged by third parties. We have been and currently are subject to oppositions of our patents and trademarks by third parties before regulatory bodies in certain jurisdictions. With respect to our pending patent and trademark applications, we may not be successful in securing or defending patents or registered trademarks. Our failure to secure and defend these patents or registered trademarks may limit our ability to protect the intellectual property rights that these applications were intended to cover. In addition, a failure to obtain and defend our trademark registrations may impede our marketing and branding efforts and competitive position. A failure to protect our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Risk of Intellectual Property Litigation—Our products or processes may infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages and/or prevent us from selling our products.

        Although it is our intention to avoid infringing or otherwise violating the intellectual property rights of others, we cannot be certain that our processes and products do not or will not infringe or otherwise violate the intellectual property rights of others. We may be subject to legal proceedings and claims, including claims of alleged infringement by us or our licensees of the patents, trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management's attention from operating our businesses.

        If we were to discover or be notified that our processes or products potentially infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from these parties or substantially re-engineer our products and processes in order to avoid infringement. We might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. Moreover, if we are sued for infringement and lose the suit, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products and could have a material adverse effect on our business, financial condition and results of operations.

International Operations—As a global business, we are exposed to local business risks in different countries which could have a material adverse effect on our financial condition or results of operations.

        We have significant operations in many countries, including manufacturing facilities, research and development facilities, sales personnel and customer support operations. Currently, we operate, or others operate on our behalf, facilities in Australia, Austria, Brazil, Canada, Chile, China, Czech Republic, France, Germany, Italy, Korea, Malaysia, Mexico, the Netherlands, Poland, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Turkey and the United Kingdom, in addition to those in the United States. We generated 66% of our pro forma net sales in 2003 from customers located outside North America. Our operations are affected directly and indirectly by global regulatory, economic and political conditions, including:

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  new and different legal and regulatory requirements in local jurisdictions;

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  export duties or import quotas;

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  domestic and foreign customs and tariffs or other trade barriers;

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  potential difficulties in staffing and labor disputes and stringent labor laws and regulations;

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  managing and obtaining support and distribution for local operations;

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  increased costs of, and availability of, transportation or shipping;

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  credit risk and financial conditions of local customers and distributors;

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  potential difficulties in protecting intellectual property;

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  risk of nationalization of private enterprises by foreign governments;

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  potential imposition of restrictions on investments;

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  potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries;

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  capital controls;

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  foreign exchange restrictions and fluctuations; and

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  local political, economic and social conditions, including the possibility of hyperinflationary conditions and political instability in certain countries.

        In addition, our facilities may be targets of terrorist activities that could result in full or partial disruption of the activities of such facilities.

        We cannot assure you that we will succeed in developing and implementing policies and strategies to counter the foregoing factors effectively in each location where we do business. A failure to do so could limit our ability to sell products, compete or receive payments for products sold in such locations. Therefore, we cannot assure you that the foregoing factors will not have a material adverse effect on our operations or upon our financial condition and results of operations.

        International growth and expansion into emerging markets such as China and Eastern Europe may cause us difficulty due to greater regulatory barriers than in the United States, the necessity of adapting to new regulatory systems and laws, problems related to entering new markets with different economic, social and political systems, and significant competition from the primary participants in such markets, some of which may have substantially greater resources than we do.

Disaster Recovery Planning—In the event any of our facilities used in the Dynamit Nobel businesses is forced to shut down, we may incur significant remediation or reconstruction costs.

        In the event any of our facilities used by the Dynamit Nobel businesses is forced to shut down for a significant period of time due to natural disaster, power loss, terrorist attacks, telecommunications failures, computer viruses or other similar events, our disaster recovery planning may not be sufficient, and we may experience a significant disruption of our financial reporting systems or the manufacture and distribution of our products and services and/or damage to our relationships with customers. Accordingly, such events may have a material adverse effect on our financial condition, results of operations and cash flows.

Retention of Key Personnel—If we lose certain key personnel or are unable to hire additional qualified personnel, our business could be adversely affected because we may not be able to execute our business strategy.

        Our success depends, in part, upon the continued services of our highly skilled personnel involved in management, research, production, sales and distribution, and, in particular, upon the efforts and abilities of our executive management group. Although we believe that we are adequately staffed in key positions and that we will be successful in retaining key personnel, we cannot assure you that we will be able to retain such personnel on acceptable terms or at all. If we lose the service of any member of our executive management group, we may not be able to execute our business strategy, which in turn could have a material adverse effect on our business, financial condition and results of operations. We do not have key-person life insurance covering any of our employees. Our success also depends upon our ability to attract and retain highly qualified employees.

Relations with Employees—We are subject to stringent labor and employment laws in certain jurisdictions in which we operate, and our relationship with our employees could deteriorate, which could adversely impact our operations.

        A majority of our full-time employees are employed outside the United States, particularly in Germany where many of our Dynamit Nobel businesses are located. In certain jurisdictions where we operate, particularly in Germany, labor and employment laws are relatively stringent and, in many cases, grant significant job protection to certain employees, including rights on termination of employment. In addition, in certain countries where we operate, including Germany, our employees are members of unions or are represented by a works council as required by law. We are often required to consult and seek the consent or advice of these unions and/or respective works' councils. These regulations and laws coupled with the requirement to consult with the relevant unions or works' councils could have a significant impact on our flexibility in managing costs and responding to market changes.

        Furthermore, with respect to our employees that are subject to collective bargaining arrangements or similar arrangements (approximately 3,413 of our 9,733 full-time employees as of December 31, 2004), there can be no assurance that we will be able to negotiate labor agreements on satisfactory terms or that actions by our employees will not disrupt our business. If these workers were to engage in a strike, work stoppage or other slowdown, we could experience a significant disruption of our operations and/or higher ongoing labor costs, which could adversely affect our business, financial condition and results of operations. In addition, if our other employees were to become unionized, we could experience a significant disruption of our operations and/or higher ongoing labor costs, which could adversely affect our business and financial condition and results of operations.

Tax Liabilities—As a result of mg technologies ag's tax restructuring program in September 2001, we may incur tax liabilities.

        Prior to the Dynamit Nobel acquisition, mg technologies ag implemented a tax restructuring program in Germany. In the event that the resulting structure is challenged by the German tax authorities, we may be required to refund all or a portion of the benefits obtained by mg technologies ag and/or incur additional tax liabilities for current and future periods. Although under the sale and purchase agreement, mg technologies ag has agreed to substantially indemnify us for any such tax liabilities, a successful challenge by the German tax authorities combined with mg technologies ag's failure or inability to satisfy its indemnity obligations may have a material adverse effect on our results of operations.

Anticipated Capital Expenditures—Our required capital expenditures may exceed our estimates.

        Total combined capital expenditures of Rockwood and Dynamit Nobel for 2003 were $156.3 million, which consisted of maintenance expenditures and substantial investments in new equipment, including our ACQ expansion in the Timber Treatment Chemicals business line of our Performance Additives segment and new equipment relating to our multi-column chromatography in our Custom Synthesis business. Future capital expenditures may be significantly higher, depending on the investment requirements of each of our business lines. Future capital expenditures may also vary substantially if we are required to undertake certain actions to compete with new technologies in our industry. We cannot assure you that we will have the capital necessary to undertake these capital investments. If we are unable to do so, we may not be able to effectively compete in some of our markets, which could have a material adverse effect on our business, financial condition and results of operations. Any significant increase in our capital requirements could adversely affect our financial condition.

Control—Affiliates of KKR and DLJMB control us and may have conflicts of interest with us or you in the future.

        Upon the closing of this offering, affiliates of KKR and DLJMB will beneficially own approximately    % of our common stock (or    % if the underwriters exercise in full their over-allotment option). In addition, representatives of KKR and DLJMB will occupy a majority of the seats on our board of directors. As a result, affiliates of KKR and DLJMB have control over our decisions to enter into any corporate transaction and will have the ability to prevent any transaction that requires the approval of our board of directors or the stockholders regardless of whether or not other members of our board of directors or stockholders believe that any such transactions are in their own best interests. For example, affiliates of KKR and DLJMB could cause us to sell revenue-generating assets, which could impair our long-term ability to declare dividends or grow our business. Additionally, KKR and DLJMB are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. They may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as affiliates of KKR and DLJMB continue to hold a majority of our outstanding common stock, they will be entitled to nominate a majority of our board of directors, and will have the ability to control the vote in any election of directors. See "Related Party Transactions—Agreements with KKR, DLJMB and/or Management—Stockholders' Agreement with Affiliates of KKR and DLJMB."

We are a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

        Upon the closing of this offering, affiliates of KKR and DLJMB will continue to control a majority of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

  •
  the requirement that a majority of the board of directors consist of independent directors;

  •
  the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

        Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating/corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Effectiveness of Internal Controls—Our internal controls over financial reporting may not be effective and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

        We are evaluating our internal controls over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder, which we refer to as Section 404. We are currently performing the system and process evaluation and plan to begin the testing required in the spring of 2005 (and any necessary remediation) in an effort to comply with management certification and auditor attestation requirements of Section 404. The management certification and auditor attestation requirements of Section 404 will initially apply to us in connection with our Form 10-K for the year ended December 31, 2005. In the course of our ongoing Section 404 evaluation, we have identified areas of internal controls that may need improvement, and plan to design enhanced processes and controls to address these and any other issues that might be identified through this review. As we are still in the evaluation process, we may identify conditions that may be categorized as significant deficiencies or material weaknesses in the future. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations.

Risk Factors Relating to This Offering

Absence of a Public Market—There is no existing market for our common stock, and we cannot assure you that an active trading market will develop.

        Prior to this offering, there has been no public market for our common stock, and there can be no assurance that an active trading market will develop and continue upon completion of this offering or that the market price for our common stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations among the underwriters and us. The initial public offering price of our common stock will be based on numerous factors and may not be indicative of the market price for our common stock after the initial public offering. Factors such as variations in our actual or anticipated operating results, changes in, or failure to meet, earnings estimates of securities analysts, regulatory actions and general economic and securities market conditions, among other factors, could cause the market price of our common stock to decline below the initial public offering price.

Future Sales—Future sales of shares of our common stock by our existing stockholders in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our common stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

        Sales of our common stock will be restricted by lock-up agreements that all of our directors and executive officers and affiliates of KKR and DLJMB will enter into with the underwriters and with us. The lock-up agreements will restrict our directors and executive officers and affiliates of KKR and DLJMB, subject to specified exceptions, from selling or otherwise disposing of any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. In addition, pursuant to the management stockholder's agreements entered into by us and our management stockholders, our management stockholders may not sell or otherwise dispose of any of their respective shares of our common stock, subject to certain exceptions, for a period of 180 days after the date of this prospectus, without the prior written consent of Goldman, Sachs & Co. Although there is no present intent or arrangement to do so, all or any portion of the shares may be released from the restrictions in the lock-up agreements and those shares would then be available for resale in the market. Any release would be considered on a case by case basis.

        After this offering, we will have approximately             million shares of common stock outstanding. Of those shares, the             million shares we are offering will be freely tradeable. The approximately             shares that were outstanding immediately prior to this offering will be eligible for resale from time to time after the expiration of the 180-day lock-up period, subject to contractual restrictions and restrictions under the Securities Act of 1933, as amended. Approximately             of those shares may be sold subject to the volume, manner of sale and other conditions of Rule 144 and approximately    of those shares may be sold freely pursuant to Rule 144(k) if they have been held for at least two years. Under the registration rights agreement, affiliates of KKR, which will beneficially own             shares after this offering, and DLJMB, which will beneficially own             shares after this offering, will have the right to request us to register the resale of their respective shares. In addition, affiliates of KKR, DLJMB, management stockholders and other stockholders can exercise certain piggyback registration rights in connection with other registered offerings.

        In addition, approximately             shares have been reserved for future issuance under the stock plan, including approximately             shares issuable upon the exercise of presently outstanding stock options and             shares of common stock underlying vested restricted stock units held by our chairman and chief executive officer, Seifi Ghasemi, and warrants to purchase             shares of common stock which are exercisable at any time have been issued to an affiliate of KKR and are presently outstanding. Approximately             of the outstanding stock options are currently vested. Following the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the sale of shares issued or issuable upon the exercise of outstanding stock options. Subject to the exercise of issued and outstanding options and contractual restrictions, shares registered under the registration statement on Form S-8 will be available for sale into the public market after the expiration of the 180-day lock-up agreements. In the future, we may issue our common stock in connection with acquisitions, repayment of our debt or for other general corporate purposes. The amount of such common stock issued could constitute a material portion of our then outstanding common stock.

Anti-takeover Measures—Certain provisions in our amended and restated certificate of incorporation may prevent efforts by our stockholders to change the direction or management of our company.

        Provisions contained in our amended and restated certificate of incorporation could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. We could issue a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt. These provisions may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and, in particular, unsolicited transactions, that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change the direction or management of our company may be unsuccessful.

Absence of Dividends—We may not pay dividends on our common stock at any time in the foreseeable future.

        We are a holding company, and our ability to pay dividends may be limited by restrictions upon transfer of funds by our subsidiaries, including those which are contained in Group's senior secured credit facilities, indenture governing the 2011 notes, indenture governing the 2014 notes and those of any future outstanding indebtedness we or our subsidiaries may incur. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. We currently have no intention to pay dividends on our common stock at any time in the foreseeable future.

Volatility of Market Price—The market price of our common stock may be volatile, which could cause the value of your investment to decline.

        Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the initial public offering price.

Dilution—Public investors will suffer immediate and substantial dilution in the book value of the shares purchased in this offering.

        The initial public offering price per share of our common stock is higher than our pro forma net tangible book value per share. Accordingly, if you purchase common stock in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of             million shares of common stock by us at an assumed initial public offering price of $                                 per share (the midpoint of the price range set forth on the cover page of this prospectus), you will incur immediate dilution of approximately $                                 in the pro forma net tangible book value per share if you purchase shares in this offering (or approximately $         per share if the underwriters' over-allotment option is exercised in full). We also have a large number of outstanding stock options to purchase common stock and warrants to purchase common stock with exercise prices that are below the estimated initial public offering price of the common stock. To the extent that these options and/or warrants are exercised, there will be further dilution.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. Forward-looking statements are not statements of historical fact and may involve a number of risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events and estimates of amounts not yet determinable. We have used the words "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "predict," "could," "may" and other words and terms of similar meaning, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matter expressed in or implied by these forward-looking statements. In particular, these statements include, among other things, statements relating to:

  •
  our business strategies;

  •
  changes in demand for our products;

  •
  fluctuations in interest rates, exchange rates and currency values;

  •
  availability and pricing of raw materials;

  •
  fluctuations in energy prices;

  •
  changes in the end-use markets in which our products are sold;

  •
  changes in the general economic conditions in North America and Europe and in other locations in which we currently do business;

  •
  technological changes affecting production of our materials;

  •
  our high level of indebtedness;

  •
  governmental and environmental regulations and changes in those regulations;

  •
  hazards associated with chemicals manufacturing;

  •
  risks associated with negotiating, consummating and integrating acquisitions, especially relating to the Dynamit Nobel acquisition;

  •
  risks associated with competition and the introduction of new competing products, especially in the Asia-Pacific region; and

  •
  risks associated with international sales and operations.

        You should keep in mind that any forward-looking statements made by us in this prospectus or elsewhere speak only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of             shares of common stock being offered hereby, after deducting estimated underwriting discounts and commissions, estimated offering expenses and the $10.0 million fee to be paid to affiliates of KKR and DLJMB to terminate the management services agreement, will be approximately $447.5 million, assuming the shares are offered at $                                 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

        We intend to use:

  •
  approximately $107.3 million of the net proceeds to redeem the outstanding principal amount of the PIK notes and pay a related redemption premium and approximately $61.7 million of the net proceeds to repay the outstanding principal amount of the PIK loans on or around November 20, 2005. The $61.7 million includes $9.2 million of additional interest that will have accrued from October 1, 2004 to November 20, 2005;

  •
  approximately $80.6 million of the net proceeds to redeem the outstanding principal amount of senior discount notes, which are held by an affiliate of KKR;

  •
  approximately $150.4 million of the net proceeds to redeem $131.3 million, or 35%, of the 2011 notes and pay a related redemption premium and accrued and unpaid interest thereon;

  •
  approximately $        million of the net proceeds to redeem all outstanding shares of our redeemable convertible preferred stock, which are held by an affiliate of KKR, and pay accumulated dividends thereon. This amount includes approximately $             million for payment of a related redemption premium which amount is equal to 1% of the product of the price per share at which shares of our common stock are offered in this offering multiplied by the number of fully diluted shares of our common stock excluding certain shares; and

  •
  approximately $14.4 million of the net proceeds to repay a portion of the outstanding borrowings under our revolving credit facility.

        Except with respect to the PIK loans and revolving credit facility, these amounts are based on the accreted value, the outstanding principal amount, the accrued and unpaid interest and the accumulated and unpaid dividends on the applicable securities being redeemed or repaid as of September 30, 2004. The actual amounts we pay to redeem or repay the securities will increase from the amounts shown above. Each of these redemptions and repayments is voluntary.

        We intend to use any net proceeds we receive from any shares sold pursuant to the underwriters' over-allotment option, after deducting the underwriting discounts and commissions, to repay additional borrowings under our revolving credit facility.

        The PIK notes and PIK loans accrue interest at the rate of 15% per year and mature on January 31, 2015, and November 20, 2011, respectively. The senior discount notes accrue interest at the rate of 12% per year, but do not require cash interest payment until 2007, and mature on August 15, 2011. The 2011 notes accrue interest at the rate of 10 5/8% per year and mature on May 15, 2011. The redeemable convertible preferred stock accumulates dividends at 15% per year of the sum of (i) $1,000 original issue price per share and (ii) accumulated and unpaid dividends on such share from the original issue date. At January 31, 2005, the interest rate on our revolving credit facility was 4.96%.

DIVIDEND POLICY

        We do not currently intend to pay any cash dividends on our common stock, and instead intend to retain earnings, if any, for future operation and expansion and debt repayment. We are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments on our common stock. The amounts available to us to pay cash dividends are restricted by our subsidiaries' debt agreements. Under Group's senior secured credit facilities, indenture governing the 2011 notes and indenture governing the 2014 notes, Group is generally restricted from making dividends or other distributions to us. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and consolidated capitalization as of September 30, 2004:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the Fall 2004 debt refinancings and the $5.5 million cash equity investment in the fourth quarter of 2004 under the 2004 management equity program; and

  •
  on a pro forma as adjusted basis to give further effect to the offering.

        This table should be read together with "Use of Proceeds," "Unaudited Pro Forma Condensed Combined Financial Information" and our condensed consolidated financial statements and the notes to those statements, in each case, included elsewhere in this prospectus.

	As of September 30, 2004
($ in millions, except per share data)	Actual	Pro Forma	Pro Forma As Adjusted

Cash and cash equivalents(1)	$183.3	$180.0	$203.6

Long-term debt, including current portion:
Senior secured credit facilities(2):
Tranche A-1 and A-2 term loans(3)	$260.2	$260.2	$260.2
Tranche B term loans(4)	985.0	—	—
Tranche C term loans(5)	275.9	341.4	341.4
Tranche D term loans(4)	—	1,145.0	1,145.0
Senior subordinated loan facility(4)(6)(7)	870.5	—	—
2011 notes	375.0	375.0	243.7
2014 notes(7)	—	665.8	665.8
Assumed long-term debt(8)	180.1	164.2	164.2
PIK loans and notes	157.7	157.7	—
Senior discount notes	80.6	80.6	—

Total long-term debt	$3,185.0	$3,189.9	$2,820.3
Redeemable convertible preferred stock ($.01 par value; $29.7 aggregate liquidation preference, 50,000 shares authorized, 25,000 shares issued and outstanding on an actual and pro forma basis; no shares issued and outstanding on a pro forma as adjusted basis)(9)	33.1	33.1	—
Stockholders' equity:
Common stock, $.01 par value (2,200,000 shares authorized, 1,463,743 shares issued and 1,460,993 shares outstanding on an actual and pro forma basis; shares authorized, shares issued and shares outstanding on a pro forma as adjusted basis)(10)	—	—	—
Additional paid-in capital	714.8	720.3	1,145.5
Accumulated other comprehensive income	166.1	166.1	166.1
Accumulated deficit	(293.5)	(320.3)	(319.0)
Treasury stock, at cost	(1.4)	(1.4)	(1.4)
Other	(0.7)	(0.7)	(0.7)

Total stockholders' equity	585.3	564.0	990.5

Total capitalization	$3,803.4	$3,787.0	$3,810.8

(1)
We may ultimately use a portion of our cash and cash equivalents to pay post-closing purchase price adjustments, if necessary, to mg technologies ag.

(2)
Group's senior secured credit facilities also include a $250.0 million revolving credit facility. At September 30, 2004, approximately $16.3 million of availability under the revolving credit facility was utilized by existing letters of credit issued on our behalf, leaving $233.7 million available. The loans borrowed under the revolving credit facility may be denominated in dollars, euro or pounds sterling. See "Description of Indebtedness—Senior Secured Credit Facilities."

(3)
Represents the approximate aggregate U.S. dollar equivalent of €39.1 million of borrowings under the tranche A-1 term loan and €170.4 million of borrowings under the tranche A-2 term loan.

(4)
In October 2004, we borrowed an additional $160.0 million of tranche B term loans and used a portion under the Fall 2004 debt refinancings to repay a portion of our senior subordinated loan facility, plus interest and related fees. Subsequently, in December 2004, we refinanced the entire $1,145.0 million of borrowings under the tranche B term loans with borrowings under the tranche D term loans of the same aggregate principal amount bearing a lower interest rate.

(5)
Represents the approximate aggregate U.S. dollar equivalent of €222.1 million of borrowings under the tranche C term loans, including, on a pro forma and pro forma as adjusted basis, the approximate U.S. dollar equivalent of an additional €52.7 million (or $65.5 million) of tranche C term loans borrowed in October 2004 and used under the Fall 2004 debt refinancings to repay a portion of our senior subordinated loan facility, plus interest and related fees.

(6)
Represents on a pro forma and a pro forma as adjusted basis the full repayment of borrowings under the senior subordinated loan facility after giving effect to the Fall 2004 debt refinancings.

(7)
Represents the approximate aggregate U.S. dollar equivalent of €375.0 million of 2014 euro notes and $200.0 million of 2014 dollar notes, the proceeds of which were used to repay the borrowings outstanding under the senior subordinated loan facility, plus interest and related fees.

(8)
Represents the approximate U.S. dollar equivalent of €127.6 million of long-term debt which was assumed in connection with the Dynamit Nobel acquisition and remains outstanding under the existing arrangements. In November 2004, we repaid a portion (€12.8 million, or $15.9 million) of the assumed long-term debt. See "Description of Indebtedness—Other Long-Term Debt."

(9)
The redeemable convertible preferred stock accumulates dividends at 15% per year of the sum of (a) $1,000 original issue price per share and (b) accumulated and unpaid dividends on such share from the original issue date. When the redeemable convertible preferred stock is redeemed, the holder will receive in cash, in addition to the $25.0 million aggregate issue price, all accumulated and unpaid dividends and 1% of the aggregate value of our common stock (other than excluded shares, as defined under "Description of Capital Stock—Preferred Stock—Redeemable Convertible Preferred Stock"). As of September 30, 2004, the redemption price was $        million.

(10)
The amount does not include             shares of our common stock that are reserved for issuance under the stock plan, under which options to purchase             shares and              shares underlying restricted stock units were outstanding as of September 30, 2004, and             shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2004.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the pro forma as adjusted net tangible book value per share of common stock after the offering. The pro forma net tangible book value per share is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding as of September 30, 2004. After giving effect to the sale of             shares of common stock in this offering at an assumed initial public offering price of $                                 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2004 would have been $                                 , or $                                 per share of common stock. This represents an immediate increase in net tangible book value of $                                  per share to existing stockholders and an immediate dilution in net tangible book value of $                                 per share to new investors.

        The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at September 30, 2004	$
Increase in net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$
Pro forma as adjusted net tangible book value per share after this offering assuming full exercise of the underwriters' over-allotment option

Dilution per share to new investors assuming full exercise of the underwriters' over-allotment option		$

        The following table summarizes, on a pro forma as adjusted basis as of September 30, 2004, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.00%			$100.00%

        The tables and calculations above assume no exercise of outstanding options and warrants and no issuance of shares of common stock underlying vested restricted stock units. As of September 30, 2004, there were             shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $                                  per share,             shares of our common stock issuable upon exercise of outstanding warrants and             shares underlying vested restricted stock units. To the extent that these options and warrants are exercised and shares underlying restricted stock units are issued, there will be further dilution to new investors.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the Transactions (which include the Dynamit Nobel acquisition, the acquisition financings, the pigments and dispersions acquisition and related financing, the Fall 2004 debt refinancings, the 2004 management equity program and the offering) on our historical financial condition and our results of operations based on the exchange rate at September 30, 2004 of €1.00=$1.242. The unaudited pro forma condensed combined balance sheet gives effect to the Fall 2004 debt refinancings, the $5.5 million of cash equity investments in the fourth quarter of 2004 under the 2004 management equity program and the offering as if they had occurred on September 30, 2004. The unaudited pro forma condensed combined financial information gives effect to the Transactions as if they had occurred on January 1, 2003.

        The following unaudited pro forma condensed combined financial information is based on the audited and unaudited consolidated financial statements of Rockwood, our unaudited consolidated financial statements and the audited and unaudited combined financial statements of Dynamit Nobel, in each case, included elsewhere in this prospectus, as adjusted to illustrate the estimated pro forma effects of the Transactions. The unaudited pro forma condensed combined financial information should be read together with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our and Rockwood's consolidated financial statements and the notes to those statements and Dynamit Nobel's combined financial statements and the notes to those statements included elsewhere in this prospectus.

        The following unaudited pro forma condensed combined financial information has been prepared based upon currently available information and assumptions that we believe are reasonable. Such currently available information and assumptions may prove to be inaccurate over time.

        As of the date of this prospectus, we have not completed the purchase accounting for the Dynamit Nobel acquisition, including, among others, valuation studies necessary to estimate the fair values of the assets we have acquired and liabilities we have assumed and the related allocation of purchase price in accordance with Statement of Financial Accounting Standards No. 141 Business Combinations, nor have we identified the adjustments, if any, necessary to conform Dynamit Nobel's historical accounting policies to ours. We have allocated the total estimated purchase price to the assets acquired and liabilities assumed of Dynamit Nobel based on preliminary estimates of their fair values. Independent valuation specialists are assisting us in determining the fair value of a significant portion of these assets, including property, plant and equipment and identified intangible assets.

        The following unaudited pro forma condensed combined financial information is for illustrative purposes only. Such information does not purport to be indicative of the financial condition and the results of operations that would have been achieved had the Transactions for which we are giving pro forma effect actually occurred on the dates referred to above or the financial condition and the results of operations that may be expected in the future.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
Unaudited Pro Forma Condensed Combined Balance Sheet
as of September 30, 2004

		Adjustments
($ in millions)	Rockwood Historical	Fall 2004 Debt Refinancings and the 2004 Management Equity Program		The Offering		Pro Forma As Adjusted
Assets:
Cash and cash equivalents	$183.3	$(3.3	)(a)	$23.6	(g)	$203.6
			(b)
			(c)
			(d)
			(e)
Accounts receivable, net	431.1					431.1
Inventories	410.7					410.7
Other current assets	67.9					67.9

Total current assets	1,093.0	(3.3)		23.6		1,113.3
Property, plant and equipment, net	1,413.7					1,413.7
Goodwill	1,629.1					1,629.1
Other intangible assets, net	572.7					572.7
Other assets	194.2	(3.8	)(b)	(16.3	)(h)	162.8
		(11.3	)(d)

Total assets	$4,902.7	$(18.4)		$7.3		$4,891.6

Liabilities and Stockholders' Equity:
Other current liabilities, excluding current portion of long-term debt	$620.4	$(2.0	)(d)	$(5.2	)(g)	$613.2

Total current liabilities	620.4	(2.0)		(5.2)		613.2
Long-term debt, including current portion:
Senior secured credit facilities:
Tranche A-1 and A-2 term loans	260.2					260.2
Tranche B term loans	985.0	160.0	(b)			—
		(1,145.0	)(e)
Tranche C term loans	275.9	65.5	(b)			341.4
Tranche D term loans	—	1,145.0	(e)			1,145.0
Senior subordinated loan facility	870.5	(221.3	)(b)			—
		(649.2	)(d)
2011 notes	375.0			(131.3	)(g)	243.7
2014 notes	—	665.8	(d)			665.8
Assumed long-term debt	180.1	(15.9	)(f)			164.2
PIK loans and notes	157.7			(157.7	)(g)	—
Senior discount notes	80.6			(80.6	)(g)	—

Total long-term debt	3,185.0	4.9		(369.6)		2,820.3

Other liabilities	478.9	—		(11.3	)(i)	467.6

Total liabilities	4,284.3	2.9		(386.1)		3,901.1

Redeemable convertible preferred stock	33.1	—		(33.1	)(g)	—
Stockholders' equity	585.3	(21.3	)(b)(c)(d)	426.5	(h)	990.5

Total liabilities and stockholders' equity	$4,902.7	$(18.4)		$7.3		$4,891.6

See accompanying notes to unaudited pro forma condensed combined balance sheet.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

(a)
Cash consists of proceeds from: (1) October 2004 refinancing of long-term senior debt (see note (b)); (2) sales of 10,950 shares of our common stock under the 2004 management equity program (see note (c)); and (3) proceeds from the offering of the 2014 notes (see note (d)); utilized to pay (4) a portion of assumed debt (see note (f)):

($ in millions)
(1)	October 2004 debt refinancing	$1.9
(2)	Proceeds from the 2004 management equity program in the fourth quarter of 2004	5.5
(3)	November 2004 offering of the 2014 notes	5.2
(4)	Repayment of portion of assumed debt	(15.9)

	Total	$(3.3)

(b)
On October 8, 2004, we amended the senior secured credit facilities to borrow an additional $160.0 million of tranche B term loans and €52.7 million (or $65.5 million) of tranche C term loans and used the proceeds to repay a portion ($221.3 million) of the borrowings under the senior subordinated loan facility, net of related financing fees of $2.3 million. A write-off of $6.1 million of deferred financing costs was also incurred related to the repayment under this refinancing.

(c)
Represents cash proceeds of $5.5 million received from sales of 10,950 shares of our common stock to certain members of our management in the fourth quarter of 2004 as part of the 2004 management equity program.

(d)
On November 10, 2004, we completed the offering of €375.0 million (or $465.8 million) aggregate principal amount of 7.625% senior subordinated notes and $200.0 million aggregate principal amount of 7.500% senior subordinated notes and used the proceeds to repay $260.1 million and €313.2 million (or $389.1 million) (an aggregate of $649.2 million) plus accrued interest of $2.0 million thereon, pay related fees and expenses of $9.4 million and for general corporate purposes. A write-off of $20.7 million of deferred financing costs was also incurred related to the repayment under this refinancing.

(e)
On December 10, 2004, we amended the senior secured credit facilities to borrow $1,145.0 million of tranche D term loans at a reduced interest rate and used the proceeds to repay in full the tranche B term loans.

(f)
On November 30, 2004, we repaid a portion (€12.8 million, or $15.9 million) of the assumed debt related to the Dynamit Nobel acquisition.

(g)
Reflects the assumed use of proceeds from this offering as follows:

($ in millions)
Gross proceeds from this offering	$500.0
Redemption of PIK notes	(105.2)
Prepayment penalty on the PIK notes	(2.1)
Repayment of PIK loans	(52.5)
Redemption of senior discount notes	(80.6)
Redemption of a portion of the 2011 notes	(131.3)
Accrued interest on the 2011 notes	(5.2)
Redemption premium on the 2011 notes	(13.9)
Redemption of redeemable convertible preferred stock	(33.1)
Estimated fees and expenses associated with this offering	(52.5)

$23.6

  We expect to use the $23.6 million to pay interest of $9.2 million that will have accrued from October 1, 2004 to, but not including, November 20, 2005 on the PIK loans to be repaid on or around November 20, 2005 and to repay borrowings under our revolving credit facility, which were incurred in January 2005.

(h)
Reflects the following adjustments to stockholders' equity related to this offering:

($ in millions)
Equity to be issued in this offering	$500.0
Fee for termination of management services agreement	(10.0)
Estimated underwriters' fees	(27.5)
Estimated other fees and expenses related to this offering	(15.0)
Prepayment penalties and premiums, net of income tax effect(1)	(10.4)
Write-off of deferred financing costs, net of income tax effect(2)	(10.6)

Total	$426.5

  (1)
  This amount reflects pre-tax charges related to premiums paid of approximately $16.0 million, net of related income tax effect of approximately $5.6 million.

  (2)
  This amount reflects pre-tax charges of approximately $16.3 million related to the write-off of deferred financing costs associated with the debt to be repaid with the proceeds from this offering, net of related income tax effect of approximately $5.7 million.

(i)
Reflects the deferred tax impact of adjustments to stockholders' equity as follows:

($ in millions)
Prepayment penalties paid	$(5.6)
Write-off of deferred financing costs	(5.7)

Total	$(11.3)

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
Unaudited Pro Forma Condensed Combined Information
for the Nine Months Ended September 30, 2004

					Adjustments
($ in millions, except per share data)	Rockwood Historical	Dynamit Nobel Historical	Pigments and Dispersions Historical		Transactions (excluding the Offering)		The Offering		Pro Forma As Adjusted
Statement of operations data:
Net sales	$1,027.9	$1,030.3	$42.6		$1.3	(a)	$—		$2,102.1
Cost of products sold	756.3	674.7	34.2		(11.2	)(b)	—		1,454.0

Gross profit	271.6	355.6	8.4		12.5		—		648.1
Operating expenses	177.3	239.7	6.0		18.6	(b)	(0.7	)(c)	440.9

Operating income	94.3	115.9	2.4		(6.1)		0.7		207.2
Other income (expenses):
Interest expense, net	(100.0)	(17.0)	—		(60.6	)(d)	44.7	(e)	(132.9)
Other income (expenses)	(42.1)	3.4	—		—		—		(38.7)

Total other income (expenses), net	(142.1)	(13.6)	—		(60.6)		44.7		(171.6)

(Loss) income before taxes	(47.8)	102.3	2.4		(66.7)		45.4		35.6
Income tax provision (benefit)	(1.6)	25.9	—	(f)	(23.3	)(g)	15.9	(g)	16.9

Net (loss) income	(46.2)	$76.4	$2.4		$(43.4)		$29.5		18.7

Redeemable convertible preferred stock dividends	(4.7)								—

Net (loss) income applicable to common shareholders	$(50.9)								$18.7

Basic and diluted net (loss) income per common share data(i):
Net (loss) income per common share
Weighted average shares

See accompanying notes to unaudited pro forma condensed combined information.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
Unaudited Pro Forma Condensed Combined Information
for the Year Ended December 31, 2003

					Adjustments
($ in millions, except per share data)	Rockwood Historical	Dynamit Nobel Historical	Pigments and Dispersions Historical		Transactions (excluding the Offering)		The Offering		Pro Forma As Adjusted
Statement of operations data:
Net sales	$797.3	$1,595.9	$55.9		$1.9	(a)	$—		$2,451.0
Cost of products sold	581.4	1,060.0	45.0		(19.2	)(b)	—		1,667.2

Gross profit	215.9	535.9	10.9		21.1		—		783.8
Operating expenses	154.8	353.2	8.1		31.9	(b)	(0.6	)(c)	547.4

Operating income	61.1	182.7	2.8		(10.8)		0.6		236.4
Other income (expenses):
Interest expense, net	(112.3)	(25.2)	—		(93.7	)(d)	54.0	(e)	(177.2)
Other income (expenses)	(56.8)	5.8	—		—		—		(51.0)

Total other income (expenses), net	(169.1)	(19.4)	—		(93.7)		54.0		(228.2)

(Loss) income before taxes and other adjustments	(108.0)	163.3	2.8		(104.5)		54.6		8.2
Income tax provision (benefit)	(16.3)	61.7	—	(f)	(36.6	)(g)	19.1	(g)	27.9
Other adjustments	—	(0.7)	—		0.4	(h)	—		(0.3)

Net (loss) income	(91.7)	$100.9	$2.8		$(67.5)		$35.5		(20.0)

Redeemable convertible preferred stock dividends	(1.7)								—
Accretion of redeemable convertible preferred stock to redemption value	(3.4)								—

Net loss applicable to common shareholders	$(96.8)								$(20.0)

Basic and diluted net (loss) income per common share data(i):
Net (loss) income per common share
Weighted average shares

See accompanying notes to unaudited pro forma condensed combined information.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES

Notes to Unaudited Pro Forma Condensed Combined Information

(a)
Represents the effect of change in pricing of certain contracts that were at below-market prices prior to the acquisition of the pigments and dispersions business of Johnson Matthey Plc. Such contracts are with divisions of the former owner and have been increased to market level upon consummation of the acquisition.

(b)
Represents change in depreciation and amortization based upon estimated fair values and useful lives of stepped-up values of property, plant and equipment and intangible assets other than goodwill, as determined by preliminary appraisal. Estimated useful lives are derived from the preliminary appraisal for major categories of property, plant and equipment (excluding land, which has no finite useful life and construction in progress which has not begun amortization) and intangible assets. In some cases, we have used shorter useful lives where management believes appropriate. Estimated average useful lives (in years) used for major categories are as follows:

  Property, Plant and Equipment

  •
  Machinery and equipment—7

  •
  Buildings—17

  •
  Mineral reserves—14-50

  Intangible assets other than goodwill

  •
  Customer relationships—10

  •
  Intellectual property—8-15

  •
  Trade names and marks—25

(c)
Represents the elimination of the management services fee that is assumed to be terminated effective upon the closing of the offering.

(d)
For the nine months ended September 30, 2004 and year ended December 31, 2003, respectively, represents estimated $63.2 million and $97.2 million increase in interest expense resulting from the Transactions plus the amortization of new deferred financing costs and reduction of amortization of deferred financing costs for long-term debt subsequently repaid.

(e)
For the nine months ended September 30, 2004 and year ended December 31, 2003, respectively, represents estimated $43.0 million and $51.7 million decrease in interest expense resulting from this offering and a $1.7 million and $2.3 million reduction in amortization of deferred financing costs for long-term debt assumed and repaid with a portion of the net proceeds from this offering.

(f)
As Rockwood has available net operating losses in the United Kingdom (the main country in which the pigments and dispersions business operates) to offset taxable income, no tax provision has been provided.

(g)
Assumes federal statutory tax rate of 35%.

(h)
Represents the net effect of the elimination of the $1.8 million loss associated with the cumulative effect of changes in accounting principles and the $1.4 million of income from discontinued operations for the year ended December 31, 2003.

(i)
Net loss (income) per common share is calculated by dividing net loss (income) applicable to common shares by the weighted average shares outstanding. Unaudited pro forma basic and diluted net loss (income) per common share has been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic net loss (income) per common share calculation, adjusted for the             for 1 stock split to be effected prior to the completion of this offering, are comprised of approximately    million shares of our common stock outstanding prior to this offering and             million of our common stock being by the weighted average shares outstanding.

SELECTED FINANCIAL DATA

Rockwood Selected Financial Data

        The selected financial data of Rockwood presented below as of and for the year ended December 31, 1999 and for the period from January 1, 2000 through November 20, 2000 have been derived from the audited combined financial statements of Rockwood's predecessor not included in this prospectus. The selected financial data of Rockwood presented below for the period from November 21, 2000 through December 31, 2000 and as of December 31, 2000 have been derived from Rockwood's audited consolidated financial statements not included in this prospectus. The selected financial data of Rockwood presented below as of and for the years ended December 31, 2001, 2002 and 2003 have been derived from Rockwood's audited consolidated financial statements included elsewhere in this prospectus. The selected financial data of Rockwood presented below for the nine months ended September 30, 2003 have been derived from Rockwood's unaudited consolidated financial statements included elsewhere in this prospectus. The selected financial data presented below as of and for the nine months ended September 30, 2004 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

        In the opinion of management, the unaudited financial statements for the nine months ended September 30, 2003 and September 30, 2004, which include the results of operations of the Dynamit Nobel businesses during the two-month period ended September 30, 2004, have been prepared on a basis consistent with the audited financial statements and include all adjustments, which are normally recurring adjustments along with adjustments to the Dynamit Nobel acquisition, necessary for a fair presentation of the results of operations for the periods presented. Results of operations for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year.

        The selected financial data presented below should be read together with our and Rockwood's consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Predecessor		Successor or Rockwood
		Period From January 1, 2000 Through November 20, 2000	Period From November 21, 2000 Through December 31, 2000
								Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
				Year Ended December 31,
($ in millions, except per share data)	Year Ended December 31, 1999
				2000(1)	2001	2002	2003
Statement of operations data:
Net sales:
Performance Additives(2)	$453.1	$410.1	$42.5	$452.6	$418.4	$443.8	$477.3	$352.0	$470.5
Specialty Compounds	203.3	188.2	19.8	208.0	171.7	168.8	176.4	135.4	152.5
Electronics	144.5	154.0	20.2	174.2	152.5	147.3	143.6	105.3	124.8

Specialty Chemicals									116.6
Titanium Dioxide Pigments									68.9
Advanced Ceramics									56.6
Custom Synthesis									38.0

Total net sales	800.9	752.3	82.5	834.8	742.6	759.9	797.3	592.7	1,027.9
Cost of products sold	556.7	534.4	69.7	604.1	546.5	542.5	581.4	431.7	756.3

Gross profit	244.2	217.9	12.8	230.7	196.1	217.4	215.9	161.0	271.6
Selling, general and administrative expenses	157.7	149.4	21.8	171.2	147.5	112.9	118.0	89.0	177.2
Impairment charges(3)	—	—	—	—	—	50.0	35.0	—	—
Restructuring charges(4)	2.7	3.9	—	3.9	9.2	1.2	1.8	1.3	0.1

Operating income (loss)	83.8	64.6	(9.0)	55.6	39.4	53.3	61.1	70.7	94.3
Other income (expenses):
Interest expense, net(5)	(40.2)	(45.4)	(10.9)	(56.3)	(107.0)	(108.1)	(112.3)	(81.3)	(100.0)
Foreign exchange (loss) gain(6)	(0.5)	(2.6)	(16.7)	(19.3)	9.6	(24.6)	(18.5)	(19.1)	(35.3)
Refinancing expenses(7)	—	—	—	—	—	—	(38.3)	(36.9)	(2.8)
Gain on sale of investment(8)	—	1.0	—	1.0	—	—	—	—	—
Loss on receivables sold	—	—	—	—	(1.2)	(1.3)	—	—	—
Stamp duty tax(9)	—	—	—	—	—	—	—	—	(4.0)

Income (loss) before taxes	43.1	17.6	(36.6)	(19.0)	(59.2)	(80.7)	(108.0)	(66.6)	(47.8)
Income tax provision (benefit)	24.7	9.9	(4.8)	5.1	(4.8)	(12.5)	(16.3)	(9.8)	(1.6)

Net income (loss)	$18.4	$7.7	$(31.8)	$(24.1)	$(54.4)	$(68.2)	$(91.7)	$(56.8)	$(46.2)

Net income (loss) applicable to common shareholders(10)	$18.4	$7.7	$(31.8)	$(24.1)	$(54.4)	$(68.2)	$(96.8)	$(60.9)	$(50.9)

	Predecessor		Successor or Rockwood
		Period From January 1, 2000 Through November 20, 2000	Period From November 21, 2000 Through December 31, 2000
								Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
				Year Ended December 31,
($ in millions, except per share data)	Year Ended December 31, 1999
				2000(1)	2001	2002	2003

Net (loss) income per common share data (unaudited)(11):
Basic and diluted net loss per common share:
Net loss per common share
Weighted average shares
Cash flow data:
Net cash provided by (used in) operating activities	$87.7	$48.9	$(0.5)	$48.4	$113.8	$(4.1)	$42.6	$40.8	$86.1
Net cash (used in) provided by investing activities	(100.1)	9.9	(1,181.4)	(1,171.5)	(31.6)	(30.4)	(48.5)	(37.4)	(2,096.5)
Net cash provided by (used in) financing activities	66.0	(104.2)	1,207.2	1,103.0	(30.6)	(18.9)	(1.7)	(2.0)	2,150.3
Effect of exchange rate changes on cash	(6.5)	(11.4)	19.5	8.1	0.1	2.6	3.8	4.5	1.5

Net increase (decrease) in cash and cash equivalents	$47.1	$(56.8)	$44.8	$(12.0)	$51.7	$(50.8)	$(3.8)	$5.9	$141.4

Other financial data:
Depreciation and amortization	$66.8	$61.6	$10.6	$72.2	$74.7	$46.3	$52.4	$37.6	$60.4
Capital expenditures	49.7	45.0	6.5	51.4	34.5	36.0	34.3	26.8	38.8
EBITDA(12)		124.6	(15.1)	109.5	122.5	73.7	56.7	52.3	112.6
Non-cash charges and gains included in EBITDA(13)		2.6	25.5	28.1	(0.6)	74.6	91.9	56.1	72.8
Other special charges and gains included in EBITDA(14)		21.4	4.2	25.6	18.5	2.1	0.9	(0.4)	8.9
		Successor or Rockwood
	Predecessor
		As of December 31,
($ in millions)						As of September 30, 2004
	1999	2000	2001	2002	2003
Balance sheet data:
Cash and cash equivalent	$201.2	$44.8	$96.5	$45.7	$41.9	$183.3
Working capital(15)	146.9	127.5	70.7	73.2	110.6	413.1
Property, plant and equipment, net	337.2	407.5	391.2	407.0	418.6	1,413.7
Total assets(3)	948.6	1,537.3	1,431.0	1,425.3	1,460.7	4,902.7
Long-term debt(16)	—	993.3	954.1	982.5	1,054.4	3,125.5
Redeemable convertible preferred stock	—	—	—	—	30.1	33.1
Stockholders' equity	26.5	274.4	205.2	172.9	126.1	585.3

(1)
This column represents the sum of the financial results of Rockwood's predecessor for the period from January 1, 2000 through November 20, 2000 and the period after the KKR acquisition (or successor period) of Rockwood from November 21, 2000 through December 31, 2000. Periods after the KKR acquisition reflect the effects of purchase accounting applied as a result of such acquisition. This column is not representative of what Rockwood's financial results would have been had Rockwood's predecessor been a stand-alone entity for the entire year as these periods are prepared on two different basis of accounting.

(2)
Net sales for our Performance Additives segment include net sales from our U.K. and Irish water treatment business, which we sold in December 2000, of $13.8 million in the full year 2000 on a combined basis.

(3)
As part of our impairment testing in late 2002 and 2003, we also determined that there were goodwill impairments of $50.0 million in 2002 and $19.3 million in 2003 in our Electronics segment. We also determined that there was a property, plant and equipment impairment of $15.7 million in 2003 in our Electronics segment.

(4)
Restructuring charges include certain expenses incurred in connection with severance charges and asset write-offs related to consolidations and cessations of certain of our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Charges."

(5)
For the years ended December 31, 2001, 2002, 2003 and the nine months ended September 30, 2003 and 2004, interest expense, net included non-cash gains (losses) of $(7.9) million, $(11.6) million, $(6.0) million, $(2.7) million and $6.8 million, respectively, representing the movement in the mark-to-market valuation of our interest rate derivative instruments for the period as well as $7.2 million, $8.0 million, $6.1 million, $4.5 million, and $5.2 million, respectively, of amortization expense related to deferred financing costs. Included in the non-cash gains (losses) are cross-currency interest rate swaps entered into in connection with the July 2003 debt refinancing. Interest expense, net, for the year ended December 31, 2003 and the nine months ended September 30, 2004 included a $10.5 million and $(3.1) million mark-to-market loss (gain) for these swaps.

(6)
For the year 1999 and the period from January 1, 2000 through November 20, 2000, represents losses (gains) incurred as a result of intercompany derivative contracts with Laporte. For the period from November 21, 2000 through December 31, 2000 and subsequent periods, represents the non-cash translation impact on our euro-denominated debt resulting from the strengthening (weakening) of the euro against the U.S. dollar during the applicable periods. In the first nine months of 2004, this amount also included a $10.9 million mark-to-market realized loss on foreign currency derivative agreements that we entered into in connection with the Dynamit Nobel acquisition.

(7)
In July 2003, we wrote off $36.9 million of deferred debt issuance costs relating to our previous long-term debt that was repaid as part of the July 2003 debt refinancing. In December 2003, we expensed $1.4 million of investment banking and professional fees in connection with the December 2003 refinancing of borrowings under the then new senior credit facilities. In July 2004, we wrote off $2.8 million of deferred debt issuance costs relating to our previous long-term debt that was repaid as part of the acquisition financings.

(8)
Represents gain from the sale of an investment purchased by Laporte in 1999 and sold in October 2000.

(9)
Represents the tax on certain assets transferred in the United Kingdom in connection with the KKR acquisition.

(10)
Represents the net income (loss) applicable to common shareholders after reducing net income (loss) by the amount of accumulated and unpaid dividends and the accretion to the redemption value of the redeemable convertible preferred stock for the respective period.

(11)
Net loss (income) per share is calculated by dividing net loss (income) by the weighted average shares outstanding. Unaudited pro forma basic and diluted net loss (income) per share has been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic net loss (income) per share calculation, adjusted for the             for 1 stock split to be effected prior to the completion of this offering, are comprised of approximately    million shares of our common stock outstanding prior to this offering and             million shares of our common stock being offered hereby.

(12)
EBITDA is defined as net income plus interest expense, net, income tax provision (benefit) and depreciation and amortization. EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to net (loss) income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

The amounts shown for EBITDA in this prospectus differ from the amounts calculated under the definition of EBITDA used in our debt agreements. The definition of EBITDA used in our debt agreements permits further adjustments for certain cash and non-cash charges and gains; the indentures governing the 2011 notes and 2014 notes exclude certain adjustments permitted under the senior secured credit agreement. EBITDA as adjusted is used in our debt agreements to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain payments. In addition to covenant compliance, our management also uses EBITDA as adjusted to assess our operating performance and to calculate performance-based cash bonuses and determine whether certain performance-based stock options vest, as both such bonuses and options are tied for EBITDA as adjusted targets. For discussion of the adjustments, uses and the limitations on the use of Adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Special Note Regarding Non-GAAP Financial Measures."

        The following table sets forth a reconciliation of net income (loss) to EBITDA for the periods indicated.

	Predecessor	Successor or Rockwood
	Period From January 1, 2000 through November 20, 2000	Period from November 21, 2000 through December 31, 2000
							Nine Months Ended September 30,
			Year Ended December 31,
($ in millions)
			2000	2001	2002	2003	2003	2004

Net income (loss)	$7.7	$(31.8)	$(24.1)	$(54.4)	$(68.2)	$(91.7)	$(56.8)	$(46.2)
Interest expense, net	45.4	10.9	56.3	107.0	108.1	112.3	81.3	100.0
Income tax provision (benefit)	9.9	(4.8)	5.1	(4.8)	(12.5)	(16.3)	(9.8)	(1.6)
Depreciation and amortization	61.6	10.6	72.2	74.7	46.3	52.4	37.6	60.4

EBITDA	$124.6	$(15.1)	$109.5	$122.5	$73.7	$56.7	$52.3	$112.6

(13)
EBITDA, as defined above, contains the following non-cash charges and gains, each of which is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Charges":

	Predecessor	Successor or Rockwood
	Period from January 1, 2000 through November 20, 2000	Period from November 21, 2000 through December 31, 2000
							Nine Months Ended September 30,
			Year Ended December 31,
($ in millions)
			2000	2001	2002	2003	2003	2004

Asset impairment	$—	$—	$—	$—	$50.0	$35.0	$—	$—
Inventory write-up reversal	—	8.8	8.8	9.0	—	0.1	0.1	34.7
Write-off of deferred debt issuance costs	—	—	—	—	—	38.3	36.9	2.8
Foreign exchange loss (gain)	2.6	16.7	19.3	(9.6)	24.6	18.5	19.1	35.3

	$2.6	$25.5	$28.1	$(0.6)	$74.6	$91.9	$56.1	$72.8

(14)
In addition to non-cash charges and gains, our EBITDA contains the following other special charges and gains, each of which is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Charges":

	Predecessor	Successor or Rockwood
	Period from January 1, 2000 through November 20, 2000	Period from November 21, 2000 through December 31, 2000
							Nine Months Ended September 30,
			Year Ended December 31,
($ in millions)
			2000	2001	2002	2003	2003	2004

Systems/organization establishment expenses	$—	$3.7	$3.7	$2.6	$1.5	$1.6	$1.1	$2.5
Incentive plan expenses	9.4	—	9.4	—	—	—	—	—
Stamp duty tax	—	—	—	—	—	—	—	4.0
Business interruption costs and insurance recovery	—	—	—	1.3	(2.2)	(4.5)	(4.5)	—
Cancelled acquisition and disposition costs	0.9	—	0.9	1.2	0.3	1.9	1.7	0.1
Loss on receivables sold	—	—	—	1.2	1.3	—	—	—
Loss from disposed businesses	—	—	—	—	—	—	—	0.8
Restructuring and related charges	5.1	—	5.1	9.7	1.2	1.9	1.3	0.1
Patent litigation expense	6.0	0.5	6.5	—	—	—	—	—
Cancelled financing costs	—	—	—	2.5	—	—	—	1.4

Other	$21.4	$4.2	$25.6	$18.5	$2.1	$0.9	$(0.4)	$8.9

(15)
Working capital is defined as current assets less current liabilities.

(16)
Excludes the current portion of long-term debt.

Dynamit Nobel Selected Financial Data

        The selected financial data of Dynamit Nobel presented below for the years ended September 30, 2001 and 2002, and as of and for the three months ended December 31, 2002 and the year ended December 31, 2003 have been derived from Dynamit Nobel's audited combined financial statements included elsewhere in this prospectus. The selected financial data of Dynamit Nobel presented below for the six months ended June 30, 2003 and 2004 have been derived from Dynamit Nobel's unaudited combined financial statements included elsewhere in this prospectus.

        In September 2002, Dynamit Nobel changed its fiscal year end from September 30 to December 31, which resulted in a short financial year from October 1, 2002 to December 31, 2002. In the opinion of our management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, which are normally recurring adjustments, necessary for a fair presentation of the results of operations for the periods presented. Results of operations for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year. The selected financial data presented below should be read together with Dynamit Nobel's combined financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Dynamit Nobel" included elsewhere in this prospectus.

	Year Ended September 30,		Three Months Ended December 31, 2002		Six Months Ended June 30,
				Year Ended December 31, 2003
($ in millions)
	2001	2002			2003	2004
Statement of operations data:
Net sales	$1,446.5	$1,421.9	$336.9	$1,595.9	$800.0	$885.5
Cost of sales	(949.5)	(914.7)	(219.3)	(1,060.0)	(524.9)	(587.0)

Gross profit	497.0	507.2	117.6	535.9	275.1	298.5
Operating expenses(a)	(286.4)	(300.9)	(84.6)	(353.2)	(171.3)	(194.3)

Operating income	210.6	206.3	33.0	182.7	103.8	104.2
Other income, net(a)	4.9	3.8	2.2	5.8	0.8	0.5
Interest expense, net	(24.2)	(22.8)	(6.9)	(25.2)	(13.6)	(14.4)

Income before taxes and other adjustments	191.3	187.3	28.3	163.3	91.0	90.3
Income tax provision	94.1	80.4	11.8	61.7	34.2	32.1
Other adjustments(1)	1.3	3.4	0.3	(0.7)	1.1	—

Net income	$98.5	$110.3	$16.8	$100.9	$57.9	$58.2

Cash flow data:
Net cash provided by (used in) operating activities	$128.0	$142.1	$42.1	$267.0	$57.6	$(18.2)
Net cash used in investing activities(2)	(60.3)	(62.5)	(23.8)	(102.7)	(9.0)	(45.0)
Net cash (used in) provided by financing activities(3)	(82.3)	(95.9)	(30.9)	(196.8)	(56.6)	71.7
Exchange-rate-related change in cash and cash equivalents	8.3	15.1	10.2	33.3	6.1	(6.9)

Net (decrease) increase in cash and cash equivalents	$(6.3)	$(1.2)	$(2.4)	$0.8	$(1.9)	$1.6

Other financial data:
Depreciation and amortization	$103.3	$83.1	$21.1	$94.6	$45.7	$52.0
Capital expenditures	125.1	112.0	26.3	122.0	39.4	58.2
EBITDA(4)	320.1	295.8	56.6	282.7	151.7	156.7
Non-cash charges and gains included in EBITDA(5)	(2.7)	(3.4)	(1.6)	(2.4)	(6.0)	(1.1)
Other special charges and gains included in EBITDA(6)	(58.2)	(20.4)	2.6	31.8	8.3	2.7

	As of September 30,		As of December 31,
($ in millions)					As of June 30, 2004
	2001	2002	2002	2003
Balance sheet data:
Cash and cash equivalents	$10.7	$9.5	$7.0	$7.8	$9.5
Working capital(7)	(67.9)	(139.6)	(56.2)	(103.6)	(153.2)
Property, plant and equipment	663.3	723.9	766.2	918.2	886.2
Total assets	1,596.7	1,732.5	2,144.7	2,431.6	2,430.7
Long-term debt(8)	137.9	94.1	201.6	231.6	203.3
Investment by mg technologies ag	599.8	602.6	966.3	1,036.7	1,037.8

(a)
Certain amounts have been reclassified to conform to Rockwood's historical presentation.

(1)
Other adjustments include earnings (loss) from discontinued operations, cumulative effects from changes in accounting principles and minority interest.

(2)
Net cash used in investing activities primarily represents capital expenditures, net of proceeds from dispositions of businesses and fixed assets.

(3)
Net cash used in financing activities primarily represents net changes in external debt and the net change in inter-company balances with Dynamit Nobel's former parent, mg technologies ag.

(4)
EBITDA is defined as net income plus interest expense, net, income tax provision (benefit) and depreciation and amortization. Our management believes EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to net (loss) income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

The amounts shown for EBITDA in this prospectus differ from the amounts calculated under the definition of EBITDA used in our debt agreements. The definition of EBITDA used in our debt agreements permits further adjustments for certain cash and non-cash charges and gains; the indentures governing the 2011 notes and 2014 notes exclude certain adjustments permitted under the senior secured credit agreement. EBITDA as adjusted is used in our debt agreements to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain payments. In addition to covenant compliance, our management also uses EBITDA as adjusted to assess our operating performance and to calculate performance-based cash bonuses and determine whether certain performance-based stock options vest, as both such bonuses and options are tied to EBITDA as adjusted targets. For a discussion of the adjustments, uses and the limitations on the use of EBITDA as adjusted, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Special Note Regarding Non-GAAP Financial Measures."

The following table presents a reconciliation of Dynamit Nobel's net income to EBITDA:

	Year Ended September 30,		Three Months Ended December 31, 2002		Six Months Ended June 30,
($ in millions)				Year Ended December 31, 2003
	2001	2002			2003	2004

Net income	$98.5	$110.3	$16.8	$100.9	$57.9	$58.2
Interest expense, net	24.2	22.8	6.9	25.2	13.6	14.4
Income tax provision	94.1	80.4	11.9	61.7	34.2	32.1
Depreciation and amortization	103.3	83.1	21.1	94.6	45.7	52.0

EBITDA	320.1	296.6	56.7	282.4	151.4	156.7
Minority interest	—	(0.8)	(0.1)	0.3	0.3	—

EBITDA (before minority interest)	$320.1	$295.8	$56.6	$282.7	$151.7	$156.7

(5)
EBITDA, as defined above, contains the following non-cash charges and gains, which are described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Charges":

	Year Ended September 30,		Three Months Ended December 31, 2002		Six Months Ended June 30,
($ in millions)				Year Ended December 31, 2003
	2001	2002			2003	2004

Earnings from discontinued operations	$(1.3)	$(2.6)	$(0.2)	$(1.4)	$(1.4)	$—
Cumulative effect of change in accounting principle	—	—	—	1.8	—	—
Foreign exchange loss (gain)	(1.4)	(0.8)	(1.4)	(2.8)	(4.6)	(1.1)

	$(2.7)	$(3.4)	$(1.6)	$(2.4)	$(6.0)	$(1.1)

(6)
In addition to non-cash charges and gains, our EBITDA contains the following other special charges and gains, which are described on "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Charges":

	Year Ended September 30,		Three Months Ended December 31, 2002		Six Months Ended June 30,
($ in millions)				Year Ended December 31, 2003
	2001	2002			2003	2004

Adjustment related to divested businesses	$(60.3)	$(21.8)	$—	$4.6	$0.5	$—
Restructuring and closure charges	2.4	3.3	2.6	14.6	2.2	0.4
Non-recurring charges	(0.3)	(1.9)	—	12.6	5.6	2.3

	$(58.2)	$(20.4)	$2.6	$31.8	$8.3	$2.7

(7)
Working capital is defined as current assets less current liabilities.

(8)
Excludes the current portion of long-term debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations covers periods prior and subsequent to the Dynamit Nobel acquisition consummated on July 31, 2004. We also provide a discussion of Dynamit Nobel's historical results of operations separately under "—Dynamit Nobel." In connection with the Dynamit Nobel acquisition, we entered into new financing arrangements and significantly altered our capital structure. The historical financial information of Rockwood during the periods prior to the Dynamit Nobel acquisition included in this prospectus does not reflect the significant impact the Dynamit Nobel acquisition has had and will have on us. The results of operations of Dynamit Nobel for the two-month period ended September 30, 2004 starting on the date the Dynamit Nobel acquisition was consummated are included in our condensed consolidated financial statements for the nine-month period ended September 30, 2004.

        The following discussion contains forward-looking statements that involve numerous risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of these risks and uncertainties, including those set forth under "Risk Factors" and "Forward-Looking Statements." You should read the following discussion and analysis together with "Selected Financial Data," "Unaudited Pro Forma Condensed Combined Financial Information" and Rockwood's consolidated financial statements and the notes to those statements and Dynamit Nobel's combined financial statements and the notes to those statements included elsewhere in this prospectus.

General

        We are a global developer, manufacturer and marketer of technologically advanced, high value-added specialty chemicals and advanced materials. We serve more than 60,000 customers across a wide variety of industries and geographic areas. Since the completion of the Dynamit Nobel acquisition, we operate through seven business segments: (1) Performance Additives; (2) Specialty Compounds; (3) Electronics; (4) Specialty Chemicals; (5) Titanium Dioxide Pigments; (6) Advanced Ceramics; and (7) Custom Synthesis. Of these seven segments, we acquired Specialty Chemicals, Titanium Dioxide Pigments, Advanced Ceramics and Custom Synthesis in the Dynamit Nobel acquisition.

        Our net sales consist of sales of our products, net of sales discounts, product returns and allowances. Sales are primarily made on a purchase order basis.

        Our cost of products sold consists of variable and fixed components. Our variable costs are proportional to volume and consist principally of raw materials, packaging and related supplies, shipping costs and certain energy costs. Our fixed costs are not significantly impacted by production volume and consist principally of certain fixed manufacturing costs, including headcount-related costs, overhead, including depreciation, periodic maintenance costs and certain energy costs.

        Our selling, general and administrative expenses include research and development costs, sales and marketing, divisional management expenses and corporate services including cash management, legal, benefit plan administration and other administrative and professional services.

        We financed the Dynamit Nobel acquisition primarily through net equity investments of $404.0 million from KKR and DLJMB, term loans of approximately $1,469.0 million and a senior subordinated loan facility of approximately $870.5 million, as described in detail under "—Liquidity and Capital Resources—Liquidity." During the three months ended December 31, 2004, we refinanced significant portions of this indebtedness with indebtedness bearing lower interest rates.

Nonetheless, as a result of the Dynamit Nobel acquisition, our interest expense currently is, and will continue to be, higher than it was prior to the Dynamit Nobel acquisition.

        We are focused on growing sales, improving productivity, reducing costs, expanding margins and reducing debt. In connection with this focus, since the KKR acquisition, among other things:

  •
  we reduced overhead costs and eliminated management redundancies. We have begun to implement plans to cut costs, reduce overhead and eliminate duplicative positions in the acquired Dynamit Nobel businesses and the acquired pigments and dispersions business. For example, we closed the former headquarters of Dynamit Nobel in Troisdorf, Germany and eliminated 39 positions, and expect to close the New Lebanon, New York manufacturing facility of our Advanced Ceramics segment in March 2005 and implement other restructuring measures at our Specialty Chemicals and Custom Synthesis segments. In addition, we eliminated 26 positions and expect to eliminate nine additional positions in connection with the acquisition of the pigments and dispersions business of Johnson Matthey Plc. In total, we estimate that we will achieve annual cost savings of approximately $15.4 million in connection with these and other actions;

  •
  we reduced our net working capital as a percentage of net sales by implementing more effective systems to monitor working capital, augmenting further our "just-in-time" inventory management and creating incentives for managers to focus on working capital management; and

  •
  we implemented stringent controls to help ensure that maintenance capital expenditures are appropriate and that expansion capital is in line with both capacity and market demands. In 2000, Rockwood's capital expenditures as a percentage of net sales was 6.2%; in 2003, it was 4.3%. We intend to monitor capital expenditures in all of our segments.

Factors Which Affect Our Results of Operations

  Our Markets

        Because the businesses in our segments generally serve many unrelated end-use markets, we discuss the principal market conditions on a segment basis rather than a consolidated basis. The principal market conditions in our segments and regions in which we operate that impacted our results of operations during the periods presented include the following:

  Performance Additives

  •
  Although there was a slight improvement in 2002, global political instability and the continued economic slowdown that began in 2001 contributed to a generally soft sales environment in most of 2003. During the first nine months of 2004, a general economic improvement resulted in improved sales by our Performance Additives segment.

  •
  The continued growth in demand in certain North American end-use markets, such as construction, contributed to an increase in sales, specifically in our Color Pigments and Services and Timber Treatment Chemicals businesses. In particular, a continuing trend towards the increased use of colored concrete products in the North American construction market has had a positive effect on our Color Pigments and Services business line. Timber Treatment Chemicals also benefited from high levels of activity in home improvement areas, although demand for treated wood has declined due to the increasing use of wood substitutes.

  •
  Demand in certain European end-use markets over the last few years has slowed. This affected sales of Color Pigments and Services and Clay-based Additives in the construction market, particularly in Germany, and, in certain regions, sales of Clay-based Additives in the coatings and paint markets. Demand in Europe has improved in the second half of 2004.

  •
  The change in the market to environmentally advanced wood treatment chemical products, such as alkaline copper quaternary, or ACQ, and the phase out of chromated cooper arsenate, or CCA, for residential use have had a positive impact on our Timber Treatment Chemicals business, which is a leading supplier of these higher margin products.

  •
  In recent years, we exited a number of lower margin product lines in our Clay-based Additives business, which negatively impacted our net sales. We are now focusing on increasing high margin specialty applications to offset these lost sales.

  •
  Raw material costs have increased in general in the Performance Additives segment in 2004 and continue to trend upward currently, particularly in the Timber Treatment Chemicals business. Increased raw material costs for copper and mono-ethanolamine, primary components in the ACQ production process, are expected to continue to increase in the near future. The ability to pass on some or all of these increases is currently uncertain.

  Specialty Compounds

  •
  Our largest product line in the Specialty Compounds segment is wire and cable compounds. Sales within this product line are dependent upon the telecommunications market and related sectors, specifically demand for high-end voice and data communication wire and cable, for which our Specialty Compounds segment is a significant provider of sheathing materials. A sustained downturn in the telecommunications market and related sectors caused a significant decline in the volume of our products sold during 2001 and the first half of 2002. Sales of these products have been relatively stable in 2003 and the first half of 2004 with demand improving moderately in the second half of 2004.

  •
  Most of the other end-use markets for which Specialty Compounds' products are used generally track growth of gross domestic product and as a result, our net sales were negatively impacted during 2002 and were relatively flat in 2003 and during the first nine months of 2004. We are focusing more of our efforts towards increasing high margin specialty applications to offset this impact, in particular, thermoplastic elastomers, and less of our efforts in regulated packaging because we have been unable to successfully penetrate this market to date.

  •
  As a result of declining or flat sales, we significantly rationalized our cost structure in the Specialty Compounds segment through headcount reductions and other cost cutting measures.

  •
  Raw material costs have increased in the Specialty Compounds segment during the first nine months of 2004 and continue to trend upward. This is particularly true with respect to PVC and plasticizers, primary components in the production of wire and cable products. Also, we expect the price of ammonium octamolybdate, another key raw material used in the production of wire and cable products, to increase in 2005. The ability to pass on some or all of these increases is currently uncertain.

  Electronics

  •
  Demand for our Electronics products generally follows the activity levels of semiconductor and printed circuit board manufacturers. The global semiconductor and printed circuit board markets are cyclical in nature. These markets witnessed a sustained downturn beginning in 2001 and continued through 2002 and most of 2003, which significantly impacted the volume of our products sold in the three business lines within our Electronics segment. Although the timing and severity of such impact generally varied among the business lines during this period, due to the unusually long duration of that downturn, volumes sold in most of our Electronics business lines (most notably our Wafer Reclaim business line and, to a lesser extent, our Photomasks and Electronic Chemicals business lines) declined through 2003. Market conditions generally improved during the first nine months of 2004, resulting in higher volumes in the first nine months of 2004 as compared to 2003. However, general electronic market conditions in the fourth quarter of 2004 appear to indicate that improved demand for Electronics products may not continue into 2005 and may even decline.

  •
  The price of certain of our products is insulated to some degree from the effect of changes in the price of semiconductors and printed circuit boards due to the fact that the cost of these products is generally a small component of the cost of the end product. Despite this, there is heavy pricing pressure in certain businesses, particularly wafer reclaim and photomasks, due to very aggressive competition.

  Specialty Chemicals

  •
  Demand for our Surface Treatment products of our Specialty Chemicals segment generally follows the activity levels of metal processing manufacturers, including the automotive supply, steel and aircraft industries. Overall market conditions for Surface Treatment products in the industries served improved in 2003, following a downturn in 2001 and 2002 that reflected the slow world economy. During the first nine months of 2004, less favorable global market conditions in the automotive and aircraft industries were offset by more favorable conditions in the steel industry. Despite the less favorable automotive conditions, we have been able to sustain sales growth due to market penetration.

  •
  Demand for our lithium products in the Fine Chemical business line of our Specialty Chemicals segment is generally driven in part by demand of lithium carbonate in industrial applications, the aluminum business, battery products and higher general demand in China. Sales of lithium products specifically used in life science applications depend on the trends in drug development and growth in pharmaceuticals markets as well as generic competition. Market conditions for lithium products in the industries served improved in 2003 and remained relatively stable during the first nine months of 2004, following a downturn in 2001 and 2002 that reflected the slow world economy.

  •
  Pricing for lithium products is very competitive, particularly in the butyllithium market.

  Titanium Dioxide Pigments

  •
  Demand for our titanium dioxide products in anatase form is driven mainly by demand in the synthetic fiber industry, while demand for titanium dioxide products in rutile form and our functional additives is driven by demand in the coatings, paper and plastics industries. Volumes sold of our titanium dioxide products in anatase form increased from mid-2002 through the third quarter of 2004, following a decrease from 2001 through mid-2002 that reflected weak conditions in the global synthetic fiber industry. In contrast, volumes sold of our titanium dioxide products in rutile form decreased during 2001 and 2002 due to continued weak global conditions and remained flat in 2003 and the first nine months of 2004.

  •
  Although price levels of titanium dioxide products in anatase form remained relatively stable globally in 2003, during the first nine months of 2004 we experienced pricing pressure in Europe from global suppliers and in Asia from Chinese suppliers. Although price levels of titanium products in rutile form gradually increased in 2003, during the first nine months of 2004, we experienced pricing pressures.

  Advanced Ceramics

  •
  Demand for our ceramic medical devices is mainly tied to the aging population in Europe and the U.S. As a result of this demographic as well as our market share penetration, the volume of our products used in medical device applications sold have experienced double-digit growth each year since 2001. We expect demand for ceramic components in artificial hip joints to continue to increase.

  •
  Beginning in 2003, the markets for our electronic products stabilized, although we experienced less demand as a result of the shift in the market focus to Asia. Similarly, sales of ceramic products for use in cutting tool products and mechanical applications have been negatively impacted by strong pricing pressure from Asian competitors in 2003 and 2004. We also experienced lower market growth as these applications are for more mature industries.

  Custom Synthesis

  •
  Demand for our custom synthesis chemistries and processes depends to a large extent on the pipeline and lifecycles of pharmaceutical products. The decrease of annual FDA approvals in recent years reflects the slowdown of the development of new molecules in the life-sciences industry. In addition, the average development time of a new drug has increased in recent years, despite pharmaceutical manufacturers' attempts to decrease this development period. Further, merger and acquisition activity in the pharmaceutical industry and overcapacity in the custom synthesis industry has adversely affected the demand for and prices of our products. We also expect demand to be adversely affected by the migration of certain manufacturing processes to China. This trend toward lower demand has been partially offset in recent years, however, by increased demand for pharmaceuticals caused by a growing population worldwide and an aging population in the U.S.

  Global Exposure

        We operate a geographically diverse business. 53% of our 2003 pro forma net sales were generated in Europe, 34% in North America and 13% in the rest of the world. We estimate that we sold to customers in more than 25 countries during this period. Currently, we serve our diverse and extensive customer base with 99 manufacturing facilities in 25 countries. Consequently, we are exposed to global economic and political changes, particularly currency fluctuations that could impact our profitability.

        Our sales and production costs are mainly denominated in U.S. dollars or euros. Therefore, our results of operations and financial condition have been historically impacted primarily by the fluctuation of the euro against our reporting currency, the U.S. dollar. The recent increase in the value of the euro has had a positive impact on our net sales, gross profit and operating income reported in our consolidated statements of operations for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, as a result of our euro-denominated operations being translated into U.S. dollars, but has had a negative impact on the "foreign exchange gain (loss)" component of "other (expenses) income" as a result of our euro-denominated debt being translated into U.S. dollars. Historically, however, our pro forma operating margins have not been significantly impacted by currency fluctuations because, in general, sales and costs of products sold are generated or incurred in the same currency, subject to certain exceptions, particularly in our Custom Synthesis segment.

  Raw Materials

        Raw materials constituted approximately 45.4% of our 2003 pro forma cost of products sold. We have a broad raw material base, with the cost of no single raw material representing more than

3.5% of our pro forma cost of products sold in 2003. Nonetheless, the significant price fluctuations our raw materials have experienced in the past during periods of high demand have had an adverse impact on our results of operations business. We cannot accurately predict the impact of any future raw material shortages on our business as a whole or in specific geographic regions. In addition, we may not be able to pass on raw material price increases to our customers.

  Energy Costs

        In 2003, energy purchases represented approximately 4.5% of Rockwood's historical cost of products sold and 5.2% of Dynamit Nobel's historical cost of products sold. However, within certain business lines, such as Color Pigments and Services and Clay-based Additives of our Performance Additives segment, energy costs are more significant. Accordingly, the cost of products sold for these two business lines increased when the price of natural gas in North America increased significantly in the first quarter of 2003 and then again in 2004 due to global political conditions and extreme weather conditions.

  Income Taxes

        As of December 31, 2003, we have global tax loss carryforwards (excluding state and local amounts) of approximately $80.0 million which expire in years 2007 through 2023 and $31.7 million with no current expiration date. For financial reporting purposes, a valuation allowance has been recognized to reduce the deferred tax assets related to certain tax loss carryforwards for which it is more likely than not that the related tax benefits will not be realized. Our net deferred tax assets include certain amounts of tax loss carryforwards as well as certain tax deductible temporary differences which we believe are realizable through a combination of forecasted future taxable income, reversal of deferred tax liabilities and anticipated tax planning strategies. Failure to achieve forecasted future taxable income might affect the ultimate realization of any remaining recorded net deferred tax assets. In addition, a significant issuance of our common stock or a significant shift in ownership of our currently outstanding common stock may result in an ownership change under the Internal Revenue Code of 1986, as amended, that may subject our federal net operating loss carryforwards to an annual usage limitation, which could limit our ability to use our federal net operating loss carryforwards to offset our post-ownership-change taxable income.

  Acquisitions

        Since February 2002, pursuant to our business strategy of achieving profitable growth through selective acquisitions, we have acquired seven businesses at purchase prices ranging from approximately $3.0 million (a Canadian color pigments asset acquisition by our Performance Additives segment) to $1,968.5 million (the four businesses of Dynamit Nobel); and combined the three business lines of our Custom Synthesis segment with Groupe Novasep.

        We accounted for the Dynamit Nobel acquisition using the purchase method of accounting. We have allocated the total estimated purchase price to the assets acquired and liabilities assumed of Dynamit Nobel based on preliminary estimates of their fair values. This purchase accounting is not yet complete. We retained independent valuation specialists to assist in the determination of a fair value of a significant portion of these assets, including property, plant and equipment and identified intangible assets. Since the final appraisals are not yet complete, and the purchase price is still subject to adjustment, we have not yet completed our allocation of the purchase price and expect to make adjustments to the preliminary allocations in subsequent periods. The excess of the total purchase price over the estimated fair value of the net assets acquired at closing has been allocated to goodwill and this indefinite lived asset is subject to annual impairment review. Based on the preliminary allocation of the total estimated purchase price, goodwill in the transaction totaled

$912.5 million at September 30, 2004. We expect this amount will change at a subsequent date when we finalize the purchase accounting for the Dynamit Nobel acquisition.

        In December 2004, we completed a combination (purchase price of approximately $107.4 million including assumed debt and cash) of the three business lines of our Custom Synthesis segment with Groupe Novasep SAS, or Groupe Novasep. As a result of the combination, we own approximately 79% of new Groupe Novasep. We believe this combination strengthens our Custom Synthesis segment by joining together Groupe Novasep's proprietary separation technologies with our capabilities of developing and manufacturing advanced intermediates and active ingredients for the pharmaceutical and performance chemical industries, which we expect will position us better in this highly competitive market.

  Special Charges

        During the periods presented, we have incurred certain special charges, substantially in connection with the process of refocusing and restructuring the historic Rockwood businesses starting in 2001 after the completion of the KKR acquisition and the establishment of the post-acquisition corporate entity that incorporates the four business segments acquired in the Dynamit Nobel acquisition. These items include the following:

  •
  Non-recurring charges/gains:

  —
  Systems/organization establishment expenses: These expenses include:

  •
  costs that arose in connection with the KKR acquisition and our resulting organization as a stand-alone company and expenses primarily relating to the amortization of sign-on compensation arrangements for key executives;

  •
  certain costs incurred during the nine months ended September 30, 2004 relating to the integration of the business acquired in the Dynamit Nobel acquisition. We have also incurred integration costs during the fourth quarter of 2004, and expect to incur additional integration costs in 2005; and

  •
  professional fees of $0.9 million incurred during the nine months ended September 30, 2004 in connection with the initial implementation of systems and internal control documentation in connection with the Sarbanes-Oxley Act of 2002. We have also incurred approximately $1.0 million of such fees during the fourth quarter of 2004, and expect to incur additional non-recurring costs of $3.5 million in 2005 in connection with initial Sarbanes-Oxley compliance; however, such costs are difficult to estimate and may be higher.

  —
  Stamp duty tax: In June 2004, we paid a stamp duty tax of $4.0 million on certain assets transferred in the United Kingdom in connection with the KKR acquisition.

  —
  Business interruption costs and insurance recovery: We incurred fire related costs in our Electronics segment in 2001, including business interruption and insurance costs, and recorded gains in 2002 and 2003 for fire insurance settlements.

  —
  Cancelled acquisition and disposition costs: We incurred cancelled acquisition and disposition costs in connection with non-consummated acquisitions and dispositions.

  •
  Non-cash charges:

  —
  Asset impairment: As part of our annual impairment testing in late 2002 and 2003, we determined that there were asset impairments in two businesses within our Electronics segment. These impairments resulted from a significant decline in earnings and operating cash flows, both historical and prospective, based on global economic conditions common to significant competitors, including overcapacity, as well as the erosion of the Electronics segment's business lines' relative competitive position due to continued industry concentration and resulting pricing pressure. Accordingly, we recorded non-cash asset impairment charges of $50.0 million to goodwill in 2002 and $35.0 million ($19.3 million to goodwill and $15.7 million to property, plant and equipment) in 2003.

    —
    Inventory write-up reversal: Under Statement of Financial Accounting Standard No. 141, Business Combinations, all inventories acquired in an acquisition must be revalued to "fair value."

    •
    In connection with the KKR acquisition, we allocated approximately $17.9 million of the total purchase price to inventory to reflect Laporte's manufacturing profit in inventory at the date of the acquisition. This resulted in a consequential reduction in gross profit, as the inventory was sold in the normal course of business, including $9.0 million in 2001.

    •
    In connection with the Dynamit Nobel acquisition, we preliminarily allocated approximately $49.7 million of the total purchase price to inventory to reflect manufacturing profit in inventory at the date of the acquisition. This resulted in a consequential reduction in gross profit of $34.2 million during the nine month period ended September 30, 2004, as the inventory was sold in the normal course of business. This amount is subject to adjustment in subsequent periods as we finalize our purchase price accounting for the Dynamit Nobel acquisition.

    •
    We have also included for the nine-month period ended September 30, 2004 the impact of inventory step-ups from certain acquisitions in the Performance Additives segment.

    —
    Debt issuance costs:

    •
    In July 2003, we wrote off $36.9 million of deferred debt issuance costs relating to our previous long-term debt that was repaid as part of the July 2003 debt refinancing.

    •
    In December 2003, we incurred $1.4 million of expenses in connection with a further modification of our then senior credit agreement resulting in a 75 basis point interest rate reduction on $290.0 million of our senior debt.

    •
    In July 2004, we wrote off or incurred $2.8 million of debt issuance costs related to previous long-term debt that was repaid as part of the Dynamit Nobel acquisition.

    —
    Foreign exchange (loss)/gain: During all periods presented, we have recorded foreign exchange (losses) and gains related to our long-term debt. These amounts reflect the non-cash translation impact on our euro-denominated debt resulting from the strengthening or weakening of the euro against the U.S. dollar during the applicable periods.

  •
  Losses on asset sales:

  —
  Loss on receivables sold: During 2001 and 2002, we entered into three receivables sales agreements for which losses were recorded in accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." We did not enter into such transactions during 2003 or the nine months ended September 30, 2004.

    —
    Loss on disposed business: During the nine months ended September 30, 2004, we incurred a loss of $0.8 million in connection with the disposition of a business in our Custom Synthesis segment that occurred prior to the consummation of the Dynamit Nobel acquisition.

  •
  Restructuring charges: In 2001, we recorded $9.2 million of total restructuring expense in the line item "restructuring charge, net" that included $2.4 million of severance charges from our first restructuring program in 2001, $6.6 million of severance costs from our subsequent 10% headcount reduction program and $0.2 million of non-cash write-downs of assets. An additional $0.5 million of restructuring related write-downs were included in cost of products sold. A further net charge of $1.2 million was recorded in 2002 to reflect the difference between estimated and actual costs of the 2001 restructuring programs. Additional restructuring charges of $1.3 million and $0.1 million were recorded in 2003 and during the nine months ended September 30, 2004, respectively, for miscellaneous restructuring activities. Severance payments are based on local regulatory laws, severance clauses in affected individuals' employment contracts, union contract provisions or negotiated settlements.

  •
  Expenses paid in connection with the Dynamit Nobel acquisition: We incurred foreign exchange losses of $10.9 million on foreign currency derivative agreements that we entered into in connection with the Dynamit Nobel acquisition.

  •
  Expenses or charges incurred in connection with issuance of securities: In 2001, we incurred costs of $2.5 million related to a cancelled debt financing.

        In addition, Dynamit Nobel incurred special charges during the periods presented prior to July 1, 2004, largely in connection with implementing certain business portfolio changes in an effort to streamline and strengthen its core assets, including the divestiture of its traditional low-growth explosives business, and to concentrate a greater proportion of its resources on higher growth life science applications. Other related portfolio changes were implemented, including the closure of certain operations within the Advanced Ceramics segment and the sale of certain non-core businesses within the Specialty Chemicals segment. In addition, Dynamit Nobel performed certain restructuring actions that resulted in the closure of certain operations and headcount reductions. These actions resulted in a number of charges and gains that are non-recurring that significantly affected Dynamit Nobel's historical results. Dynamit Nobel also incurred non-recurring charges related to certain events deemed not to be part of the ongoing business. These non-recurring charges related to discretionary bonus payments made to employees in the Specialty Chemicals segment; two discrete technical production incidents in the Titanium Dioxide Pigments segment; and non-recurring losses in connection with a contract that was subsequently cancelled in the Advanced Ceramics segment. Finally, Dynamit Nobel incurred certain non-cash charges related to plant capacity issues in the Custom Synthesis segment and net foreign exchange gains in the Specialty Chemicals segment related to an inter-company loan.

Special Note Regarding Non-GAAP Financial Measures

        A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. From time to time in this management's discussion and analysis, we disclose non-GAAP financial measures, primarily Adjusted EBITDA, as defined below.

  Definition of Adjusted EBITDA

        Adjusted EBITDA, which is referred to under the senior secured credit agreement as "Consolidated EBITDA," is defined therein as consolidated earnings (which, as defined therein, equals income (loss) before the deduction of income taxes of Rockwood Specialties Group, Inc. and the Restricted Subsidiaries (as such term is defined therein), excluding extraordinary items) plus:

  •
  interest expense;

  •
  depreciation expense;

  •
  amortization expense, including amortization of deferred financing fees;

  •
  extraordinary losses and non-recurring charges;

  •
  non-cash charges;

  •
  losses on asset sales;

  •
  restructuring charges or reserves (including severance, relocation costs and one-time compensation charges and costs relating to the closure of facilities);

  •
  expenses paid by us or any of our subsidiaries in connection with the Dynamit Nobel acquisition, the senior secured credit agreement, the granting of liens under the security documents (as such term is defined in the senior secured credit agreement), the indenture governing the 2014 notes and the offering of the 2014 notes and any other related transactions;

  •
  any expenses or charges incurred in connection with any issuance of debt or equity securities;

  •
  any fees and expenses related to permitted acquisitions;

  •
  any deduction for minority interest expense; and

  •
  items arising in connection with litigation related to our Timber Treatment Chemicals business of our Performance Additives segment;

less:

  •
  extraordinary gains and non-recurring gains;

  •
  non-cash gains; and

  •
  gains on asset sales,

in all cases, subject to certain exclusions.

  Management's Uses

        We use Adjusted EBITDA on a consolidated basis to assess our operating performance. We believe this financial measure on a consolidated basis is helpful in highlighting trends in our overall business because the items excluded in calculating Adjusted EBITDA have little or no bearing on our day-to-day operating performance. It is also the most significant criterion in our calculation of performance-based cash bonuses and our determination of whether certain performance-based stock options vest, both of which are tied to Adjusted EBITDA targets.

        As discussed below under "—Liquidity and Capital Resources—Liquidity," we also use Adjusted EBITDA on a consolidated basis to determine covenant compliance under our senior secured credit agreement and indentures governing the 2011 notes and 2014 notes. Non-

compliance with our financial covenants under our senior secured credit facilities—our maximum total leverage ratio and our minimum interest coverage ratio, in particular—could result in the lenders requiring us to immediately repay all amounts borrowed. Any such acceleration could also lead to the noteholders accelerating the maturity of the 2011 notes and the 2014 notes. In addition, if we cannot satisfy certain financial covenants in the indentures governing the 2011 notes and the 2014 notes, we cannot engage in certain activities, such as incurring additional indebtedness or making certain payments. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity.

        We also use Adjusted EBITDA on a segment basis as the primary measure to evaluate the ongoing performance of our business segments and reporting units. On a segment basis, we define Adjusted EBITDA as operating income excluding depreciation and amortization, certain non-cash gains and charges, certain other special gains and charges determined by our senior management to be non-recurring gains and charges and certain items deemed by our senior management to have little or no bearing on the day-to-day operating performance of our business segments and reporting units. The adjustments made to operating income directly correlate with the adjustments to net income in calculating Adjusted EBITDA on a consolidated basis pursuant to the senior secured credit agreement.

  Limitations

        Adjusted EBITDA has limitations as an analytical tool, and should not be viewed in isolation and is not a substitute for U.S. GAAP measures of earnings and cash flows. Material limitations associated with making the adjustments to our earnings and cash flows to calculate Adjusted EBITDA, and using this non-GAAP financial measure as compared to the most directly comparable U.S. GAAP financial measures, include:

  •
  the cash portion of interest expense, net, income tax (benefit) provision, and restructuring as well as non-recurring charges related to securities issuance, acquisition activities, and systems/organization establishment, generally represent charges (gains) which may significantly affect funds available to use in our operating, investing and financing activities;

  •
  non-operating foreign exchange gains (losses), although not immediately affecting cash used in investing activities, may affect the amount of funds needed to service our debt if those currency impacts remain in place as we meet our future principal repayment obligations; and

  •
  depreciation, amortization, non-cash (gains) charges and impairment charges, though not directly affecting our current cash position, represent the wear and tear and/or reduction in value of the plant, equipment and intangible assets which permit us to manufacture and/or market our products; these items may be indicative of future needs for capital expenditures, for development or acquisition of intangible assets or relevant trends causing asset value changes.

An investor or potential investor may find any one or all of these items important in evaluating our performance, results of operations, financial position and liquidity. Management compensates for the limitations of using non-GAAP financial measures by using them only to supplement our U.S. GAAP results to provide a more complete understanding of the factors and trends affecting our business.

        Adjusted EBITDA is not an alternative to net (loss) income or operating income or cash flows from operating activities as calculated and presented in accordance with U.S. GAAP. You should not rely on Adjusted EBITDA as a substitute for any such U.S. GAAP financial measures. We strongly urge you to review the reconciliations of Adjusted EBITDA to GAAP financial measures and other financial information, in each case included elsewhere in this prospectus. We also strongly urge you not to rely on any single financial measure to evaluate our business.

Results of Operations

  Pro Forma Net Sales and Adjusted EBITDA

        Our company has changed significantly since the Dynamit Nobel acquisition. Our historical results of operations on an actual basis for the nine months ended September 30, 2003 and 2004, presented immediately following this pro forma information, includes only the results of operations for the four segments acquired as part of the Dynamit Nobel acquisition since the consummation date of July 31, 2004 in accordance with accounting principles generally accepted in the United States, which we refer to as U.S. GAAP in this prospectus. As such, we believe the following supplemental pro forma information is helpful in highlighting trends by segment and on a consolidated basis. The following supplemental pro forma net sales and Adjusted EBITDA is prepared on a pro forma basis as if the Dynamit Nobel acquisition and the pigments and dispersions acquisition had occurred at the beginning of each period presented. The following supplemental pro forma information is provided for informational purposes only and does not purport to be indicative of the results that would have actually been attained had the Dynamit Nobel acquisition occurred as of the beginning of the period presented or that may be attained in the future. The supplemental pro forma information has been prepared based upon currently available information and assumptions that we believe are reasonable. Such currently available information and assumptions may prove to be inaccurate over time.

        The following table presents net sales and Adjusted EBITDA (the reconciliation to pro forma net income (loss) is set forth below) for the year ended December 31, 2003 and the nine months ended September 30, 2003 and 2004 on a pro forma basis.

		Nine Months Ended September 30,
($ in millions)	Year Ended December 31, 2003
		2003	2004
Pro forma net sales:
Performance Additives	$535.1	$392.4	$514.4
Specialty Compounds	176.4	135.4	152.5
Electronics	143.6	105.3	124.8
Specialty Chemicals	659.7	487.3	555.1
Titanium Dioxide Pigments	381.8	284.4	315.2
Advanced Ceramics	286.0	214.8	259.8
Custom Synthesis	268.4	202.0	180.3

Total pro forma net sales	$2,451.0	$1,821.6	$2,102.1

Pro forma Adjusted EBITDA:
Performance Additives	$120.2	$89.2	$120.1
Specialty Compounds	23.9	18.7	22.3
Electronics	24.8	17.9	21.6
Specialty Chemicals	133.5	94.6	104.4
Titanium Dioxide Pigments	75.3	55.3	61.3
Advanced Ceramics	65.3	50.0	59.0
Custom Synthesis	54.5	36.2	24.1
Corporate	(28.3)	(25.0)	(26.4)

Total pro forma Adjusted EBITDA	$469.2	$336.9	$386.4

        The following table presents the changes in net sales and Adjusted EBITDA on a pro forma basis in dollars and percentages.

	Change: Pro Forma Nine Months Ended September 30, 2004 vs. September 30, 2003
($ in millions)	Total Change in $	Total Change in %	Foreign Exchange(1) Effect in $	Foreign Exchange Effect in %	Operations Change in $	Operations Change in %
Pro forma net sales:
Performance Additives	$122.0	31.1%	$11.0	2.8%	$111.0	28.3%
Specialty Compounds	17.1	12.6	4.9	3.6	12.2	9.0
Electronics	19.5	18.5	5.3	5.0	14.2	13.5
Specialty Chemicals	67.8	13.9	36.7	7.5	31.1	6.4
Titanium Dioxide Pigments	30.8	10.8	29.7	10.4	1.1	0.4
Advanced Ceramics	45.0	20.9	21.4	10.0	23.6	11.0
Custom Synthesis	(21.7)	(10.7)	16.9	8.4	(38.6)	(19.1)

Total	$280.5	15.4%	$125.9	7.1%	$154.6	8.5%

Pro forma Adjusted EBITDA:
Performance Additives	$30.9	34.6%	$2.2	2.4%	$28.7	32.2%
Specialty Compounds	3.6	19.2	0.6	3.2	3.0	16.0
Electronics	3.7	20.7	(0.2)	(1.1)	3.9	21.8
Specialty Chemicals	9.8	10.4	7.1	7.5	2.7	2.9
Titanium Dioxide Pigments	6.0	10.9	5.8	10.5	0.2	0.4
Advanced Ceramics	9.0	18.0	5.3	10.6	3.7	7.4
Custom Synthesis	(12.1)	(33.4)	2.2	6.1	(14.3)	(39.5)
Corporate	(1.4)	5.6	(1.2)	4.8	(0.2)	0.8

Total	$49.5	14.7%	$21.8	6.5%	$27.7	8.2%

(1)
The foreign exchange effect was calculated based on the change in the euro to U.S. dollar exchange rate for the applicable period.

  Pro forma nine months ended September 30, 2004 compared with pro forma nine months ended September 30, 2003

  Overview

        We experienced solid growth in net sales and Adjusted EBITDA on a pro forma basis for the nine months ended September 30, 2004 as compared to September 30, 2003. Pro forma net sales and Adjusted EBITDA increased $154.6 million, or 8.5%, and $27.7 million, or 8.2%, respectively, excluding currency changes.

        This improvement was primarily due to the strong performance of the Performance Additives segment (net sales up $111.0 million, or 28.3%, and Adjusted EBITDA up $28.7 million, or 32.2%, excluding currency changes), which largely stemmed from higher sales of our Timber Treatment Chemicals, due to a greater mix of ACQ products versus CCA products as a result of the ACQ conversion. The Electronics and Advanced Ceramics segments experienced double-digit net sales percentage growth, even excluding currency changes. The increase in Electronics was due to the general recovery in the Electronics sector, offset in part by pricing pressures within our Wafer Reclaim and Photomasks businesses. The net sales increase in Advanced Ceramics was primarily due to strong growth in medical and electronic applications. Specialty Chemicals and Specialty Compounds had solid net sales growth primarily due to volume increases.

        The only segments that did not experience net sales growth were the Titanium Dioxide Pigments segment, where net sales were essentially flat (excluding currency changes), and the

Custom Synthesis segment, where net sales decreased $38.6 million, or 19.1% (excluding currency changes), due to the loss of a large customer as a result of industry consolidation and continued under-utilization of capacity at the Rohner plant that resulted from capital expenditures made as a result of expected growth that did not materialize.

        Our pro forma Adjusted EBITDA results were negatively impacted by rising raw material costs in several businesses including, among others, PVC in the Specialty Compounds segment and the cost of copper in the Timber Treatment Chemicals business of the Performance Additives segment.

  Pro Forma Net Sales

        Net sales were $2,102.1 million on a pro forma basis for the first nine months of 2004 as compared to $1,821.6 million for the first nine months of 2003. The $280.5 million increase, or 15.4%, is partially due to favorable currency changes of $125.9 million. Excluding currency changes, net sales increased $154.6 million, or 8.5%.

        Performance Additives.    Pro forma net sales for our Performance Additives segment increased 31.1% over the prior period primarily due to higher sales of Timber Treatment Chemicals due to a greater mix of higher priced ACQ products versus CCA products as a result of the ACQ conversion. Our Color Pigments and Services business also had stronger volume due to increased demand for construction products. Included in pro forma net sales were $11.0 million from favorable currency changes and $16.0 million from the impact of acquisitions.

        Specialty Compounds.    Net sales for our Specialty Compounds segment increased 12.6% over the prior period due to an increase in sales volumes and more favorable pricing of certain products in our wire and cable compounds business and favorable currency changes of $4.9 million.

        Electronics.    Net sales for our Electronics segment increased 18.5% over the prior year period primarily due to an increase in sales volumes, offset in part by pricing pressure in certain businesses.

        Specialty Chemicals.    Pro forma net sales for our Specialty Chemicals segment increased 13.9%, or $67.8 million, over the prior period, including $36.7 million related to favorable currency changes. Excluding currency changes, pro forma net sales increased $31.1 million primarily due to organic volume growth in most Surface Treatment product lines, particularly in the third quarter, higher lithium sales volume and higher sales prices in Metal Sulfide products due to the pass through raw material cost increases.

        Titanium Dioxide Pigments.    Pro forma net sales for our Titanium Dioxide Pigments segment increased 10.8% over the prior year period primarily due to $29.6 million of favorable currency changes. Excluding currency changes, pro forma net sales increased $1.1 million due to higher sales volume of Functional Additives products and higher Water Chemistry sales volume in the water treatment and paper industries. These increases were partially offset by lower sales volume of titanium dioxide due to limited stock availability of rutile pigments and lower TiO2 prices in the coatings, paper and plastics markets.

        Advanced Ceramics.    Pro forma net sales for our Advanced Ceramics segment increased 20.9% over the prior year period, including $21.4 million related to favorable currency changes. Excluding currency changes, pro forma net sales increased $23.6 million primarily due to higher sales volume in medical products, most notably hip replacement applications, and electronic application products due largely to the electronics industry recovery. Also, mechanical application and piezo product sales volume was higher.

        Custom Synthesis.    Pro forma net sales for our Custom Synthesis segment decreased 10.7% as compared to the prior year period despite $16.9 million related to favorable currency changes. Excluding currency changes, net sales decreased $38.6 million primarily due to the loss prior to the third quarter of 2003 of a large customer as a result of industry consolidation and continued under-utilization of capacity at the Rohner plant that resulted from capital expenditures made as a result of expected growth that did not materialize.

  Pro Forma Adjusted EBITDA

        Adjusted EBITDA on a pro forma basis increased from $336.9 million to $386.4 million, or 14.7%. Excluding currency changes, Adjusted EBITDA increased $27.7 million, or 8.2%. Adjusted EBITDA as a percentage of net sales on a pro forma basis was 18.4% in the first nine months of 2004 and 18.5% in the first nine months of 2003.

        Performance Additives.    Pro forma Adjusted EBITDA for our Performance Additives segment increased from $89.2 million to $120.1 million, or 34.6%, primarily due to the increase in pro forma net sales of Timber Treatment Chemicals due to a greater mix of ACQ products, partially offset by higher raw material costs specifically in the third quarter of 2004. Adjusted EBITDA as a percentage of net sales on a pro forma basis was 23.4% in the first nine months of 2004 and 22.7% in the first nine months of 2003.

        Specialty Compounds.    Adjusted EBITDA for our Specialty Compounds segment increased from $18.7 million to $22.3 million, or 19.2%, primarily due to the increase in net sales partially offset by higher PVC raw material costs as discussed above. Adjusted EBITDA as a percentage of net sales was 14.6% in the first nine months of 2004 and 13.8% in the first nine months of 2003.

        Electronics.    Adjusted EBITDA for our Electronics segment increased from $17.9 million to $21.6 million, or 20.7%, primarily due to the increase in net sales with higher sales volume offset by certain pricing pressures as discussed above. Adjusted EBITDA as a percentage of net sales was 17.3% in the first nine months of 2004 and 17.0% in the first nine months of 2003.

        Specialty Chemicals.    Pro forma Adjusted EBITDA for our Specialty Chemicals segment increased from $94.6 million to $104.4 million, or 10.4%. Excluding currency changes, Adjusted EBITDA increased $2.7 million, or 2.9%, primarily due to the increase in pro forma net sales discussed above. Adjusted EBITDA as a percentage of net sales on a pro forma basis was 18.8% in the first nine months of 2004 and 19.4% in the first nine months of 2003 with lower margins on Metal Sulfide products due to raw material cost increases, less favorable lithium mix and lower income from equity investments partially offset by the impact of higher Surface Treatment sales volume.

        Titanium Dioxide Pigments.    Pro forma Adjusted EBITDA for our Titanium Dioxide Pigments segment increased from $55.3 million to $61.3 million, or 10.9%. Excluding currency changes, Adjusted EBITDA increased $0.2 million primarily due to the increase in pro forma net sales discussed above as well as cost management initiatives. Adjusted EBITDA as a percentage of net sales on a pro forma basis was 19.5% in the first nine months of 2004 and 19.4% in the first nine months of 2003.

        Advanced Ceramics.    Pro forma Adjusted EBITDA for our Advanced Ceramics segment increased from $50.0 million to $59.0 million, or 18.0%. Excluding currency changes, Adjusted EBITDA increased $3.7 million, or 7.4%, primarily due to the increase in pro forma net sales discussed above. Adjusted EBITDA as a percentage of net sales on a pro forma basis was 22.7% in the first nine months of 2004 and 23.3% in the first nine months of 2003.

        Custom Synthesis.    Pro forma Adjusted EBITDA for our Custom Synthesis segment decreased from $36.2 million to $24.1 million, or 33.4%, despite $2.2 million related to favorable currency changes. Excluding currency changes, Adjusted EBITDA decreased $14.3 million, or 39.5%, primarily due to (a) lower sales discussed above; (b) the continued under-utilization of capacity at the Rohner plant (the excess capacity resulted in part from the customer loss discussed above and in part from the fact that the expected growth that drove certain capital expenditures did not materialize as planned largely as a result of industry consolidation); and (c) currency effects at the Finorga operation from selling certain products in U.S. dollars with euro-based production costs in a period where the U.S. dollar weakened versus prior year. Adjusted EBITDA as a percentage of net sales on a pro forma basis was 13.4% in the first nine months of 2004 and 17.9% in the first nine months of 2003.

        Corporate.    Pro forma Adjusted EBITDA loss at Corporate increased from $25.0 million to $26.4 million primarily due to higher bonus accruals and higher professional fees and other costs to operate the significantly larger business due to the Dynamit Nobel acquisition. Adjusted EBITDA as a percentage of net sales on a pro forma basis was (1.3)% in the first nine months of 2004 and (1.4)% in the first nine months of 2003.

  Pro forma year ended December 31, 2003

  Pro Forma Net Sales

        Net sales on a pro forma basis were $2,451.0 million in 2003. This amount consisted of $535.1 million in the Performance Additives segment, $176.4 million in the Specialty Compounds segment, $143.6 million in the Electronics segment, $659.7 million in the Specialty Chemicals segment, $381.8 million in the Titanium Dioxide Pigments segment, $286.0 million in the Advanced Ceramics segment and $268.4 million in the Custom Synthesis segment.

  Pro Forma Adjusted EBITDA

        Adjusted EBITDA on a pro forma basis was $469.2 million in 2003. This amount included $120.2 million in the Performance Additives segment, $23.9 million in the Specialty Compounds segment, $24.8 million in the Electronics segment, $133.5 million in the Specialty Chemicals segment, $75.3 million in the Titanium Dioxide Pigments segment, $65.3 million in the Advanced Ceramics segment and $54.5 million in the Custom Synthesis segment. Also included in Adjusted EBITDA on a pro forma basis in 2003 were losses at Corporate of $28.3 million.

        Adjusted EBITDA as a percentage of net sales on a pro forma basis was 19.1% in 2003. Adjusted EBITDA as a percentage of net sales on a pro forma basis per segment in 2003 was 22.5% in the Performance Additives segment, 13.5% in the Specialty Compounds segment, 17.3% in the Electronics segment, 20.2% in the Specialty Chemicals segment, 19.7% in the Titanium Dioxide Pigments segment, 22.8% in the Advanced Ceramics segment and 20.3% in the Custom Synthesis segment. Adjusted EBITDA loss at Corporate on a pro forma basis was (1.2)% of net sales in 2003.

  Reconciliation of Net Income (Loss) to Adjusted EBITDA

        Because we view Adjusted EBITDA on both a consolidated and segment basis as an operating performance measure, we use net income (loss) as the most comparable U.S. GAAP measure. The following table, which sets forth the applicable components of Adjusted EBITDA, presents a reconciliation of pro forma net income (loss) to pro forma Adjusted EBITDA on a consolidated and segment basis for the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003:

($ in millions)	Performance Additives	Specialty Compounds	Electronics	Specialty Chemicals	Titanium Dioxide Pigments	Advanced Ceramics	Custom Synthesis	Corporate and Eliminations	Consolidated

Nine months ended September 30, 2004
Net income (loss)	$49.0	$12.9	$2.2	$46.6	$30.8	$34.4	$(0.3)	$(186.4)	$(10.8)
Income tax provision (benefit)	25.8	5.6	0.8	(3.7)	5.3	(8.8)	(7.1)	(16.9)	1.0
Interest, net	21.4	(0.3)	4.1	11.9	3.4	2.1	5.4	129.6	177.6
Depreciation and amortization	24.0	4.1	15.5	30.3	17.9	19.0	21.7	(0.7)	131.8
Systems/organization establishment expenses	—	—	—	—	—	—	—	2.5	2.5
Stamp duty tax	—	—	—	—	—	—	—	4.0	4.0
Cancelled acquisition and disposition costs	—	—	—	—	—	—	—	0.1	0.1
Inventory write-up reversal	0.5	—	—	12.7	4.3	14.4	2.8	—	34.7
Deferred debt issuance costs	—	—	—	—	—	—	—	2.8	2.8
Foreign exchange (gain) loss	(0.8)	—	(1.0)	—	—	—	—	37.1	35.3
Loss on disposed business	—	—	—	—	—	—	0.8	—	0.8
Restructuring charges	0.2	—	—	—	—	0.1	0.3	—	0.6
Other	—	—	—	6.6	(0.4)	(2.2)	0.5	1.5	6.0

Total Adjusted EBITDA(a)	$120.1	$22.3	$21.6	$104.4	$61.3	$59.0	$24.1	$(26.4)	$386.4

Nine months ended September 30, 2003
Net income (loss)	$22.5	$10.2	$2.1	$42.4	$35.6	$20.1	$(16.0)	$(135.7)	$(18.8)
Income tax provision (benefit)	11.8	4.4	0.9	20.3	2.7	8.3	28.1	(74.1)	2.4
Interest, net	22.7	(0.2)	4.9	11.3	1.9	1.0	3.9	127.9	173.4
Depreciation and amortization	21.6	3.8	12.8	20.1	15.1	13.3	19.6	11.7	118.0
Systems/organization establishment expenses	—	—	—	—	—	—	—	1.1	1.1
Business interruption and insurance recovery	—	—	(4.5)	—	—	—	—	—	(4.5)
Cancelled acquisition and disposition costs	—	—	1.6	—	—	—	—	0.2	1.8
Deferred debt issuance costs	—	—	—	—	—	—	—	36.9	36.9
Foreign exchange (gain) loss	(0.2)	—	(0.2)	—	—	—	—	19.5	19.1
Minority interest	—	—	—	—	—	0.3	—	—	0.3
Loss on disposed businesses	—	—	—	—	—	(0.8)	—	—	(0.8)
Restructuring charges	0.4	0.5	0.3	0.1	—	1.8	0.6	—	3.7
Other	—	—	—	0.4	—	6.0	—	(2.1)	4.3
Intercompany dividend	10.4	—	—	—	—	—	—	(10.4)	—

Total Adjusted EBITDA(a)	$89.2	$18.7	$17.9	$94.6	$55.3	$50.0	$36.2	$(25.0)	$336.9

Year ended December 31, 2003
Net income (loss)	$48.7	$17.0	$(26.2)	$72.1	$41.4	$25.6	$8.2	$(242.3)	$(55.5)
Income tax provision (benefit)	10.2	(0.3)	(5.3)	16.2	9.9	7.3	3.5	(32.7)	8.8
Interest, net	30.0	(0.5)	6.7	14.8	2.1	1.0	5.1	172.0	231.2
Depreciation and amortization	30.4	7.2	17.1	26.6	20.2	20.3	27.0	13.9	162.7
Systems/organization establishment expenses	—	—	—	—	—	—	—	1.6	1.6
Business interruption costs and insurance recovery	—	—	(4.5)	—	—	—	—	—	(4.5)
Cancelled acquisition and disposition costs	0.1	—	1.5	—	—	—	—	0.3	1.9
Non-recurring charges	—	—	—	2.3	2.8	5.2	2.3	—	12.6
Impairment charge	—	—	35.0	—	—	—	—		35.0
Deferred debt issuance costs	—	—	—	—	—	—	—	38.3	38.3
Foreign exchange loss (gain)	—	(0.1)	0.1	(2.9)	—	—	—	18.5	15.6
Restructuring charges	0.8	0.6	0.4	1.0	—	8.5	2.8	2.3	16.4
Minority interest	—	—	—	—	—	0.3	—	—	0.3
Adjustment related to divested businesses	—	—	—	3.4	(1.1)	(2.9)	5.6	(0.4)	4.6
Other	—	—	—	—	—	—	—	0.2	0.2

Total Adjusted EBITDA(a)	$120.2	$23.9	$24.8	$133.5	$75.3	$65.3	$54.5	$(28.3)	$469.2

(a)
Total Adjusted EBITDA does not include estimated annual cost savings of approximately $15.4 million, which we expect to achieve through actions we have implemented or expect to implement, such as the closure of the former headquarters of Dynamit Nobel in Troisdorf, Germany and the related elimination of 39 positions, the announced closure of the New Lebanon, New York manufacturing facility of our Advanced Ceramics segment and various restructuring measures at our Specialty Chemicals and Custom Synthesis segments, and the elimination of 26 positions and the announced elimination of nine additional positions in connection with the acquisition of the pigments and dispersions business of Johnson Matthey Plc.

  Actual Results of Operations

        The following table presents the major components of our operations on an actual basis and Adjusted EBITDA (the reconciliation to net loss is set forth below), including as a percentage of net sales, for the periods presented.

				Nine Months Ended September 30,
	Year Ended December 31,
($ in millions)
	2001	2002	2003	2003	2004
Net sales:
Performance Additives	$418.4	$443.8	$477.3	$352.0	$470.5
Specialty Compounds	171.7	168.8	176.4	135.4	152.5
Electronics	152.5	147.3	143.6	105.3	124.8
Specialty Chemicals					116.6
Titanium Dioxide Pigments					68.9
Advanced Ceramics					56.6
Custom Synthesis					38.0

Total net sales	742.6	759.9	797.3	592.7	1,027.9
Gross profit	196.1	217.4	215.9	161.0	271.6
	26.4%	28.6%	27.1%	27.2%	26.4%
Selling, general and administrative expenses	147.5	112.9	118.0	89.0	177.2
	19.9%	14.9%	14.8%	15.0%	17.2%
Impairment charges	—	50.0	35.0	—	—
Restructuring charges	9.2	1.2	1.8	1.3	0.1
Operating income (loss):
Performance Additives	34.6	81.7	84.1	62.0	91.2
	8.3%	18.4%	17.6%	17.6%	19.4%
Specialty Compounds	11.7	19.2	16.1	14.3	18.2
	6.8%	11.4%	9.1%	10.6%	11.9%
Electronics	10.7	(29.7)	(24.8)	7.6	6.1
	7.0%	(20.1)%	(17.2)%	7.2%	4.9%
Specialty Chemicals					0.7
					0.6%
Titanium Dioxide Pigments					6.3
					9.1%
Advanced Ceramics					(4.8)
					(8.5)%
Custom Synthesis					(2.6)
					(6.8)%
Corporate costs and eliminations	(17.6)	(17.9)	(14.3)	(13.2)	(20.8)

Total	39.4	53.3	61.1	70.7	94.3
Other (expenses) income:
Interest expense, net	(107.0)	(108.1)	(112.3)	(81.3)	(100.0)
Foreign exchange gain (loss)	9.6	(24.6)	(18.5)	(19.1)	(35.3)
Refinance expenses	—	—	(38.3)	(36.9)	(2.8)
Loss on receivables sold	(1.2)	(1.3)	—	—	—
Stamp duty tax	—	—	—	—	(4.0)

Loss before taxes	(59.2)	(80.7)	(108.0)	(66.6)	(47.8)

Income tax benefit	(4.8)	(12.5)	(16.3)	(9.8)	(1.6)

Net loss	$(54.4)	$(68.2)	$(91.7)	$(56.8)	$(46.2)

Adjusted EBITDA:
Performance Additives	$88.1	$106.4	$112.5	$81.9	$114.2
	21.1%	24.0%	23.6%	23.3%	24.3%
Specialty Compounds	23.8	26.0	23.9	18.7	22.3
	13.9%	15.4%	13.6%	13.8%	14.6%
Electronics	39.4	33.4	24.8	17.9	21.6
	25.8%	22.7%	17.3%	17.0%	17.3%
Specialty Chemicals					21.1
					18.1%
Titanium Dioxide Pigments					14.1
					20.5%
Advanced Ceramics					13.3
					23.5%
Custom Synthesis					5.2
					13.7%
Corporate costs and eliminations	(10.9)	(15.4)	(11.7)	(10.5)	(17.5)

Total Adjusted EBITDA	$140.4	$150.4	$149.5	$108.0	$194.3

	18.9%	19.8%	18.8%	18.2%	18.9%

        The following tables present the changes in the major components of our operations on a historical basis in dollars and percentages.

	Change: 2002 vs. 2001					Change: 2003 vs. 2002
($ in millions)	Total Change in $	Total Change in %	Foreign Exchange Effect(1)	Acquisitions & Divestitures, Net	Organic	Total Change in $	Change in %	Foreign Exchange Effect(1)	Acquisitions & Divestitures, Net	Organic
Net sales:
Performance Additives	$25.4	6.1%	$4.7	$(1.5)	$22.2	$33.5	7.6%	$16.2	$9.7	$7.6
Specialty Compounds	(2.9)	(1.7)%	1.7	—	(4.6)	7.6	4.5%	5.8	—	1.8
Electronics	(5.2)	(3.4)%	2.0	—	(7.2)	(3.7)	(2.5)%	6.6	—	(10.3)

Total net sales	17.3	2.3%	8.4	(1.5)	10.4	37.4	4.9%	28.6	9.7	(0.9)
Gross profit	21.3	10.9%	1.9	0.5	18.9	(1.5)	(0.7)%	5.3	3.7	(10.5)
Selling, general and administrative expenses	(34.6)	(23.5)%	1.4	(0.2)	(35.8)	5.1	4.5%	4.4	1.7	(1.1)
Impairment charges	50.0					(15.0)
Restructuring charges	(7.9)					0.6
Operating income (loss):
Performance Additives	47.1	136.1%	0.3	0.7	46.1	2.4	2.9%	1.1	2.0	(0.7)
Specialty Compounds	7.5	64.1%	0.2	—	7.3	(3.1)	(16.2)%	(0.3)	—	(2.8)
Electronics	(40.4)	(377.8)%	0.1	—	(40.5)	4.9	(16.5)%	0.2	—	4.7
Corporate costs and eliminations	(0.3)	1.7%	(0.1)	—	(0.2)	3.6	(20.0)%	(0.1)	—	3.7

Total operating income	13.9	35.3%	0.5	0.7	12.7	7.8	14.6%	0.9	2.0	4.9
Other (expenses) income:
Interest expense, net	(1.1)	(1.0)%	(1.4)	—	0.3	(4.2)	(3.8)%	(2.0)	—	(2.2)
Foreign exchange (loss) gain, net	(34.2)					6.1
Refinancing expenses	—					(38.3)
Loss on receivables sold	(0.1)					1.3

Loss before taxes	(21.5)					(27.3)
Income tax benefit	(7.7)					(3.8)
Net (loss) income:						2.8
Performance Additives	20.8					(5.3)
Specialty Compounds	12.1					10.2
Electronics	(36.4)
Corporate costs and eliminations	(10.3)					(31.2)

Total net loss	$(13.8)					$(23.5)

Adjusted EBITDA:
Performance Additives	$18.3	20.8%	$0.9	$0.6	$16.8	$6.1	5.8%	$3.4	$2.2	$0.5
Specialty Compounds	2.2	9.2%	0.2	—	2.0	(2.2)	(8.4)%	0.9	—	(3.1)
Electronics	(6.0)	(15.2)%	0.5	—	(6.5)	(8.6)	(25.7)%	1.1	—	(9.7)
Corporate costs and eliminations	(4.5)	41.3%	—	—	(4.5)	3.8	(24.7)%	(0.1)	—	3.9

Total Adjusted EBITDA	$10.0	7.1%	$1.6	$0.6	$7.8	$(0.9)	(0.6)%	$5.3	$2.2	$(8.4)

(1)
The foreign exchange effect was calculated based on the change in the euro to U.S. dollar exchange rate for the applicable period.

	Change: Nine Months Ended September 30, 2004 vs. September 30, 2003
($ in millions)	Total Change in $	Total Change in %	Foreign Exchange Effect(1)	Acquisitions & Divestitures, Net	Organic
Net sales:
Performance Additives	$118.5	33.7%	$11.1	$12.5	$94.9
Specialty Compounds	17.0	12.5%	4.8	0.0	12.2
Electronics	19.6	18.6%	5.3	2.3	12.0
Specialty Chemicals	116.6		0.0	116.6	0.0
Titanium Dioxide Pigments	68.9		0.0	68.9	0.0
Advanced Ceramics	56.6		0.0	56.6	0.0
Custom Synthesis	38.0		0.0	38.0	0.0

Total net sales	435.2	73.4%	21.2	294.9	119.1
Gross profit	110.6	68.7%	3.2	66.7	40.7
Selling, general and administrative expenses	88.2	99.1%	3.3	68.8	16.1
Restructuring charges	(1.2)	(92.3)%	0.0	(1.2)
Operating income (loss):
Performance Additives	29.2	47.1%	1.1	0.2	27.9
Specialty Compounds	3.9	27.3%	0.4	0.0	3.5
Electronics	(1.5)	(19.7)%	(1.4)	(0.6)	0.5
Specialty Chemicals	0.7		0.0	0.7	0.0
Titanium Dioxide Pigments	6.3		0.0	6.3	0.0
Advanced Ceramics	(4.8)		0.0	(4.8)	0.0
Custom Synthesis	(2.6)		0.0	(2.6)	0.0
Corporate costs and eliminations	(7.6)	57.6%	(0.1)	(2.9)	(4.6)

Total operating income (loss)	23.6	33.4%	0.0	(3.7)	27.3
Other (expenses) income:
Interest expense, net	(18.7)	23.0%	(1.4)	(2.1)	(15.2)
Foreign exchange (loss), net	(16.2)
Refinancing expenses	34.1
Stamp duty tax	(4.0)
Income before taxes	18.8
Income tax provision	8.2
Net income (loss):
Performance Additives	28.0
Specialty Compounds	2.7
Electronics	0.2
Specialty Chemicals	(1.8)
Titanium Dioxide Pigments	6.0
Advanced Ceramics	(4.6)
Custom Synthesis	(3.7)
Corporate costs and eliminations	(16.2)

Total net income	$10.6

Adjusted EBITDA:
Performance Additives	$32.3	39.4%	$2.2	$0.8	$29.3
Specialty Compounds	3.6	19.3%	0.6	0.0	3.0
Electronics	3.7	20.7%	(0.3)	(0.4)	4.4
Specialty Chemicals	21.1		0.0	21.1	0.0
Titanium Dioxide Pigments	14.1		0.0	14.1	0.0
Advanced Ceramics	13.3		0.0	13.3	0.0
Custom Synthesis	5.2		0.0	5.2	0.0
Corporate costs and eliminations	(7.0)	66.7%	(0.1)	(3.0)	(3.9)

Total Adjusted EBITDA	$86.3	79.9%	$2.4	$51.1	$32.8

(1)
The foreign exchange effect was calculated based on the change in the euro to U.S. dollar exchange rate for the applicable period.

  Actual nine months ended September 30, 2004 compared with actual nine months ended September 30, 2003

  Overview

        Sales increased significantly due to the inclusion of two months of operations for the segments acquired as part of the Dynamit Nobel acquisition. Other acquisitions and currency changes also positively impacted net sales. However, even after excluding acquisitions and currency changes, we experienced solid sales growth for the nine months ended September 30, 2004 as compared to nine months ended September 30, 2003 as sales increased $119.1 million, or 20.1%. This improvement was primarily due to the strong performance of the Performance Additives segment (net sales up $107.4 million, or 30.5%, excluding currency changes) largely stemming from higher sales of ACQ products versus CCA products as a result of the ACQ conversion. Specialty Compounds also had solid net sales growth primarily due to wire and cable sales volume increases. The Electronics segment experienced double-digit net sales percentage growth, even excluding currency changes due to the general recovery in the Electronics sector.

        We also experienced solid operating income and Adjusted EBITDA growth as well for the nine months ended September 30, 2004 as compared to nine months ended September 30, 2003 primarily due to the net sales growth described above. Operating income was up $27.3 million, or 38.6%, excluding acquisitions and currency changes. Adjusted EBITDA was up $32.8 million, or 30.4%, excluding currency changes. This improvement was also primarily due to the strong performance of the Performance Additives segment (operating income and Adjusted EBITDA up $27.9 million, or 45.0%, and $29.3 million, or 35.8%, respectively, excluding currency changes and acquisitions) stemming from the higher ACQ sales in our Timber Treatment Chemicals business.

        Operating income and Adjusted EBITDA results were negatively impacted by rising raw material costs in several businesses including, among others, PVC in the Specialty Compounds segment and the cost of copper in the Timber Treatment Chemicals business of the Performance Additives segment. Metal sulfide raw material costs in the Fine Chemicals business of the Specialty Chemicals segment have risen significantly in 2004 but those increases have been largely passed on to customers.

  Net sales

        Net sales were $1,027.9 million for the first nine months of 2004 as compared to $592.7 million for the first nine months of 2003. The 73.4% increase is partially due to the Dynamit Nobel acquisition from the inclusion of $280.1 million of two months of operations for the segments acquired as part of the Dynamit Nobel acquisition. Other acquisitions accounted for $14.8 million of net sales for the nine months of 2004 as compared to the same period in 2003. Currency changes positively impacted net sales in the third quarter of 2004 by approximately $21.2 million. The remaining increase was $119.1 million, or 20.1%.

        Performance Additives.    Net sales for our Performance Additives segment increased 33.7% over the prior period primarily due to higher sales of our Timber Treatment Chemicals products due to a greater mix of higher priced ACQ products versus CCA products as a result of the ACQ conversion. Also, our Color Pigments and Services business had stronger volume due to increased demand for construction products. Also included in net sales were $11.1 million from favorable currency changes and $12.5 million from the impact of acquisitions.

        Specialty Compounds.    Net sales for our Specialty Compounds segment increased 12.5% over the prior period due to the increase in sales volumes and more favorable pricing of certain products in our wire and cable compounds business and favorable currency changes of $4.8 million.

        Electronics.    Net sales for our Electronics segment increased 18.6% over the prior year period primarily due to increase in sales volumes, offset in part by pricing pressure in certain businesses.

  Gross profit

        Gross profit as a percentage of net sales was 26.4% in the first nine months of 2004 as compared to 27.2% in the first nine months of 2003. Gross profit increased by $110.6 million, primarily due to the Dynamit Nobel acquisition.

        The decline in gross profit margin was partially attributable to a $34.2 million charge, or 3.4% of net sales, to cost of goods sold in the third quarter of 2004 primarily related to the portion of the purchase price allocated to inventory to reflect manufacturing profit in inventory on the date the Dynamit Nobel acquisition was consummated. This charge was the portion of that allocation for the inventory sold in the normal course of business during the two months of operations for the segments acquired.

        Excluding the inventory charge discussed above, gross margin as a percentage of net sales was 29.8% in the first nine months of 2004 as compared to 27.2% in the first nine months of 2003 primarily due to more favorable mix from ACQ product sales in our Timber Treatment Chemicals business partially offset by higher raw material costs in this business, higher PVC raw material costs in our Specialty Compounds segment and pricing pressures within our Wafer Reclaim and Photomasks' businesses of our Electronics segment.

  Selling, general and administrative expenses

        Selling, general and administrative expenses, or SG&A, increased primarily due to the Dynamit Nobel acquisition. Operating expenses as a percentage of net sales were 17.2% in the first nine months of 2004 as compared to 15.0% in the first nine months of 2003. The increase in operating expenses as a percentage of net sales is partially attributable to income in 2003 from fire insurance proceeds of $4.5 million. Also, operating expenses in 2004 included $0.8 million of losses related to disposed businesses in the Custom Synthesis segment.

  Operating income

        Operating income increased $23.6 million, or 33.4%. Excluding currency changes and acquisitions, operating income increased $27.3 million, or 38.6%, due to the reasons described above. Excluding the 2004 and 2003 non-recurring charges in gross profit and operating expenses, operating margins were 12.5% in 2004 versus 11.2% in 2003, despite increased depreciation and amortization expenses from fair value step-ups associated with the Dynamit Nobel acquisition.

        Performance Additives.    Operating income increased $29.2 million primarily due to the increase in net sales of Timber Treatment Chemicals due to a greater mix of ACQ products, partially offset by higher raw material costs as discussed above.

        Specialty Compounds.    Operating income increased $3.9 million primarily due to the increase in net sales partially offset by higher PVC raw material costs as discussed above.

        Electronics.    Operating income decreased $1.5 million. Excluding currency changes and acquisitions, operating income increased $0.5 million primarily due to the net increase in sales from higher sales volume offset by certain pricing pressures in 2004 and the $4.5 million of fire insurance proceeds in 2003 as discussed above.

        Corporate.    Operating loss at Corporate increased $7.6 million primarily due to higher bonus accruals and higher central costs to operate the significantly larger business due to the Dynamit Nobel acquisition. Also, $2.5 million of non-recurring charges were incurred at Corporate including costs related to the integration of the Dynamit Nobel acquisition and initial costs related to Sarbanes-Oxley compliance.

  Other income (expenses)

        Interest expense, net.    During the nine months ended September 30, 2004 and 2003, interest expense, net, included a gain of $6.8 million and a loss of $2.7 million, respectively, representing the movement in the mark-to-market valuation of our interest rate and cross currency hedging instruments as well as $4.5 million and $5.2 million, respectively, of amortization expense related to deferred financing costs. This amortization decreased in 2004 due to the effect of the July 2003 debt refinancing, and the acquisition financings (see "—Liquidity and Capital Resources—Liquidity"), which substantially reduced our deferred financing cost balance. Currency changes increased interest expense, net by $1.4 million. The remaining increase of $27.4 million was primarily due to higher debt levels from the Dynamit Nobel acquisition and the interest related to the senior discount notes that were issued in July 2003.

        Foreign exchange gain (loss).    During the nine months ended September 30, 2004, the foreign exchange gains reflected the non-cash currency impact on our euro-denominated debt of the strengthening of the pound against the euro and also included a $10.9 million mark-to-market realized loss on certain foreign currency call options (see "—Liquidity and Capital Resources—Liquidity—Foreign currency related transactions"). During the nine months ended September 30, 2003, the foreign exchange losses reflected the non-cash currency impact on our euro-denominated debt of the strengthening of the euro against the U.S. dollar.

        Other, net.    Represents stamp duty tax paid during the nine months ended September 30, 2004 in connection with the KKR acquisition.

  Provision for income taxes

        The effective income tax rate for the nine months ended September 30, 2004 was (3.4)%. The current year effective tax rate was negatively impacted by 7.9% due to the expected inability to realize tax benefits on losses incurred in the U.K. and by 5.0% due to the expected inability to realize tax benefits on losses incurred in certain states. Certain costs incurred in connection with the Dynamit Nobel acquisition are not deductible for tax purposes causing a negative impact on the effective tax rate of 11.1% in the nine months ended September 30, 2004. The effect of foreign tax rate differentials was 2.2% in the nine months ended September 30, 2004.

  Net loss

        Net loss for the first nine months of 2004 was $46.2 million as compared to a net loss of $56.8 million for the first nine months of 2003 for the reasons discussed above.

  Adjusted EBITDA

        Performance Additives.    Adjusted EBITDA for our Performance Additives segment increased from $81.9 million to $114.2 million, or 39.4%, primarily due to the increase in sales of Timber Treatment Chemicals due to a greater mix of ACQ products, partially offset by higher raw material costs specifically in the third quarter of 2004. Adjusted EBITDA as a percentage of net sales was higher in the first nine months of 2004 than in the first nine months of 2003.

        Specialty Compounds.    Adjusted EBITDA for our Specialty Compounds segment increased from $18.7 million to $22.3 million or 19.3% primarily due to the increase in sales volume partially offset by higher PVC raw material costs as discussed above. Adjusted EBITDA as a percentage of net sales was higher in the first nine months of 2004 than in the first nine months of 2003.

        Electronics.    Adjusted EBITDA for our Electronics segment increased from $17.9 million to $21.6 million or 20.7% primarily due to the increase in net sales with higher sales volume offset by certain pricing pressures as discussed above. Adjusted EBITDA as a percentage of net sales was higher in the first nine months of 2004 than in the first nine months of 2003.

        Corporate.    Adjusted EBITDA loss at Corporate increased from $10.5 million to $17.5 million primarily due to higher professional fees and other costs related to the Dynamit Nobel acquisition.

  Year ended December 31, 2003 compared to year ended December 31, 2002

  Overview

        Our net sales were flat in 2003 on a consolidated basis, after excluding the impact of acquisitions and currency exchange rate changes, decreasing $0.9 million, or (0.1%). Performance Additives sales were up $7.6 million, or 1.7%, excluding acquisitions and currency changes, due to a greater mix of ACQ products versus CCA products within the Timber Treatment Chemicals business, offset by the generally difficult global economic and political conditions in 2003 and the unusually severe weather, particularly impacting our Color Pigments and Services volume. Net sales in our Specialty Compounds segment were up slightly in 2003, increasing $1.8 million, or 1.1%, excluding acquisitions and currency changes, due to higher wire and cable product pricing. Net sales in our Electronics segment decreased $10.3 million, or 7.0%, excluding acquisitions and currency changes, due to the continued slowdown in the semiconductor and printed circuit board industries experienced in 2003.

        We had a $4.9 million, or 9.2%, increase in operating income in 2003. However, we had an $8.4 million, or 5.6%, decrease in Adjusted EBITDA excluding acquisitions and currency changes. Operating income and Adjusted EBITDA for our Performance Additives segment were flat in 2003. Operating income decreased $0.7 million, or 0.9%, while Adjusted EBITDA increased $0.5 million, or 0.6%. The impact of the small sales increase was offset by generally higher energy, depreciation, and insurance costs as well as higher marketing costs related to the ACQ conversion and higher rent expense at our Water Treatment Chemicals business due to a sale/leaseback transaction. Operating income and Adjusted EBITDA for our Specialty Compounds segment decreased $2.8 million, or 14.6%, and $3.1 million, or 11.9%, respectively, as higher PVC and insurance costs offset the impact of the small sales increase. Operating income for our Electronics segment increased $4.7 million as lower goodwill impairment charges offset the impact of the sales decrease. Adjusted EBITDA for our Electronics segment decreased $9.7 million due to the impact of the sales decrease and higher insurance costs. Corporate operating expense decreased $3.7 million, or 20.7%, due to lower bonus payments and lower discretionary spending. Corporate Adjusted EBITDA loss decreased $3.9 million, or 25.3%, for the same reason.

  Net sales

        Net sales for the year ended December 31, 2003 increased as compared to the year ended December 31, 2002, principally due to currency changes and acquisitions, primarily Southern Color, within our Color Pigments and Services business in the Performance Additives segment. Included in this increase were 2003 sales aggregating $18.0 million. Included in 2002 net sales were sales aggregating $8.3 million from our pool and spa accessories business line within our Water Treatment Chemicals business in the Performance Additives segment which was divested in October 2002, and G.D. Holmes, a division of our Clay-based Additives business in the Performance Additives segment which was shut down in late 2002. The remaining decrease in net sales of $0.9 million represented an increase in our Performance Additives segment of $7.6 million, an increase in our Specialty Compounds segment of $1.8 million, and a decrease in our Electronics segment of $10.3 million.

        Performance Additives.    Net sales for our Performance Additives segment increased due primarily to currency changes and acquisitions (primarily Southern Color) offset by 2002 net sales from our divested pool and spa accessories business line and discontinued G.D. Holmes division. The remaining increase in net sales of $7.6 million was primarily due to a greater mix of ACQ products versus CCA products within the Timber Treatment Chemicals business line, offset in part by the generally difficult global economic and political conditions and the unusually severe weather, particularly impacting our Color Pigments and Services volume in 2003 as well as Timber Treatment Chemicals and Water Treatment Chemicals businesses, during certain portions of 2003.

        Specialty Compounds.    Net sales for our Specialty Compounds segment increased primarily due to currency changes with the remaining increase in net sales of $1.8 million primarily due to more favorable pricing of certain products in our wire and cable compounds business.

        Electronics.    Net sales for our Electronics segment decreased primarily due to the continued slowdown in the semiconductor and printed circuit board industries and the resulting pricing pressure and volume declines experienced particularly in our Wafer Reclaim business. Pricing pressure was also experienced in our Photomasks business. These declines were offset in part by currency changes. Conditions in certain of our Electronics businesses improved near the end of 2003 due to improvement in general market conditions in the industries served.

  Gross profit

        Gross profit was 27.1% of 2003 net sales, as compared to 28.6% of 2002 net sales. Gross profit decreased $1.5 million in 2003 despite an increase of $5.3 million due to currency changes. Also, gross profit included in 2003 $4.9 million in the aggregate from acquisitions, primarily Southern Color, while gross profit in 2002 included $1.2 million in the aggregate from the divested businesses discussed above. In Performance Additives, we benefited from currency changes and our 2003 acquisitions offset by our divestitures mentioned above, and the greater mix of ACQ products in our Timber Treatment Chemicals business line largely offset by generally higher energy costs experienced in 2003, the impact of lower Titanium Dioxide Pigments volume and higher depreciation expenses. In Specialty Compounds, higher PVC raw material costs offset the improvement due to product sales mix discussed above and favorable currency impact. In Electronics, apart from the currency impact, we experienced the net sales decrease discussed above and higher depreciation expense.

  Selling, general and administrative expenses

        SG&A increased primarily due to currency changes but was essentially flat as a percentage of net sales. Included in 2003 SG&A was $2.3 million, primarily related to Southern Color, and 2002 SG&A included $0.6 million from our divested pool and spa accessories business line and discontinued G.D. Holmes division. Also included in SG&A in 2003 and 2002 was $0.8 million and $0.5 million, respectively, of net reductions in SG&A expense due to certain non-cash and non-recurring charges/credits. The non-cash and non-recurring charges related to the amortization of sign-on compensation arrangements for key executives in both periods, non-consummated acquisition efforts in 2003 and insurance recoveries on proceeds of $4.5 million and $2.2 million in 2003 and 2002, respectively, from fire damage to one of our plants in 2001. The remaining decrease in SG&A resulted from lower bonus expense and discretionary spending offset in part by higher general insurance costs, higher marketing costs related to the ACQ conversion in our Timber Treatment Chemicals business and higher rent expense at our Water Treatment Chemicals business due to a sale leaseback transaction consummated at the end of the second quarter of 2002.

  Impairment charges

        As part of our annual goodwill impairment testing in late 2003 and 2002, we determined there were goodwill impairments of $19.3 million and $50.0 million, respectively, in certain business lines within our Electronics segment. These impairments resulted from a significant decrease in earnings and operating cash flows during the year of the applicable charge and estimated prospective earnings and operating cash flows based on projections prepared late in the same year. The decline in profitability and cash flows was due to global economic conditions common to significant competitors, including significant pricing pressure in part based on current industry overcapacity and eroding competitive position. We also reviewed these business lines for impairment of property, plant and equipment. As a result, we recorded an impairment charge of $15.7 million in 2003 to our property, plant and equipment.

  Restructuring charges, net

        We recorded $1.8 million of restructuring charges for miscellaneous restructuring actions covering all of the three reporting segments in 2003. In 2002, we recorded $1.2 million of restructuring expense for adjustments to restructuring reserves from the end of 2001, primarily pension-related.

  Operating income

        Operating income increased primarily due to a $15.0 million reduction in asset impairment charges as well as currency changes. Included in 2003 operating income was $2.6 million of operating income, primarily related to Southern Color, offset by 2002 operating income aggregating $0.6 million from our divested pool and spa accessories business line and discontinued G.D. Holmes division. Also included in 2003 and 2002 operating income was $0.9 million and $0.5 million, respectively of net SG&A reductions due to certain non-cash and non-recurring charges/credits discussed above over 2002. Also included in 2003 operating income was $0.7 million of additional restructuring charges over 2002. The remaining operating income decrease of $9.9 million was comprised of decreases of $1.0 million in our Performance Additives segment, $2.4 million in our Specialty Compounds segment, $10.4 million in our Electronics segment, offset in part by a $3.9 million decrease in corporate costs.

        Performance Additives.    Operating income for our Performance Additives segment increased primarily due to currency changes, the operating income from the 2003 acquisitions net of operating income from 2002 divestitures and $0.5 million of lower restructuring charges. The remaining decrease of $1.0 million was due to higher general insurance costs, higher marketing costs related to the ACQ conversion in our Timber Treatment Chemicals business, higher depreciation expense and higher rent expense at our Water Treatment Chemicals business due to the sale leaseback transaction, offset in part by higher gross profit discussed above and lower bonus expense.

        Specialty Compounds.    Operating income for our Specialty Compounds segment, excluding currency changes and restructuring discussed above, decreased $2.4 million primarily due to lower gross profit discussed above and higher general insurance costs.

        Electronics.    Operating loss for our Electronics segment declined $10.1 million during 2003, excluding currency changes and the non-recurring charges discussed above, primarily due to the gross profit decrease discussed above along with higher general insurance costs.

        Corporate.    Corporate operating expense decreased due to lower bonus expense and discretionary spending.

  Other income (expenses)

        Interest expense, net.    For the years ended December 31, 2003 and 2002, interest expense, net, included $6.0 million and $11.6 million, respectively, representing the movement in the mark-to-market valuation of our interest rate and cross currency hedging instruments as well as $6.1 million and $8.0 million, respectively, of amortization expense related to deferred financing costs. This amortization decreased in 2003 due to the effect of the July 2003 debt refinancing, which substantially reduced our deferred financing cost balance. Currency changes increased interest expense, net by $2.0 million. The remaining increase of $9.6 million was primarily due to the scheduled increase in the interest rate on our old senior subordinated loan prior to the July 2003 debt refinancing and the interest related to the senior discount notes that were issued in July 2003.

        Loss on receivables sold.    During 2002, we entered into certain receivables sales agreements for which losses of $1.3 million were recorded in accordance with SFAS No. 140 "Accounting for

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." We did not enter into any such transactions in 2003.

        Foreign exchange loss.    In both 2002 and 2003 foreign exchange losses reflected the non-cash currency translation impact on our euro-denominated debt of the strengthening of the euro against the U.S. dollar.

  Provision for income taxes

        An income tax benefit of $16.3 million on a loss before taxes of $108.0 million in 2003 resulted in an effective income tax rate of 15.1%. This compared to an income tax benefit of $12.5 million on a loss before taxes of $80.7 million in 2002 resulted in an effective income tax rate of 15.5%. The difference between the effective income tax rate and the statutory rate primarily related to the non-deductibility of the impairment charges in both years. The effective tax rate was also impacted in both years by foreign tax rate differentials, the inclusion of state taxes, and our expected inability to utilize certain tax loss carryforwards, particularly our tax loss carryforwards in 2003 in the United Kingdom.

  Net loss

        A net loss of $91.7 million was incurred in the year ended December 31, 2003 as compared to a net loss of $68.2 million incurred in the year ended December 31, 2002 due to the reasons discussed above.

  Adjusted EBITDA

        Performance Additives.    Adjusted EBITDA for our Performance Additives segment increased primarily due to currency changes. Included in 2003 Adjusted EBITDA was $3.1 million primarily from Southern Color as well as the other small acquisitions. Included in 2002 Adjusted EBITDA was $0.9 million from our pool and spa accessories business line, which we sold during 2002, and G.D. Holmes division, which was discontinued in 2002. Adjusted EBITDA as a percentage of Performance Additives net sales was lower in 2003 than 2002.

        Specialty Compounds.    Adjusted EBITDA for our Specialty Compounds segment decreased primarily due to the lower gross profit discussed above and higher general insurance costs, offset in part by currency exchange rate changes. Adjusted EBITDA as a percentage of Specialty Compounds net sales was lower in 2003 than 2002.

        Electronics.    Adjusted EBITDA for our Electronics segment decreased primarily due to the gross profit decrease discussed above along with higher general insurance costs, offset in part by currency exchange rate changes. Adjusted EBITDA as a percentage of Electronics net sales was lower in 2003 than 2002.

        Corporate.    Adjusted EBITDA loss at Corporate decreased primarily due to reductions in bonuses and discretionary spending including certain professional fees.

  Year ended December 31, 2002 compared to year ended December 31, 2001

  Overview

        Our net sales increased by $10.4 million, or 1.4%, in 2002, excluding acquisitions and currency changes. Net sales in our Performance Additives segment increased $22.2 million, or 5.3%, due to strong sales mix in our Timber Treatment Chemicals business stemming from the initial conversion from CCA to ACQ products; our Color Pigments and Services business due to the strong U.S. construction market; and our Water Treatment Chemicals business. The loss of a large customer in our Laponite business and the decline of the carbonless paper market within the Clay-based Additives business partially offset these improvements. Net sales in our Specialty Compounds segment decreased $4.6 million, or 2.7%, primarily due to the impact of the downturn in the telecommunications industry and its effect on our wire and cable business. Net sales in our Electronics segment decreased $7.2 million, or 4.7%, primarily due to the continued downturn in the semiconductor industry and the printed circuit board industry.

        We had a $12.7 million, or 32.2%, increase in operating income and a $7.8 million, or 5.5%, increase in Adjusted EBITDA in 2002, excluding acquisitions and currency changes. Operating income for our Performance Additives segment increased $46.1 million, or 133.2%, while Adjusted EBITDA increased $16.8 million, or 19.1%. The sales increase and lower iron oxide raw material costs helped enhance operating income and Adjusted EBITDA. Operating income improved incrementally due to non-recurring charges and no goodwill amortization compared to 2001. Operating income and Adjusted EBITDA for our Specialty Compounds segment increased $7.3 million, or 62.4%, and $2.0 million, or 8.4%, respectively, as cost reduction actions and lower PVC raw material costs served to offset the sales decrease. Operating income also increased due to the cessation of goodwill amortization. Operating income for our Electronics segment decreased $40.5 million primarily due to a goodwill impairment charge. Adjusted EBITDA decreased $6.5 million, or 16.5%, primarily due to the sales decline. Corporate operating expense increased $0.2 million while corporate Adjusted EBITDA loss increased $4.5 million due to higher corporate employment costs from fully staffing our corporate headquarters.

  Net sales

        Net sales increased in 2002 from 2001, in part due to currency changes. The remaining increase in net sales of $8.9 million, or 1.2%, was comprised of an increase in our Performance Additives segment of $20.7 million, or 4.9%, a decrease in our Specialty Compounds segment of $4.6 million, or 2.7%, and a decrease in our Electronics segment of $7.2 million, or 4.7%.

        Performance Additives.    Net sales for our Performance Additives segment increased in 2002 as compared to 2001. In addition to currency changes, segment sales grew due to:

  •
  strong sales in the Timber Treatment Chemicals business due to the initial domestic conversion from CCA products to ACQ products;

  •
  solid sales in our Color Pigments and Services business, capitalizing on the strong U.S. construction market; and

  •
  good performance in our Water Treatment Chemicals business due to increased sales of branded products and a large private label contract as well as the unusually warm weather experienced in the summer of 2002; partially offset by

  •
  the loss of a large customer in our Laponite business and the decline of the carbonless paper market within the Clay-based Additives business.

        Specialty Compounds.    Net sales for our Specialty Compounds segment decreased in 2001 despite favorable currency changes. The remaining decrease in net sales of $4.6 million, or 2.7%, was primarily due to the impact of the downturn in the telecommunications industry and its effect on our wire and cable compounds sales.

        Electronics.    Net sales for our Electronics segment decreased in 2002 as compared to 2001 despite favorable currency changes. The remaining decrease in net sales of $7.2 million, or 4.7%, was primarily due to the continued downturn in the semiconductor industry and the resulting downward pricing pressure, particularly in our Wafer Reclaim and Photomasks businesses as well as the slowdown in the printed circuit board industry and its effect on domestic printed circuit board chemicals.

  Gross profit

        Gross profit increased $21.3 million to $217.4 million for 2002, or 28.6% of net sales, from $196.1 million for 2001, or 26.4% of net sales. Currency changes favorably impacted gross profit by $1.9 million. In Performance Additives, we benefited primarily from the gross margin impact of the sales changes discussed above and the cost reduction impact from the hourly headcount reduction and plant consolidation restructuring actions from the end of 2001, along with lower iron oxide raw material costs in 2002 in the Color Pigments and Services business and favorable currency changes, offset in part by higher depreciation expenses in 2002. In Specialty Compounds, we generally benefited from the cost reduction impact from the hourly headcount reduction actions, lower PVC resin raw material prices and currency changes offset in part by the gross margin impact of the sales charges discussed above and by higher 2002 depreciation expenses. In Electronics, we were adversely impacted primarily by the gross margin impact of the sales changes discussed above as well as higher depreciation expenses in 2002.

  Selling, general and administrative expenses

        SG&A decreased $34.6 million to $112.9 million for 2002 from $147.5 million for 2001. Included in SG&A in 2001 was $34.0 million of goodwill amortization expense. Excluding such amortization expense (due to our adoption of SFAS 142 in 2001 there was no comparable expense in 2002), SG&A was 14.9% of net sales for 2002 compared to 15.3% of net sales for 2001. SG&A was also impacted by:

  •
  $3.7 million in 2001 professional fees related to a cancelled financing and a non-consummated acquisition;

  •
  fire related insurance costs of $1.3 million ($0.4 million in Specialty Compounds and $0.9 million in Electronics) in 2001; and

  •
  a $2.3 million gain from fire insurance proceeds in 2002 in Electronics.

        The remaining increase in SG&A of $6.3 million was due to higher general insurance costs, higher corporate employment costs as our corporate office was fully staffed in 2002 as compared to partially staffed in 2001 and higher rent expense in the Water Treatment Chemicals business due to the sale-leaseback transaction in 2002. These increases were partially offset by the impact from the salary headcount reduction program enacted at the end of 2001.

  Impairment charges

        As part of our annual impairment testing in late 2002, we determined that there was a goodwill impairment of $50.0 million in a business line of our Electronics segment. This impairment resulted from a significant decline in earnings and operating cash flows during 2002 and estimated prospective earnings and operating cash flows based on projections performed in late 2002. The decline in profitability and cash flows was due to global economic conditions common to significant competitors, as well as the erosion of this business line's relative competitive position due to continued industry concentration and pricing pressure.

  Restructuring charge, net

        Throughout 2001, we undertook certain severance restructuring actions within our worldwide salary and hourly workforce in an effort to reduce employee costs and headcounts. As a result, 70 individuals were terminated in 2001 and $2.4 million of severance costs were recorded. On December 21, 2001, we announced a broad-based involuntary reduction in our salary and hourly worldwide workforce of approximately 10%. We established a severance plan providing severance pay and medical coverage benefits for those employees affected. We recorded a restructuring charge of $6.6 million for the year ended December 31, 2001 related to this program, including severance costs for 150 employees. The $9.2 million of restructuring expense shown in Rockwood's consolidated statement of operations for 2001 (excluding the $0.5 million reflected in cost of products sold) included the $2.4 million of severance charges and the $6.6 million of severance costs from the 10% headcount reduction program discussed above along with $0.2 million of write-downs. Of this charge, $6.7 million was recorded in the Performance Additives segment, $0.2 million in the Specialty Compounds segment, $0.6 million in our Electronics segment and $1.7 million at Corporate. A further net charge of $1.2 million was recorded in 2002 to reflect the difference between estimated and actual costs, primarily $1.4 million related to the true-up of incremental pension obligations related to this restructuring program in our Performance Additives segment.

  Operating income

        Operating income increased $13.9 million to $53.3 million for 2002, or 7.0% of net sales, from $39.4 million for 2001, or 5.3% of net sales. Currency changes favorably impacted operating income by $0.5 million. The remaining increase in operating income of $13.4 million consisted of operating income in our Performance Additives segment increasing $46.8 million, operating income in our Specialty Compounds segment increasing $7.3 million, operating income in our Electronics segment decreasing $40.5 million and operating expense at Corporate increasing $0.2 million.

        Performance Additives.    Operating income for our Performance Additives segment increased $47.1 million to $81.7 million for 2002, or 18.4% of net sales, from $34.6 million in 2001, or 8.3% of net sales. Included in operating income for 2001 was goodwill amortization expense of $15.6 million. Operating income for 2001 also included a $8.4 million charge to cost of products sold resulting from the fair value write-up to reflect Laporte's manufacturing profit in inventory in connection with the KKR acquisition. The remaining increase in operating income was due to the gross margin impact of the net sales increase discussed above, the cost reduction impact from the salary and hourly headcount reduction and plant consolidation restructuring actions from the end of 2001, and lower iron oxide raw material costs in the Color Pigments and Services business line, offset in part by higher insurance costs and depreciation expenses in 2002.

        Specialty Compounds.    Operating income for our Specialty Compounds segment increased $7.5 million to $19.2 million for 2002, or 11.4% of net sales, from $11.7 million for 2001, or 6.8% of net sales. Included in operating income for 2001 was goodwill amortization expense of $5.0 million. The remaining increase was due to the cost reduction impact from the salary and hourly headcount reduction and plant consolidation restructuring actions from the end of 2001 along with lower PVC resin raw material prices, offset in part by the impact of the slowdown in the telecommunications industry on our wire and cable compound sales.

        Electronics.    We had an operating loss of $29.7 million in our Electronics segment for 2002, or (20.1)% of net sales, compared to operating income of $10.7 million for 2001, or 7.0% of net sales. Included in operating income for 2001 was goodwill amortization expense of $13.5 million. The remaining decrease of $53.8 million was due to the $50.0 million goodwill impairment discussed above, the gross margin impact of the 2002 net sales decrease, and higher 2002 depreciation expenses offset slightly by the cost reduction impact from the salary and hourly headcount reduction and plant consolidation restructuring actions from the end of 2001.

        Corporate.    The operating expense at Corporate increased slightly in 2002 over 2001. This represented higher corporate employment costs as our corporate headquarters were fully staffed in 2002 as compared to partially staffed in 2001 offset by professional fees totaling $3.7 million in 2001 related to a cancelled financing and non-consummated acquisition.

  Other income (expenses)

        Interest expense, net.    Interest expense, net, decreased $1.1 million to $108.1 million for 2002 compared to $107.0 million for 2001. For 2002 and 2001, interest expense, net, included an amount of $11.6 million and $7.9 million, respectively, representing the movement in the mark-to-market valuation of our interest rate hedging instruments as well as $8.0 million and $7.3 million, respectively, of amortization expense related to deferred financing costs. Currency changes increased interest expense, net by $1.4 million in 2002. The remaining decrease of $4.7 million was primarily due to lower interest rates and lower revolver borrowings.

        Loss on receivables sold.    During 2002 and 2001, we entered into certain receivables sales agreements for which losses of $1.3 million and $1.2 million, respectively, were recorded related to these transactions in accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

        Foreign exchange (loss) gain.    We had a foreign exchange loss of $24.6 million for 2002 as compared to a foreign exchange gain of $9.6 million for 2001. These amounts reflected the non-cash currency translation impact on our euro-denominated debt of the strengthening of the euro against the U.S. dollar during 2002 as compared to the weakening of the euro against the U.S. dollar during 2001.

  Provision for income taxes

        An income tax benefit of $12.5 million on a loss before taxes of $80.7 million in 2002 resulted in an effective income tax rate of 15.5%. This compares to an income tax provision of $4.8 million on a loss before taxes of $59.2 million in 2001, resulting in an effective income tax rate of (8.1)%. The difference between the effective income tax rate and the statutory rate primarily related to the non-deductibility of the goodwill write-off in 2002 and the goodwill amortization in 2001. The effective tax rate was also impacted in both years by foreign tax rate differentials and the inclusion of state taxes.

  Net loss

        A net loss of $68.2 million was incurred in 2002 versus a net loss of $54.4 million incurred in 2001 due to the reasons discussed above.

  Adjusted EBITDA

        Performance Additives.    Adjusted EBITDA for our Performance Additives segment increased $18.3 million to $106.4 million for 2002 from $88.1 million for 2001. Of the increase to Adjusted EBITDA, $17.4 million was primarily due to the gross margin impact of the net sales increase discussed above, the fair value inventory write-up discussed above, the cost reduction impact from the salary and hourly headcount reduction and plant consolidation restructuring actions from the end of 2001, lower iron oxide raw material costs in the Color Pigments and Services business line and currency changes, partially offset by higher insurance costs. Adjusted EBITDA as a percentage of Performance Additives net sales was lower in 2002 than 2001.

        Specialty Compounds.    Adjusted EBITDA for our Specialty Compounds segment increased $2.2 million to $26.0 million for 2002 from $23.8 million for 2001. The increase was primarily due to the cost reduction impact from the salary and hourly headcount reduction and plant consolidation restructuring actions from the end of 2001 along with lower PVC resin raw material prices, offset in part by the impact of the slowdown in the telecommunications industry on our wire and cable sales. Adjusted EBITDA as a percentage of Specialty Compounds net sales was lower in 2002 than 2001.

        Electronics.    We had Adjusted EBITDA of $33.4 million in our Electronics segment for 2002 compared to $39.4 million for 2001. The decrease of $6.0 million was primarily due to the gross margin impact of the net sales decrease offset slightly by currency changes, the cost reduction impact from the salary and hourly headcount reduction and plant consolidation restructuring actions from the end of 2001. Adjusted EBITDA as a percentage of Electronics net sales was lower in 2002 than 2001.

        Corporate.    Adjusted EBITDA loss at Corporate increased $4.5 million to $15.4 million for the year ended December 31, 2002 compared to $10.9 million for the year ended December 31, 2001 due to higher corporate employment costs as our corporate headquarters were fully staffed in 2002 versus partially staffed in 2001.

  Reconciliation of Net Loss to Adjusted EBITDA

        Because we view Adjusted EBITDA on both a consolidated basis and segment basis as an operating performance measure, we use net income (loss) as the most comparable U.S. GAAP measure. The following table, which sets forth the applicable components of Adjusted EBITDA, presents a reconciliation of net income (loss) to Adjusted EBITDA:

($ in millions)	Performance Additives	Specialty Compounds	Electronics	Specialty Chemicals	Titanium Dioxide Pigments	Advanced Ceramics	Custom Synthesis	Corporate and Eliminations	Consolidated
Nine months ended September 30, 2004
Net income (loss)	$45.3	$12.9	$2.2	$(1.8)	$6.0	$(4.6)	$(3.7)	$(102.5)	$(46.2)
Income tax provision (benefit)	25.8	5.6	0.8	(0.1)	(0.8)	(1.1)	(0.9)	(30.9)	(1.6)
Interest, net	21.4	(0.3)	4.1	2.7	1.1	0.8	2.0	68.2	100.0
Depreciation and amortization	21.8	4.1	15.5	6.3	3.5	3.8	4.2	1.2	60.4
Restructuring and related charges	0.2	—	—	(0.1)	—	—	—	—	0.1
Systems/organization establishment expenses	—	—	—	—	—	—	—	2.5	2.5
Cancelled acquisition and disposal costs	—	—	—	—	—	—	—	0.1	0.1
Write-off of deferred debt issuance costs	—	—	—	—	—	—	—	2.8	2.8
Stamp duty tax	—	—	—	—	—	—	—	4.0	4.0
Inventory write-up reversal	0.5	—	—	12.7	4.3	14.4	2.8	—	34.7
Loss from disposed businesses	—	—	—	—	—	—	0.8	—	0.8
Foreign exchange loss (gain)	(0.8)	—	(1.0)	—	—	—	—	37.1	35.3
Other	—	—	—	1.4	—	—	—	—	1.4

Total Adjusted EBITDA	$114.2	$22.3	$21.6	$21.1	$14.1	$13.3	$5.2	$(17.5)	$194.3

($ in millions)	Performance Additives	Specialty Compounds	Electronics	Corporate and Eliminations	Consolidated
Nine months ended September 30, 2003
Net income (loss)	$17.3	$10.2	$2.1	$(86.4)	$(56.8)
Income tax provision (benefit)	11.8	4.4	0.9	(26.9)	(9.8)
Interest, net	22.7	(0.2)	4.9	53.9	81.3
Depreciation and amortization	19.4	3.8	12.8	1.6	37.6
Restructuring and related charges	0.4	0.5	0.4	—	1.3
Systems/organzation establishment expenses	—	—	—	1.1	1.1
Cancelled acquistion and disposal costs	—	—	1.5	0.2	1.7
Write-off of deferred debt issuance costs	—	—	—	36.9	36.9
Business interruption and insurance recovery	—	—	(4.5)	—	(4.5)
Inventory write-up reversal	0.1	—	—	—	0.1
Foreign exchange loss (gain)	(0.2)	—	(0.2)	19.5	19.1
Intercompany dividend	10.4	—	—	(10.4)	—

Total Adjusted EBITDA	$81.9	$18.7	$17.9	$(10.5)	$108.0

($ in millions)	Performance Additives	Specialty Compounds	Electronics	Corporate and Eliminations	Consolidated
Year Ended December 31, 2003
Net income (loss)	$44.0	$17.0	$(26.2)	$(126.5)	$(91.7)
Income tax (benefit) provision	10.0	(0.3)	(5.3)	(20.7)	(16.3)
Interest expense, net	30.0	(0.5)	6.7	76.1	112.3
Depreciation and amortization	27.4	7.2	17.1	0.7	52.4
Impairment charges	—	—	35.0	—	35.0
Restructuring and related charges	0.8	0.6	0.4	—	1.8
Systems/organization establishment expenses	—	—	—	1.6	1.6
Acquisition and disposal costs	0.1	—	1.5	0.3	1.9
Business interruption costs and insurance recovery	—	—	(4.5)	—	(4.5)
Inventory write-up reversal	0.2	—	—	—	0.2
Refinancing expenses	—	—	—	38.3	38.3
Foreign exchange loss (gain)	—	(0.1)	0.1	18.5	18.5

Total Adjusted EBITDA	$112.5	$23.9	$24.8	$(11.7)	$149.5

Year Ended December 31, 2002
Net income (loss)	$41.2	$22.3	$(36.3)	$(95.4)	$(68.2)
Income tax (benefit) provision	14.1	(2.5)	(0.5)	(23.6)	(12.5)
Interest expense, net	25.9	(0.8)	7.1	75.9	108.1
Depreciation and amortization	23.5	6.7	15.3	0.8	46.3
Impairment charges	—	—	50.0	—	50.0
Restructuring and related charges	1.2	—	—	—	1.2
Systems/organization establishment expenses	—	—	—	1.6	1.6
Acquisition and disposal costs	—	—	—	0.2	0.2
Business interruption costs and insurance recovery	—	0.1	(2.3)	—	(2.2)
Foreign exchange loss (gain)	—	—	0.1	24.5	24.6
Loss on receivables sold	0.5	0.2	—	0.6	1.3

Total Adjusted EBITDA	$106.4	$26.0	$33.4	$(15.4)	$150.4

Year Ended December 31, 2001
Net income (loss)	$20.4		$10.2	$0.1	$(85.1)	$(54.4)
Income tax (benefit) provision	(1.7)		2.1	4.6	(9.8)	(4.8)
Interest expense, net	15.8		(0.6)	6.1	85.7	107.0
Depreciation and amortization	37.4		11.1	26.3	(0.1)	74.7
Restructuring and related charges	7.2	(a)	0.2	0.6	1.7	9.7
Systems/organization establishment expenses	0.4		0.1	—	2.1	2.6
Cancelled financing costs	—		—	—	2.5	2.5
Acquisition and disposal costs	—		—	—	1.3	1.3
Business interruption costs and insurance recovery	—		0.4	1.5	(0.7)	1.2
Inventory write-up reversal	8.4		0.3	0.3	—	9.0
Foreign exchange loss (gain)	—		—	(0.1)	(9.5)	(9.6)
Loss on receivables sold	0.2		—	—	1.0	1.2

Total Adjusted EBITDA	$88.1		$23.8	$39.4	$(10.9)	$140.4

(a)
Includes $0.5 reflected in costs of product sold.

Dynamit Nobel

  Separation from mg technologies ag

        Prior to the Dynamit Nobel acquisition, Dynamit Nobel was a division of mg technologies ag and historically did not prepare separate financial statements. The audited combined financial statements of Dynamit Nobel have been prepared from mg technologies ag's historical accounting records and are presented on a "carve-out" basis to include the historical operations applicable to the acquired businesses of Dynamit Nobel in accordance with U.S. GAAP. The historical financial information of Dynamit Nobel presented in this prospectus does not necessarily reflect what the results of operations would have been had Dynamit Nobel been operated as a stand-alone entity during the periods presented.

  Results of Operations

        The following table presents the major components of Dynamit Nobel's operations, including as a percentage of net sales, and Adjusted EBITDA (the reconciliation to Dynamit Nobel net income (loss) to Adjusted EBITDA is set forth below) during the periods presented.

	Year Ended September 30,		Three Months Ended December 31, 2002		Six Months Ended June 30,
($ in millions)				Year Ended December 31, 2003
	2001	2002			2003	2004
Net sales:
Specialty Chemicals	$557.7	$568.2	$134.5	$659.7	$328.9	$376.7
Titanium Dioxide Pigments	319.5	321.3	80.9	381.8	188.1	212.8
Advanced Ceramics	266.9	224.8	58.8	286.0	143.1	173.2
Custom Synthesis	302.4	307.6	62.7	268.4	139.9	122.8

Total net sales	1,446.5	1,421.9	336.9	1,595.9	800.0	885.5
Gross profit	497.0	507.2	117.6	535.9	275.1	298.5
	34.4%	35.7%	34.9%	33.6%	34.4%	33.7%
Operating expenses	(286.4)	(300.9)	(84.6)	(350.3)	(171.3)	(194.3)
	19.8%	21.2%	25.1%	21.9%	21.4%	21.9%
Operating income (loss):
Specialty Chemicals	108.0	102.7	14.6	100.7	54.3	58.2
	19.4%	18.1%	10.9%	15.3%	16.5%	15.4%
Titanium Dioxide Pigments	41.7	44.9	12.3	53.1	26.5	28.3
	13.1%	14.0%	15.2%	13.9%	14.1%	13.3%
Advanced Ceramics	42.5	31.7	6.3	34.2	18.2	28.1
	15.9%	14.1%	10.7%	12.0%	12.7%	16.2%
Custom Synthesis	40.3	37.3	7.1	16.9	14.9	1.1
	13.3%	12.1%	11.3%	6.3%	10.7%	0.9%
Corporate costs and eliminations	(21.9)	(10.3)	(7.3)	(19.3)	(10.1)	(11.5)

Total operating income	210.6	206.3	33.0	185.6	103.8	104.2
	14.6%	14.5%	9.8%	11.6%	13.0%	11.8%
Income from investments	4.9	3.8	2.2	2.9	0.8	0.5
Interest expense, net of similar income	(24.2)	(22.8)	(6.9)	(25.2)	(13.6)	(14.4)

Income before taxes and other adjustments	191.3	187.3	28.3	163.3	91.0	90.3
Income tax provision	94.1	80.4	11.8	61.7	34.2	32.1
Minority interests	—	0.8	0.1	(0.3)	(0.3)	—

Income after taxes and before earnings from discontinued operations and cumulative effects from change in accounting principle	97.2	107.7	16.6	101.3	56.5	58.2
Earnings from discontinued operations	1.3	2.6	0.2	1.4	1.4	—

Income after taxes and before cumulative effects from change in accounting principle	98.5	110.3	16.8	102.7	57.9	58.2
Cumulative effects from changes in accounting principles	—	—	—	(1.8)	—	—

Net income	$98.5	$110.3	$16.8	$100.9	$57.9	$58.2

Adjusted EBITDA:
Specialty Chemicals	$112.1	$119.9	$21.6	$133.5	$67.5	$71.3
	20.1%	21.1%	16.1%	20.2%	20.5%	18.9%
Titanium Dioxide Pigments	63.9	64.3	16.8	75.3	36.5	40.3
	20.0%	20.0%	20.8%	19.7%	19.4%	18.9%
Advanced Ceramics	62.0	50.5	10.9	65.3	31.4	38.6
	23.2%	22.5%	18.5%	22.8%	21.9%	22.3%
Custom Synthesis	40.2	52.5	13.4	54.5	28.4	16.9
	13.3%	17.1%	21.4%	20.3%	20.3%	13.8%
Corporate costs and eliminations	(19.0)	(15.2)	(5.2)	(16.5)	(9.8)	(8.8)

Total Adjusted EBITDA	$259.2	$272.0	$57.5	$312.1	$154.0	$158.3

	17.9%	19.1%	17.1%	19.6%	19.3%	17.9%

        The following tables present the changes in the major components of Dynamit Nobel's operations on a historical basis in dollars and percentages.

	Change: September 30, 2002 vs. September 30, 2001					Change: December 31, 2003 vs. September 30, 2002
($ in millions)	Total Change in $	Total Change in %	Foreign Exchange Effect(1)	Divestitures	Organic	Total Change in $	Total Change in %	Foreign Exchange Effect(1)	Divestitures	Organic
Net sales:
Specialty Chemicals	$10.5	1.9%	$11.7	$(19.7)	$18.5	$91.5	16.1%	$85.9	$—	$5.6
Titanium Dioxide Pigments	1.8	0.6%	10.2	—	(8.4)	60.5	18.8%	71.4	—	(10.9)
Advanced Ceramics	(42.1)	(15.8)%	6.0	(16.1)	(32.0)	61.2	27.2%	46.6	(6.3)	20.9
Custom Synthesis	5.2	1.7%	9.7	(40.1)	35.6	(39.2)	(12.7)%	50.2	(96.6)	7.2

Total net sales	(24.6)	(1.7)%	37.6	(75.9)	13.7	174.0	12.2%	254.1	(102.9)	22.8
Gross profit	10.2	2.1%	13.3	(18.7)	15.6	28.7	5.7%	84.7	(21.4)	(34.6)
Operating expenses	(14.5)	5.1%	(7.9)	(35.4)	28.8	(49.4)	16.4%	(56.0)	21.4	(14.8)
Operating (loss) income:
Specialty Chemicals	(5.3)	(4.9)%	2.2	(36.9)	29.4	(2.0)	(1.9)%	13.2	—	(15.2)
Titanium Dioxide Pigments	3.2	7.7%	1.4	—	1.8	8.2	18.3%	9.9	—	(1.7)
Advanced Ceramics	(10.8)	(25.4)%	1.0	(1.2)	(10.6)	2.5	7.9%	6.0	1.6	(5.1)
Custom Synthesis	(3.0)	(7.4)%	1.2	(16.0)	11.8	(20.4)	(55.0)%	3.2	(1.6)	(22.0)
Corporate costs and eliminations	11.6	(53.0)%	(0.4)	—	12.0	(9.0)	87.4%	(3.6)	—	(5.4)

Total operating (loss) income	(4.3)	(2.0)%	5.4	(54.1)	44.4	(20.7)	(10.1)%	28.7	—	(49.4)
Other income (expenses):
Income from investments	(1.1)	(22.4)%	0.1	—	(1.2)	(0.9)	(26.3)%	0.5	—	(1.5)
Interest expense, net of similar income	1.4	(5.8)%	(0.5)	—	1.9	(2.4)	10.1%	(3.3)	1.1	(0.1)
Loss before taxes	(4.0)					(24.0)
Income tax provision	13.7					18.7
Minority interests	0.8					(1.1)
Income from discontinued operations	1.3					(1.2)
Cumulative effects from changes in accounting principles	—					(1.8)

Net income (loss):
Specialty Chemicals	6.3					2.9
Titanium Dioxide Pigments	3.9					(0.7)
Advanced Ceramics	(14.2)					(5.2)
Custom Synthesis	(2.8)					(22.3)
Corporate costs and eliminations	18.6					15.9

Total	$11.8					$(9.4)

Adjusted EBITDA:
Specialty Chemicals	$7.8	7.0%	$2.4	$—	$5.4	$13.6	11.3%	$17.8	$—	$(4.2)
Titanium Dioxide Pigments	0.4	0.6%	2.0	—	(1.6)	11.0	17.1%	14.1	—	(3.1)
Advanced Ceramics	(11.5)	(18.5)%	1.6	—	(13.1)	14.8	29.3%	11.4	—	3.4
Custom Synthesis	12.3	30.6%	1.7	—	10.6	2.0	3.8%	10.2	—	(8.2)
Corporate costs and eliminations	3.8	(20.0)%	(0.5)	—	4.3	(1.3)	9.2%	(3.2)	—	1.8

Total Adjusted EBITDA	$12.8	4.9%	$7.2	$—	$5.6	$40.1	14.7%	$50.3	$—	$(10.3)

(1)
The foreign exchange effect was calculated based on the change in the euro to U.S. dollar exchange rate for the applicable period.

	Change: Six Months Ended June 30, 2004 vs. June 30, 2003
($ in millions)	Total Change in $	Total Change in %	Foreign Exchange Effect(1)	Organic
Net sales:
Specialty Chemicals	$47.8	14.5%	$26.7	$21.1
Titanium Dioxide Pigments	24.7	13.1%	21.4	3.3
Advanced Ceramics	30.1	21.0%	15.3	14.8
Custom Synthesis	(17.1)	(12.2)%	12.3	(29.4)

Total net sales	85.5	10.7%	75.7	9.8
Gross profit	23.4	8.5%	25.7	(2.3)
Operating expenses:	(23.0)	13.4%	(16.8)	(6.2)
Operating income (loss):
Specialty Chemicals	3.9	7.2%	4.3	(0.4)
Titanium Dioxide Pigments	1.8	6.8%	2.8	(1.0)
Advanced Ceramics	9.9	54.4%	2.7	7.2
Custom Synthesis	(13.8)	(92.6)%	0.1	(13.9)
Corporate costs and eliminations	(1.4)	13.9%	(1.1)	(0.3)

Total operating income (loss)	0.4	0.4%	8.8	(8.4)
Other income (expenses):
Income from investments	(0.3)	(37.5)%	0.1	(0.4)
Interest expense, net of similar income	(0.8)	5.9%	(1.1)	0.3
Loss before taxes	(0.7)
Income tax provision	2.1
Minority interests	0.3
Income from discontinued operations	(1.4)
Cumulative effects from changes in accounting principles	—

Net (loss) income:
Specialty Chemicals	(10.5)
Titanium Dioxide Pigments	1.3
Advanced Ceramics	7.8
Custom Synthesis	12.6
Corporate costs and eliminations	(10.9)

Total income	$0.3

Adjusted EBITDA:
Specialty Chemicals	$3.8	5.6%	$5.1	$(1.3)
Titanium Dioxide Pigments	3.8	10.4%	4.1	(0.3)
Advanced Ceramics	7.2	22.9%	3.7	3.5
Custom Synthesis	(11.5)	(40.5)%	1.7	(13.2)
Corporate costs and eliminations	1.0	(10.2)%	(0.9)	1.9

Total Adjusted EBITDA	$4.3	2.8%	$13.7	$(9.4)

(1)
The foreign exchange effect was calculated based on the change in the euro to U.S. dollar exchange rate for the applicable period.

  Year ended December 31, 2003 compared to year ended September 30, 2002

  Net sales

        Net sales for the year ended December 31, 2003 increased $174.0 million to $1,595.9 million from $1,421.9 million in the year ended September 30, 2002, primarily due to favorable currency changes net of divestitures. Excluding currency changes and divestitures, the remaining increase in sales of $22.8 million consisted of higher sales of $5.6 million in Specialty Chemicals, $20.9 million in Advanced Ceramics and $7.2 million in Custom Synthesis partially offset by lower sales of $10.9 million in Titanium Dioxide Pigments.

        Specialty Chemicals.    Net sales for the Specialty Chemicals segment increased $91.5 million primarily due to favorable currency exchange rate changes. Excluding currency changes, sales increased $5.6 million primarily due to increased sales volume of metal sulfides products offset by lower sales volume of lithium products in the Fine Chemicals business. Surface Treatment sales were relatively flat.

        Titanium Dioxide Pigments.    Net sales for the Titanium Dioxide Pigments segment increased $60.5 million primarily due to favorable currency changes. Excluding currency changes, net sales decreased $10.9 million due to sales declines in the Titanium Dioxide business mainly from lower anatase-based pigment volume in Asia, lower volume and lower average selling prices in rutile-based pigment products resulting from weaker market conditions and cyclical price fluctuations, and lower sales in the Functional Additives business due to weaker demand in zinc and barium products. Zinc sales were also negatively impacted by pricing pressures. These decreases were offset in part by sales volume increases in Water Chemistry products due to the addition of several new customers.

        Advanced Ceramics.    Net sales for the Advanced Ceramics segment increased $61.2 million primarily due to favorable currency changes net of divestitures. Excluding currency changes and divestitures, an increase in net sales of $20.9 million resulted, primarily due to higher sales volume in medical related products and, to a lesser extent, electronic related products.

        Custom Synthesis.    Net sales for the Custom Synthesis segment decreased $39.2 million. Excluding unfavorable currency changes and divestitures, net sales increased $7.2 million due to increased sales volume of the segment's German operation offset by the loss of a large customer as a result of industry consolidation and lower sales volume at Rohner.

  Gross profit

        Gross profit margin was 33.6% of 2003 net sales, as compared to 35.7% of 2002 net sales. Gross margin in 2003 was negatively impacted by certain non-recurring costs and restructuring costs aggregating $14.9 million. These charges included $8.1 million of losses ($5.1 million of cash charges and $3.0 million of depreciation) related to the actuator project at Advanced Ceramics for which significant start-up costs and high scrap rates were incurred in excess of selling prices. Gross margin in 2003 was also negatively impacted by $2.2 million of other non-recurring charges at Custom Synthesis primarily due to non-cash inventory and pension adjustments as well as $2.3 million of other non-recurring charges at Titanium Dioxide Pigments due to one-time problems in titanium dioxide production. Additionally, $1.8 million of restructuring costs at Rohner were incurred in 2003 due to a headcount reduction program as well as $0.5 million of restructuring costs relating to the closure of an Advanced Ceramics plant in Italy. In 2002, gross margin was negatively impacted by $1.6 million of restructuring costs at Advanced Ceramics. After these charges, gross margin as a percentage of net sales was 34.5% in 2003 as compared to 35.8% in 2002.

        The remaining decrease in gross profit margin percentage was primarily the result of lower margins in the Custom Synthesis segment due to the lower capacity utilization at the Rohner plant as well as currency effects affecting the Finorga plant which manufactures products in euros and generally sells those products in U.S. dollars. Additionally, margins were lower in Specialty Chemicals due to increased raw material costs and unfavorable product mix. The above negative margin impacts were offset in part by favorable mix in the Titanium Dioxide Pigments segment due to a greater percentage of higher margin anatase-based pigment product sales and lower titanium-bearing slag purchase prices, a key raw material used in Titanium Dioxide Pigments production.

        Gross profit increased $28.7 million in 2003 primarily due to currency changes net of divestitures. Excluding currency changes and divestitures, gross profit decreased $34.6 million due to lower gross margins from non-recurring and restructuring costs, as well as the other unfavorable items, described above.

  Operating expenses

        Operating expenses as a percentage of net sales were 21.9% in 2003 as compared to 21.2% in 2002. Operating expenses in 2003 included $19.8 million of net non-recurring costs primarily related to net closure costs/costs of discontinuing businesses/operations of $14.7 million, restructuring charges of $4.5 million and other net charges of $0.6 million. This amount consisted of $5.1 million in Advanced Ceramics related to $7.8 million of closure costs at divested businesses and $0.2 million of restructuring costs, offset by $1.7 million of gains on sales of businesses and $1.1 million of gains on land sales at closed businesses; $6.6 million in Custom Synthesis consisting of $5.6 million for environmental damage at a closed operation and $1.0 million of restructuring costs at Rohner due to a headcount reduction program; and $6.6 million in Specialty Chemicals with $3.9 million related to costs associated with divested businesses/operations, $2.3 million of other non-recurring costs and $1.0 million of restructuring costs offset by $0.6 million of gains on business sales. Operating expenses in 2003 also included $2.8 million of currency transaction gains related to inter-company financing denominated in a foreign currency at Specialty Chemicals. Operating expenses in 2002 included $21.9 million of non-recurring gains related to gains on sold or divested businesses and fixed assets net of restructuring charges and disposal costs of businesses. This amount consisted of $9.1 million of gains on disposed businesses in Custom Synthesis, $9.4 million of gains in Specialty Chemicals primarily related to fixed asset and building sales and $5.6 million of net gains in Corporate with $8.3 million of gains on disposed businesses offset by non-recurring charges of $1.9 million and $0.8 million of corporate restructuring charges. Advanced Ceramics had $1.4 million of charges related to closed businesses and $0.5 million of restructuring charges and Titanium Dioxide Pigments had $0.3 million of charges related to closed businesses. Operating expenses in 2002 also included $0.8 million from currency transaction gains.

  Operating income

        Operating income decreased $20.7 million in 2003. Excluding currency changes and divestitures, operating income decreased $49.4 million. Non-recurring costs related to restructuring charges and other non-operational items, divested businesses, caused a $53.1 million decline in operating income in 2003 as compared to 2002. The remaining increase in operating income was $3.7 million.

        Specialty Chemicals.    Operating income for the Specialty Chemicals segment decreased $2.0 million in 2003. This decrease was $15.2 million excluding currency changes and divested businesses. This decrease includes the impact of non-recurring costs related to restructuring charges, disposal costs of businesses and other non-operational items of $3.9 million in 2003 as compared to a net gain of $10.2 million in 2002.

        Titanium Dioxide Pigments.    Operating income for the Titanium Dioxide Pigments segment increased $8.2 million, but decreased $1.7 million excluding currency changes in 2003. This decrease includes the impact of non-recurring net losses related to non-recurring charges, net of gains on sale of businesses and/or property, plant and equipment equaling $1.7 million in 2003 and $0.3 million in 2002.

        Advanced Ceramics.    Operating income for the Advanced Ceramics segment increased $2.5 million in 2003. Excluding currency changes and divested operations, operating income decreased $5.1 million. This decrease includes the impact of non-recurring costs related to restructuring charges, disposition costs of businesses and other items of $13.8 million in 2003 (including $3.0 million in depreciation) as compared to $3.4 million in 2002.

        Custom Synthesis.    Operating income for the Custom Synthesis segment decreased $20.4 million, $22.0 million decrease excluding currency changes and divested operations. Non-recurring costs related to restructuring charges, disposal costs of businesses, gains on sale of businesses and/or property, plant and equipment and other non-operational items caused $19.7 million of this decrease in operating income in 2003 as compared to 2002 as such charges were $10.7 million in 2003 as compared to income from these items of $9.1 million in 2002.

        Corporate.    Corporate operating loss increased $9.0 million, with a $5.4 million increase excluding currency changes. Non-recurring items related to restructuring charges, disposal costs of businesses, gains on sale of businesses and other non-operational activities resulted in $5.6 million of gain in 2002 as compared to $1.9 million of charges in 2003.

  Income from investments

        For the years ended December 31, 2003 and September 30, 2002, income from investments decreased $0.9 million in 2003, or $1.4 million excluding currency changes.

  Interest expense, net of similar income

        For the years ended December 31, 2003 and September 30, 2002, interest expense, net of similar income, increased $2.4 million, primarily due to favorable currency changes offset by divestitures. Excluding currency changes and divested operations, interest expense, net of similar income increased $0.2 million.

  Income taxes

        Income taxes of $61.7 million on income before taxes of $163.3 million in 2003 resulted in an effective income tax rate of 37.8%. This compared to income taxes of $80.4 million on income before taxes of $187.3 million in 2002 which resulted in an effective income tax rate of 43.0%. The effective tax rate decreased in 2003 primarily due to reductions in the estimated valuation allowance needed for deferred tax assets including net operating loss carry-forwards.

  Net income

        Net income was $100.9 million in the year ended December 31, 2003 as compared to net income of $110.3 million in the year ended September 30, 2002 due to the reasons discussed above.

  Adjusted EBITDA

        Adjusted EBITDA increased $40.1 million in 2003. Excluding currency changes, Adjusted EBITDA decreased $10.3 million due to lower Adjusted EBITDA in the Specialty Chemicals, Titanium Dioxide Pigments and Custom Synthesis segments offset by higher Adjusted EBITDA at Advanced Ceramics and lower Corporate Adjusted EBITDA losses.

        Specialty Chemicals.    Adjusted EBITDA for the Specialty Chemicals segment increased $13.6 million in 2003. Excluding currency changes, Adjusted EBITDA decreased $4.2 million primarily due to increased raw material costs, unfavorable product mix and lower income from equity investments offset in part by increased sales volume in Metal Sulfides products, net of lower sales volume in Lithium products.

        Titanium Dioxide Pigments.    Adjusted EBITDA for the Titanium Dioxide Pigments segment increased $11.0 million due to currency changes. Excluding currency changes, Adjusted EBITDA decreased $3.1 million due to sales declines in the Titanium Dioxide and Functional Additives products offset in part by sales volume increases in Water Chemistry products, an increased mix of higher margin anatase-based pigment product sales and lower titanium-bearing slag purchase prices, discussed above.

        Advanced Ceramics.    Adjusted EBITDA for the Advanced Ceramics segment increased $14.8 million primarily due to currency changes of $11.4 million. Excluding currency changes, Adjusted EBITDA increased $3.4 million primarily due to higher sales volume in Medical products and Electronics.

        Custom Synthesis.    Adjusted EBITDA increased $2.0 million. Excluding currency changes, Adjusted EBITDA decreased $8.2 million due to lower capacity utilization at the Rohner plant, currency effects at Finorga, the termination of certain contracts, as well as increased raw material costs and unfavorable product mix, offset partly by increased sales volume of the German business.

        Corporate.    Adjusted EBITDA expense decreased $1.3 million. Excluding a $3.2 million decrease due to currency changes, Adjusted EBITDA expense increased $1.9 million primarily due to the impact of miscellaneous cost reductions.

  Three months ended December 31, 2002

  Net sales

        Net sales for the quarter ended December 31, 2002 was $336.9 million, which included Specialty Chemicals segment net sales of $134.5 million, Titanium Dioxide Pigments segment net sales of $80.9 million, Advanced Ceramics segment net sales of $58.8 million and Custom Synthesis segment net sales of $62.7 million.

  Gross profit

        Gross profit margin was $117.6 million or 34.9% of net sales in the quarter ended December 31, 2002. Gross margin was negatively impacted by $0.4 million due to restructuring costs at Advanced Ceramics.

  Operating expenses

        Operating expenses was $84.6 million, or 25.1%, of net sales in the quarter ended December 31, 2002. Operating expenses included $2.0 million and $0.2 million of restructuring charges at Corporate and Advanced Ceramics, respectively, offset by currency transaction gains related to inter-company financing denominated in a foreign currency at Specialty Chemicals of $1.4 million.

  Operating income

        Operating income for the quarter ended December 31, 2002 was $33.0 million, with Specialty Chemicals segment operating income of $14.6 million, Titanium Dioxide Pigments segment operating income of $12.3 million, Advanced Ceramics segment operating income of $6.3 million and Custom Synthesis segment operating income of $7.1 million. Corporate operating expense was $7.3 million.

  Income from investments

        Income from investments for the quarter ended December 31, 2002 was $2.1 million, primarily related to equity investments in Specialty Chemicals.

  Interest expense, net

        Interest expense, net, for the quarter ended December 31, 2002 was $6.9 million.

  Income taxes

        Income taxes of $11.8 million on income before taxes of $28.3 million in the quarter ended December 31, 2002 resulted in an effective income tax rate of 41.7%.

  Net income

        Net income for the quarter ended December 31, 2002 was $16.8 million.

  Adjusted EBITDA

        Adjusted EBITDA for the quarter ended December 31, 2002 was $57.5 million with Specialty Chemicals segment Adjusted EBITDA of $21.6 million, Titanium Dioxide Pigments segment Adjusted EBITDA of $16.8 million, Advanced Ceramics segment Adjusted EBITDA of $10.9 million and Custom Synthesis segment Adjusted EBITDA of $13.4 million. Corporate Adjusted EBITDA loss was $5.2 million.

  Year ended September 30, 2002 compared to year ended September 30, 2001

  Net sales

        Net sales for the year ended September 30, 2002 decreased $24.6 million to $1,421.9 million from $1,446.5 million in the year ended September 30, 2001. Excluding currency changes and divested operations, the remaining increase in sales of $13.7 million consisted of higher sales in Specialty Chemicals of $18.5 million and Custom Synthesis of $35.6 million, including a full year's impact of the Finorga acquisition, offset by lower sales in Titanium Dioxide Pigments of $8.4 million and in Advanced Ceramics of $32.0 million.

        Specialty Chemicals.    Net sales for the Specialty Chemicals segment increased $10.5 million. Excluding currency changes and divestitures, the remaining increase of $18.5 million was primarily due to higher Lithium sales within the life sciences market and higher overall Fine Chemicals product sales.

        Titanium Dioxide Pigments.    Net sales for the Titanium Dioxide Pigments segment increased $1.8 million due to currency changes. Excluding currency changes, sales decreased $8.4 million due to sales declines in titanium dioxide and Functional Additives products caused by weaker demand and pricing pressures, offset in part by sales volume increases in the Water Chemistry business.

        Advanced Ceramics.    Net sales for the Advanced Ceramics segment decreased $42.1 million. Excluding currency changes and divestitures, the remaining decrease in sales of approximately $32.0 million was due in part to the economic downturn in the electronics and telecommunications industries offset in part by higher Medical application sales due to market share growth.

        Custom Synthesis.    Net sales for the Custom Synthesis segment increased $5.2 million. Excluding favorable currency changes and divested operations, the remaining increase in sales of

$35.6 million was primarily due to sales from the Finorga operation which was acquired on March 1, 2001.

  Gross profit

        Gross profit margin was 35.7% of 2002 net sales, as compared to 34.4% of 2001 net sales. The increase in gross profit margin was due to better product mix, particularly related to the Custom Synthesis segment with the addition of a greater mix of higher margin life sciences and agro market synthesis products due to a full year of Finorga operations in 2002 versus a half year in 2001, and the divestiture of lower margin businesses at the same time, as well as better mix in lithium products at Specialty Chemicals.

        In 2002 gross profit was negatively impacted by $1.6 million due to restructuring costs at Advanced Ceramics. Notwithstanding this, gross profit increased $10.2 million in 2002 primarily due to currency changes. Excluding currency changes, gross profit decreased $3.1 million. The decrease in the gross profit was due to the divestitures net of the acquisitions discussed above.

  Operating expenses

        Operating expenses as a percentage of net sales were 21.2% in 2002 as compared to 19.8% in 2001. Operating expenses in 2002 included $21.9 million of non-recurring gains related to gains on sold or disposed businesses and fixed assets net of restructuring charges and disposal costs of businesses. This amount consisted of $9.1 million of gains on disposed businesses in Custom Synthesis, $9.4 million of gains in Specialty Chemicals, primarily related to fixed asset and building sales, and $5.6 million of net gains in Corporate with $8.3 million of gains on disposed businesses offset by non-recurring charges of $1.8 million and $0.8 million of corporate restructuring charges. Advanced Ceramics had $1.4 million of charges related to closed businesses and $0.5 million of restructuring charges and Titanium Dioxide Pigments had $0.3 million of charges related to closed businesses. Operating expenses in 2002 also included $0.8 million from currency transaction gains related to inter-company financing denominated in a foreign currency at Specialty Chemicals. Operating expenses in 2001 included $58.1 million of non-recurring gains related to gains on sold or disposed businesses of $23.3 million in Custom Synthesis and $36.9 million in Specialty Chemicals. Sales of fixed assets yielded gains of $0.7 million at Corporate. Restructuring charges were $0.3 million at Advance Ceramics, $0.4 million at Specialty Chemicals and $1.7 million at Corporate. Also, disposal costs of $0.5 million were incurred at Corporate. Operating expenses in 2001 also included $1.4 million from currency transaction gains related to inter-company financing denominated in a foreign currency at Specialty Chemicals.

  Operating income

        Operating income decreased $4.3 million in 2002. Excluding currency changes and divestitures, operating income increased $44.4 million. This increase is primarily due to non recurring net gains in 2002 and 2001 as well as items described in "Adjusted EBITDA" below.

        Specialty Chemicals.    Operating income for the Specialty Chemicals segment decreased $5.3 million. Excluding currency changes and divestitures, operating income increased $29.4 million. This increase is primarily due to non recurring net gains in 2002 and 2001 as well as items described in "Adjusted EBITDA" below.

        Titanium Dioxide Pigments.    Operating income for the Titanium Dioxide Pigments segment increased $3.2 million in 2002, $1.8 million excluding currency changes. This increase includes the impact of $0.3 million of non-recurring charges in 2002 related to divested operations.

        Advanced Ceramics.    Operating income for the Advanced Ceramics segment decreased $10.8 million in 2002. Excluding currency changes and divestitures, operating income decreased

$10.6 million, due to the impact of non-recurring costs related to restructuring charges, disposal costs of businesses and other non-operational items of $3.4 million in 2002 as compared to $0.1 million net in 2001.

        Custom Synthesis.    Operating income for the Custom Synthesis segment decreased $3.0 million in 2002, but increased $11.8 million excluding currency changes and divestitures. This increase is primarily due to non-recurring net gains in 2002 and 2001.

        Corporate.    Corporate operating loss decreased $11.6 million, with a $12.0 million decrease excluding currency changes. Non-recurring gains primarily related to business divestitures were $5.6 million in 2002 while non-recurring costs related to restructuring charges and net disposal costs of businesses were $1.4 million in 2001.

  Income from investments

        For the years ended September 30, 2002 and September 30, 2001 income from investments decreased $1.1 million primarily due to lower income from equity investments in the Specialty Chemicals and Advanced Ceramics segments.

  Interest expense, net of similar income

        For the years ended September 30, 2002 and September 30, 2001 interest expense, net of similar income, decreased $1.4 million.

  Income taxes

        Income taxes of $80.4 million on income before taxes of $187.3 million in 2002 resulted in an effective income tax rate of 42.9%. This compared to income taxes of $94.1 million on income before taxes of $191.3 million in 2001 which resulted in an effective income tax rate of 49.2%. The effective tax rate decreased in 2002 due to certain lower unfavorable permanent differences.

  Net income

        Net income of $110.3 million resulted in the year ended September 30, 2002 as compared to net income of $98.5 million in the year ended September 30, 2001 due to the reasons discussed above.

  Adjusted EBITDA

        Adjusted EBITDA increased $12.8 million in 2002. After accounting for currency effects, Adjusted EBITDA increased $5.6 million due to higher Adjusted EBITDA in the Specialty Chemicals and Custom Synthesis segments along with lower Corporate Adjusted EBITDA losses offset by lower Adjusted EBITDA at Advanced Ceramics and Titanium Dioxide Pigments.

        Specialty Chemicals.    Adjusted EBITDA for the Specialty Chemicals segment increased $7.8 million in 2002. Excluding currency changes, Adjusted EBITDA increased $5.4 million primarily due to higher Lithium sales within the Life Sciences markets and higher overall Fine Chemicals product sales along with better overall mix in Lithium products.

        Titanium Dioxide Pigments.    Adjusted EBITDA for the Titanium Dioxide Pigments segment increased $0.4 million despite $2.0 million of favorable currency changes. Excluding currency changes, Adjusted EBITDA decreased $1.6 million due to sales declines in Titanium Dioxide and Functional Additives products caused by weaker demand and pricing pressures, offset in part by sales volume increases in the Water Chemistry business.

        Advanced Ceramics.    Adjusted EBITDA for the Advanced Ceramics segment decreased $11.5 million despite favorable currency changes of $1.6 million. Excluding currency changes,

Adjusted EBITDA decreased $13.1 million primarily due to the impact of the economic downturn in the electronics and telecommunications industries offset in part by higher medical application sales due to market share growth.

        Custom Synthesis.    Adjusted EBITDA increased $12.3 million in 2002. Excluding currency changes, Adjusted EBITDA increased $10.6 million primarily due to the impact of a full year's sales from the acquisition of the Finorga, Switzerland operation, which was acquired on March 1, 2001.

        Corporate.    Adjusted EBITDA expense decreased $3.8 million. After accounting for a $0.5 million increase due to currency changes, the $4.3 million decrease to Adjusted EBITDA expense is primarily due to the impact of miscellaneous cost reductions including lower consulting fees in 2002.

        The following table, which sets forth the applicable components of Adjusted EBITDA on a segment basis, presents a reconciliation of Dynamit Nobel net income (loss) to Adjusted EBITDA for the periods presented:

($ in millions)	Specialty Chemicals	Titanium Dioxide Pigments	Advanced Ceramics	Custom Synthesis	Corporate and Eliminations	Consolidated

Six months ended June 30, 2004
Net income (loss)	$28.1	$19.9	$21.8	$(1.2)	$(10.4)	$58.2
Interest expense, net	8.3	1.8	0.9	2.9	0.5	14.4
Income tax (benefit) provision	22.0	6.8	5.4	(0.6)	(1.5)	32.1
Depreciation and amortization	14.0	11.8	10.4	15.5	0.3	52.0
Non-recurring charges	—	—	—	—	2.3	2.3
Foreign exchange gain	(1.1)	—	—	—	—	(1.1)
Restructuring and closure charges	—	—	0.1	0.3	—	0.4

Adjusted EBITDA	$71.3	$40.3	$38.6	$16.9	$(8.8)	$158.3

Six months ended June 30, 2003
Net income (loss)	$38.6	$18.7	$14.1	$(13.8)	$0.3	$57.9
Interest expense, net	8.0	1.4	0.6	2.6	1.0	13.6
Income tax (benefit) provision	12.4	6.4	3.2	26.2	(14.0)	34.2
Depreciation and amortization	13.5	10.0	8.7	13.1	0.4	45.7
Non-recurring charges	2.2	—	3.4	—	—	5.6
Earnings from discontinued operations	(3.9)	—	—	—	2.5	(1.4)
Adjustment related to divested businesses	1.3	—	(0.8)	—	—	0.5
Foreign exchange gain	(4.6)	—	—	—	—	(4.6)
Restructuring and closure charges	—	—	1.9	0.3	—	2.2
Minority interest	—	—	0.3	—	—	0.3

Adjusted EBITDA	$67.5	$36.5	$31.4	$28.4	$(9.8)	$154.0

Year ended December 31, 2003
Net income (loss)	$75.8	$41.4	$25.6	$8.2	$(50.1)	$100.9
Interest expense, net	14.8	2.1	1.0	5.1	2.2	25.2
Income tax (benefit) provision	16.1	9.9	7.3	3.5	24.9	61.7
Depreciation and amortization	26.6	20.2	20.3	27.0	0.5	94.6
Non-recurring charges	2.3	2.8	5.2	2.3	—	12.6
Earnings from discontinued operations	(3.7)	—	—	—	2.3	(1.4)
Adjustment related to divested businesses	3.4	(1.1)	(2.9)	5.6	(0.4)	4.6
Cumulative effect of change in accounting principle	—	—	—	—	1.8	1.8
Foreign exchange gain	(2.8)	—	—	—	—	(2.8)
Restructuring and closure charges	1.0	—	8.5	2.8	2.3	14.6
Minority interest	—	—	0.3	—	—	0.3

Adjusted EBITDA	$133.5	$75.3	$65.3	$54.5	$(16.5)	$312.1

Three months ended December 31, 2002
Net income (loss)	$93.6	$137.1	$110.3	$3.8	$(328.0)	$16.8
Interest expense, net	4.2	0.6	0.3	1.3	0.5	6.9
Income tax (benefit) provision	(80.5)	(125.2)	(104.2)	2.1	319.7	11.9
Depreciation and amortization	6.5	4.3	4.0	6.2	0.1	21.1
Earnings from discontinued operations	(0.8)	—	—	—	0.6	(0.2)
Foreign exchange gain	(1.4)	—	—	—	—	(1.4)
Restructuring and closure charges	—	—	0.6	—	2.0	2.6
Minority interest	—	—	(0.1)	—	—	(0.1)

Adjusted EBITDA	$21.6	$16.8	$10.9	$13.4	$(5.1)	$57.6

Year ended September 30, 2002
Net income (loss)	$72.9	$42.0	$30.8	$30.6	$(66.0)	$110.3
Interest expense, net	14.9	1.6	0.4	4.1	1.8	22.8
Income tax (benefit) provision	21.0	1.8	1.8	2.8	53.0	80.4
Depreciation and amortization	25.0	18.6	14.9	24.1	0.5	83.1
Non-recurring charges	(3.8)	—	—	—	1.9	(1.9)
Earnings from discontinued operations	(3.7)	—	—	—	1.1	(2.6)
Adjustment related to divested businesses	(6.1)	0.3	1.4	(9.1)	(8.3)	(21.8)
Foreign exchange gain	(0.8)	—	—	—	—	(0.8)
Restructuring and closure charges	0.5	—	2.0	—	0.8	3.3
Minority interest	—	—	(0.8)	—	—	(0.8)

Adjusted EBITDA	$119.9	$64.3	$50.5	$52.5	$(15.2)	$272.0

Year ended September 30, 2001
Net income (loss)	$66.6	$38.2	$45.0	$33.3	$(84.6)	$98.5
Interest expense, net	18.3	1.8	(0.5)	2.3	2.3	24.2
Income tax (benefit) provision	27.5	1.1	(0.7)	4.8	61.4	94.1
Depreciation and amortization	38.5	22.8	18.1	23.4	0.5	103.3
Non-recurring charges	—	—	—	(0.3)	—	(0.3)
Earnings from discontinued operations	(1.3)	—	—	—	—	(1.3)
Adjustment related to divested businesses	(36.5)	—	(0.2)	(23.3)	(0.3)	(60.3)
Foreign exchange gain	(1.4)	—	—	—	—	(1.4)
Restructuring and closure charges	0.4	—	0.3	—	1.7	2.4

Adjusted EBITDA	$112.1	$63.9	$62.0	$40.2	$(19.0)	$259.2

        The following table presents a reconciliation of Dynamit Nobel's net cash provided by (used in) operating activities to Adjusted EBITDA:

	Year Ended September 30,		Three Months Ended December 31, 2002		Six Months Ended June 30,
($ in millions)				Year Ended December 31, 2003
	2001	2002			2003	2004

Net cash provided by (used in) operating activities	$128.0	$142.1	$42.2	$267.0	$57.6	$(18.2)
Changes in assets and liabilities net of the effect of foreign currency translation and acquisitions	(6.6)	24.5	(9.5)	(51.1)	64.6	151.2
Cash interest expense, net	24.2	22.8	6.9	25.2	13.6	14.4
Current portion of income tax (benefit) provision	86.5	80.2	(1.5)	53.5	19.9	18.0
Non-recurring charges	(0.3)	(1.9)	—	12.6	5.6	2.3
Adjustments related to divested business, net of gains excluded in cash flows	(10.5)	(9.1)	—	7.2	—	—
Restructuring and closure charges	2.4	3.3	2.6	14.6	2.2	0.4
Change in provisions	38.4	13.1	17.0	(17.0)	(9.9)	(9.1)
Other, net	(2.9)	(3.0)	(0.1)	0.1	0.4	(0.7)

Adjusted EBITDA	$259.2	$272.0	$57.6	$312.1	$154.0	$158.3

Liquidity and Capital Resources

  Historic Rockwood Cash Flows (including two months of Dynamit Nobel in the nine months ended September 30, 2004)

        Operating Activities.    Net cash provided by operating activities was $86.1 million and $40.8 million in the nine months ended September 30, 2004 and 2003, respectively. Net cash provided by operating activities was $42.6 million in 2003, net cash used in operating activities was $4.1 million in 2002 and net cash provided by operating activities was $113.8 million in 2001. Net cash provided by operating activities in the nine months ended September 30, 2004 includes $38.9 million from the businesses acquired in the Dynamit Nobel acquisition for the two-month period ended September 30, 2004. The remaining increase in net cash provided by operating activities of $6.4 million for the nine months ended September 30, 2004 as compared to nine months ended September 30, 2003 was primarily due to stronger operating results. The change in cash flows from operating activities for 2003 as compared to 2002 was primarily due to a net $50.0 million use of cash related to receivables sale transactions during 2002. Also, there was a smaller increase in working capital accounts in 2003 compared to 2002. The change between 2002 and 2001 of $117.9 million primarily related to a $100.0 million change in net receivables sales activity requiring a $50.0 million use of cash in 2002 while yielding $50.0 million in net cash proceeds in 2001. Most of the remaining difference related to payments in 2002 of expenses that had been accrued at the end of 2001, net of operating working capital changes.

        Investing Activities.    Net cash used in investing activities was $2,096.5 million in the nine months ended September 30, 2004, $37.4 million in the nine months ended September 30, 2003, $48.5 million in 2003, $30.4 million in 2002 and $31.6 million in 2001. Net cash used for investing activities for the nine months ended September 30, 2004 includes $2,009.6 million related to the Dynamit Nobel acquisition and approximately $50.0 million related to the acquisition of the pigments and dispersions business of Johnson Matthey Plc. The remaining change in net cash used for investing activities for the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003 was primarily due to the 2003 acquisition of Southern Color partially offset by higher capital expenditures related to the businesses acquired in the Dynamit Nobel acquisition for the two-month period ended September 30, 2004. The increase for 2003 as compared to 2002 was primarily due to the sale-leaseback of one of our subsidiaries' facilities in 2002 along with increases in cash used for acquisitions in 2003, partially offset by insurance proceeds from fire damage received in 2003. The change from 2001 to 2002 primarily represented a 2002 acquisition, offset by the sale-leaseback.

        Financing Activities.    Net cash provided by financing activities was $2,150.3 million in the nine months ended September 30, 2004 due to net financing proceeds for the acquisitions discussed above of $1,743.8 million, primarily the Dynamit Nobel acquisition, and equity contributions of $425.0 million for the Dynamit Nobel acquisition. Net cash used in financing activities was $2.0 million in the nine months ended September 30, 2003 resulting from the July 2003 debt refinancing. Net cash used in financing activities was $1.7 million in 2003, $18.9 million in 2002 and $30.6 million in 2001. Net cash used in financing activities during 2002 represented scheduled principal repayments on our then long-term debt. Net cash used in financing activities during 2001 represented repayment of borrowings under the then revolving credit facility and a fee relating to the rollover of certain debt.

  Dynamit Nobel Cash Flows

        Operating Activities.    Net cash provided by (used in) operating activities was $(18.2) million and $57.6 million in the six months ended June 30, 2004 and 2003, respectively. Net cash provided by operating activities was $267.0 million in 2003, $42.1 million in the short fiscal year ending December 31, 2002, $142.1 million in fiscal 2002 and $128.0 million in fiscal 2001. The decrease in net cash provided by operating activities for the six months ended June 30, 2004 as compared to six months ended June 30, 2003 was primarily due to a larger increase in working capital in 2004 compared to 2003 along with weaker operating results. The change in cash flows from operating activities for 2003 as compared to 2002 was primarily due to a significant decrease in working capital in 2003 versus a significant increase in working capital in 2002. The change between 2002 and 2001 primarily related to higher operating income in 2002 excluding gains on disposals as well as operating working capital changes.

        Investing Activities.    Net cash used in investing activities was $45.0 million in the six months ended June 30, 2004, $9.0 million in the six months ended June 30, 2003, $102.7 million in 2003, $23.8 million in the short fiscal year ending December 31, 2002, $62.5 million in 2002 and $60.3 million in 2001. These amounts primarily represent cash used for capital expenditures net of cash received on disposed businesses and fixed assets. The increase in net cash used for investing activities for the six months ended June 30, 2004 as compared to six months ended June 30, 2003 was primarily due to a larger increase in capital expenditures in the current year along with $17.8 million of proceeds from business disposals in 2003. The increase in cash used for investing activities for 2003 as compared to 2002 was primarily due to more cash flows generated from business and fixed assets disposals in 2002 versus 2003. The increase in cash used for investing activities for 2002 as compared to 2001 was primarily due to more cash flows generated from business and fixed assets disposals in 2001 versus 2002.

        Financing Activities.    Net cash provided by (used in) financing activities was $71.7 million in the six months ended June 30, 2004, ($56.6) million in the six months ended June 30, 2003, ($196.8) million in 2003, ($30.9) million in the short fiscal year ending December 31, 2002, ($95.9) million in 2002 and ($82.3) million in 2001. This amount for each period primarily related to net financing provided by mg technologies ag less third party debt activity.

  Liquidity

        Our primary source of liquidity has been and will continue to be cash generated from operations. Our primary liquidity requirements are working capital, debt service, capital expenditures and acquisitions. Our debt service requirements, and other contractual obligations and commitments over the next several years are significant and are substantially higher than historical amounts. Furthermore, any future acquisitions, business combinations or similar transactions will likely require additional capital resources.

        We believe that based on current and anticipated levels of operations and conditions in our industry and markets, cash flows from operations and borrowings available under our revolving credit facility will be adequate for the foreseeable future to make required payments of principal and interest on our debt and fund our working capital and capital expenditure requirements. If our cash flow from operations and borrowings under our revolving credit facility are insufficient to fund our currently existing liquidity requirements, we may be forced to use other means available to us, such as reduce or delay capital expenditures and seek additional capital. We cannot assure you that capital for working capital, future acquisitions, business combinations or similar transactions will be available to us.

        As of September 30, 2004, we had actual total indebtedness of $3,185.0 million. We incurred substantial amounts of debt in connection with the KKR acquisition, including amounts outstanding under our then existing senior credit facilities and our then existing senior subordinated loan facility and $100.0 million of borrowings under the PIK loans and notes. As part of the July 2003 debt refinancing, we repaid the borrowings under our then existing senior subordinated loan facility and repaid all amounts outstanding under our then existing senior credit facilities with the proceeds from the then new senior credit facilities, the private offering of the 2011 notes, the gross proceeds from the issuance of the senior discount notes by Rockwood Specialties International, Inc. and an investment of $25.0 million in us by affiliates of KKR in exchange for shares of redeemable convertible preferred stock and warrants to purchase shares of common stock.

        We incurred substantial amounts of debt in connection with the Dynamit Nobel acquisition. Specifically, we entered into new senior secured credit facilities of approximately $1,469.0 million and a new senior subordinated loan facility of approximately $870.5 million (based on the exchange rate at September 30, 2004). We also received, however, an equity contribution of $425.0 million from affiliates of KKR and DLJMB, of which $20.0 million was used to repay a portion of the additional PIK notes issued in connection with interest payments on the $70.0 million initial aggregate principal amount of the PIK notes issued and pay a related fee of $1.0 million. ($50.4 million of the term loan was undrawn at the closing of the Dynamit Nobel acquisition.) The proceeds from the acquisition financings were used at the closing of the Dynamit Nobel acquisition to finance the purchase price of the businesses acquired in the Dynamit Nobel acquisition, repay all amounts outstanding under our old senior credit facilities (which totaled approximately $442.2 million), repay assumed debt of approximately $129.0 million, fund approximately $20.0 million of cash settlement of derivative transactions related to the Dynamit Nobel acquisition and pay related fees and expenses. As of September 30, 2004, we have reclassified our assumed long-term debt and have determined that $180.1 million will remain outstanding under their existing arrangements. We also assumed certain standby letters of credit and comparable obligations. Many of these obligations will have to be renewed upon expiration and will then reduce availability under the revolving credit facility.

        In connection with the Dynamit Nobel acquisition, we also received equity contributions of $7.0 million from management. Specifically, during September 2004, we sold 3,000 shares of common stock to a member of management for gross proceeds of $1.5 million, and during the fourth quarter of 2004, we sold 10,950 shares of our common stock to certain other members of our management for gross proceeds of $5.5 million. In connection with the sale of these shares, pursuant to the stock plan, we granted stock options to purchase an aggregate of 61,120 shares of common stock to these members of our management.

        Subsequent to the closing of the Dynamit Nobel acquisition, on September 27, 2004, we drew the remaining $50.4 million of the term loans in connection with the acquisition of the pigments and dispersions business of Johnson Matthey Plc. In addition, on October 8, 2004, we amended the senior secured credit facilities to borrow an additional $160.0 million and €52.7 million (or $225.5 million in aggregate) of term loans and used the additional borrowings to repay a portion of its senior subordinated loan and to pay related fees. On November 10, 2004, we issued the 2014 notes and used the net proceeds to repay the remaining outstanding borrowings under the senior subordinated loan facility of $260.1 million and €313.2 million (or $665.8 million in the aggregate), plus accrued interest thereon and pay related fees and expenses and fund general corporate purposes. On November 30, 2004, we repaid a portion ($15.9 million, or €12.8 million) of the assumed debt. On December 10, 2004, we refinanced all outstanding borrowings under the tranche B term loans with new tranche D term loans in order to reduce its interest expense.

        On December 31, 2004, we assumed approximately €38.6 million (or $52.5 million based on the December 31, 2004 exchange rate of €1.00=$1.3593) of debt and approximately €10.0 million (or $13.6 million) in cash, in connection with the combination of the three business lines of our Custom Synthesis segment with Groupe Novasep SAS. As a result of the combination, our subsidiary Knight Specialite Synthese SAS acquired 66 1/3% of the stock of Groupe Novasep held by outside investors for approximately €50.4 million in cash (or $68.5 million), and the Groupe Novasep management contributed the remaining stock of Groupe Novasep to Knight Specialite Synthese SAS in exchange for shares in Knight Specialite Synthese SAS. As a result of the transaction, we own approximately 79% of Knight Specialte Synthese SAS, which has now been renamed Groupe Novasep; management owns the remaining approximately 21%. We used cash on hand to finance this transaction.

        Finally, as of January 31, 2005, Group had borrowed $60.0 million under the revolving credit facility to meet short-term liquidity needs.

        We intend to use the net proceeds of the offering to repay the outstanding principal amount of PIK loans (on November 20, 2005) and redeem the outstanding principal amount of the PIK notes; redeem the outstanding principal amount of senior discount notes; redeem 35% of the aggregate principal amount of the 2011 notes; redeem all outstanding shares of redeemable convertible preferred stock; and repay any borrowings outstanding under our revolving credit facility. See "Use of Proceeds."

  Contractual Obligations

        As of September 30, 2004, on a pro forma as adjusted basis after giving effect to the offering, our aggregate indebtedness would have been $2,820.3 million. The following table sets forth our fixed contractual debt obligations, as described in detail in "Description of Indebtedness," as of September 30, 2004 on a pro forma basis as adjusted after giving effect to the offering.

($ in millions)	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years

Senior secured credit facilities	$1,746.6	$7.4	$77.6	$68.1	$1,593.5
2011 notes	243.7	—	—	—	243.7
2014 notes	665.8	—	—	—	665.8
Assumed debt	164.2	7.0	14.4	14.4	128.4

Total fixed contractual debt obligations	$2,820.3	$14.4	$92.0	$82.5	$2,631.4

        Senior secured credit facilities.    The senior secured credit facilities, as amended, consist of:

  •
  tranche A-1 term loans in an aggregate principal amount of €39.1 million (or approximately $48.6 million) and tranche A-2 term loans in an aggregate principal amount of €170.4 (or approximately $211.6 million), each maturing on July 31, 2011 and bearing interest at Group's option of either (i) Adjusted LIBOR plus 2.50% or (ii) ABR plus 1.25%;

  •
  tranche C term loans in an aggregate principal amount of €274.8 million (or approximately $341.4 million) maturing on July 31, 2012 and bearing interest of Adjusted LIBOR plus 3.00%;

  •
  tranche D term loans in an aggregate principal amount of $1,145.0 million maturing on July 31, 2012 and bearing interest at Group's option of either (i) Adjusted LIBOR plus 2.25% or (ii) ABR plus 1.00%; and

  •
  a revolving credit facility in an aggregate principal amount of $250.0 million maturing on July 31, 2010, bearing interest at Group's option of either (i) Adjusted LIBOR plus 2.50% or (ii) ABR plus 1.25%.

The U.S. dollar equivalents of term loans denominated in euros are shown based on the exchange rate on September 30, 2004 of €1.00=$1.242. In each case, the interest rates per year (other than under the tranche C term loan facility) are subject to step-downs determined by reference to a performance test. Adjusted LIBOR is the London inter-bank offered rate adjusted for statutory reserves. ABR is the alternate base rate, which is the highest of Credit Suisse First Boston's prime rate and the federal funds effective rate plus 1/2 of 1%. Tranche A-1 and A-2 term loans are payable in January and July of each year at escalating percentages of the original principal amount. Tranche C and tranche D term loans are payable in January and July of each year at amounts equal to 0.5% of the original principal balance, with the remainder due at the final maturity date.

        Group's borrowings and the borrowings of Rockwood Specialties Limited under the senior secured credit facilities are guaranteed and secured by assets and pledges of capital stock as described under "Description of Indebtedness—Senior Secured Credit Facilities."

        In addition to the financial covenants described below under "—Covenant Compliance," Group's senior secured credit facilities contain various affirmative and restrictive covenants. The restrictive covenants limit Group's and Group's subsidiaries' ability to, among other things, incur indebtedness and other liabilities; create liens; merge or consolidate; dispose of assets; make investments; pay dividends and make payments to shareholders; make payments on certain indebtedness or to amend documents related to certain indebtedness and to enter into sale leaseback transactions.

        2011 notes and 2014 notes.    Group's 2011 notes will have, on a pro forma as adjusted basis after giving effect to the offering, an aggregate principal amount of $243.7 million, and mature on May 15, 2011 and Group's 2014 notes have an aggregate principal amount of €375.0 million (or approximately $465.8 million based on the exchange rate on September 30, 2004 of €1.00=$1.242) in the case of the euro notes and $200.0 million in the case of the dollar notes, and mature on November 15, 2014. Interest on both the 2011 notes and 2014 notes are payable semi-annually on May 15 and November 15. Interest on the 2011 notes accrues at the rate of 10 5/8% per year, and interest on the 2014 notes accrues at the rate of 7.625% in the case of euro notes and 7.500% in the case of dollar notes. Certain of our domestic subsidiaries guarantee the 2011 notes and 2014 notes on a senior subordinated unsecured basis.

        Group's 2011 notes and 2014 notes contain various affirmative and restrictive covenants. The restrictive covenants limit Group's ability, and the ability of Group's restricted subsidiaries, to, among other things, incur or guarantee additional indebtedness (as described below under "—Covenant Compliance"); pay dividends or make other equity distributions or repurchase capital stock (as described below under "—Covenant Compliance"); make investments or other restricted payments (as described below under "—Covenant Compliance"); create liens; transfer or sell assets; restrict dividends or other payments to us; engage in transactions with affiliates; and merge or consolidate with other companies or sell substantially all of our assets. See "Description of Indebtedness—2011 Notes" and "—2014 Notes."

        Covenant compliance.    In addition to the affirmative and restrictive covenants, Group's senior secured credit facilities contain the following financial covenants that are determined based on our Adjusted EBITDA:

  •
  a maximum total leverage ratio: for the twelve-month period ended December 31, 2004, net debt to Adjusted EBITDA must be less than 6.95 to 1; for such period, our ratio equaled             ; and

  •
  a minimum interest coverage ratio: for the twelve-month period ended December 31, 2004, Adjusted EBITDA to cash interest expense (interest expense, net excluding deferred debt issuance cost amortization and the movements in the mark-to-market value of our interest rate and cross-currency interest rate derivatives) must be at least 1.60 to 1; for such period, our ratio equaled             .

Non-compliance with these covenants could result in a default under the senior secured credit agreement and the lenders could elect to declare all amounts borrowed immediately due and payable. Any such acceleration would also result in a default under the indentures governing the 2011 notes and the 2014 notes, which could lead to the noteholders electing to declare the principal, premium, if any, and interest on the then outstanding notes immediately due and payable.

        The indentures governing the 2011 notes and 2014 notes prohibit us from incurring additional debt, subject to certain permitted incurrences, unless the fixed charge coverage ratio, which is the ratio of Adjusted EBITDA (as defined therein excluding certain adjustments permitted under the senior secured credit agreement) to fixed charges (as defined therein), for the most recently ended four fiscal quarters is at least 2.00 to 1. In addition, the indentures prohibit us from making restricted payments (such as dividends or other equity distributions, repurchases of capital stock or restricted investments), subject to certain permitted payments, unless, among other things, the fixed charge coverage ratio for the most recently ended four fiscal quarters is at least 2.00 to 1. For the four-fiscal-quarter period ended December 31, 2004, the fixed charge coverage ratio equaled             .

        Given our use of Adjusted EBITDA as a liquidity measure, the following table presents a reconciliation of net cash provided by (used in) operating activities to Adjusted EBITDA:

				Nine Months Ended September 30,
	Year Ended December 31,
($ in millions)
	2001	2002	2003	2003	2004

Net cash provided by (used in) operating activities	$113.8	$(4.1)	$42.6	$40.8	$86.1
Changes in assets and liabilities net of the effect of foreign currency translation and acquisitions	(42.0)	25.3	21.4	5.9	(0.6)
Interest expense, net, excluding amortization of deferred financing costs and unrealized losses on derivatives	76.0	70.2	75.5	56.3	77.8
Current portion of income tax (benefit) provision	16.3	7.8	9.3	5.6	10.9
Systems/organization establishment expenses	2.6	1.6	1.6	1.1	2.5
Stamp duty tax	—	—	—	—	4.0
Business interruption costs and insurance recovery	1.3	(2.2)	(4.5)	(4.5)	—
Cancelled acquisition and disposition costs	1.2	0.2	1.9	1.7	0.1
Inventory write-up reversal	9.0	—	0.1	—	—
Debt issuance costs	—	—	1.4	—	—
Foreign exchange gain	—	—	—	—	11.8
Bad debt provision	(1.1)	(0.9)	(1.7)	(0.2)	(1.2)
Net receivables sale activity	(50.0)	50.0	—	—	—
Loss on receivables sold	1.1	1.3	—	—	—
Loss on disposed business	—	—	—	—	0.8
Restructuring charges	9.7	1.2	1.9	1.3	0.1
Cancelled financing costs	2.5	—	—	—	—
Other	—	—	—	—	2.0

Total Adjusted EBITDA(a)	$140.4	$150.4	$149.5	$108.0	$194.3

(a)
Total adjusted EBITDA does not include estimated annual cost savings of approximately $15.4 million, which we expect to achieve through actions we have implemented or plan to implement. Actions include the closure of the Troisdorf facility (the former headquarters of Dynamit Nobel) and the related elimination of 39 positions, the announced closure of the New Lebanon, New York manufacturing facility of our Advanced Ceramics segment in March 2005 and various restructuring measures at our Specialty Chemicals and Custom Synthesis segments, and the elimination of 26 positions and the announced elimination of nine additional positions in connection with the acqusition of the pigments and dispersions business of Johnson Matthey Plc.

        Assumed debt.    Certain of our subsidiaries acquired in the Dynamit Nobel acquisition are borrowers under eight euro-denominated term loan facilities that provide aggregate outstanding borrowings of approximately €27.9 million as of September 30, 2004. These term loans mature between 2006 and 2009 and bear annual interest rates ranging between 2.50% and 4.25% or EURIBOR plus 1.45% or LIBOR plus 0.39%. On November 30, 2004, we repaid a portion (€12.8 million, or $15.9 million) of the assumed debt. In addition, certain of our subsidiaries acquired in the Dynamit Nobel acquisition are borrowers under eight term loan facilities denominated in other foreign currencies, including Swiss Francs, Taiwanese Dollars and Japanese Yen, providing for borrowings of an aggregate U.S. dollar equivalent amount of approximately $50.3 million as of September 30, 2004. These term loans mature between 2005 and 2011 and bear annual interest rates ranging between 1.38% and 4.02%. The term loan facilities described above contain customary events of default and some of them are secured by mortgages or accounts receivables.

        As part of the Novasep transaction on December 31, 2004, we assumed additional gross debt of €38.6 million ($52.5 million based on the December 31, 2004 exchange rate of €1.00=$1.3593). The assumed debt includes three tranches of bank debt at the Novasep parent level totaling €21.6 million ($29.3 million), each with a maturity date of 2010 and interest rates of EURIBOR plus 1.75% in the case of two of the tranches, and LIBOR plus 1.75% for the remaining tranche. In addition, there is bank debt at the Novasep subsidiary level totaling €6.3 million ($8.5 million) with maturity dates ranging from 2006 to 2010 and interest rates ranging from EURIBOR plus 0.7% to EURIBOR plus 1.25%. The remaining amount of assumed debt of €10.7 million ($14.7 million) consists primarily of capital leases with maturity dates ranging from 2006 to 2013.

        In addition, "Assumed long-term debt" shown in our capitalization table under the section "Capitalization" includes certain capital leases, receivables recourse factoring arrangement and preferred stock in addition to the long-term debt described in the preceding two paragraphs.

        The following table details Rockwood's fixed contractual cash obligations as of December 31, 2003:

($ in millions)	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Debt, including current portion(1)	$2,110.8	$69.3	$152.9	$182.4	$1,706.2
Operating leases	57.5	9.4	13.5	7.2	27.4
Purchase obligations(2)	10.7	6.4	3.7	0.6	—

Total(3)(4)	$2,179.0	$85.1	$170.1	$190.2	$1,733.6

(1)
Amounts represent the expected cash payments of our long-term debt and do not include any fair value adjustments or bond premiums or discounts. Includes estimated scheduled cash interest payments totaling $1,047.3 million. A portion of the debt balance outstanding as of December 31, 2003 contained a variable interest rate component. Therefore, interest was calculated on this portion based upon the average of the rates in effect as of December 31, 2003.

(2)
Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

(3)
Minimum pension funding requirements are not included as such amounts have not been determined. As of December 31, 2003, prior to consideration of the Dynamit Nobel acquisition, we estimated that we would contribute approximately $2.1 million to pension and post-retirement plans in 2004. During 2003, we made pension and post-retirement contributions of approximately $1.3 million.

(4)
Obligations relating to eventual settlement of derivative contracts are not included as the timing and amounts are not fixed. These contracts are marked to market with the related liabilities ($27.0 million at December 31, 2003) reflected in "Other liabilities" in the balance sheet.

  Capital Expenditures

        The combined capital expenditures of Rockwood and Dynamit Nobel have averaged $34.9 million and $119.7 million, respectively per year over the last three years. Rockwood's capital expenditures consisted primarily of replacements of worn, obsolete or damaged equipment as well as investments in new equipment, mostly for our Color Pigments and Services and Timber Treatment Chemicals business lines of our Performance Additives segment. In addition, Rockwood also made significant investments in new facilities to expand capacity across our business lines including expenditures made in connection with the expansion of our ACQ production capabilities in our Timber Treatment Chemicals business line, expansion and refurbishment of two wafer reclaim facilities and production equipment—the wafer reclaim facility in Providence, Rhode Island and the Greasque, France facility. In addition to maintenance capital expenditures, Dynamit Nobel's growth capital expenditures consisted of expansion of current Good Manufacturing Practice production lines and new equipment relating to multi-column chromatography in our Custom Synthesis segment, expansion of our titanium dioxide capacity for our Titanium Dioxide Pigments segment and capacity expansion for our Advanced Ceramics segment.

        For the nine months ended September 30, 2004 and 2003, our capital expenditures amounted to $19.0 million and $26.8 million, respectively, excluding capital expenditures of the acquired businesses of Dynamit Nobel. Capital expenditures of the acquired businesses of Dynamit Nobel during the two-month period from the date the Dynamit Nobel acquisition was consummated amounted to an additional $19.8 million.

        We intend to apply our capital discipline and stringent controls to reduce our future capital expenditures as compared to historical levels for the acquired businesses of Dynamit Nobel. Our annual capital expenditures will increase in amount, but we do not believe they will change significantly from current levels in proportion to the size of the combined entity or as a percentage of net sales.

  Foreign currency related transactions

        As of September 30, 2004, $1,218.2 million of the debt outstanding are denominated in euros. On a pro forma basis as of September 30, 2004, there was $1,229.0 million of euro-denominated debt outstanding, and $1,123.8 million on a pro forma as adjusted basis. In order to mitigate the effect of any exchange rate changes which may have taken place prior to the closing of the Dynamit Nobel acquisition, we entered into call options, permitting us to purchase up to €750.0 million at a price of $1.225=€1.00. We recorded a mark-to-market loss of $2.9 million during the quarter ended June 30, 2004 on the call options. The options expired unexercised and we recorded an additional loss of $8.1 million in the third quarter of 2004. We also entered into a forward contract in July 2004 to purchase €1,057 million of euros at a fixed U.S. dollar rate of $1.208=€1.00, which was utilized to pay for a portion of the purchase price at the closing of the Dynamit Nobel acquisition. We recorded a charge of approximately $4.0 million in the third quarter of 2004. See "—About Market Risk—Foreign Currency Risk."

  Management and transaction fees

        Approximately $21.5 million and $9.0 million of the transaction fees, including reimbursable expenses, were paid to KKR or its affiliates and to DLJ Merchant Banking III, Inc., respectively. In addition, approximately $25.5 million of financing fees was paid to Credit Suisse First Boston or its affiliates. Effective with the Dynamit Nobel acquisition, KKR and DLJ Merchant Banking III, Inc. agreed to provide us consulting and management advisory services for an aggregate annual fee of $2.0 million. This management services agreement will be terminated in connection with this offering for an aggregate consideration of $10.0 million.

  Commitments and Contingencies

        We are involved in various legal proceedings, including product liability, intellectual property and environmental matters, of a nature considered normal to our business. It is our policy to accrue for amounts related to these matters in accordance with SFAS No. 5, Accounting for Contingencies, if it is probable that a liability has been incurred and an amount can be reasonably estimated. It is our policy to disclose such matters when there is at least a reasonable possibility that a material loss may have been incurred.

        Under the business and share sale and purchase agreement, the deed of tax covenant and the environmental deed entered into in connection with the KKR acquisition, Degussa UK Holdings Ltd., or Degussa, as successor to Laporte, plc, or Laporte, is required to indemnify us for certain legal, tax and environmental liabilities and obligations that relate to the period prior to the closing of the KKR acquisition. Pursuant to these agreements, we have made various claims for indemnification with Degussa. In the opinion of management, and based upon information currently available, we do not expect the ultimate resolution of these claims to have a material effect on our financial condition or results of operations.

        In addition, under the sale and purchase agreement entered into in connection with the Dynamit Nobel acquisition, mg technologies ag and MG North America Holdings Inc. are required to indemnify us for certain legal, tax and environmental liabilities and obligations that related to the period prior to the closing of the Dynamit Nobel acquisition. See "Dynamit Nobel Acquisition—Sale and Purchase Agreement."

        Environmental Matters.    In the ordinary course of business, like most other industrial companies, our operations are subject to extensive and evolving federal, state, local and foreign environmental laws and regulations. Governmental authorities may resort to a variety of civil and criminal enforcement measures, including monetary penalties, injunctions and remediation requirements, for violation of such laws. We are currently involved in the assessment and remediation of some sites, which include company-owned sites and sites owned by third parties.

        Environmental laws and regulations, or their interpretation, may become more stringent in the future and we may incur significant additional costs to comply with such changes in laws and regulations. We monitor potential changes in laws and regulations to assess the expected impact on our results of operations. We have evaluated our total environmental exposure based on currently available data and believe that our environmental matters will not have a material adverse impact on our financial condition or results of operations. If matters previously identified by management are resolved in a manner different from original estimates, there is the potential for a material adverse effect on operating results or cash flows in any one accounting period.

        Pursuant to the environmental deed entered into in connection with the KKR acquisition, Degussa, as successor to Laporte, is required to indemnify us and our subsidiaries for certain environmental matters that relate to the business as conducted prior to the closing of the KKR acquisition. The environmental deed provides that Degussa will indemnify us and our subsidiaries for claims for which notice is given within a period of two years for breaches of representations and warranties and five years for claims related to the contamination of our properties or our subsidiaries' properties (inclusive of contamination which leaks or escapes from our properties or our subsidiaries' properties). These indemnity obligations are subject to a minimum per matter loss of $175,000 and are further subject to a $5.0 million deductible for the indemnity to be available. In addition, the environmental deed provides that Degussa will indemnify us and our subsidiaries for claims relating to properties that were formerly owned, occupied or used until November 20, 2000, as well as properties owned by third parties (inclusive of disposal of waste and certain other identified issues). The environmental deed provides that in this instance, Degussa will be responsible for all reasonable costs and expenses incurred. There can be no assurance that Degussa will adhere to its obligations and we may have to resort to legal action to enforce our rights under the indemnities.

        In addition, pursuant to the sale and purchase agreement entered into in connection with the Dynamit Nobel acquisition, mg technologies ag and its subsidiary, MG North America Holdings Inc., are required to indemnify us and our subsidiaries for 50% of the excess amount of losses over the amount of the related reserves (in the case of known claims) and 50% of claims (in the case of unknown claims) related to the contamination of our or our subsidiaries' properties, if notified within ten years. If mg technologies and MG North America Holdings' responsibility for contamination matters cannot be proven, a sliding scale reduces the percentage further for each year during the five-year period from year six to ten. mg technologies and MG North America Holdings are also obligated to indemnify us for 85% of claims related to legacy site matters, such as environmental matters relating to properties or businesses owned or operated by Dynamit Nobel prior to, but not on, the closing of Dynamit Nobel acquisition, if notified within ten years. In addition, mg technologies and MG North America Holdings are obligated to indemnify us for 50% of the excess amount of losses over the amount of the related reserves for operational compliance matters, if notified by December 31, 2006, and 50% of the excess amount of losses over the amount of the related reserves (in the case of known claims) and 50% of claims (in the case of unknown claims) related to certain environmental damage claims, if notified within ten years. All of these indemnity obligations are subject to different minimum per-claim thresholds depending on whether the matter was disclosed or not, and on the subject matter, ranging between €100,000 and €750,000 (or $120,000 and $900,000 at an exchange rate of $1.20=€1.00) depending on the type of claim. The indemnity obligations are further subject to certain deductibles, exclusions and limitations. Furthermore, mg technologies and MG North America Holdings are obligated to indemnify us for certain environmental risks arising from certain "shared site" structures for a duration of ten years. This indemnity obligation is not subject to the percentages, de minimis and thresholds described above, and it is not subject to most of the general limitations. In the event we seek indemnity under any of these obligations, there can be no assurance that mg technologies and MG North America Holdings will adhere to their obligations, and we may have to resort to legal action to enforce our rights under the indemnities.

        Legal Matters.    We are involved in litigation from time to time in the ordinary course of our business, including with respect to commercial, product liability, intellectual property and environmental matters. We may be required to make indemnity payments in connection with certain product liability and environmental claims. See "Risk Factors—Risk Factors Relating to Our Business—Product Liability—Due to the nature of our business and products, we may be liable for damages arising out of product liability claims," "Risk Factors—Risk Factors Relating to Our Business—Product Liability—Due to the nature of our business and products, we may be liable for damages arising out of certain indemnity claims" and "Risk Factors—Risk Factors Relating to Our Business—Environmental Indemnities—We may be subject to environmental indemnity claims relating to properties we have divested."

Off-Balance Sheet Arrangements

        None.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. These estimates include assessing, among other things:

  •
  the use and recoverability of inventory;

  •
  the valuation of deferred tax assets;

  •
  impairment of goodwill, property, plant and equipment and other intangible assets; and

  •
  the useful lives of tangible and intangible assets.

We evaluate our estimates on an ongoing basis, based on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        See note 1 to Rockwood's audited consolidated financial statements and note 1 to Rockwood's unaudited condensed consolidated financial statements included elsewhere in this prospectus for a summary of our significant accounting policies. We believe the following to be the most critical accounting policies and estimates affecting preparation of our consolidated financial statements:

        Revenue Recognition.    We recognize revenue when the earnings process is complete. Product sales are recognized when products are shipped to the customer in accordance with the terms of the contract of sale, title and risk of loss have been transferred and collectibility is reasonably assured. We believe that we have adequate credit granting procedures in place and operating effectively so that collectibility is reasonably assured. We have a low incidence of uncollectible accounts. Additionally, credit insurance is purchased at times by certain of our businesses, particularly in Europe, to protect against collection risk. Accruals are made for sales returns based on our experience and for other allowances based on the terms of allowance programs put in place. Although we believe that sufficient experience and history exists to make reasonable estimates as to such accruals and allowances, actual results can differ depending on market conditions.

        Impairment Accounting.    The recoverability of goodwill is reviewed on an annual basis during the fourth quarter. Additionally, the recoverability of goodwill, long-lived tangible, and certain intangible assets is reviewed when events or changes in circumstances occur indicating that the carrying value of the assets may not be recoverable. Initial goodwill impairment review is generally based on an industry metric, the ratio of enterprise value (commonly defined as net assets plus long-term debt) to Adjusted EBITDA. This calculation is initially reviewed in comparison to current year and the following year budgeted results. If potential impairment is identified, we may expand the review to take into account expected future cash flows in subsequent years. The measurement of possible impairment for assets other than goodwill is based upon the ability to recover the carrying value of the asset through the estimated future undiscounted cash flows from the use of the asset and its eventual disposition. An impairment loss, equal to the difference between the asset's fair value and its carrying value, is recognized when the estimated future undiscounted cash flows are less than its carrying amount.

        Legal Matters.    We are involved in various legal proceedings, including commercial, product liability, intellectual property and environmental matters, of a nature that can be expected in our business. It is our policy to accrue for amounts related to these matters in accordance with SFAS No. 5, "Accounting for Contingencies," if it is probable that a liability has been incurred and an amount can be reasonably estimated. The probability that a contingent liability has been incurred is regularly assessed by executives on our legal staff, based on frequent reviews of facts and circumstances with senior operating and finance management both at the business accountable for the potential liability and at our corporate offices. This is supplemented where applicable by consultation with outside counsel. We do not believe it is informative to quantify past experience at assessing probability or estimating exposure since material matters of this nature at Rockwood often represent unique situations with little applicability to the assessment of probability or estimation of potential liability regarding other legal matters. It is our policy to disclose such matters when there is at least a reasonable possibility that a loss may have been incurred.

        Environmental Matters.    We accrue costs of a non-capital nature related to environmental clean-up when those costs are believed to be probable and can be reasonably estimated. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized, and expenditures related to existing conditions resulting from past or present operations and from which no current or future benefit is discernible are immediately expensed. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation and the length of time involved in remediation or settlement. As such, it can be extremely difficult to accurately estimate such costs. We do not include anticipated recoveries from insurance carriers or other third parties in our accruals for environmental liabilities.

        We have evaluated our total environmental exposure based on currently available data and believe that such environmental matters will not have a material adverse impact on our financial position or results of operations. If matters previously identified by management are resolved in a manner different from original estimates, there is the potential for a material adverse effect on operating results or cash flows in any one accounting period.

        Restructuring.    We record restructuring charges from time to time that represent expenses incurred in connection with consolidations and cessations of certain of our operations as well as headcount reduction programs. These charges consist primarily of write-offs of surplus assets and severance costs. These charges are based on various factors including the employee's length of service, contract provisions, salary levels and local governmental legislation. At the time a related charge is recorded, we calculate our best estimate based upon detailed analysis. Although significant changes are not expected, actual costs may differ from these estimates.

        Deferred Taxes.    We have in the past recorded valuation allowances to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowances, if we were to determine that we would be able to realize deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our recorded net deferred tax assets in the future, an adjustment to the deferred tax asset would decrease income in the period such determination was made.

        Pensions, Postemployment and Postretirement Costs.    In connection with the KKR acquisition, Rockwood assumed responsibility for the pension and postretirement benefits for substantially all of the employees of the businesses acquired that were active as of the date of the acquisition. Obligations related to retired and terminated vested employees as of such date remained the responsibility of the seller, and accordingly, these obligations are not reflected in our financial statements. Defined benefit costs and liabilities have been determined in accordance with SFAS 87, Employers' Accounting for Pensions. Postretirement benefit costs and liabilities have been determined in accordance with SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. Postemployment benefit costs and liabilities have been determined in accordance with SFAS 112, Employers' Accounting for Postemployment Benefits.

Effects of Recently Issued Accounting Standards

        On January 1, 2003 we adopted the Statements of Financial Accounting Standards (SFAS) and implemented the FASB interpretation (FIN) listed below. Implementation of these accounting standards has had no significant impact on Rockwood's financial position, results of operations or cash flows.

SFAS 143	Accounting for Asset Retirement Obligations
SFAS 146	Accounting for Costs Associated with Exit or Disposal Activities
SFAS 148	Accounting for Stock-Based Compensation Transition and Disclosure
SFAS 149	Amendment to Statement 133 on Derivative Instruments and Hedging Activities
FIN 45	Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

        SFAS 143 addresses financial accounting and reporting requirements for obligations associated with the retirement of tangible long-lived assets, and the related retirement costs, and requires companies to record an asset and liability for such costs if a legal liability to retire the asset exists.

        SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. It also nullifies Emerging Issues Task Force Issue No 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)."

        SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We continue to apply the provisions of APB 25.

        SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is applied prospectively and was effective for contracts entered into or modified after June 30, 2003, except for SFAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. Adoption of SFAS 149 has had no significant impact on Rockwood's consolidated financial statements.

        FIN 45 expands previously issued accounting guidance and disclosure requirements for certain guarantees. The interpretation also requires an entity to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee.

        In addition, the following accounting standards applicable to us have been issued subsequent to December 31, 2003. We implemented SFAS 150 and FIN 46R in connection with the Dynamit Nobel acquisition and plan to implement the others. We do not expect any significant impact on our financial position, results of operation, or cash flows, although we are still in the process of evaluating SFAS 123R as to its potential impact, if any.

SFAS 150	Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity
SFAS 151	Inventory Costs
SFAS 153	Exchanges of Nonmonetary Assets
SFAS 123R	Share-Based Payment
FIN 46R	Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51 (revised)

        SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. These instruments are reported as a liability and accounted for at their fair value. Stock options and convertible bonds issued as remuneration are exempted from this standard. SFAS 150 is applicable to financial instruments issued or modified after May 31, 2003. The valuation rules pertaining to certain financial instruments are not applicable under further notice owing to FASB Staff Position No. 150-3 Effective Date Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interest under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

        SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This standard requires such items be recognized as current-period charges and is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.

        SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This standard is effective nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005.

        SFAS 123R revises SFAS 123 Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance.

        FIN 46R provides guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable-interest entity") and how to determine when an entity is the primary beneficiary and required to consolidate a variable interest entity.

About Market Risk

        We are exposed to market risk from changes in interest rates, foreign currency exchange rates and commodity prices. We manage our exposure to these market risks through regular operating and financing activities and through the use of derivatives. When used, derivatives are employed as risk management tools and not for trading purposes.

  Interest Rate Risk

        We had $492.4 million of variable rate debt (after hedging) outstanding as of September 30, 2004 under our new senior secured credit facilities at the then applicable exchange rate. Any borrowings under our revolving credit facility will also be at a variable rate. We are not required under the terms of any of our long-term debt facilities to hedge, or otherwise protect against interest rate fluctuation in our variable rate debt. In August 2004, we entered into two derivative contracts to hedge interest rate risk, which currently cover notional amounts of $652.6 million and €486.0 million. These derivative contracts effectively convert these debt instruments to fixed rate obligations, currently at weighted average interest rates of 6.14% and 6.37%, respectively. The maturity date of the U.S. dollars hedge is July 2007, and the maturity date of the euro hedge is July 2008. We may in the future consider adjusting the amounts covered by these derivative contracts to better suit our new capital structure. A 0.125% increase or decrease in the assumed weighted average interest rate would change the annual pro forma interest expense by $0.6 million.

  Foreign Currency Risk

        We conduct operations in many countries around the world. Our results of operations are subject to both currency transaction risk and currency translation risk. We operate a geographically diverse business, with 53% of our pro forma net sales in 2003 generated from customers in Europe, 34% in North America and 13% from the rest of the world. Our diverse and extensive customer base is served by 99 manufacturing facilities in 25 countries. Although we sell and manufacture our products in many countries, our sales and production costs are mainly denominated in U.S. dollars and euros. Our results of operations and financial condition are therefore impacted by the fluctuation of the euro against our reporting currency, the U.S. dollar. As a result of the Dynamit Nobel acquisition, a significantly larger portion of our sales and production costs is now denominated in euros. This increases the impact of the fluctuation of the euro against the U.S. dollar.

        We incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. Gains and losses on currency transactions are included in operating income and do impact our operating margins. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant domestic currency and then translated into U.S. dollars for inclusion in our consolidated financial statements. Gains and losses on currency translations are recorded in our financial statements as a component of "other comprehensive income (loss)" and do not impact our operating margins. Exchange rates between these currencies and U.S. dollars in recent years have fluctuated significantly and may do so in the future.

        Our financial results are subject to the effect of currency fluctuations on the translation of our euro-denominated debt. Our senior secured credit facilities currently include €484.3 million (or $601.5 million) of euro-denominated debt, based on the exchange rate on September 30, 2004. Gains and losses on the translation of debt denominated in a currency other than the functional currency of the borrower are included as a separate component of "other income (expenses)" in our statement of operations and "accumulated other comprehensive income" in our balance sheet. We had previously entered into cross-currency interest rate swaps, with a June 30, 2004 notional amount of $75.0 million that effectively converted U.S. dollar LIBOR-based debt into euro LIBOR-based debt. Gains and losses on these swaps have been included in interest expense. We settled $53.4 million of these swaps simultaneously with the consummation of the Dynamit Nobel acquisition.

        Also, in connection with the offering of the 2014 notes, we entered into cross currency interest rate swaps with a five year term and a notional amount of €155.6 million that effectively convert the U.S. dollar fixed rate debt in respect of the 2014 dollar-denominated notes sold into euro fixed rate debt. We designated this contract as a hedge of the foreign currency exposure of our net investment in its euro-denominated operations.

  Commodity Price Risk

        We are subject to commodity price risk for certain of our raw materials. We have not materially hedged this commodity price exposure to date.

DYNAMIT NOBEL ACQUISITION

        The following contains a summary of the Dynamit Nobel acquisition and the sale and purchase agreement that Group entered into in contemplation of the Dynamit Nobel acquisition. The description of the sale and purchase agreement does not purport to be complete, and we refer you to such agreement, which has been included as an exhibit to the registration statement of which this prospectus forms a part.

        On April 19, 2004, certain subsidiaries of Group entered into a sale and purchase agreement with mg technologies ag and its subsidiary, MG North America Holdings Inc., to acquire its wholly-owned specialty chemicals and advanced materials business, Dynamit Nobel. We paid approximately €1,635.0 million (or $1,968.5 million based on the July 31, 2004 exchange rate of €1.00=$1.2040) (excluding repayment of certain assumed debt) in cash for the businesses acquired, which price remains subject to a possible post-closing adjustment. The acquisition was consummated on July 31, 2004.

        In connection with the Dynamit Nobel acquisition, Group entered into senior secured credit facilities and a senior subordinated loan facility, and we received an equity contribution of $425.0 from affiliates of KKR and DLJMB. In addition, Rockwood Specialties International, Inc. exchanged its outstanding dollar-denominated PIK notes (including additional PIK notes issued in connection with interest payments thereon) for euro-denominated PIK notes, after the repayment in cash of $20.0 million of such additional PIK notes with part of the proceeds of the equity contribution from affiliates of KKR and DLJMB.

        In October 2004, Group refinanced a portion of its borrowings under the senior subordinated loan facility with additional term loan borrowings under an amendment to the senior secured credit facilities and in November 2004, refinanced the remaining borrowings under the senior subordinated loan facility with proceeds from the issuance of the 2014 notes. In December 2004, Group refinanced all of its borrowings under the tranche B term loans with new borrowings of the same aggregate principal amount bearing lower interest rate under the tranche D term loans in order to reduce its interest expense.

        In addition, in connection with the Dynamit Nobel acquisition, pursuant to the 2004 management equity program, certain members of our management have made cash equity investments of approximately $7.0 million in us. As a result of these equity contributions, affiliates of KKR, DLJMB and certain members of our management currently hold approximately 69.6%, 19.7% and 8.8%, respectively, of our common stock, on a fully-diluted basis and, after giving effect to this offering, would hold approximately    %,    % and    %, respectively.

Sale and Purchase Agreement

        The sale and purchase agreement contains customary seller representations and warranties of mg technologies ag and MG North America Holdings Inc., limited buyer representations and warranties of certain of our subsidiaries that are parties and customary covenants and other agreements between mg technologies and MG North America Holdings and the buyers.

        The sale and purchase agreement contains several indemnification provisions for certain liabilities relating to the companies, businesses and assets that we acquired.

  Indemnity for Breaches of Representations and Warranties

        The sale and purchase agreement provides that mg technologies will and, in the event that a representation or warranty of MG North America Holdings Inc. turns out to be inaccurate, mg technologies and MG North America Holdings will indemnify us against damages arising from breaches of their representations and warranties.

        The sale and purchase agreement does not allow us to make a claim for indemnification for any loss or damage relating to a breach of a representation or warranty unless the losses or damages for any claim or series of related claims exceed €250,000 (other than for losses relating to specified representations and warranties). The sellers' indemnification obligations with respect to breaches of representations and warranties are subject to a deductible for the first €20.0 million in damages (other than for losses relating to breaches of specified representations and warranties not subject to the deductible) and a cap of €400.0 million (other than for losses relating to breaches of specified representations and warranties not subject to this cap).

        The indemnification obligations are limited in certain respects. In particular, we are not able to seek indemnification based on a claim of breach of a representation or warranty if the extent of such breach (inaccuracy of the representation or warranty) was disclosed in the due diligence materials provided to us.

        The sale and purchase agreement further provides that mg technologies will be strictly liable for indemnifying us against any claims, losses and damages incurred by us after the date of the consummation of the Dynamit Nobel acquisition arising out of:

  •
  any parts of the business that were sold or carved-out of the acquired businesses with effect between December 31, 2003 and the consummation of the Dynamit Nobel acquisition;

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  obligations or liabilities of any of the companies acquired by us to pay any brokerage or finder's fees;

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  mg technologies' non-compliance with any of the pre-closing covenants; or

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  claims for damages made against any of the companies acquired by us by the government of Singapore in relation to the sale of short-range anti-armor weapons.

  Tax Indemnity

        The sale and purchase agreement provides for a tax indemnity pursuant to which mg technologies ag and its subsidiary, MG North America Holdings Inc., among other things, are obligated to indemnify us, subject to certain limits and exclusions, for certain tax liabilities that arise as a consequence of actions occurring prior to the Dynamit Nobel acquisition, as well as certain other events.

  Environmental Indemnity

        The sale and purchase agreement provides for an environmental indemnity setting out environmental related matters in connection with the Dynamit Nobel acquisition. The environmental indemnity provides that mg technologies ag and MG North America Holdings Inc., will indemnify us and our subsidiaries for 50% of the excess amount of losses over the amount of the related reserves (in the case of known claims) and 50% of claims (in the case of unknown claims) related to the contamination of our or our subsidiaries' properties, if notified within ten years. If mg technologies' and MG North America Holdings' responsibility for contamination matters cannot be proven, a sliding scale reduces the percentage further for each year during the five-year period from year six to ten. mg technologies and MG North America Holdings are also obligated to indemnify us for 85% of claims related to legacy site matters, such as environmental matters relating to properties or businesses owned or operated by Dynamit Nobel prior to, but not on, the closing of Dynamit Nobel acquisition, if notified within ten years. In addition, mg technologies and MG North America Holdings are obligated to indemnify us for 50% of the excess amount of losses over the amount of the related reserves for operational compliance matters, if notified by December 31, 2006, and 50% of the excess amount of losses over the amount of the related reserves (in the case of known claims) and 50% of claims (in the case of unknown claims) related to certain environmental damage claims if notified within ten years. All of these indemnity obligations are subject to different minimum per-claim thresholds depending on whether the matter was disclosed or not, and on the subject matter, ranging between €100,000 and €750,000 depending on the type of claim. The indemnity obligations are further subject to certain deductibles, exclusions and limitations.

        Furthermore, mg technologies and MG North America Holdings are obligated to indemnify us for certain environmental risks arising from certain "shared site" structures for a duration of ten years. This indemnity obligation is not subject to the percentages, de minimis and thresholds described above, and it is not subject to most of the general limitations.

        In the event we seek indemnity under any of these obligations, there can be no assurance that mg technologies and MG North America Holdings will adhere to their obligations and we may have to resort to legal action to enforce our rights under the indemnities.

BUSINESS

General

        We are a leading global developer, manufacturer and marketer of technologically advanced, high value-added specialty chemicals and advanced materials. We believe we have leading market positions in most of our businesses, including lithium compounds, fiber anatase titanium dioxide, color pigments and services, ceramic-on-ceramic components used in hip joint prostheses systems and next generation wood protection products.

        Our products, consisting primarily of inorganic chemicals and solutions and engineered materials, are often customized to meet the complex needs of our customers and to enhance the value and performance of their end products. We generally compete in niche markets in a wide range of end-use markets, including construction, life sciences (including pharmaceutical and medical markets), electronics and telecommunications, metal treatment and general industrial and consumer products markets. No single end-use market accounted for more than 16% of our 2003 pro forma net sales.

        We operate globally, manufacturing our products in 99 manufacturing facilities in 25 countries and selling our products and providing our services to more than 60,000 customers. Our customers include some of the world's preeminent companies, such as Alcoa Inc., Robert Bosch GmbH, DaimlerChrysler AG, E.I. duPont de Nemours & Company, Georgia-Pacific Corporation, GlaxoSmithKline plc, Motorola Inc., Novartis AG, Pfizer Inc., Rohm and Haas Company, Sanofi-Aventis, The Sherwin-Williams Company and STMicroelectronics N.V. We believe our products are generally critical to our customers' products' performance, but account for a small percentage of the total cost of their products. No single customer accounted for more than 2% of our 2003 pro forma net sales.

        In July 2004, we acquired the specialty chemicals and advanced materials businesses of Dynamit Nobel. See "Dynamit Nobel Acquisition." Through this acquisition, we have created a further diversified portfolio of distinct specialty chemicals and advanced materials businesses, combining two companies with similar service-driven cultures focused on high margins; expertise in inorganic chemistry; stable profitability; and proven management teams. In addition, we believe the Dynamit Nobel acquisition bolsters our leading competitive positions by enhancing our ability to develop innovative products and solutions for our customers, expanding our technological knowledge and further reducing our exposure to any particular raw material or end-use market.

        Following the Dynamit Nobel acquisition, we operate our business through seven business segments. They are: (1) Performance Additives; (2) Specialty Compounds; (3) Electronics; (4) Specialty Chemicals; (5) Titanium Dioxide Pigments; (6) Advanced Ceramics; and (7) Custom Synthesis. The following table sets forth for each of our seven segments pro forma net sales of such segment and the percentage of our pro forma net sales for the year ended December 31, 2003, as well as our principal products and our principal end-use markets.

	2003 Pro Forma Net Sales
Segment	$ in Millions	% of Total	Principal Products		Principal End-Use Markets
Performance Additives	$535.1	21%	• • • • •	Iron oxide pigments Wood protection products Inorganic chemicals Synthetic and organic thickeners Branded specialty pool and spa performance chemicals	• • • • •	Residential and commercial construction, coatings and plastics Coatings Personal care, paper manufacturing, foundries Pool products distributors, golf courses, agriculture
Specialty Compounds	$176.4	7%	•	High specification compounds such as PVC and TPE	•	Voice and data transmission cables, food and beverage packaging, medical devices, footwear and automotive
Electronics	$143.6	6%	• • •	High purity chemicals and printed circuit board chemicals Photo-imaging masks Recycling and repair service	•	Semi-conductors and printed circuit board manufacturing
Specialty Chemicals	$659.7	27%	• • •	Lithium compounds and chemicals Metal surface treatment chemicals including corrosion protection/prevention oils Synthetic metal sulfides	• • • • • • •
Automotive—Pre-coating metal treatment and car body pre-treatment
Steel and metal working
Life sciences (pharmaceutical synthesis and polymers
Polymerization initiators for elastomers
Aerospace
Greases and glass manufacturing
						Mobile batteries
Titanium Dioxide Pigments	$381.8	16%	• • • •	Titanium dioxide pigments Barium compounds Zinc compounds Flocculants	• • • • • •	Synthetic fibers for clothing Plastics Paper Paints and coatings Pharmaceutical contrast media Water treatment
Advanced Ceramics	$286.0	12%	• • • •	Ceramic-on-ceramic ball head and liner components used in hip joint prostheses systems Ceramic tapes Cutting tools Other ceramic components	• • •	Medical (Hip replacement surgery) Mechanical systems Electronics
Custom Synthesis	$268.4	11%	• •	Pharmaceuticals compounds (advanced intermediates and active ingredients) Equipment engineering and manufacturing	• • •	Pharmaceuticals Agro chemicals Flavors and fragrances

Total	$2,451.0	100%

Business Strengths

        Leading market positions.    We believe that we hold leading market positions within most of our businesses. We believe that based on our 2003 pro forma net sales, we have leading market positions for the following products in each of our seven segments:

Operating Segment	Products		Market Position
Performance Additives	•	synthetic iron oxide pigments	one of three leading global producers
	•	wood protection products	one of three leading global producers
Specialty Compounds	•	value-added thermoplastics compounds for use in high-end data and video communication wire and cable	#1 in North America
Electronics	•	chemicals for the printed circuit board industry	a leading producer in North America and Taiwan
	•	high purity chemicals for the semiconductor industry	a leading producer in Europe
Specialty Chemicals	•	lithium compounds and chemicals	#1 globally
	•	metal surface treatment chemicals and related services	#2 globally
Titanium Dioxide Pigments	•	anatase titanium dioxide pigment for the synthetic fiber manufacturing industry	#1 globally
	•	zinc- and barium-based pigments	a leading global producer
Advanced Ceramics	•	ceramic-on-ceramic ball head and liner components used in hip joint prostheses systems	#1 globally
	•	ceramics cutting tools	#1 in Europe
Custom Synthesis	•	hazardous chemistry and chiral technologies for the synthesis of pharmaceutical compounds	a leading global producer

        Specialty businesses in niche markets with significant barriers to entry.    We believe that nearly all of our businesses operate in niche markets protected by significant barriers to entry, including the following:

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  Customized products and solutions. We develop and manufacture products that meet specific customers' performance requirements. For example, our Performance Additives segment provides specialized pigments and color formulations to specific customers by producing synthetic iron oxide pigments in a wide range of colors, grades and physical forms to serve the construction, paints and coatings and specialty applications markets. Our Specialty Chemicals segment provides lithium compounds that are tailored to specific customer applications, including lithium batteries and high performance greases. In addition, our Custom Synthesis segment manufactures compounds for the life sciences industry through customized production processes, which are, in most cases, tailored to client-specific processes or special technologies such as hazardous chemistry and chiral separation.

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  Technological know-how and expertise. We use our technological know-how to improve and develop innovative products to meet our customers' specific requirements and needs. For example, our Performance Additives segment recently developed a proprietary chemical formulation known as Clearwood that acts as a fungicide, insecticide and water repellant to improve the performance of wood windows and doors. In addition, in our Advanced Ceramics segment, we produce ceramic-on-ceramic ball head and liner components used in FDA-approved hip joint prostheses systems in the United States.

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  Significant switching costs. We believe that many of our customers would experience significant disruption and costs if they were to switch to another supplier. For example, in our Titanium Dioxide Pigments segment, our specialty titanium dioxide pigments represent a small portion of the production cost of our customers' products; however, we believe that switching to a new supplier by a customer would require a significant period of production downtime. In addition, our pharmaceutical customers purchase our Custom Synthesis products on a long-term contract basis for use as intermediates in manufacturing FDA-approved drugs that, in many cases, are subject to patents.

        Diverse Customer and End-Use Market Base.    We operate a diverse portfolio of distinct specialty chemicals and advanced materials businesses. We have more than 60,000 customers worldwide that cover a wide variety of industries and geographic areas. 53% of our 2003 pro forma net sales were generated in Europe, 34% in North America and 13% in the rest of the world. No customer accounted for more than 2% of such net sales, and our top ten customers represented only approximately 11% of such net sales. Our largest end-use market represented approximately 16% of such net sales. The following chart provides a breakdown of our 2003 pro forma net sales by end-use markets:

        Within these end-use markets, there is further diversification by sector, product and region. For example, within the construction end-use market, our Performance Additives segment companies provide materials for new construction as well as companies that focus on remodeling and renovation. In addition, we serve construction materials clients in both the residential and commercial sectors located in North America, Europe and Asia. Within the life sciences end-use market, we serve a number of sectors, including: the medical devices sector through our Specialty Compounds and Advanced Ceramics segments; the pharmaceutical intermediates sector through our Custom Synthesis segment; and the pharmaceutical ingredients sector through our Specialty Chemicals segment.

        Limited exposure to raw materials and energy prices.    We have a broad raw material base consisting primarily of inorganic (non-petrochemical) materials, most of which are readily available and whose prices follow their own individual supply and demand relationships and have historically shown little correlation to each other. Our largest and second largest raw material purchases represented less than approximately 2.3% and 1.0% of our 2003 pro forma net sales, respectively, while our top ten raw material purchases represented less than 7.6% of our 2003 pro forma net sales. Further, our exposure to energy prices is limited as energy costs accounted for approximately 3.2% of our 2003 pro forma net sales.

        Leading technologies and strong brand names.    We believe we are recognized as an innovative industry leader in many of our businesses due to our technological know-how and strong customer focus. We identify, commercialize and market new products, which we develop internally or with third parties, as well as license or otherwise acquire. We believe that a number of our products and business brands have gained strong recognition, including the following:

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  Performance Additives—Granufin, our patented iron oxide granulated pigment, which provides significant advantages in terms of product handling, color consistency and ease of use when used with our Granumat dispensing system;

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  Performance Additives—Preserve and Preserve Plus, our environmentally advanced ACQ timber treatment products, which we introduced as alternatives to traditional arsenic-based chemicals such as CCA;

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  Performance Additives—Garamite, our clay-based additive, which is used in the manufacture of fiberglass composites and provides production efficiencies and enhanced performance of the end-product;

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  Performance Additives—Cloisite, a clay mineral known as nanoclay, which is used in the production of certain plastics;

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  Specialty Chemicals—Ardrox provides a complete range of globally recognized products specifically developed for use in aircraft maintenance programs, ranging from daily cleaning to complete aircraft overhaul;

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  Specialty Chemicals—Our Gardo products (such as Gardoclear and Gardobond) provide complete process solutions for all steps of the chemical treatment of metal surfaces, often tailored for individual customers and their applications; and

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  Titanium Dioxide Pigments—Hombitan is recognized as the world's #1 anatase titanium dioxide pigment for the synthetic fiber manufacturing industry.

        Experienced and proven management team.    We have an experienced management team with a proven record of financial and operational excellence. Since joining us in 2001, Seifi Ghasemi, our chairman and chief executive officer, and Robert Zatta, our senior vice president and chief financial officer, together with other members of our senior management team, have been responsible for introducing several initiatives that have resulted in significant improvement in our business including increased growth in net sales, development of new products, cost reductions, working capital improvements, capital expenditure reductions and improved customer relationships. The heads of our business lines have, on average, over 20 years of experience in the specialty chemicals and advanced materials industry and over ten years at their respective businesses.

Business Strategy

        Building on these strengths, we plan to continue our existing strategy to grow revenue and cash flow and increase profitability as follows:

        Capitalize on Market Growth Opportunities.    We believe that our leading technology and development capabilities position us to capitalize on a number of growth trends affecting our businesses. For example:

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  Advanced Ceramics—We expect this segment to benefit from a growing trend towards replacing plastics and metals with high-performance ceramics. For example, as the only manufacturer and supplier to date of ceramic-on-ceramic ball head and liner components used in FDA-approved hip joint prostheses systems in the United States, we believe that we are well-positioned to capitalize on the global increase in the market for hip implants, which is expected to grow by approximately 8% per year over the next ten years.

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  Performance Additives—We expect this segment to benefit from the growing trend toward the use of color in concrete paving stones and other home remodeling fuelled in part by increased exposure at "do-it-yourself" home centers.

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  Specialty Compounds—We expect to grow sales of this segment for high-end data and video communication wire and cable applications as a result of our joint development agreement with DuPont to create, manufacture and commercialize new Smokeguard® compounds based on Teflon® technologies.

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  Specialty Chemicals—We expect this segment to benefit from the increased demand for lithium-based batteries for mobile electronic applications. In addition, we will benefit from the trend to replace chrome-containing products with chrome-free technologies in metal surface treatment, such as silane-based systems or our patented self-assembling molecule technology.

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  Titanium Dioxide Pigments—We expect this segment to benefit from sales of newly introduced nano-particle titanium dioxide pigments that are used to provide ultraviolet light protection for plastics and coatings.

        Apply our improvement initiatives to the Dynamit Nobel businesses.    Since 2001, following the KKR acquisition and the arrival of our new senior management team, Rockwood has implemented a series of initiatives designed to grow sales, improve productivity, reduce costs and expand margins. Key strategic initiatives included a decentralization of decision making, enhancing accountability for Rockwood's managers, a reduction in overhead cost structure, a focus on manufacturing productivity and cash generation, selective acquisitions and a pursuit of identified organic growth initiatives. These initiatives had positive impact on cash flow and profitability of Rockwood's businesses in recent years. We are currently in the process of applying similar initiatives to the acquired Dynamit Nobel businesses:

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  Reducing overhead costs. Rockwood implemented measures to reduce overhead costs and eliminate redundancies. At the Dynamit Nobel businesses, we have begun to implement plans to cut costs, reduce overhead and eliminate duplicate positions. For example, we closed the former headquarters of Dynamit Nobel in Troisdorf, Germany and eliminated 39 positions and announced the closure of the New Lebanon, New York manufacturing facility of our Advanced Ceramics segment in March 2005 and other restructuring measures at our Specialty Chemicals and Custom Synthesis segments. In addition, we eliminated 26 positions and expect to eliminate nine additional positions in connection with the acquisition of the pigments and dispersions business of Johnson Matthey Plc. We estimate that we will achieve annual cost savings of approximately $15.4 million in connection with these and other actions;

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  Improving working capital management. Since 2001, Rockwood has been successful in reducing its net working capital (accounts receivable and inventory net of accounts payable) as a percentage of net sales by implementing more effective systems to monitor working capital, augmenting further our "just-in-time" inventory management and creating incentives for managers to focus on working capital management. We intend to reduce net working capital as a percentage of net sales at the Dynamit Nobel businesses using the same initiatives;

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  Instilling capital discipline. Rockwood implemented stringent controls to help ensure that maintenance capital expenditures are appropriate and that expansion capital is in line with both capacity and market demands. Over the past four years, Rockwood's capital expenditures as a percentage of net sales have decreased from 6.2% in 2000 to 4.3% in 2003. From 2001 to 2003, the average capital expenditures of Dynamit Nobel were approximately 8.0% of Dynamit Nobel's net sales, of which we estimate a majority were investments in growth prospects. We intend to monitor capital expenditures in all of our segments; and

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  Increasing productivity. Rockwood improved productivity by implementing metrics that allow it to better track its manufacturing productivity, product pricing and expenses. We intend to continue to improve productivity in the Rockwood businesses and target productivity improvements in the Dynamit Nobel businesses by implementing additional productivity metrics, rationalizing plants and reducing headcount, particularly in our Custom Synthesis, Specialty Chemicals, and Advanced Ceramics segments.

        Achieve profitable growth through selective bolt-on acquisitions.    We intend to continue to selectively pursue cash flow accretive bolt-on acquisitions and strategic alliances in order to strengthen and expand our existing business lines. For example, in 2004, we acquired the assets of the pigments and dispersions business of Johnson Matthey Plc. (purchase price of approximately $50.0 million), which strengthened our Performance Additives segment. We also recently completed a combination of the three business lines of our Custom Synthesis segment with Groupe Novasep (purchase price of approximately $107.4 million including assumed net debt) which has strengthened our Custom Synthesis segment. In addition, we set aggressive performance targets for all of our businesses and will refocus or divest those activities that fail to meet our targets or do not fit our long-term strategies. For example, in 2002 we divested our pool and spa accessories business and in 2000 sold our U.K. and Irish water treatment business line.

Our Sponsors

        Kohlberg Kravis Roberts & Co. L.P., or KKR, is one of the world's most experienced private equity firms specializing in management buyouts. KKR's investment approach is focused on acquiring attractive business franchises and working closely with management over the long-term to design and implement value creating strategies. Over the past 28 years, KKR has raised approximately $25.0 billion in private equity funds and invested over $21.0 billion of equity in more than 115 transactions. KKR has made an aggregate common equity and preferred contribution of $572.6 million to us since its acquisition of our company from Laporte plc in November 2000.

        DLJ Merchant Banking Partners III, L.P., or DLJMB, is a leading private equity investor with a 19-year history of investing in leveraged buyouts and related transactions across a broad range of industries. DLJMB is part of Credit Suisse First Boston's Alternative Capital Division, which has more than $36.0 billion under management. Since 1985, DLJMB has invested or committed more than $9.0 billion in 140 portfolio companies. DLJMB made an equity contribution of $159.4 million in connection with the Dynamit Nobel acquisition.

Operating Segments

        The following describes each of our operating segments, as well as the principal products or principal divisions within each segment.

        Performance Additives (21% of 2003 pro forma net sales)

        Our Performance Additives segment consists of business lines which develop and manufacture a range of specialty chemicals that are used in industrial and consumer products and processes to enhance performance or create unique characteristics. This segment manufactures and markets products that are based on a focused research and development effort and a strong technology base. Our Performance Additives segment generated net sales of $418.4 million, $443.8 million and $477.3 million for the years ended December 31, 2001, 2002 and 2003, respectively. Our Performance Additives accounted for 21% of our 2003 pro forma net sales. See note 2 to Rockwood's audited consolidated financial statements and note 3 to our unaudited condensed consolidated financial statements for additional financial information regarding our Performance Additives segment.

  Color Pigments and Services

        Our Color Pigments and Services business line is a global producer of synthetic iron oxide and other inorganic pigments in a wide range of yellow, red, black or blended shades, and serves the construction, paints and coatings, plastics, and specialty application markets with powder, granular and liquid grades. Color Pigments and Services focuses on developing and manufacturing high value-added inorganic pigments. The business also offers a number of unique pigment dispensing systems. Color Pigments and Services generates sales from construction pigments, which include colorings for concrete products such as paving stones, bricks, concrete blocks, roofing tiles, stucco and mortar; from paints and coatings as well as colorants for plastics, paper and rubber; and from specialty applications including security inks, toners for printers and copiers, catalysts and cosmetics.

        Our Color Pigments and Services business line has been driven by product innovation, our brand names and our customer and technical service, including customer-specific color blending. An important component of Color Pigments and Services' product innovation has been our patented granulated pigment, Granufin, which, when used in conjunction with our Granumat dispensing system, offers significant advantages to customers over traditional pigment systems in the coloring of manufactured concrete products, such as ease of handling and consistency in coloring. We believe that Granumat is a leading granulated pigment dispensing system worldwide and is a result of Color Pigments and Services' research and development focus on process and delivery systems for its products. In addition, in May 2000 we commercialized our Chameleon dispensing system, which electronically controls the delivery of pigments into ready-mix concrete when used with our liquid pigment product line.

        In March 2003, we acquired the assets of Southern Color Company, Inc. and its affiliates, which expanded our Color Pigments and Services product portfolio into the brick and decorative market segments and provided us with access to the packaged mortar tolling business. Also in March 2003, Color Pigments and Services purchased a majority interest in a manufacturer of iron oxide pigments in China. The joint venture manufacturers and dry blends pigments and provides us with a continuing source of pigments, as well as an important platform to expand Color Pigments and Services' commercial activities inside the Asia Pacific region. Color Pigments and Services holds a 51% interest in the joint venture.

        In June 2003, Color Pigments and Services entered into an agreement pursuant to which an affiliate of W.R. Grace & Co., which sells admixtures and fibers, distributes our liquid pigments and Chameleon dispensing systems to ready-mix and precast producers in the concrete industry. We believe our combined efforts will provide ready mix and precast customers with added value in the form of colored ready mix concrete.

        In September 2004, we acquired the assets of the pigments and dispersions business of Johnson Matthey Plc., which included facilities located in Kidsgrove and Sudbury, U.K., and Braeside, Australia for approximately $50.0 million. The pigments and dispersions business produces transparent iron oxide pigments and dispersions, color concentrates and complex inorganic pigments used in the surface and wood coatings, plastics, building materials and print ink markets. In addition, we acquired the assets of Hamburger Color Company Inc., a producer of liquid pigments, which included a facility in King of Prussia, Pennsylvania.

  Principal Products

        Construction Color Pigments and Services.    We develop and manufacture principally iron oxide pigments for manufacturers of construction products for use in the coloring of concrete products, including paving stones, bricks, concrete blocks, roofing tiles, stucco and mortar. Color Pigments and Services' major U.S. brand is Davis Colors and its key products include Granufin/Granumat, Hydrotint, Mix-Ready and Chameleon. Granufin is a unique, dry, micro-granulated pigment that combines the flow characteristics of a liquid with the storage and handling advantages of a powder. The Granumat dispensing system offers a variety of configurations and features designed to accommodate the varying requirements and budgets of concrete product manufacturers. Granufin pigments and the Granumat system improve product handling and color consistency for our customers. The granulation technology used in Granufin is patented until 2007 in the United States. Our Chameleon system, which works in combination with our liquid pigments, automatically weighs, blends and conveys colors into a ready-mix truck using a standard personal computer and custom-developed Windows-based software.

        Paints, Coatings and Colorants.    We also develop and manufacture colored pigments for the paints, coatings, plastics, paper and rubber end-use markets under the brands Ferroxide, Trans-oxide, Colour Plex and Tintersol. We produce a wide variety of pigments for this market which include synthetic iron oxides, corrosion inhibitor pigments, natural pigments such as burnt umbers and siennas. The largest application for these products is colorants used in architectural, industrial and special purpose paints and coatings. Color, ease of dispersion and chemical stability are the primary characteristics of our products, which can be used in a wide variety of both solvent and water-borne systems. We believe that a number of Color Pigments and Services' products are considered industry standards in the markets in which we compete, such as our yellow pigment for architectural and industrial applications and our heat stable tans, which can tolerate applications requiring high temperature processing, such as plastic compounding and roofing granules.

        Specialties.    Our iron oxide pigments are also used in a wide variety of specialty applications such as toner for large printers and copiers, security inks used to print bank notes, catalysts for styrene production and cosmetics. Each of these markets requires specialized pigments with unique properties which are often as important as the coloring characteristics. For example, printer toners require specific magnetic properties whereas pigments used in cosmetics require color and purity.

  Competition

        We believe the global iron oxide pigments market consists of three major producers and a number of other smaller producers in the United States, Europe and China. We believe Lanxess Corporation and Elementis plc are the only other two major producers in addition to Color Pigments and Services. Competition in this market is based on customer service, product attributes such as product form and quality, and, to some degree, price. Product quality is critical in the higher end of the market on which Color Pigments and Services focuses as inconsistent product quality can have an adverse impact on the color consistency of the end-product.

  Customers

        Color Pigments and Services' key customers include Engelhard Corporation, Oldcastle (CRH plc), Pavestone Company, The Sherwin-Williams Company, Degussa, Unilock Ltd. and Xerox Corporation, each of which has been our customer for at least ten years. Color Pigments and Services' customer base is highly fragmented.

  Timber Treatment Chemicals

        Our Timber Treatment Chemicals business line is a manufacturer of wood protection products primarily in North America. Wood protection products enhance the performance of wood by increasing its longevity through protection from decay and fungal or insect attack. Our specialty timber chemicals also add water repellency and fire retardancy to wood products. Timber Treatment Chemicals' products include wood protection products based on our ACQ technology, which was awarded the EPA Presidential Green Chemistry Challenge Award in 2002, and CCA. Other products include recently introduced wood protection products for wood windows and engineered wood products such as oriented strand board, as well as a range of specialty additives with fire retardant, water repellent or moldicide properties. Applications include wood protection products used for decking, fencing, playground equipment, garden furniture, house construction materials, utility poles, and other wood constructions.

        Timber Treatment Chemicals also manufactures inorganic chemicals such as nitrates and chlorides for various industrial applications, including chemicals that are added to concrete as curing accelerants and corrosion inhibitors, chemicals that are used for odor control in water treatment, galvanizing fluxes, micronutrients, pesticides, and catalysts used in the manufacture of textile resins.

        Many of our Timber Treatment products are registered pesticides and subject to extensive regulation. In February 2002, the EPA announced a voluntary decision by CCA manufacturers, including our subsidiary, to amend their registrations for CCA to limit use of CCA-treated lumber in most residential settings. In the culmination of that process, in March 2003, the EPA amended the registrations for CCA prohibiting CCA treatment of wood, effective December 31, 2003, for use in most residential settings, including play structures, decks, picnic tables, landscaping timbers, residential fencing, patios and walkways and boardwalks. Similar initiatives were enacted in Canada by the Pest Management Regulatory Agency which imposed similar limitations on the use of CCA-treated wood. The EPA is currently conducting a risk assessment of CCA-treated wood. The results are expected in 2005. In addition, in June 2001, special interest groups petitioned the Consumer Products Safety Commission, to ban and recall all CCA-treated wood in playground equipment and refund consumers the cost of the CCA-treated wood playground equipment that they purchased. In November 2003, the Consumer Products Safety Commission denied the petition.

        In Japan, the use of arsenic-based chemicals, such as those used in the manufacture of CCA wood protection products, is restricted through legislation limiting the levels of arsenic allowed in rainwater runoff from outdoor wood product storage areas. Due in part to the effect of this legislation, we have been able to attain a significant portion of the Japanese timber treatment chemicals market through our ACQ product line. Various types of restrictive legislation which would further affect the ability to use arsenic-based chemicals are currently being proposed in various jurisdictions in the United States and Canada. In European Union markets, restrictions were enacted in mid-2004.

        We believe that Timber Treatment Chemicals is a leading provider in North America of new generation alternative timber treatment chemicals, such as ACQ, which does not contain chrome, arsenic or any other chemicals classified as "hazardous" by the EPA. We developed this technology to produce ACQ pursuant to a license agreement with Domtar Inc. and through the acquisition of the Kemwood business from Kemira OY. We have further developed this technology and created our own proprietary line of ACQ products under the brand names Preserve and Preserve Plus. We believe the market for environmentally advanced chemicals like ACQ is growing rapidly in North America as well as in Europe. As a result, in February 2001, we signed a licensing agreement with Osmose, Inc., another major producer of timber treatment chemicals, to license our proprietary ACQ technology to Osmose. Our ACQ technology is patent protected in the United States through mid-2007.

        ACQ demand has increased following an industry-wide voluntary transition to non-arsenic-chrome-based wood protection products discussed above. As a result, we invested approximately $8.5 million to build a new plant in Harrisburg, North Carolina to produce ACQ, the non-arsenic chrome-based protection products produced by our Timber Treatment Chemicals business. This new plant was completed and commenced full production in October 2002.

        In addition, Timber Treatment Chemicals provides a broad range of technical expertise and services to its customers. In particular, Timber Treatment Chemicals works closely with its customers to assist them in reducing the total cost of their manufacturing process, by supplying timber treatment chemicals as well as treatment equipment, along with technical support.

  Principal Products

        We develop and manufacture a broad range of wood protection products, fire retardant and specialty chemicals for use in residential and industrial wood applications. In addition, we provide treatment equipment which facilitates the handling and treatment of wood and chemicals and we provide comprehensive technical support services to timber treaters. Timber Treatment Chemicals' key brands include Preserve, Preserve Plus, Ultrawood, SupaTimber, D-Blaze, Comptec and Clearwood.

        We also develop and manufacture inorganic metallic chemicals for certain specialty markets. These include zinc chloride-based products, other chlorides, and a range of nitrates and other chemicals. Some of these products are manufactured using by-products from other large chemical companies.

  Competition

        We believe that Timber Treatment Chemicals was one of the leading manufacturers of wood protection products in North America in 2003, along with Arch Chemicals, Inc. and Osmose, Inc. BASF Corporation, Kurt Obermeier GmbH & Co. KG and Weyl GmbH are other competitors, particularly in Europe. Competition for wood protection products is mainly based on price, customer support services, innovative technology and product range. In the inorganic chemicals market, we operate in niche areas, and therefore have few overall competitors. Competition in the inorganic chemicals market is mainly based on quality, customer support services and price.

  Customers

        Timber Treatment Chemicals sells its products primarily to wood processors who pressure-treat wood. Major customers include Aljoma Lumber, Inc., BB&S Treated Lumber of New England, Coors Bay Lumber Company, Culpeper Wood Preservers, Inc., Eastex Forest Products, Georgia-Pacific Corporation, Koshii Preserving Co. Ltd., Jeld-Wen, Inc., Sunbelt Forest Products Corporation. Customers of our inorganic chemicals product line include Degussa AG, Rohm and Haas Company, Nalco, Inc. and W.R. Grace & Co. Each of these companies has been our customer for at least ten years.

  Clay-based Additives

        Our Clay-based Additives business line is a developer and manufacturer of specialty clay-based rheological additives. These additives are used in a wide variety of products and applications to modify viscosity, thickness and flow characteristics, keep solids in suspension, maintain levels of coloration with a lower amount of pigment, and collect suspended solids into larger particles. End-products in which these additives are used include industrial and architectural coatings, oilfield drilling fluids and carbonless copy paper. The principal end-uses for Clay-based Additives' products are paints, inks and paper-making, household care products, oilfield fluids and other end-uses.

        During the last several years, we have strategically refocused Clay-based Additives' operations by discontinuing or divesting commodity-based, undifferentiated product lines, while providing significant new capital and research and development for the creation of new high-growth and high-margin products for selected industries. As a result, this business line has developed a number of new value-added products and applications. One of Clay-based Additives' recently developed applications is the use of our Laponite synthetic clay as a retention aid in the paper-making process. In addition, we are currently developing new products, including anti-static coatings for paper and variants of Laponite to replace current types of thickeners in personal care products. Other products recently introduced by Clay-based Additives include Garamite, a cost-effective and easy-to-use thickener which provides low volatile organic compounds capability compared to traditional additives used in the manufacture of fiberglass composites; and Cloisite, used in the manufacture of nanocomposite plastics, which are specially engineered composite materials exhibiting superior mechanical, barrier and fire resistant properties compared to traditional plastics and which result in lighter plastic end products. In 2001, our Clay-based Additives business working with General Motors introduced the first commercial exterior automotive application of a new lightweight nanocomposite material based on Cloisite nanoclay on the step assist of the GMC Safari and Chevrolet AstroVan. In addition, in January 2004, General Motors adopted this lightweight nanocomposite technology for the body side molding of the 2004 Chevrolet Impala, GM's highest volume car.

  Principal Products

        Coatings and Inks.    We offer a comprehensive line of additives which modify the viscosity, flow and suspension properties of coatings and inks, including Claytone for the manufacture of special purpose coatings, such as bridge, marine and maintenance paints, and architectural coatings, and Laponite for the manufacture of automotive coatings. Our Garamite additives are used in the manufacture of high solids, low volatile organic compounds epoxy coatings for industrial applications.

        Paper-Making.    We serve the paper industry with a growing product line that includes bentonite retention aids, which are used in the paper-making process to reduce fiber losses and aid in water drainage from the sheet, and an additive which provides fade-resistant color for carbonless copy paper. We also produce a form of Laponite which is used in the production of clear, flexible and moisture-resistant films and coatings with conductive, anti-static and anti-sticking properties, that are used in the manufacture of specialty photographic and anti-static papers, ink jet papers and anti-static packaging.

        Consumer and Household Care Products.    We develop and manufacture a wide range of natural clay-based rheology modifiers, including Gelwhite and Bentolite, for the consumer and household care markets. In addition, Laponite also has functional properties that improve the performance of a wide range of consumer products, such as personal care products, creams, lotions, cosmetics and hard surface household cleaning products for the kitchen and bathroom.

        Oilfield.    We offer a line of Claytone organoclays, which are a type of specially treated clays, for use in diesel and synthetic oilfield drilling fluids, which help to control viscosity and flow properties. These additives also help to suspend the cuttings in the fluid, so that they can be expelled from the well efficiently. We recently introduced a Garamite additive for use in deep well drilling that requires higher performance.

        Other.    We developed the Cloisite range of clays for the manufacture of nanocomposite plastics. Although Cloisite has not yet been released for large-scale commercial sale, we have entered into a joint development agreement in the United States with General Motors Corporation in connection with our efforts to develop nanoclays for automotive components, such as external trim and facia. In January 2004, General Motors adopted this technology for the body side molding on the 2004 Chevrolet Impala. Cloisite clays are also being evaluated in a wide range of rubber-based formulations for industrial applications. In addition, our Garamite range of clays is used in the manufacture of fiberglass composites.

  Competition

        Clay-based Additives operates in specialty markets, and competes based on its research and development capabilities, its ability to produce innovative high-value product solutions and technical support. Our direct competitors in these markets include Elementis plc, Süd-Chemie Ag, R.T. Vanderbilt Company, Inc. We also compete with manufacturers who produce non-clay-based alternatives to our end-users.

  Customers

        We supply major coatings manufacturers such as Akzo Nobel Coatings bv, BASF Corporation, E.I. duPont de Nemours and Company, Hempel A/S, PPG Industries Inc., and The Sherwin-Williams Company; paper chemical and paper-making companies such as Arjo Wiggins Appleton Holdings Limited and Ciba Specialty Chemicals Water Treatments Ltd.; ink-makers such as Sun Chemical Corporation; and oil drilling and services companies such as M-I L.L.C. Each of these companies has been our customer for at least ten years.

  Water Treatment Chemicals

        Our Water Treatment Chemicals business line is a producer of pool and spa specialty chemicals in the United States. This business line also develops and manufactures surface water chemicals. Our pool and spa specialty chemicals, which are primarily non-chlorine based, are all sold under premium brand names as well as private label brands mainly through distributors to pool and spa professionals and retailers that then sell to consumers. The surface water chemicals portion of this business serves the professional aquatic applicator, turf and ornamental, aquaculture, vegetation management and agricultural irrigation industries. In addition to developing and manufacturing surface water chemicals, we offer professional treatment services for lakes, ponds and reservoirs.

        We sell our pool and spa specialty chemicals under a number of premium brands, such as GLB, Rendézvous, Leisure Time, Robarb and Applied Biochemists, as well as under private label brands. In surface water chemicals, our premium branded products include Applied Biochemists, Cutrine-Plus and Aquashade, and we have developed innovative products for surface water treatment, such as Clearigate, an environmentally advanced herbicide for irrigation systems.

  Principal Products

        Our pool and spa chemicals are primarily non-chlorine based specialty chemicals such as algaecides, clarifiers, fragrances and foam reducers. Our major pool and spa product lines include GLB Pool & Spa, which offers a comprehensive selection of pool and spa specialty chemicals and sanitizers under the GLB and Rendézvous brand names; Leisure Time, which offers a complete spa water care treatment line; and Robarb, which includes Super Blue, a leading water clarifier with over 20 years of history as a brand. In addition, our Applied Biochemists brand offers a full line of pool chemicals including specialty algaecides for service professionals.

        Our surface water chemicals include copper-based algaecides and herbicides to control aquatic plant growth, dyes to control aquatic weed and algae growth, and a range of enzyme and microorganism blends for use in septic and waste water systems. Our surface water treatment product lines include Clearigate which is a patented, environmentally advanced herbicide developed to control nuisance aquatic vegetation especially for the agricultural irrigation market. Our Applied Biochemists brand of surface water treatment chemicals includes specialty algaecides and aquatic herbicides. Cutrine Plus is a liquid algaecide which can be used in a wide range of applications, and Aquashade is a line of aquatic dyes which help to control aquatic plant growth in lakes and ponds.

  Competition

        We believe that Water Treatment Chemicals is a leading pool and spa specialty chemicals producer in the United States. Other competitors include Arch Chemicals, Inc. and Biolab, Inc. In the surface water chemicals segment, competitors include Baker Hughes Incorporated, Griffin LLC and SePro Group Ltd. Some of our competitors are also customers in other product areas. Competition in these markets is mainly based on brand identity, technical competence, price and customer relationships. In addition, a number of the products in the water treatment chemicals market are subject to governmental environmental regulation and registration requirements, which can affect the ability of other manufacturers to offer competing products.

  Customers

        The majority of Water Treatment Chemicals' sales are through distributors that then sell to mainly local or regional dealers. We also sell directly to some of the larger pool and spa dealers. Pool and spa specialty chemicals customers include Keller Supply Company, Leslie's Poolmart, Inc. and South Central Pool Corporation. Surface water customers include Cygnet Enterprises, Inc. and Helena Chemical Company. Each of these companies has been our customer for at least five years.

        Specialty Compounds (7% of 2003 pro forma net sales)

        Our Specialty Compounds segment develops and manufactures thermoplastic materials possessing specialized characteristics, such as fire and smoke retardance, reduced weight or barrier properties, which are tailored to the specific needs of each intended end-product. These products are grouped into six key end-product areas: wire and cable, consumer performance products, medical devices, automotive components, regulated packaging and footwear. Specialty Compounds segment had net sales of $171.7 million, $168.8 million and $176.4 million for the years ended December 31, 2001, 2002 and 2003, respectively. Our Specialty Compounds segment accounted for 7% of our 2003 pro forma net sales. See note 2 to Rockwood's consolidated financial statements and note 3 to our unaudited condensed consolidated financial statements for additional financial information regarding our Specialty Compounds segment.

        Our Specialty Compounds segment focuses on sales of high margin products and operates as a global specialty performance plastic compounding business. We developed and commercialized SmokeGuard, our specialty compound for use in high-end data and video communication wire and cable, which must meet stringent fire retardant and low smoke generation standards. We also developed a compound for beverage closure seals and caps. This new compound prevents ozone from attacking the cap and seal and does not affect the taste of water and carbonated beverages, therefore significantly increasing the shelf life of these beverages. We also focus on thermoplastic elastomer, or TPE, compounds in our consumer performance and automotive products areas. In addition to our product offerings, we provide strong, comprehensive customer service and technical expertise by developing innovative products to satisfy our customers' unique needs.

        We intend to invest in next generation plastic compounding technologies. For example, in 2003, Specialty Compounds entered into a joint development agreement with E.I. duPont de Nemours and Company to create, manufacture and commercialize new Smokeguard® compounds based on Teflon® technologies to further raise the safety and performance standards for a variety of wire and cable compounds. Specialty Compounds is also working closely with Performance Additives to create a patented composite material that exhibits superior flame retardancy for wire and cable jacketing and sheathing.

  Principal Products

        Wire and Cable Compounds.    We develop and manufacture low-smoke vinyl alloys, such as SmokeGuard, which are used in high-end data and video communication, fiber optic and fire alarm wire and cable; halogen-free plastics, such as Sentra, which are used in industrial, aerospace, shipboard or oil rig cables as well as in communication cables; and a variety of TPE compounds, such as Garaflex, which are used in flexible cords, tray cables, booster cables, welding cables and automotive wiring. We believe that there is significant growth potential for the wire and cable product line in Europe as a result of the evolution of a common market standard with higher specifications for wire and cable compounds. Unlike in North America, European wire and cable standards dictating certain safety specifications such as fire and smoke resistance have not yet been enacted. However, we anticipate that European legislation mandating specific guidelines for wire and cable will be implemented within the next several years, providing significant new market opportunities for the SmokeGuard and Sentra product lines.

        Consumer Performance Products.    We develop and manufacture custom-made plastic compounds for use in products such as moldings, sealing gaskets, tool handles, writing instruments and ladder feet as well as other TPE-based products. Our product line includes Garaflex, Garaflex V, Garaflex E, GE Series and GM Series. We have also developed a soft-touch compound, Evoprene, that is currently undergoing approval processes for a number of applications, including synthetic wine corks and seals for consumer storage devices.

        Medical Devices Compounds.    We develop and manufacture a series of high-quality polyvinyl chloride, or PVC, compounds which are used to manufacture products such as tubing, disposable masks, and extraction resistant compounds used to make products to handle blood and bodily fluids.

        Automotive Compounds.    We develop and manufacture compounds for interior and exterior automotive applications such as airbag covers, steering wheel covers, gear shift knobs and boots, handle grips, body side molding and window gaskets.

        Regulated Packaging.    Under the Alphaseal trademark, we develop and manufacture specialty closure materials for soft drinks, beer, bottled water, juice, and other beverage applications which have proven their performance, including purity in taste and odor, consistency in the force needed to remove the closures, reliable carbonation retention, and performance on a variety of molding machine types in various applications.

        Footwear Compounds.    We develop and manufacture a broad range of compounds for unit soles, uppers, mid-soles, slippers and heels for the diverse requirements of the footwear market. Applications include industrial boots, deck shoes, casual dress shoes, snow boots, slippers and athletic wear.

  Competition

        Specialty Compounds' key competitors are Advanced Elastomers Systems, L.P., Colorite Plastics Co., DS Chemie GmbH, European Vinyls Corporation, Georgia Gulf Corporation, Norsk Hydro ASA, PolyOne Corporation, Teknor Apex Company and W.R. Grace & Co., most of which serve only a subset of Specialty Compounds' markets. We believe that only Teknor Apex is active in all of Specialty Compounds' markets. Competition in specialty compounds occurs primarily on the basis of quality, product innovation and the ability to meet demanding customer and regulatory specifications.

  Customers

        Specialty Compounds sells products to a wide range of customers. Its major customers include Alcoa Inc., Belden/CDT Inc., Berk-Tek Consolidated, Coleman Worldwide Corporation, CommScope/ Systimax, Inc., Corning Incorporated and Judd Wire Inc. Each of these companies has been our customer for at least ten years.

        Electronics (6% of 2003 pro forma net sales)

        We supply our customers in the semiconductor and printed circuit board industries with chemicals used in the manufacture of semiconductors, printed circuit boards, and photomasks from our Electronic Chemicals business line, photo-imaging masks from our Photomasks business line, and silicon wafer refurbishment services from our Wafer Reclaim business line. Our Electronics segment generated net sales of $152.5 million, $147.3 million and $143.6 million for the years ended December 31, 2001, 2002 and 2003, respectively. Our Electronics segment accounted for 6% of our 2003 pro forma net sales. See note 2 to Rockwood's consolidated financial statements and note 3 to our unaudited condensed consolidated financial statements for additional financial information regarding our Electronics segment.

  Electronic Chemicals

        Our Electronic Chemicals business line is a producer of process chemicals, known as high purity chemicals, used in the manufacture of semiconductors, with market positions in Europe and Singapore, as well as chemicals used by printed circuit board manufacturers and photomask manufacturers, with market positions in the United States and Taiwan. In addition, we are in the process of expanding our manufacturing capabilities for printed circuit board chemicals in China to enable us to supply this expanding market. We expect this facility to be operational in the fourth quarter of 2004. We also offer related outsourcing services to manage the process chemical needs of semiconductor manufacturers. Electronic Chemicals' key products include acids, bases, solvents and mixtures used principally for cleaning and etching silicon wafers and printed circuit boards.

        Electronic Chemicals bundles high-quality tailor-made formulations and patented products with technical service and strong systems capabilities. These characteristics also enable us to offer our customers a service we call total chemicals management, through which we are able to manage a customer's supply of electronic process chemicals, including chemicals supplied by third parties, and related logistics.

  Principal Products

        Printed Circuit Board Chemicals.    We develop and manufacture chemicals for the printed circuit board industry, such as oxide treatments, electroplating additives, etching technology, electroless copper processes, Co-Bra Bond, the newer oxide replacement technology and a proprietary direct metallization process known as Shadow.

        High Purity Chemicals.    We develop and manufacture a wide range of ultra-pure chemicals used in the manufacture of electronic and computer components such as semiconductors, silicon chips, wafers, and liquid crystal displays. These products include chemicals used to remove controlled portions of silicon and metal, cleaning solutions, photoresist strippers, which control the application of certain light-sensitive chemicals, edge bead removers, which aid in the uniform application of other chemicals, and solvents.

        Photomask Chemicals.    We also develop and manufacture a broad range of chemicals used in the manufacture of photomasks. Like the high purity chemicals, these products are subject to strict purity specifications, although these specifications are generally not as stringent as those for our high purity chemicals.

        Electronic Chemicals Services.    We provide a range of analytical, logistical and development support services to the semiconductor industry. These include total chemicals management, primarily offered in Singapore, under which we manage our clients' entire electronic process chemicals operations including providing logistics services, development of application-specific chemicals, analysis and control of customers' chemical distribution systems and quality audit and control of all inbound chemicals, including third party products.

  Competition

        Key competitors in printed circuit board chemicals are Atotech Deutschland GmbH, Cookson Group plc, MacDermid Incorporated, Rohm and Haas Electronic Materials (Shipley). Key competitors in high purity chemicals include Honeywell International, Inc., Air Products & Chemicals, Inc., Kanto Corporation, Mitsubishi Chemical Corporation and Mitsubishi Gas Chemical Company, Inc. The key competitor in photomask chemicals is Air Products & Chemicals, Inc. Competition in this market is based mainly on customer service, product quality and technological advancements.

  Customers

        We supply our electronic chemicals and related services to semiconductor and printed circuit board manufacturers. Electronic Chemicals' three largest customers in 2003 were Compeq Manufacturing Co., Motorola, Inc. and STMicroelectronics N.V. Each of these companies has been our customer for at least ten years.

  Photomasks

        We manufacture photomasks both in Europe and North America under the Compugraphics brand name. Photomasks are a key enabling technology to the semiconductor and integrated circuit industries, and perform a function similar to that of a negative in conventional photography.

        We believe that Photomasks has achieved its success through its technical abilities and product quality, as well as through customer service and its low cost base, both of which have been especially significant in the recent semiconductor industry downturn. We have achieved high standards of specification, quality, delivery and manufacturing efficiency through our use of statistical process control and other advanced manufacturing techniques. Our equipment is designed to serve the mainstream semiconductor industry.

  Principal Products

        We manufacture photomasks, which are used as master images to transfer integrated circuit detail onto semiconductor wafers during the fabrication of integrated circuits and other types of electronic components, such as thin film magnetic recording heads and optoelectronic devices, which emit or detect light. In addition, we refurbish and replace pellicles for photomasks manufactured by us and other photomask manufacturers.

  Competition

        Photomasks competes primarily with DuPont Photomasks, Inc., which announced it is being acquired by Toppan Printing Company, and Photronics Inc. Competition occurs primarily on the basis of technical specification, product quality, delivery performance, price and customer service and support.

  Customers

        Photomasks' customer base includes many major semiconductor manufacturers such as Analog Devices, Inc., Philips Semiconductors, Freescale, Inc. and STMicroelectronics N.V., each of which has been our customer for at least ten years.

  Wafer Reclaim

        Our Wafer Reclaim business line is a provider of semiconductor wafer refurbishment services with market positions in the United States and Europe. Silicon wafers that have been used to monitor or test semiconductor manufacturing processes are generally reclaimed and reused as test pieces. We estimate that three out of every ten wafers used in an established semiconductor manufacturing facility are test wafers.

        We work with semiconductor manufacturers to refurbish used test wafers and return them to the manufacturer for reuse in test and process monitor applications. We also believe that we benefit from the fact that many of these semiconductor manufacturers are also customers of Electronic Chemicals and Photomasks and can gain an advantage from these established relationships.

        In January 2003, we announced a $7.0 million expansion and refurbishment project for our Greasque Wafer Reclaim facility located in the South of France. The project focused on increasing capacity and enhancing capabilities, particularly in the area of 8" (200mm) reclaimed silicon wafers. The project was completed in September 2003. We believe that as a result of this project we enhanced our ability to penetrate the European marketplace for 8" (200mm) wafers, as well as maintain our market share in the refurbishing of 6" (150mm) wafers. We have increased our 8" (200mm) capacity from 370,000 to 550,000 wafers per year to meet future market demand. In December 2003, we acquired a majority interest in Innovative Silicon Technologies, or iSILTEC, a wafer reclaim business in Germany that is capable of reclaiming next-generation 12" (300mm) wafers and in December 2004 acquired the remaining interests from the minority shareholders.

  Principal Products

        Wafer Reclaim does not manufacture products, but rather is a service business that refurbishes used wafers for global semiconductor manufacturers and returns them for reuse in the testing process. We clean and inspect the wafers, restore surfaces, and remove film from the wafer surface in order to improve the performance of the wafer. We have the ability to reclaim 4" (100mm), 5" (125mm), 6" (150mm) wafers and higher margin 8" (200mm) wafers.

  Competition

        Wafer Reclaim's primary competitors include Hamada Heavy Industries Limited, Kobe Precision Inc., Mimasu Semiconductor Industry Co. Ltd. and Rasa Industries Limited and Pure Wafer. We also compete to a degree with manufacturers of virgin test wafers. The primary bases of competition for this business line are quality of service and price.

  Customers

        Wafer Reclaim's customers include most of the major semiconductor producers including Analog Devices, Inc., Atmel Corporation, Cypress Semiconductor Corporation, Freescale Semiconductor, Inc., Intel Corporation, International Business Machines Corporation, International Rectifier Corporation, Microchip Technology Incorporated, National Semiconductor Corporation, Philips Semiconductors, STMicroelectronics N.V. and Tower Semiconductor Ltd. Each of these companies has been our customer for at least ten years.

        Specialty Chemicals (27% of 2003 pro forma net sales)

        Our Specialty Chemicals segment, which we acquired in the Dynamit Nobel acquisition and operates under the Chemetall brand name, develops and manufactures metal surface treatment products and services, lithium chemicals and fine chemicals for a wide range of industries and end markets. This segment is comprised of two business lines: (1) Surface Treatment, which supplies surface treatment products and solutions for metal processing industries; and (2) Fine Chemicals, which supplies lithium products across the entire value chain from raw materials to specialty lithium compounds and advanced metal-based specialty chemicals to niche markets. Our Specialty Chemicals segment generated net sales of $557.7 million and $568.2 million for the years ended September 30, 2001 and 2002, respectively, and $659.7 million for the year ended December 31, 2003. Our Specialty Chemicals segment accounted for 27% of our 2003 pro forma net sales. See note 3 to our unaudited condensed consolidated financial statements for additional financial information regarding our Specialty Chemicals segment.

  Surface Treatment

        We believe that our Surface Treatment business line is a leading global supplier of surface treatment products and solutions. Surface Treatment's products are used for a variety of applications and serve the automotive, aerospace and general industrial markets, including steel and metalworking industries. This business line supplies more than 5,000 different products, many of which are based on proprietary formulations and extensive application know-how, to over 30,000 customers and operates in 42 different locations in over 28 countries. Surface Treatment operates along the following five business divisions based on its core end-markets: (1) Advanced

Technologies; (2) Performance Products; (3) Automotive Technologies; (4) Aerospace Technologies; and (5) Glass Technologies.

        In Surface Treatment, we develop and supply products and solutions for the chemical pretreatment of metals and other substrates, some of which are customized for individual customers and applications. Our products and solutions are critical to many areas of the metal processing industry because they protect metals from corrosion, facilitate forming and machining, allow parts to be processed in a clean and grease-free environment and ensure good coating adhesion. Other products are used in the cleaning and maintenance of aircraft. As an integrated part of the business, we also offer a full range of customer services, including process control and analysis of chemical baths at clients' facilities.

        Surface Treatment competes in markets characterized by significant barriers to entry, including integrated raw material sources, proprietary manufacturing technologies and know-how, demanding product-handling requirements, rigorous product quality and performance standards and specifications and longstanding service-intensive customer relationships. In order to remain competitive, we are currently focused on developing new products, improving process technologies and expanding our customer base and broadening our technology capabilities in existing and new markets through internal research and development. For example, we have recently introduced new generations of organic coatings for coil manufacturers and iron-phosphating products for the smaller customer market in the United States. We currently have a number of significant joint ventures across Asia and Eastern Europe, which we believe provide us with the opportunities to further penetrate these high growth regions.

  Principal Business Divisions

        Advanced Technologies.    Advanced Technologies comprises four separate units;

    Automotive suppliers.    We offer cleaning and pretreatment products and services to automotive parts manufacturers for use in the making of automotive parts, such as axles, seats and other metal components. We believe that products for the treatment of steel and aluminum wheels, including a new generation of products based on self-assembling molecules, represent an attractive growth area in this market.

    Cold forming.    We provide products and services used to facilitate the cold forming of tubes, wire drawing and cold extrusion of metal.

    Coil.    We provide products and services used in forming, cleaning and pretreating metal sheets used in the production of steel and aluminum coil.

    General industry.    We offer a range of products and services to a broad range of industrial end-markets that have metal surface treatment applications, including cleaning, activation, conversion coating and final rinsing. Markets include household appliances manufacturing, can producers, heating, ventilation and aluminum finishing markets.

        Performance Products.    Performance Products serves the largest number of customers among Surface Treatments' business units. In Performance Products, we develop a wide range of products such as cleaners, iron phosphates, coolants, paint strippers and flocculants for diverse end-markets, which include various types of small to medium-sized users of cleaners and other surface treatment products. We have recently introduced a new generation of iron-phosphating products in the U.S. market, which we expect will drive significant growth in the next few years.

        Automotive Technologies.    We provide surface treatment products and solutions for automotive OEMs, including an entire range of products and services for use in the "paint shop" step of car body manufacture. The products and services we provide typically represent a low percentage of total car body production costs, but have high value in terms of corrosion protection and surface quality. Major applications include car body pretreatment (zinc-phosphating) and paint coagulation. Our services typically include intensive process control and chemical management function in the customers' production processes.

        Aerospace Technologies.    We provide products and services for aerospace OEMs, airlines and maintenance companies. Aerospace Technologies focuses on four major application areas: cleaning; corrosion protection; maintenance chemicals; and sealants. Cleaning products are used for the interior and exterior cleaning of airplanes. Corrosion protection products include waxes used to protect airframes. Maintenance chemicals for aircraft engines and turbines include high performance cleaners and products for non-destructive testing of engines. Aircraft sealants provide high technology sealing solutions for airplanes and are expected to contribute significantly to growth in the next few years.

        Glass Technologies.    This business division operates in a very specialized niche market and produces specialty products, which are similar to metal surface treatment products but are used on the glass substrates, for glass manufacturers including specialty cleaners, polishing products, cutting oils and cooling lubricants.

  Competition

        We believe that the top five competitors in the global metal surface treatment market held an estimated 90% market share in 2003. We believe that Henkel Surface Technologies is the global market leader, followed by Surface Treatment. The remaining competitors include Japan-based Nihon Parkerizing, PPG and Nippon Paint Co., Ltd. Competition in this market is based primarily on customer service, product quality and technological capabilities.

  Customers

        Surface Treatment serves a diverse customer base. Surface Treatment's largest customers include Daimler Chrysler AG, General Motors Corporation, RNUR (Renault), Arcelor and Volkswagen AG. The composition of the customer base varies widely by business division. Advanced Technologies business division serves approximately 7,500 customers globally in a broad range of industries. Performance Products business division serves approximately 39,500 small and mid-size customers. Automotive Technologies business division serves approximately 20 customers, primarily global OEMs, and Aerospace Technologies business division serves approximately 3,500 customers worldwide.

  Fine Chemicals

        Our Fine Chemicals business line consists of our lithium, special metals, metal sulfides and rubber chemicals product lines. We believe that our Fine Chemicals business line is the leading global producer of basic and specialty lithium compounds and chemicals and advanced metal-based specialty chemicals.

        Fine Chemicals develops and manufactures a broad range of basic lithium compounds, including lithium carbonate, lithium hydroxide, lithium nitrate, lithium chloride, and value added lithium reagents, including butyllithium and lithium aluminum hydride. Lithium is a key component in products and processes used in a variety of applications and industries, which range from lithium batteries, high performance greases, thermoplastic elastomers for car tires, rubber soles and plastic bottles to intermediates for the pharmaceutical industry. In our Fine Chemicals business, we operate our lithium business along the following four business divisions reflecting its core end-markets: (1) Life Sciences; (2) Base Chemicals; (3) Elastomers; and (4) Electronics.

        Lithium brine, which is the primary raw material source for all lithium chemicals, is found in only a small number of locations, including, most importantly, the Atacama Desert in Chile. We have a long-term contract with the Chilean government to produce lithium carbonate from brine in the Atacama Desert, which we believe provides us a secure long-term source.

        Lithium carbonate can be resold or used as a primary raw material for more specialized forms of lithium-based materials. We have developed an integrated, low cost manufacturing capability based on a range of proprietary technologies and advanced equipment, including brine processing technology and aqueous chemistry for a broad variety of lithium salts. In addition to developing and supplying lithium compounds, we provide technical service, including training of customers' employees, for handling reactive and air-sensitive lithium products. We also offer our customers recycling services for lithium containing by-products resulting from synthesis with organolithium products, lithium metal and other reagents. Product quality is critical in the life sciences, elastomers and electronics industries, which ensures customer loyalty. We believe that these services based on our ability to handle highly reactive compounds in large quantities serve as an important barrier to entry and help ensure customer retention. In Lithium, we plan to continue to focus on the development of new products and applications. Over the last 20 years, the use of lithium products has grown substantially in a variety of applications, such as life sciences and electronics, largely as a result of innovation and product development. Currently, we are in the process of developing lithium compounds for several near- to medium-term, new and potentially high growth products for applications such as fuel cells, batteries for electric vehicles or lithium-aluminum alloys.

        Fine Chemicals also develops and manufactures advanced metal-based specialty chemicals along two business divisions based on its principal product groups: (1) Metal Sulfides, which develops and manufactures natural and synthetic metal sulfides used in brake pads and clutch facings and cutting and grinding wheels and (2) Special Metals, which develops and manufactures cesium products for the chemical and pharmaceutical industries and zirconium and titanium products for the airbag industry. Fine Chemicals is the only commercial producer of certain metal compounds, which are used for X-ray image intensifiers and displays for digital X-ray technology. In addition to the development and manufacture of its products, Fine Chemicals has trading and service activities comprising of trading of zinc chemicals and merchandising products in the NAFTA market.

        In our metal-based specialty chemicals business, we are well positioned in the field of metal sulfides and special metals, offering a broad range of products and fully integrated production processes, as a result of which we are a single source supplier for many of our customers. Fine Chemicals benefits from a long-standing expertise in handling, processing and developing new specialty metal products. Fluctuations in purity grades of the products can lead to significant losses in customer's production processes. Fine Chemicals has a reputation among its customers for consistently producing highly customized, quality products. We have had strong sales growth over the past three fiscal years in our metal-based specialty chemicals business, driven by the shift towards synthetic sulfides in brake pads. Currently, we are a major supplier of synthetic metal sulfides for use in brake pads. In addition, we hold several key patents, which, we believe, gives us a competitive advantage in the fast growing synthetic metal sulfides market. In order to further strengthen our competitive position in metal-based specialty chemicals market, we are focused on the production of next generation of synthetic metal sulfides, low oxygen metal powders, powder suspensions in organic liquids and new cesium products for organic synthesis and aluminum brazing. We also continually monitor our customers' industries for potential new applications for our products and often achieve a sole supplier position by being the first to offer our products to potential new customers. In addition, we plan to expand our business by penetrating growth areas such as the United States and Asia.

        We believe that demand for metal sulfides and, in particular, synthetic metal sulfides will increase significantly in the future as a result of the continuing substitution of asbestos-based friction linings, transition from naturally occurring sulfides to synthetic sulfides worldwide and the transition from drum to disk brakes in Asia and the Americas. We also believe that the market for cesium compounds will grow as a result of new applications being developed in the chemicals industry, the pharmaceutical industry, the defense industry and for use as catalysts. As a result of our competitive strengths as a supplier of cesium products for established markets, we believe we are well-positioned to take advantage of this market trend.

  Principal Business Divisions

  Lithium

        Life Sciences.    We develop and manufacture lithium compounds and other products for life science applications, such as special reagents for the synthesis of drug intermediates as well as for the flavor and fragrances industry. The two principal lithium compounds are butyllithium and lithium aluminum hydride, in which we believe we have strong market positions. Various other compounds include lithium metal, grignard reagents and alkoxides. Development of life science applications usually requires regulatory approvals, such as FDA approvals. Our research and development team often works closely together with research and development departments of pharmaceutical companies, especially in the European market in order to develop products and solutions tailored for the customers' needs.

        Base Chemicals.    We develop and manufacture basic lithium compounds which serve a wide range of industries and applications. Our products include (1) lithium carbonate, which is used as a fluxing agent for enamels, glass and ceramic production to lower process temperature in aluminum electrolysis, and as a cement additive for construction applications; (2) lithium hydroxide, which is principally used in high performance greases for automotive and industrial applications; (3) lithium nitrate, which is principally used in rubber industry and (4) lithium chloride, which is principally used in gas and air treatment.

        Elastomers.    We develop and manufacture high-technology lithium compounds for use in rubber and elastomer applications. Our main product, butyllithium, is used as a polymerization initiator for synthetic rubber and thermoplastic elastomers. Generally, these products require a high degree of handling, transport and application know-how and customer service due to their high reactivity. We benefit from being a major supplier with butyllithium manufacturing facilities in all three geographic regions with plants in the United States, Germany and Taiwan.

        Electronics.    We develop and manufacture lithium products for electronic applications, mainly for the primary (disposable) and secondary (rechargeable) battery industries. Our major product is lithium metal, which is used as anode material for primary batteries. Lithium ion-based batteries are used extensively in consumer electronics, such as mobile phones, camcorders and laptops. We are currently developing a new generation of conductive lithium salts used for the battery market, which, we believe, has the potential to drive significant growth in the future.

  Metal-based Specialty Chemicals

        Metal Sulfides.    This business division has two major product lines: friction stabilizers and abrasive additives. Friction stabilizers enhance the power and performance of brake pads and clutch facings and primarily serve the automotive supplier industry while abrasive additives are additive compounds. When bound with synthetic resin, additive compounds act as active fillers in cutting wheels, enhancing cutting effectiveness and tool life of cutting and grinding wheels and primarily serve the mechanical engineering industry. The demand for metal sulfides is driven primarily by the demand in the automotive supplier industry.

        Special Metals.    In this business division, we develop and manufacture a unique range of products based on special metal compounds derived from cesium, rubidium, titanium, zirconium and barium. These products are used in highly specialized, technology-driven end-applications such as X-ray diagnostic systems, airbags, television cathode ray tube and vacuum lamps and serve various end-markets, such as chemical, pharmaceutical, metallurgical, automotive, electronics and pyrotechnical industries.

        Rubber Chemicals.    In this business division, we develop and manufacture products for the rubber and latex industry such as high-speed vulcanization accelerators that are used in latex and solid rubber production and processing. In addition, this business division produces antioxidants that are used in the production and processing of natural and synthetic rubbers, thermoplastic materials and adhesives, and plasticizers that are used for rubber production.

  Competition

        Lithium.    We believe the global lithium market consists of three major producers and a number of other small producers. We believe that we are the global market leader in the lithium market with an estimated market share of over 50%. While we offer a diverse range of products from raw materials to specialty lithium compounds, FMC Corporation offers mainly specialty lithium compounds and Sociedad Quimica y Minera de Chile S.A. (SQM) offers a more limited product line focused on basic lithium compounds. Competition in this market is based on product quality, reliability of products and customer service.

        Metal-based Specialty Chemicals.    We believe that in the metal-based specialty chemicals business, Fine Chemicals has a leading market position in its niche markets. It has a leading position in friction materials and is the only supplier offering a full product range of friction stabilizers and abrasive additives based on metal sulfides. Most competitors only offer single product lines in this market. Key competitors include: Dow Corning Corporation, Frimeco Productions GmbH, and American Minerals, Inc., in Metal Sulfides division and Cabot Corporation and SAES Getters, S.p.A. in Special Metals division. Competition in the metal-based specialty chemicals markets in which Fine Chemicals competes is based on product quality and product diversity.

  Customers

        Fine Chemicals serves approximately 1,000 customers worldwide in its lithium business and 700 customers worldwide in its metal-based specialty chemicals products business. Fine Chemicals' customers of lithium products include Bayer CropScience, Kraton Polymers U.S. LLC, SQM Nitratos S.A. and DSM N.V. Fine Chemicals' largest customers of metal-based specialty chemicals products include Bayer.

  Titanium Dioxide Pigments (16% of 2003 pro forma net sales)

        Our Titanium Dioxide Pigments segment, which we acquired in the Dynamit Nobel acquisition and operates under the Sachtleben brand name, is a leading producer of high quality chemical products with a unique range of small inorganic particles that add significant value to customers' products and enhance the economics of customers' production processes. Titanium Dioxide Pigments comprises three business lines: (1) Titanium Dioxide; (2) Functional Additives; and (3) Water Chemistry. Our Titanium Dioxide Pigments segment generated net sales of $319.5 million and $321.3 million, respectively, for the years ended September 30, 2001 and 2002 and $381.8 million for the year ended December 31, 2003. Our Titanium Dioxide Pigments segment accounted for 16% of our 2003 pro forma net sales. See note 3 to our unaudited condensed consolidated financial statements for additional financial information regarding our Titanium Dioxide Pigments segment.

  Titanium Dioxide

        Our Titanium Dioxide business line is a leading producer of specialty grade titanium dioxide (TiO2), serving a wide variety of customers in the synthetic fibers, plastics, paints, coatings, life sciences, cosmetics, pharmaceuticals and paper industries. TiO2 is a fine white powder that derives its value from its unparalleled whitening strength and opacifying ability, which is commonly referred to as hiding power. Our Titanium Dioxide business line's principal products include TiO2 in anatase form, TiO2 in rutile form and titanium specialties. This business line also provides recycling services for sulfuric waste acid.

        There are two ways of producing TiO2: the sulfate process and the chloride process. The chloride process permits production of only rutile TiO2 and is primarily suited for large volume production of standard TiO2 grades. The sulfate process is capable of producing both the rutile and anatase grade of TiO2. Approximately 58% of the globally installed TiO2 capacity uses the chloride process with the remaining using the sulfate process. Unlike rutile grades, anatase grades can only be made through the sulfate process. We employ sulfate process for TiO2 production and thus, the output from approximately 58% of the globally installed TiO2 production capacity does not compete with our anatase products.

        We believe that we have a competitive advantage in fiber anatase production and special high margin anatase applications based on our strong technological capabilities, long-term customer relationships and extensive test runs with regular monitoring of product and process parameters. While representing a negligible part of the fiber material cost, TiO2 application know-how is critical for the production of a value-added product without production interruptions. Due to the process critical nature of the TiO2 in man-made fiber production, customers demand a longstanding anatase application track record. For over thirty years, we have worked closely with fiber producers on the optimization of their product and processes and thereby have built up a significant wealth of customer-problem solution know-how. We intend to grow our Titanium Dioxide business line by focusing the rutile business on selected markets and applications, increasing production capacity by means of enhancing our manufacturing processes and further developing our titanium specialties business.

  Principal Products

        TiO2 in Anatase Form.    We develop and manufacture anatase TiO2 pigments. These pigments can only be produced by the sulfate process and are sold primarily to the global synthetic fiber industry, as well as paper, food and pharmaceutical industries. Our anatase pigments, sold under the brand name Hombitan®, are the leading global selling TiO2 product for applications in the synthetic fiber industry. For synthetic fiber manufacturers, any production downtime is very costly, and the usage of not perfectly formed or homogenous anatase TiO2 crystals can result in excessive equipment wear and breakdowns. Therefore, while anatase TiO2 pigments represent a small portion of overall material costs to synthetic fiber manufacturers, they represent a critical component to the manufacturing process due to quality and value added to the end product. We believe our Titanium Dioxide business line produces a high quality anatase TiO2 and supplies most major producers of synthetic fibers.

        TiO2 in Rutile Form.    We develop and manufacture rutile TiO2 pigments, which are mainly used in special applications such as selected coatings, paints, plastics and laminated paper production processes. In this product area, we are geographically focused on the European market. Rutile-based TiO2 pigments generally possess performance characteristics different from anatase-based pigments. Rutile-based pigments significantly improve the weatherability and durability of polymer products by providing protection against yellowing and preventing embrittlement of the material. Our rutile grades are state of the art products and are used in applications with high technical requirements. However, given the relatively higher selling price of the anatase-based TiO2 pigments, we produce rutile-based TiO2 mainly in order to fully utilize the production capacity of our plant.

        Titanium Specialties.    Our titanium specialties products primarily include "nano-particles", which are exceptionally fine-particled, transparent and easy-to-use pigment formulations that are used across a large and diverse range of applications in small volumes. For example, the specialty grade TiO2 products are used as UV-absorbers in sun protection cosmetics. In addition, the new nano-particles form the basis for innovative wood-protection products and innovative color variations, by the paints and coatings industry. Other uses include catalysts, gas cleansing, photocatalysts and intermediates for special ceramics.

        Recycling Services.    We operate a recycling waste acid recovery plant in Europe in our production facility in Duisburg, Germany. The sulfuric waste acid, which results from the production of TiO2, is recycled and used in the production process. This service is also offered to other TiO2 manufacturers in Europe, and we have a long-term contract with one of our competitors to provide this service.

  Competition

        Titanium Dioxide's key competitors include: (1) Fuji Titanium Industry Co., Ltd. and Kronos Worldwide, Inc. for anatase-based TiO2; (2) DuPont Titanium Technologies, Millennium Chemicals, Inc., Kerr-McGee Corporation, Huntsman LLC, and Kemira oyj ord for rutile-based TiO2; (3) Kemira, Tayca Corporation, Ishihara Corporation and Degussa for TiO2 specialties; and (4) captive capacity of manufacturers for recycling services. Competition in the markets in which Titanium Dioxide competes is generally based on technological capabilities, product quality, price in rutile form and customer service.

  Customers

        Titanium Dioxide has a diverse customer base. Titanium Dioxide's customers include Kronos-Titan and Smurfit.

  Functional Additives

        Our Functional Additives business line is a leading global manufacturer of barium-based and zinc-based inorganic fine white pigments and additives. The main function of these products is to improve brilliance of colors and shine of coatings, improve the mechanical strength of plastic parts and prevent degradation due to exposure to light. Our Functional Additives business line serves diverse end-markets, including the plastics industry, the coatings industry and the pharmaceutical industry.

  Principal Products

        Barium-based Additives.    We produce highly dispersed powders of barium sulfate and are the largest global producer of precipitated synthetic barium sulfates (Blanc Fixe). We provide a unique range of barium-based additives customized for applications in coatings, plastic, colorants, lubricants, PVC stabilizers and thermoplastics, fibers and paper to improve optical, chemical and mechanical properties. We also produce an X-ray-grade barium sulfate used as contrast agent in medical applications, such as X-rays for the stomach and intestine area. The barium-based products also include nano-particle barium sulfates, which are mainly used in coatings and plastics. Barium hydroxide grades are used as intermediates, including for the production of PVC stabilizers and as an additive in phenolic resin synthesis, including for the production of phenolic-resin-based plastics used for sanitary products and electrical insulations.

        Zinc-based Additives.    We believe we are also a leading producer of pure zinc sulfide pigments, mainly used in glass fiber reinforced plastic parts and coatings and a leading supplier of Lithopone, a white zinc sulfide pigment, which is used in plastics and coatings. Lithopone is manufactured by our Huali Sachtleben joint venture in Guangzhou, China.

  Competition

        Key competitors for barium-based additives include Solvay S.A., Gruppo Chimico Dalton S.p.A., Sakai Chemical Industry Co., Ltd. and Chinese barium-producers. Key competitors for zinc-based additives include Chinese lithopone producers. Competition in the functional additives market is primarily based on application know-how, brand recognition, product quality and, to a certain extent, price.

  Customers

        Functional Additives has a diverse customer base. Functional Additives' customers include duPont and Ampacet Corporation.

  Water Chemistry

        Our Water Chemistry business line is a leading manufacturer of polyaluminium chloride, or PAC, and polyaluminium nitrate-based flocculants. Flocculants are added to water to improve its purity before, during and after its use in industrial, commercial and municipal applications. PAC flocculants are widely used in public, industrial and swimming pool water treatment and as a process agent in the paper industry.

        We believe we have achieved a strong market position in Europe due to our comprehensive customer service arrangements, well-established brand names, competitive cost structure and innovative products. Customers in this market increasingly prefer full service offers, which include supply of water treatment chemicals together with services. Given this market trend, we believe that our ability to provide full services will help us maintain our market position. We also believe that demand for PAC flocculants will increase as a result of increased demand from the paper industry and moderate growth in public water treatment.

  Competition

        Our Water Chemistry business line competes in a €190.0 million niche market for inorganic flocculants in Europe. The relevant market is characterized by production overcapacity and geographically constrained by an approximately 300 mile radius around the production plant because the delivered product contains 80 to 90% water, and transportation over longer distances is uneconomical. Key competitors of this business line include Kemira, Rhodia ECO Services, TotalFina Elf and Israel Chemical Ltd./Giulini. Competition in the water chemistry market is primarily based on customer service, brand recognition and location.

  Customers

        Water Chemistry has a diverse customer base. Water Chemistry's customers include Sappi Limited and Stora Enso oyj.

        Advanced Ceramics (12% of 2003 pro forma net sales)

        Our Advanced Ceramics segment, which we acquired in the Dynamit Nobel acquisition and operates under the CeramTec brand name, is a leading global producer of high-performance advanced ceramics materials and products. Advanced Ceramics serves four principal end-markets: (1) medical; (2) electronics; (3) industrial; and (4) automotive, with strong market positions in various niche markets such as medical products, cutting tools and mechanical applications. Advanced Ceramics segment generated net sales of $266.9 million and $224.8 million, respectively, for the years ended September 30, 2001 and 2002 and $286.0 million for the year ended December 31, 2003. Our Advanced Ceramics segment accounted for 12% of our 2003 pro forma net sales. See note 3 to our unaudited condensed consolidated financial statements for additional financial information regarding our Advanced Ceramics segment.

        The global ceramics market comprises products and components based on inorganic, non-metallic, microcrystalline materials that are manufactured at high temperatures. The global ceramics market can be divided into traditional ceramics, such as bricks, tiles and white ware, and high-performance ceramics, which are ceramic materials and products optimized for special purposes. High performance ceramics have superior physical, electrical, chemical or biological properties as compared to traditional ceramics and competing materials, like metals or plastics. Accordingly, they have increasingly replaced plastics and metals as key engineering materials. We compete in the high-performance ceramics segment of the market, offering a wide range of high-performance ceramics products from sealing discs for sanitary fittings to ceramic components for hip joint prostheses to injection components for diesel engines based on piezo technology. These products serve the market's needs for materials that are light, strong, corrosion-resistant and capable of performing in high-temperature environments.

        High-performance ceramics materials include ceramic powders, ceramic additives, structural ceramics and functional ceramics. Ceramic powders and ceramic additives are inputs to the manufacturing processes of structural and functional ceramics. Structural ceramics, also called engineering ceramics, take advantage of the mechanical properties such as hardness and wear-resistance to produce load-bearing or engineered components. Due to their resistance to corrosion and heat properties, structural ceramics are also used to perform under special chemical conditions or at high temperatures. We are one of the leading suppliers in the structural ceramics market. Functional ceramics, also referred to as electronic ceramics, focus on the unique electrical and magnetic properties of ceramics. Ceramic applications in electronic components, such as integrated circuit packages, capacitors and transformers, account for the majority of today's high-performance ceramic materials. We believe that increasing demand for electronic components will continue to offer significant growth opportunities for high-performance ceramics, such as piezo ceramics. As a leading supplier of electronic ceramics materials, we believe we are well-positioned to take advantage of these growth opportunities.

        We believe that we have achieved success in the Advanced Ceramics segment as a result of our focus on selected segments of the high-performance ceramics market that are profitable and our close customer relationships. Almost all of Advanced Ceramics' products are made to order, taking into account specific customer requirements. In many cases, our engineers work in close cooperation with our customers during the design and development phase of new products to ensure highest quality and customer satisfaction. Through its extensive experience, Advanced Ceramics has gained detailed expertise and know-how in the applications areas it is active in. We also benefit from a global network of 12 production sites.

  Principal Products

        Medical.    We currently serve the medical applications market with two product groups: ceramic components for hip joint prostheses, such as ball heads and liners; and ceramic moulds for high-quality latex gloves. The ceramic components for hip joint prostheses are supplied to orthopaedic implant manufacturers in the United States and Europe. Besides their high wear-resistance and good friction behavior, high-performance ceramics are biologically inert, making them one of the few materials that are durable and stable enough to withstand the corrosive effects of bodily fluids. As a result, high-performance ceramics are increasingly becoming more common for medical applications, such as for repair and replacement of hips, knees and other human body parts.

        We expect the global market for hip implants to grow by approximately 8% per year over the next ten years, with the largest portion of the growth captured by the North American market. We believe that ceramic-on-ceramic hip implants benefit from additional substitution effects as young people and more active elderly people are better suited to use ceramic implants, given their numerous attractive properties. Currently, the penetration rate for ceramic-on-ceramic hip-implants in Europe is significantly higher than in North America because the first FDA approval for ceramic-on-ceramic hip joint prostheses systems was granted only in 2003. However, given the relative superior performance and positive early acceptance levels in the United States, we expect the market for ceramic-on-ceramic hip joint prostheses systems to grow rapidly over the next ten years. We believe we are well positioned to take advantage of the growing market as we are currently the only manufacturer of ceramic-on-ceramic hip implant components used in FDA-approved hip joint prostheses systems in the United States to date. Given the difficulties and time involved in obtaining an FDA approval, we believe that we will be the sole supplier in the intermediate term. We also enjoy strong relationships with the largest U.S. and European orthopaedics implant manufacturers. In order to expand capacity and complement our existing medical production facility in Plochingen, Germany, we have started to build a new factory at our site in Marktredwitz, Germany, which will exclusively produce medical ceramics and allow us to serve the volumes required by the growing North American market. We expect to commence production in early 2006.

        Electronics.    We develop and manufacture substrates, electrical resistor cores and ceramic tapes as carriers for electronic circuits. Substrates are ceramic plates with electrical, thermal and mechanical properties that serve as carriers in electronic applications. These highly specialized products are used in a wide range of industries, such as automotive, consumer electronics, aeronautics and telecommunications industries. The demand for these products is driven, in large part, by the activity levels of the semiconductor market. We believe that the expected recovery of the semiconductor market, as well as a positive substitution effect for ceramic applications, will increase the demand for our products.

        Cutting Tools.    We develop and manufacture products used in cutting tools, tools and tooling systems. Ceramic material properties such as high melting points, excellent hardness and good wear resistance make ceramics an excellent high-speed cutting tool material. We enjoy a strong market position as a supplier of ceramic cutting tools, tools and tooling systems for high speed processing in the automotive, metalworking and mechanical engineering industries, with automotive OEMs being our main customers. We believe that ceramic cutting tools are benefiting from a positive substitution trend, allowing them to grow faster than the underlying cutting tools market. The longer life and faster cutting speeds possible with ceramic tools allow customers to save costs by increasing their throughput and reducing the downtimes for replacing the cutting tools.

        Mechanical Applications and Systems.    We also develop and manufacture high performance ceramic components that are used in mechanical applications and systems. Key product groups in mechanical systems include cutting blades, drawing and forming tools, drawing cones and capstans, guide elements, precision parts, preforms and friction discs. Mechanical systems include products used in the sanitary fittings and automotive supplier industries in areas where fluids are pumped, compressed or stirred such as bushings, face seal rings, pump components and valve shims and discs. We primarily supply the general industrial machinery, metalworking, automotive and textile industries with a large number of products customized to the customer requirements.

        Industrial machinery has wear parts, such as pump parts and components for paper and textile machinery, which are exposed to abrasive materials and fluids. High performance ceramic components are critical to increasing the durability and performance of machines and plant equipment. The good friction behavior and thermal resistance properties of ceramics reduce the tendency toward deformation of the materials and machinery utilized in production processes.

        Our customers are currently located mainly in Germany and other parts of Europe. However, we plan to expand our geographic reach. For example, we recently opened a new plant in China and plan to grow over the next five years by further penetrating the rapidly growing Asian market.

        Other products.    We also produce various products in other smaller niche markets. Some of these products are used for applications in certain niche markets with limited growth potential, such as electrical/thermal and ceramic metal connections. Other products, such as piezo ceramic components, are used for applications in certain niche markets with significant growth potential the next few years, primarily in the automotive sector.

  Competition

        Advanced Ceramics' key competitors are Kyocera Corporation, CoorsTek, Inc., Saint Gobain, The Morgan Crucible Company plc and NGK Ceramics Europe S.A. However, each of these competitors has either a different geographical focus or product strategy with respect to small niche applications. Competition in the high performance ceramics market is primarily based on product quality, product specifications and customer service.

  Customers

        Advanced Ceramics has a diverse customer base. Advanced Ceramics' key customers include Robert Bosch GmbH, Stryker Corporation, EPCOS AG and Texas Instruments Incorporated.

        Custom Synthesis (11% of 2003 pro forma net sales)

        We acquired our Custom Synthesis segment in the Dynamit Nobel acquisition. On December 31, 2004, we completed a combination of the three business lines of our Custom Synthesis segment (Dynamit Nobel Special Chemistry, Finorga and Rohner) with Groupe Novasep SAS (which consisted of four businesses: Novasep, Applexion, Orelis and Seripharm). Groupe Novasep specializes in innovative production of active pharmaceutical ingredients from biotechnological or chemical processes, focuses on developing new purification solutions and processes and the design, installation and on site qualification of these innovative purification processes and specializes in large scale chromatography, continuous chromatography processes (VARICOL®), ion exchange and membranes.

        We believe this combination strengthens our Custom Synthesis segment by joining together Groupe Novasep's proprietary separation technologies with our capabilities of developing and manufacturing advanced intermediates and active ingredients for the pharmaceutical and performance chemical industries. We believe the capabilities of new Groupe Novasep will enhance our ability to meet our customers' demands for higher purity levels, cost efficient solutions, strict regulatory and operational controls, and shorter times to market.

        As a result of the combination, our Custom Synthesis segment consists of the following six business lines, each of which has a specific technology focus:

  •
  Dynamit Nobel Special Chemistry, which specializes in scale-up and commercial production of hazardous chemistry with special expertise in azide chemistry;

  •
  Finorga, which focuses on chiral technologies, such as asymmetric synthesis, enzyme resolution and multi-column chromatography, or MCC;

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  Rohner, which offers a range of multi-step synthesis products, including transition metal catalysis, or TMC;

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  Novasep, which offers the development, design and installation of purification equipment and systems for molecules;

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  Applexion and Orelis, which offer separation solutions to purify molecules from natural biological sources; and

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  Seripharm, which specializes in the production of high-potent active pharmaceutical ingredients.

        Custom Synthesis generated net sales of $302.4 million and $307.6 million for the years ended September 30, 2001 and 2002 and $268.4 million for the year ended December 31, 2003. Our Custom Synthesis segment, excluding the Groupe Novasep businesses, accounted for 11% of our 2003 pro forma net sales. See note 3 to our unaudited condensed consolidated financial statements for additional financial information regarding our Custom Synthesis segment.

        This segment serves customers across the entire life cycle of a pharmaceutical product. Modern drugs require multiple steps of production to create the end product. These steps often involve highly complex chemical reactions. While pharmaceutical companies have the technical capability to carry out certain of these manufacturing steps in-house, they are also using custom synthesis manufacturers to provide additional production capacity and to use creative chemical solutions to reduce the production cost of the intermediates, reduce time to market, and hence the overall cost of the end drug. Typically, pharmaceutical companies will contract for a certain annual volume of one or more production steps for a particular drug based on their expectations for demand for the end-product. Therefore, custom synthesis manufacturers play a critical partnership role for their pharmaceutical customers.

        The intermediates used to produce modern drugs can be characterized by where they lie in the multi-step manufacturing process. Basic commodity intermediates are used in the early steps of the manufacturing process. These intermediates tend to require simple chemistry, have a low unit cost and can be provided by a large number of custom synthesis manufacturers. Barriers to entry for this market segment are low, and competition is primarily based on price. As a result, an increasing proportion of commodity intermediates are manufactured by Asian companies, particularly in India and China, as these companies have a significant labor and overhead cost advantage over North American and European companies. The later stages of the drug manufacturing process involve greater complexity in the chemical reactions necessary to produce the intermediates and a higher level of customization. A much smaller number of custom synthesis manufacturers have the expertise and available production facilities to offer the requisite level of service and volume to the customers. The manufacturing process for advanced intermediates used in pharmaceutical products approved by FDA or other applicable foreign regulatory agencies are also subject to FDA's current Good Manufacturing Practice and similar requirements by foreign regulatory agencies. These requirements create additional barriers to entry. Unit prices and barriers to entry are, therefore, much higher in this segment of the market. Custom Synthesis is active in this segment of the market.

        We have a strong research and development team, and four of the five facilities operated by us have implemented standards intended to meet current Good Manufacturing Practice requirements. Three have been inspected by the FDA and found to be in compliance with current Good Manufacturing Practice requirements. We have also developed strong customer relationships based on our rapid response to customers, consistent product quality and reliability of supply. Custom synthesis manufacturers tend to have close relationships with their pharmaceutical customers because specific manufacturing and related confidentiality requirements, which are common in the pharmaceutical industry, make substitution by alternative products and suppliers unlikely. Some of our products are thus supplied to customers on a long-term basis or are for patented drugs whose patent expiration is not due for several years and where we act as a key supplier of intermediates. Leveraging our strong technological capabilities and customer relationships, we are currently developing a broad and diversified project pipeline across a number of customers, including advanced intermediates for potential new drugs. We are also focused on continued technological innovation. For example, we are currently introducing or using cutting edge technologies such as diborane chemistry at Dynamit Nobel Special Chemistry, MCC facilities at Finorga and TMC at Rohner.

        Currently, Europe has the highest commercial significance for our Custom Synthesis segment. However, we believe major growth opportunities exist in North America, particularly the United States. Though half of the production capacity for custom synthesis is installed in Europe, the majority of demand originates in North America. We intend to leverage our existing client base in the United States and significant supply relationship with one leading U.S. pharmaceutical company to further penetrate the North American market.

  Principal Business Lines

        Dynamit Nobel Special Chemistry, or DNSC.    DNSC is a global market leader in hazardous chemistry, focusing on key technologies such as azide, carbon disulfide and diborane chemistries. The majority of compounds manufactured by DNSC is produced for pharmaceutical companies, with the remainder for agrochemicals and other industrial applications. DNSC operates two facilities in Schlebusch (Leverkusen) and Troisdorf, both in Germany. DNSC offers a unique portfolio of core technologies based on hazardous starting materials, including explosive compounds, shock and friction sensitive compounds, highly inflammable gases and liquids, as well as toxic materials. DNSC is a global leader in azide chemistry, which is used to synthesize intermediates of final molecules that have anti-inflammatory, anti-bacterial and blood pressure reducing characteristics. Azide chemistry requires extremely high safety standards, state-of-the art purpose built infrastructure and trained employees. Few companies in Europe and the United States have the capabilities and permits to handle azide chemistry. Hazardous chemistry frequently offers a short and efficient synthetic route for the manufacturing of active pharmaceutical ingredients and advanced intermediates. Pharmaceutical companies are usually neither equipped nor licensed to handle hazardous chemistry in-house. DNSC benefits from its know-how, safety standards, permits and its reputation as a reliable supplier to the pharmaceutical industry.

        Finorga.    Finorga is a leading custom manufacturer of new chemical entities and active pharmaceutical ingredients, involving complex and sophisticated chemical reactions used in multi-step synthesis. Finorga's products are primarily aimed at the pharmaceutical industry, but also include selective fine chemicals for fast growing electronic industry applications, such as liquid crystals. Finorga offers a broad service platform, including quality control, regulatory support, research and development, process transfer, pilot and large scale production. Finorga operates from two separate sites intended to meet current Good Manufacturing Practice requirements at Chasse-sur-Rhone and Mourenx, both in France. Finorga is contributing to the production of one of the top ten drugs worldwide.

        Finorga differentiates itself from its competitors through its focus on sophisticated "chiral synthesis" technologies, which includes asymmetric synthesis and continuous chromatography. Chiral pharmaceutical compounds typically have two chiral forms, each of which can have different potency and side effects on a patient. Pharmaceutical companies are increasingly focused on isolating and producing the more effective chiral form of the compound, or the "enantiomerically pure" drug. We believe approximately 75% of drugs in the current industry pipeline fall into this category. However, the process of isolating the required chiral form during drug manufacturing requires highly complex chemistry and in the separation and purification of the enantiomers. Finorga is one of only a few companies worldwide to offer VARICOL® chiral separation, which is a highly effective and cost efficient way to separate and purify enantiomers.

        Rohner.    Rohner produces chemicals on a custom synthesis and toll manufacturing basis. Rohner is less focused on the pharmaceutical industry than DNSC and Finorga. Between 2000 and 2002, we invested approximately €45 million in a new state-of-the-art multi-purpose production facility, which is dedicated to the production of complex molecules and active pharmaceutical ingredients. Rohner's technologies include TMC, which includes asymmetric hydrogenation and metal catalyzed C-C coupling. TMC refers to a technology platform that enables a highly selective and efficient transformation of specific functional groups of very complex molecules. Asymmetric hydrogenation is a technology that enables a synthesis of molecules with a high degree of purity cost-effectively. Metal catalyzed C-C coupling is a technology that helps build important core structures.

        Novasep.    Novasep offers innovative solutions to pharmaceutical companies to assist them with the purification of molecules. Novasep's core technologies are large scale preparative high pressure chromatography (batch or continuous) and crystallization. Novasep also assists pharmaceutical companies in developing second generation processes able to produce an existing active pharmaceutical ingredients under better technical and economic conditions and in designing, installing and qualifying tailor made purification systems.

        Applexion and Orelis.    Applexion and Orelis offer separation solutions to purify molecules from natural biological sources. The key technologies include low pressure chromatography (normally in continuous mode), ion-exchange, continuous crystallization and membranes (organic or mineral). Key markets addressed by these divisions are the sugar and sweetener industries and the production of bulk enzymes and antibiotics.

        Seripharm.    Seripharm is a former subsidiary of Aventis specializing in the production of high-potent (especially cytotoxic) active pharmaceutical ingredients. Seripharm also develops new high potent active pharmaceutical ingredients for pharmaceutical companies using our purification technologies.

  Competition

        Competition in the market in which our Custom Synthesis segment competes is based on technological capabilities and know-how across a broad range of synthesis technologies, consistent product quality, reliability of supply and ability to meet customers' production demands on a timely basis. Depending on the relevant technology, the main competitors are: Aerojet Fine Chemicals, Avecia Limited, Degussa, DSM N.V., Isochem, Lanxess, Lonza Group Ltd., Omnichem, Orgamol S.A. and PPG Sipsy.

        Competition in our separation technologies is based on technological capabilities, consistent product quality, reliability of supply and ability to meet customers' production demands on a timely basis. Some competitors include Bayer Technology Services, GE Healthcare and Millipore Corporation.

  Customers

        Custom Synthesis has a concentrated customer base. In this segment, our customers include some of the largest and most successful pharmaceutical companies, including Altana Pharma AG, Bristol-Myers Squibb Company, Novartis Pharma AG, Pfizer, Sanofi-Aventis and Schering-Plough Corporation.

Raw Materials

        We purchase raw materials and chemical intermediates from a large number of third parties. We have a broad raw material base, with the cost of no single raw material representing more than 3.5% of our pro forma cost of products sold in 2003. Raw materials constituted approximately 45.4% of our 2003 pro forma cost of products sold on the same pro forma basis. The table below lists the most significant raw materials purchased in 2003 from outside sources and the principal products for which the materials were used.

Raw Material	Segment	Products
Titanium-bearing slag	Titanium Dioxide Pigments	Titanium dioxide
Iron oxide	Performance Additives	Iron oxide pigments
Chromic acid	Performance Additives	Wood protection products
Quaternary amines	Performance Additives	Organoclays/wood protection products
PVC resin	Specialty Compounds	Compounds
Plasticizers	Specialty Compounds	Compounds
Lithium	Specialty Chemicals	Lithium compounds

        Titanium-bearing slag, our largest raw material (in terms of dollars), is the most important raw material used in the production of specialty grade titanium dioxide in our Titanium Dioxide business line of our Titanium Dioxide Pigments segment. We purchase Titanium-bearing slag from two suppliers. Our supply agreement with one of them is for a fixed term until December 31, 2007, subject to automatic annual renewal until December 31, 2011, unless earlier terminated, and contains a fixed price with an annual escalation clause. Our supply agreement with the other supplier is for a fixed term until December 31, 2006 and provided for a fixed price until

December 31, 2004. Price negotiations for the year 2005 have been finalized; the price for the year 2006 will be negotiated in 2006.

        Historically, we have received iron oxide, our second largest raw material (in terms of dollars), from multiple sources and have not experienced any significant supply shortages. Iron oxide is primarily sourced from our plants in the United States, Italy and China, as well as from third parties in India and China. Chromic acid is a commodity chemical used in the formulation of CCA and we have not experienced any significant supply shortages or price fluctuations in the past. We source our chromic acid from Kazakhstan, China, Turkey and the United States through both fixed price and annually adjusted contracts which vary in term from one to three years. As a result of the conversion from CCA to ACQ, in 2004 our principal raw material for our timber business has shifted from chromic acid to quaternary amines, solvents and copper. Accordingly, chromic acid is no longer one of our most significant raw materials. In our Clay-based Additives business line of our Performance Additives segment, quaternary amine is sourced under a long-term contract, which expires in late 2008 and is subject to quarterly adjustment for the price of tallow, the base component of quaternary amine. PVC resin is a commodity product and its pricing is directly related to the price of ethylene and chlorine, as well as PVC industry operating rates and energy prices. Some of the plasticizers we use are generic and considered a commodity product, while others are specific and considered a specialty product. Our supply contracts for plasticizers do not specify a fixed price, and most of them contain market price and discount adjustments.

        Lithium is a primary raw material source for all lithium chemicals and is found in only a small number of locations, including most significantly for us, the Atacama Desert in Chile. We have a long-term contract with the Chilean government to mine lithium from brine in the Atacama Desert in Chile, which we believe provides a secure long-term access to lithium.

        Major requirements for our key raw materials and energy are typically satisfied pursuant to contractual agreements and medium- or long-term relationships with suppliers. We are not generally dependent on any one supplier for a major part of our raw materials requirements, but certain important raw materials are obtained from a few major suppliers. In general, where we have limited sources of raw materials, we have developed contingency plans to minimize the effect of any interruption or reduction in supply.

        Temporary shortages of raw materials may occasionally occur and cause temporary price increases. In recent years, these shortages have not resulted in unavailability of raw materials. However, the continuing availability and price of raw materials are affected by unscheduled plant interruptions occurring during periods of high demand, domestic and world market and political conditions, as well as the direct or indirect effect of governmental regulations. During periods of high demand, our raw materials are subject to significant price fluctuations, and, in the past, such fluctuations have had an adverse impact on the results of operations of our business. The impact of any future raw material shortages on our business as a whole or in specific geographic regions cannot be accurately predicted.

Intellectual Property

        Our business is dependent to a large extent on our intellectual property rights, including patents, trademarks and trade secrets. We believe that our intellectual property rights play an important role in maintaining our competitive position in a number of the markets we serve. We rely on technological know-how and formulation and application expertise in many of our manufacturing processes in order to develop and maintain our market positions. Where appropriate, we protect our new technology, applications and manufacturing processes by seeking patent protection. We have more than 2,000 patents and patent applications in key strategic markets worldwide, reflecting our commitment to invest in technology and covering many aspects of our products and processes for making those products. We also own and register in multiple jurisdictions numerous trade names and marks applicable to our business and products, which we believe are important to our business. In addition, we have entered into agreements, pursuant to which we license intellectual property from third parties for use in our business and we license certain intellectual property to third parties. We also develop intellectual property with third parties as discussed below in "—Research and Development."

Research and Development

        We are committed to further investing in our asset base and research effort. Our pro forma research and development costs were approximately 2% of our pro forma net sales in 2003. We believe that our research and development costs are a small percentage of our net sales due in part to the fact that we do not allocate expenses to this category unless they relate directly to research and development. We incur certain expenses related to modifications and improvements in current products. In addition, we believe we allocate our research and development resources selectively based on the need and requirements for each business line to develop innovative products. Research and development costs are charged to expense, as incurred. Historically, such costs for Rockwood were $8.0 million, $8.1 million and $8.7 million in 2001, 2002 and 2003, respectively, and such costs for Dynamit Nobel were $27.7 million, $29.4 million and $32.4 million in the year ended September 30, 2001 and 2002 and in the year ended December 31, 2003, respectively.

        The objective of our research and development effort is to develop innovative chemistries and technologies with applications relevant within targeted key markets. Research and development efforts are generally focused on both process development, which is the stage at which products move from development to manufacturing, and new product development. Each business line, however, also has selected long-term strategic projects with the aim to develop new competencies and technologies.

        Each of our business lines manages its own research and development effort and has separate research and development facilities dedicated to its specific area. However, where technologically applicable, advances and findings are shared between business lines to foster greater cross-fertilization of ideas and applications.

        In certain cases, we conduct research and development efforts with third parties, including universities, customers and other entities. We endeavor to obtain ownership of or license on terms favorable to us the intellectual property developed with a third party.

Seasonality

        There is a seasonal effect on a portion of our sales due to the end-use of some of our products. In our pool and spa chemicals operations in our Water Treatment Chemicals business line of our Performance Additives segment, it is industry standard practice to offer significantly extended payment terms to customers prepared to purchase their spring and early summer requirements in the fourth quarter of the previous year. Following this pattern, the fourth quarter customarily includes large sales and shipments although the associated cash payments are not received until the second quarter of the following year. In addition, our Color Pigments and Services and Timber Treatment Chemicals business lines of our Performance Additives segment show some seasonality related to the outdoor construction market. As such, the first quarter has historically been the quarter where we experience the lowest sales. Also, along with the accounts receivable build in the first quarter discussed above, during this quarter we typically build inventory for the pool and spa business, as well as our construction related businesses, in anticipation of increased sales during the spring and summer months. Thus, the first quarter is usually the quarter with the highest working capital requirements for us. Other than these seasonal trends in particular end-use markets, our overall results of operations tend to show few seasonal effects.

Sales and Marketing

        We sell our products and services globally. We generally sell our products and services primarily by using our direct sales forces, although we also sell through distributors in certain of our business lines, such as Color Pigments and Services, Clay-based Additives and Water Treatment Chemicals of our Performance Additives segment and Electronic Chemicals business line of our Electronics segment or by using third party sales representatives. Each of our direct sales forces is responsible for marketing only one of our business lines, and is administered pursuant to policies established by the management of that business line. Within each business line, these direct sales forces are organized based on geographic regions, end-use applications or sub-business divisions within the business line. As of December 31, 2004, our in-house sales forces consisted of 1,365 personnel worldwide.

        Our direct sales forces interact with our customers to provide both purchasing advice and technical assistance. In general, our sales forces arrange and coordinate contact between our customers and our research and development personnel to provide quality control and new product solutions. In certain of our businesses, such as Surface Treatment and Fine Chemicals business lines of our Specialty Chemicals segment, most sales managers have a chemical engineering background with advanced degrees and significant technical experience in applying our products, and they play a critical role in developing client relationships and acquiring new clients. Our close interaction with our customers and tailored solutions have allowed us to develop and maintain strong customer relationships as well as focus our sales efforts on those customers who we believe will provide us with higher profit margins in recognition of our superior products, service and technical support.

        Sales in each of our business lines are generally made on a purchase order basis. However, longer term arrangements have been established with certain key customers.

        Our marketing strategy is generally aimed at working directly with customers to gauge the success of our products, evaluate the need for improvements in product and process technology, and identify opportunities to develop new product solutions for our customers and their end-use markets. We also use media activities and lectures and participate tradeshows as part of our sales and marketing effort.

Regulation

  Environmental Regulation

        We are subject to extensive environmental, health and safety laws in the United States, the European Union and elsewhere at both the national and local level. Many of these laws impose requirements relating to clean-up of contamination, and impose liability in the event of damage to human beings, natural resources or property, and provide for substantial fines, injunctions and potential criminal sanctions for violations. Our products, including the raw materials we handle, are also subject to rigorous industrial hygiene regulations and investigation. The nature of our operations exposes us to risks of liability for breaches of these laws and regulations as a result of the production, storage, transportation and sale of materials that can cause contamination or personal injury when released into the environment.

        Environmental laws are subject to change and have tended to become stricter over time. Such changes in environmental laws, or the enactment of new environmental laws, could result in materially increased capital, operating and compliance costs. For example, we may be materially impacted in the future by the Registration, Evaluation and Authorization of Chemicals, or REACH, program which was proposed by the European Commission on October 29, 2003. While it is uncertain as to whether, when and in what form REACH will be finalized and become law, REACH may eventually significantly expand the European Union's regulation of chemicals. As currently proposed, REACH would include requirements that certain manufacturers and importers of chemicals register those chemicals, perform health and environmental risk analyses of those chemicals, and in certain instances, obtain authorizations for the use of the chemicals. As a specialty chemical company, it is possible that we are the only manufacturer of one or more substances to be regulated under REACH and thus could potentially bear the full cost of compliance with REACH for some or all of our products. We estimate we have over 400 products that might be subject to REACH.

        Environmental laws have a significant effect on the nature and scope of any clean-up of contamination at current and former operating facilities, the costs of transportation and storage of chemicals and finished products and the costs of the storage and disposal of wastes. In addition, "Superfund" statutes in the United States as well as statutes in other jurisdictions impose strict, joint and several liability for clean-up costs on the entities that generated waste and/or arranged for its disposal at contaminated third party sites, as well as the past and present owners and operators of contaminated sites. All responsible parties may be required to bear all clean-up costs regardless of fault, legality of the original disposal or ownership of the disposal site.

        Environmental contamination is known to exist at certain of our present and former facilities, including our facilities located in Turin, Italy, St. Fromond, St. Cheron and Sens, France; Hainhaussen, Troisdorf, Schlebusch, Stadeln, Duisburg, Plochingen, Marktredwitz and Langelsheim, Germany; Kidsgrove, Sudbury and Barrow, U.K.; Boksburg East, South Africa; Pratteln, Switzerland and in the United States, in Valdosta, Georgia, Beltsville, Maryland, Harrisburg, North Carolina, Laurens, South Carolina, Silver Peak, Nevada and La Mirada, California. Soil contamination is also known to exist at our facilities at Freeport, Texas, Chasse-sur-Rhone, France and Sumprek in Czech Republic; however, no further regulatory remedial actions appear to be currently required for these facilities and any liabilities arising from such contamination is covered by indemnity obligations or the previous owners of these facilities with the exception of Freeport. We are currently operating groundwater remediation systems at our Hainhaussen, Troisdorf, Valdosta, and Silver Peak facilities as well as our Schlebusch, Plochingen, Marktredwitz and Laurens facilities, for which prior owners or insurers have assumed responsibility and a soil remediation project at our facility in St. Cheron, and we continue to monitor groundwater at the Beltsville facility, which was previously the subject of a soil removal action. Groundwater is also monitored at the St. Fromond facility due to a prior spill and at the Harrisburg facility due to a landfill closure. We are also required to monitor groundwater quality at our facilities at Mourenx, France and New Johnsonville, Tennessee. We believe that additional environmental studies, and possibly environmental remediations, will be required at the Turin and Harrisburg facilities. We are also in the process of determining appropriate remedial actions with the regulatory authorities at the following locations: Duisburg, Stadeln, Pratteln, Langelsheim and La Mirada. Furthermore, as a result of facility closings, divestitures and offsite disposal activities, we are responsible for the following other matters: contamination beneath divested portions of the manufacturing facility in Troisdorf; contamination at a closed Oakite facility in Houston, Texas, contribution towards the clean-up of three industrial landfills in the Basle, Switzerland area, groundwater remediation at Stadeln and former sites operated by DNSC's previously divested explosives business. We are also a de minimis participant in several Superfund matters. Although we cannot provide assurances in this regard, we do not believe that these issues will have a material adverse effect on our business or financial condition. Nonetheless, the discovery of contamination arising from present or historical industrial operations at some of our and our predecessor's former and present properties and contamination at sites we and our predecessor disposed wastes could expose us to cleanup obligations and other damages in the future.

        Pursuant to the environmental deed entered into in connection with the KKR acquisition, Degussa, as successor to Laporte, is required to indemnify us and our subsidiaries for certain environmental matters that relate to the business as conducted prior to the closing of the KKR acquisition. The environmental deed provides that Degussa will indemnify us and our subsidiaries for claims for which notice is given within a period of two years for breaches of representations and warranties and five years for claims related to the contamination of our properties or our subsidiaries' properties (inclusive of contamination which leaks or escapes from our properties or our subsidiaries' properties). These indemnity obligations are subject to a minimum per matter loss of $175,000 and are further subject to a $5.0 million deductible for the indemnity to be available. In addition, the environmental deed provides that Degussa will indemnify us and our subsidiaries for claims relating to properties that were formerly owned, occupied or used as of November 20, 2000, as well as properties owned by third parties (inclusive of disposal of waste and certain other identified issues prior to November 20, 2000). The environmental deed provides that in this instance, Degussa will be responsible for reasonable costs and expenses incurred. There can be no assurance that Degussa will adhere to its obligations and we may have to resort to legal action to enforce our rights under the indemnities.

        In addition, pursuant to the sale and purchase agreement entered into in connection with the Dynamit Nobel acquisition, mg technologies ag and its subsidiary, MG North America Holdings Inc., are required to indemnify us and our subsidiaries for 50% of the excess amount of losses over the amount of the related reserves (in the case of known claims) and 50% of claims (in the case of unknown claims) related to the contamination of our or our subsidiaries' properties, if notified within ten years. If mg technologies and MG North America Holdings' responsibility for contamination matters cannot be proven, a sliding scale reduces the percentage further for each year during the five-year period from year six to ten. mg technologies and MG North America Holdings are also obligated to indemnify us for 85% of claims related to legacy site matters, such as environmental matters relating to properties or businesses owned or operated by Dynamit Nobel prior to, but not on, the closing of Dynamit Nobel acquisition, if notified within ten years. In addition, mg technologies and MG North America Holdings are obligated to indemnify us for 50% of the excess amount of losses over the amount of the related reserves for operational compliance matters, if notified by December 31, 2006, and 50% of the excess amount of losses over the amount of the related reserves (in the case of known claims) and 50% of claims (in the case of unknown claims) related to certain environmental damage claims unknown at the time of the closing of the Dynamit Nobel acquisition, if notified within ten years. All of these indemnity obligations are subject to different minimum per-claim thresholds depending on whether the matter was disclosed or not, and on the subject matter, ranging between €100,000 and €750,000 (or $120,000 and $900,000 at an exchange rate of $1.20 to €1.00) depending on the type of claim. The indemnity obligations are further subject to certain deductibles, exclusions and limitations. Furthermore, mg technologies and MG North America Holdings are obligated to indemnify us for certain environmental risks arising from certain "shared site" structures for a duration of ten years. This indemnity obligation is not subject to the percentages, de minimis exclusions, deductibles and thresholds described above, and it is not subject to most of the general limitations. In the event we seek indemnity under any of these obligations, there can be no assurance that mg technologies and MG North America Holdings will adhere to their obligations and we may have to resort to legal action to enforce our rights under the indemnities.

  FDA Regulation

        Our Custom Synthesis, Advanced Ceramics and to a lesser extent, our Specialty Chemicals segments are also subject to regulation by the FDA with respect to certain products we produce, including pharmaceutical intermediates, active pharmaceutical ingredients and ceramic-on-ceramic ball head and liner components used in hip joint prostheses systems. Foreign, state, local and other authorities also may regulate us and our products. Regulatory agencies have established requirements that apply to the design, manufacture and marketing of pharmaceutical and medical device products. We sell our pharmaceutical intermediates, active pharmaceutical ingredients and ceramic-on-ceramic components to other companies that also may be regulated by such authorities.

        Premarket Approval.    While we are not required to seek FDA approvals for our pharmaceutical intermediates and active pharmaceutical ingredients, the customers to whom we supply such products may be subject to FDA approval requirements prior to testing a new drug on humans as well as marketing a new drug for commercial use in the United States. Our customers with FDA approval for the finished drug may also be required to obtain FDA approval of design, manufacturing or labeling changes to the pharmaceutical intermediates and active pharmaceutical ingredients used in their finished products.

        Medical devices also are subject to extensive regulation by the FDA prior to commercial distribution in the United States, including premarket approval, or PMA, which is required for devices deemed to pose the greatest risk and certain other devices. Our Advanced Ceramics segment currently supplies ceramic-on-ceramic ball head and liner components to manufacturers for incorporation into their total hip prostheses systems, which are subject to the FDA's PMA approval requirements. In addition, our Advanced Ceramics business or our customers who have obtained PMA approval may be required to obtain FDA approval for changes to the design, manufacturing or labeling of our ceramic-on-ceramic ball head and liner components.

        Compliance Requirements.    Once on the market, drug manufacturers, the suppliers of drug intermediates, and medical device manufacturers are subject to numerous post-market regulations. For our pharmaceutical intermediates business within our Custom Synthesis segment, we are required to comply with the FDA's current Good Manufacturing Practices, which cover all facets of drug manufacturing and distribution including: organization and personnel; buildings and facilities; equipment; control of components and drug product containers and closures; production and process controls; packaging and labeling control; holding and distribution; laboratory controls; recordkeeping and reporting; and returned and salvaged drug products.

        Finished device manufacturers such as our customers who manufacture hip prostheses systems are subject to the FDA's Quality System Regulation, or QSR, which requires quality assurance practices and procedures that address, among other things: management responsibility, audits and training; design controls; purchasing controls; identification and traceability of components; production and process controls; acceptance activities; handling of nonconforming product; the initiation of corrective and preventive actions; labeling and packaging controls; handling, storage and distribution of products; and complaint handling and record keeping. The FDA does not directly require component suppliers of finished medical devices to comply with the QSR. However, because our ceramic-on-ceramic ball head and liner components are critical elements of hip joint prostheses systems, our customers may require us to comply with some or all of the QSR. Moreover, the FDA may in the future take the position that the types of components that we supply meet the definition of a finished device and are thus subject to the QSR. Our current contracts with our customers of ceramic-on-ceramic ball head and liner components require us to comply or assist our customers in complying with various FDA regulatory requirements.

        The FDA's inspectional authority extends to both component suppliers and pharmaceutical intermediates manufacturers. Pursuant to this authority, the FDA has the ability to conduct inspections at our facilities at which we manufacture our pharmaceutical intermediates or ceramic-on-ceramic ball head and liner components.

        If we or our customers violate FDA or other governmental regulatory requirements during either the pre- or post-marketing stages, there may be various adverse consequences. For example, in the United States, the FDA has the authority to impose: fines, injunctions, and civil penalties; recall or seizure of products; operating or import restrictions, partial suspension or total shutdown of production; the FDA's delay in granting approval or refusal to grant approval of new products; or withdrawal of the submission or the approved product from the market.

Employees

        As of December 31, 2004, we had 9,733 employees, with 71.5% located in Europe, 20.8% in the United States and the remaining 7.7% located in the rest of the world. Of our employees, approximately 3,413, or 35.1%, are subject to either collective bargaining agreements or other similar arrangements.

        We observe local customs, legislation and practice in labor relations and, where applicable, in negotiating collective bargaining agreements. Management believes that its relations with employees and their representatives are good. We have not suffered any material work stoppage or strike in our world-wide operations in the last five years.

Manufacturing Facilities

        We are an international business serving customers worldwide. To service our customers efficiently, we maintain 99 manufacturing facilities in 25 countries around the world with a strategy of global, regional and local manufacturing to optimize our service offering and minimize production cost to our customers.

        We are dedicated to maintaining updated and technologically advanced manufacturing facilities. To that end, Rockwood made capital expenditures of $34.5 million, $36.0 million and $34.3 million, for the periods ended December 31, 2001, 2002 and 2003, respectively, to expand, upgrade and maintain our manufacturing capabilities. During this period, we constructed new plants for our Timber Treatment Chemicals business line of our Performance Additives segment in Harrisburg, North Carolina, for Specialty Compounds in Melton Mowbray, United Kingdom and for our wafer reclaim business line of our Electronics segment in Prescott, Arizona and upgraded wafer reclaim facilities and operations in Providence, Rhode Island and Greasque, France. For the years ended September 30, 2001 and 2002 and the year ended December 31, 2003, Dynamit Nobel made capital expenditures of $125.1 million, $112.0 million and $122.0 million, respectively, which included expansion of our current Good Manufacturing Practice production lines and new equipment relating to multi-column chromatography in our Custom Synthesis segment, expansion of our titanium dioxide capacity for our Titanium Dioxide Pigments segment and capacity expansion for our Advanced Ceramics segment. We believe that our plants and facilities are maintained in good condition and are adequate for our present and currently expected future needs.

        The table below presents summary information with respect to the manufacturing facilities we currently operate.

Segment	Country	Locations	Leased/Owned	Major Applications/Industry

Performance Additives
Color Pigments and	Australia	Braeside, Melbourne	Owned	Master batches
Services	Canada	Bromont, Quebec	Owned	Construction
	China	Xinzhuang, Changsu	Leased	Construction
	Germany	Walluf	Owned	Construction and coatings
		Hainhaussen	Owned	Construction and coatings
	Italy	Turin	Owned	Coatings, specialties and construction
	United Kingdom	Matlock Bath	Leased	Construction
		Kidsgrove	Owned	Coatings and specialties
		Sudbury	Owned	Coatings and specialties
	U.S.A.	Los Angeles, CA	Owned	Coatings, specialties and construction

		St. Louis, MO	Owned	Coatings, specialties and construction
		Beltsville, MD	Owned	Coatings, specialties and construction
		Ocala, FL	Owned	Coatings, specialties and construction
		Cartersville, GA	Owned	Coatings, specialties and construction
		King of Prussia, PA	Owned	Construction
Timber Treatment	United Kingdom	Barrow-in-Furness	Owned	Wood protection products and treatment
Chemicals	U.S.A.	Freeport, TX	Owned	Wood protection products and treatment
		Valdosta, GA	Owned	Wood protection products and treatment
		Harrisburg, NC	Owned	Wood protection products and treatment
Clay-based Additives	United Kingdom	Baulking(1)	Owned	Paper-making; metal castings; civil engineering applications; coatings; paper; coatings
		Widnes, Cheshire	Owned	Paper-making; metal castings; civil engineering applications; coatings and paper
	U.S.A.	Gonzales, TX	Owned	Paints; inks and oilfields; paper-making
Water Treatment Chemicals	U.S.A.	Alpharetta, GA	Leased	Water treatment
Specialty Components
	Canada	Stoney Creek, Ontario	Owned	Footwear products, consumer products
	Italy	Azeglio	Owned	Rubber compounds
	United Kingdom	Melton Mowbray	Owned	TPE/Consumer products, packaging products, medical products, automotive products
	U.S.A.	Pineville, NC	Owned	Wire and cable sheathing products; packaging products; medical products in consumer goods products; footwear products; automotive products
		Leominster, MA	Owned	Wire and cable sheathing products; packaging products; medical products in consumer goods products; footwear products; automotive products
Electronics
Electronic Chemicals	France	Saint-Fromond	Owned	Semiconductor manufacturing
		St. Cheron	Owned	Semiconductor manufacturing
	Singapore	Singapore	Leased	Semiconductor manufacturing
	Taiwan	Chung-Li	Leased	Printed circuit boards
	United Kingdom	Riddings	Leased	Semiconductor manufacturing
	U.S.A.	Maple Plain, MN	Owned	Printed circuit boards, semiconductor manufacturing
		Fremont, CA	Leased	Photomasks, semiconductor manufacturing
Photomasks	United Kingdom	Glenrothes, Scotland	Owned	Masks and pellicle replacement
	U.S.A.	Austin, TX	Leased	Repairs
		Los Gatos, CA	Leased	Masks and pellicle replacement
Wafer Reclaim	France	Greasque	Owned	Wafer reclaim
	Germany	Erlangen	Leased	Wafer reclaim
	United Kingdom	Riddings	Leased	Wafer reclaim
	U.S.A.	Prescott, AZ	Leased	Wafer reclaim
		Providence, RI	Owned	Wafer reclaim
Specialty Chemicals
Surface Treatment	Australia	Bayswater North	Owned	Automotive and advanced technologies
		Girraween	Leased	Aerospace and advanced technologies
	Brazil	São Paulo	Leased	Automotive technologies and advanced technologies

(1)
We expect to close this facility in the second quarter of 2005.

Segment	Country	Locations	Leased/Owned	Major Applications/Industry

	Canada	Bramalea, Ontario	Owned	Advanced technologies, aerospace and performance products
	China	Chonggin	Leased	Automotive and advanced technologies
		Shanghai	Leased	Automotive and advanced technologies
	France	Sens	Owned	Automotive technologies and advanced technologies
		Soissons	Owned	Aerospace
	Germany	Mönchengladbach	Owned	Performance products
		Langelsheim(2)	Owned	Automotive technologies, advanced technologies and aerospace
	Italy	Guissano	Leased	Automotive technologies, advanced technologies, aerospace and performance products
	Mexico	Mexico City	Leased	Automotive technologies, advanced technologies, aerospace and performance products
	Netherlands	Oss	Owned	Automotive technologies and advanced technologies
	Poland	Warszawa	Leased	Automotive and advanced technologies
	Portugal	Mem Martins	Owned	Automotive and advanced technologies
	Singapore	Singapore	Leased	Advanced technologies and aerospace
	South Africa	Boksburg	Owned	Automotive technologies and advanced technologies
	Spain	Canovelles	Owned	Automotive technologies, advanced technologies, aerospace and performance products
	Sweden	Bålsta	Owned	Automotive technologies and advanced technologies
	Switzerland	Dintikon	Leased	Advanced technologies and performance products
	Turkey	Istanbul	Owned	Automotive and advanced technologies
	United Kingdom	Bletchley	Leased	Automotive technologies, advanced technologies, aerospace and performance products
	U.S.A.	La Mirada, CA	Leased	Advanced technologies and aerospace, performance products
		Romulus, MI	Owned	Automotive technologies, advanced technologies, aerospace and performance products
Fine Chemicals	Austria	Arnoldstein	Leased	Metal sulphides
	Chile	La Negra	Owned	Lithium-carbonate
	Germany	Langelsheim(2)	Owned	Butyl-Lithium, lithium-hydroxide, specialty products, metal and battery, lithium-hydrides, cesium and special metals
	Taiwan	Taichung	Owned	Butyl-Lithium
	U.S.A.	Silver Peak, NV	Owned	Lithium-carbonate and lithium hydroxide
		New Johnsonville, TN	Owned	Butyl-Lithium and specialty products
		Kings Mountain, NC	Owned	Metal and battery
Titanium Dioxide Pigments
Titanium Dioxide	Germany	Duisburg(3)	Owned	Fibers, plastics, paints, coatings and paper
Functional Additives	China	JV in China	Leased	Plastics
	Germany	Duisburg(3)	Owned	Coatings, plastics, fibers, paper, pharmaceuticals, PVC stabilizers and glass fiber reinforced plastics
Water Chemistry	Germany	Duisburg(3)	Owned	Flocculants
		Ibbenbueren	Leased	Flocculants
		Schwarzheide	Leased	Flocculants

(2)
This facility is shared by both business divisions of the Specialty Chemicals segment.

(3)
This facility is shared by all three business divisions of the Titanium Dioxide Pigments segment.

Segment	Country	Locations	Leased/Owned	Major Applications/Industry

Advanced Ceramics
	China	Suzhou	Leased	General industry
	Czech Republic	Sumperk	Owned	General industry
		Dolni Rychnov	Owned	Electronics
	Germany	Plochingen	Owned	Medical, automotive and general industry
		Ebersbach	Owned	Automotive, electronics and general industry
		Lauf	Owned	Automotive, electronics and general industry
		Marktredwitz	Owned	Electronic, automotive and general industry
	Korea	Suwon	Leased	Electronics
	Malaysia	Seremban	Owned	Medical
	United Kingdom	Colyton	Owned	Electronics
	U.S.A.	Laurens, SC	Owned	Automotive, electronics and general industry
		New Lebanon, NY(4)	Owned	Electronics and general industry
Custom Synthesis
DNSC	Germany	Leverkusen-Schlebusch	Owned	Pharmaceutical, agrochemical and others
		Troisdorf	Owned	Agrochemical
Finorga	France	Chasse-sur-Rhone	Owned	Pharmaceutical and others
		Mourenx	Owned	Pharmaceutical
Rohner	Switzerland	Pratteln	Owned	Pharmaceutical, agrochemical and others
Novasep	France	Pompey	Leased	Pharmaceuticals and equipment engineering and manufacturing
		LeMans	Owned	Pharmaceuticals
		Epone	Owned	Equipment engineering and manufacturing
		Saint-Maurice de Boynost	Leased	Equipment engineering and manufacturing
	U.S.A.	Boothwyn, PA	Leased	Pharmaceuticals and equipment engineering and manufacturing

(4)
We expect to close this facility in March 2005.

Legal Proceedings

        We are involved in litigation from time to time in the ordinary course of our business, including with respect to product liability, intellectual property and environmental matters. We may be required to make indemnity payments in connection with certain product liability and environmental claims. See "Risk Factors—Risk Factors Relating to Our Business—Environmental Indemnities—We may be subject to environmental indemnity claims relating to properties we have divested" and "Risk Factors—Risk Factors Relating to Our Business—Product Liability—Due to the nature of our business and products, we may be liable for damages arising out of product liability claims," "Risk Factors—Risk Factors Relating to Our Business—Product Liability—Due to the nature of our business and products, we may be liable for damages arising out of certain indemnity claims." However, we do not believe that there is any individual litigation that is likely to have a material adverse effect on our business or financial condition.

MANAGEMENT

        Set forth below is certain information regarding our directors and executive officers. The information given is as of December 31, 2004.

Name	Age	Position
Seifi Ghasemi	60	Chairman and Chief Executive Officer
Robert J. Zatta	55	Senior Vice President and Chief Financial Officer
Thomas J. Riordan	55	Senior Vice President, Law & Administration
Brian F. Carroll	33	Director
Todd A. Fisher	39	Director
Edward A. Gilhuly	45	Director
Perry Golkin	51	Director
Alex Morey	37	Director
Susan Schnabel	43	Director
Fredrik Sjödin	30	Director

        Seifi Ghasemi has been Chairman and Chief Executive Officer of Rockwood Holdings and Rockwood Specialties Group since November 2001. From 1997 to 2001 he was with GKN, plc, a $6.0 billion per year global industrial company. He served as a Director of the Main Board of GKN, plc and was Chairman and Chief Executive Officer of GKN Sinter Metals, Inc and Hoeganes Corporation. Before that, for 18 years, Mr. Ghasemi was with the BOC Group, plc, a $7 billion per year global industrial gas company. He was a Director of the Main Board of the BOC Group, plc; President, BOC Gases Americas and Chairman and Chief Executive Officer of BOC Process Plants, LTD and Cryostar. Mr. Ghasemi has a Masters of Science degree in Mechanical Engineering from Stanford University.

        Robert J. Zatta has been Senior Vice President and Chief Financial Officer of Rockwood Holdings and Rockwood Specialties Group since April 2001. Prior to joining Rockwood, he spent 12 years with the Campbell Soup Company, where he held several significant financial management positions, including his final position as Vice President responsible for Corporate Development and Strategic Planning. Prior to joining Campbell Soup Company in 1990, he worked for General Foods Corporation and Thomas J. Lipton, Inc. Mr. Zatta has a B.S. in Business Administration and a M.B.A. in Finance.

        Thomas J. Riordan has been Senior Vice President, Law and Administration of Rockwood Holdings and Rockwood Specialties Group since 2000 and prior to that was Vice President, Law & Administration since 1992. Mr. Riordan joined Laporte in 1989 from UOP, where from 1975 to 1989 he held various positions, most recently Chief Litigation Counsel. Prior to 1975, Mr. Riordan was within Operations Management at Time, Inc. Mr. Riordan has a B.A. in Liberal Arts, a M.B.A. and a J.D., is admitted to the Illinois Bar and is a member of the American Bar Association, and has taken part in the Wharton/Laporte Business Program.

        Brian F. Carroll has been a Director of Rockwood Holdings since 2000 and an executive of KKR since 1995. Prior to joining KKR, Mr. Carroll was with Donaldson Lufkin & Jenrette Securities Corporation. Mr. Carroll is a member of the Board of Directors of The Boyds Collection, Ltd. and Sealy Inc. Mr. Carroll has a B.S. from the University of Pennsylvania and a M.B.A. from Stanford University.

        Todd A. Fisher has been a Director of Rockwood Holdings since 2000, a member of Kohlberg Kravis Roberts & Co. LLC, which serves as a general partner of KKR since January 2001 and an executive of KKR since 1993. Prior to joining KKR, he was with Goldman, Sachs & Co. in its Corporate Finance Department. Mr. Fisher is a member of the Board of Directors of Accuride Corporation, Alea Group Holdings (Bermuda) Ltd, Bristol West Holdings, Inc. and Koninklijke

Vendex KBB BV. Mr. Fisher has a B.A. from Brown University, a M.A. from Johns Hopkins University, and a M.B.A. from The Wharton School, University of Pennsylvania.

        Edward A. Gilhuly has been a Director of Rockwood Holdings since 2000. Mr. Gilhuly has been a member of Kohlberg Kravis Robert & Co. L.L.C., which is the general partner of KKR, since 1996. Prior thereto, he was a general partner of KKR. Mr. Gilhuly is a member of the Board of Directors of Demag Holdings S.a.r.l., Medcath Corporation, Legrand SA, MTU Aero Engines GmbH, and Wincor Nixdorf AG. Mr. Gilhuly has a B.A. from Duke University and a M.B.A. from Stanford University.

        Perry Golkin has been a Director of Rockwood Holdings since 2000. Mr. Golkin has been an executive with KKR and a general partner of KKR since 1995. In 1996, he became a member of Kohlberg Kravis Robert & Co. L.L.C. which serves as the general partner of KKR. Mr. Golkin is also a member of the Board of Directors of Bristol West Holdings, Inc., PRIMEDIA, Inc., Alea Group Holdings (Bermuda) Ltd, Willis Group Holdings Limited and Walter Industries, Inc. Mr. Golkin has a B.S., M.S. from The Wharton School, University of Pennsylvania and a J.D. from the University of Pennsylvania.

        Alex Morey has been a Director of Rockwood Holdings since July 2004. Mr. Morey is a Director of DLJ Merchant Banking, based in London. Prior to joining DLJ Merchant Banking in 1996, Mr. Morey was an Assistant Director with Arthur Andersen Corporate Finance which he joined in 1993. Previously, Mr. Morey spent five years with Price Waterhouse. Mr. Morey serves as a director of Nycomed Holdings A/S. Mr. Morey graduated with a B.Sc. from Cardiff University in 1988 and is a Chartered Accountant.

        Susan Schnabel has been a Director of Rockwood Holdings since July 2004. Ms. Schnabel joined DLJ's Investment Banking Division in 1990 and DLJ Merchant Banking in 1998. In 1997, she left DLJ's Investment Banking Division to serve as Chief Financial Officer of PETsMART, a high growth specialty retailer of pet products and supplies, and joined DLJ Merchant Banking in her present capacity in 1998. Ms. Schnabel is a director of DeCrane Aircraft Holdings, Inc., and Environmental Systems Products, Inc. Ms. Schnabel received a B.S. from Cornell University in 1983 and an M.B.A. from Harvard Business School in 1988.

        Fredrik Sjödin has been a Director of Rockwood Holdings since 2003 and an executive of KKR since 2000. Prior to joining KKR, Mr. Sjödin was with Salomon Brothers International Ltd. Mr. Sjödin has a M.Sc. from the Stockholm School of Economics, Sweden and the Leonard N. Stern School of Business, New York University.

        Set forth below is certain information regarding certain key employees of our subsidiaries. The information is given as of December 31, 2004.

Name	Age	Position
Stephen B. Ainscough	58	President—Timber Treatment Chemicals
Tobias Andreae	45	Vice President, Finance of Rockwood Specialties Group
Stephen M. D'Onfro	46	President—Water Treatment Chemicals
Monika Engel-Bader	45	President—Fine Chemicals
Robert Gingue	60	President—Specialty Compounds
Wolf-Dieter Griebler	59	President—Titanium Dioxide Pigments
Alexander Loh	50	Vice President, Human Resources of Rockwood Specialties Group
Roger-Marc Nicoud	42	President—Custom Synthesis
Bruce R. Olson	52	President—Surface Treatment and Electronic Chemicals
Ronald L. Rapaport	60	President—Color Pigments and Services
Vernon Sumner	53	President—Clay-based Additives
Ulf D. Zimmermann	55	President—Advanced Ceramics

        Stephen B. Ainscough has been President of the Timber Treatment Chemicals business line since 1990. Mr. Ainscough originally joined Laporte in 1970, and spent five years with Interox Chemicals Ltd. before rejoining Laporte in 1985. Mr. Ainscough has a B.Sc. in Industrial Chemistry, a degree in Business Administration and has taken part in the Wharton/Laporte Business Program.

        Tobias Andreae has been Vice President, Finance of Rockwood Specialties Group since the Dynamit Nobel acquisition and a member of the Executive Board of Dynamit Nobel AG since 2003. Mr. Andreae joined mg technologies ag in 1997 and served in various positions, including as a member of the Management Board of Menzolit-Fibron GmbH. Mr. Andreae has a degree in Business Administration from the University of Cologne in Germany.

        Stephen M. D'Onfro has been President of the Water Treatment Chemicals business line since 1997. Mr. D'Onfro joined the Gary Corporation in 1987, which became a part of the Laporte group as AlphaGary following an acquisition in 1993, where he was the Chief Financial Officer and General Manager. Mr. D'Onfro joined the Gary Corporation from Price Waterhouse, where he was a Manager in their Comprehensive Financial Services group. Mr. D'Onfro has a B.Sc. in Accounting, earned his C.P.A. certificate and has taken part in the Wharton/Laporte Business Program.

        Monika Engel-Bader has been President of the Fine Chemicals business line since February 2004. Prior to joining Dynamit Nobel AG, Mrs. Engel-Bader spent 15 years with Celanese (former Hoechst AG) in various positions, including as Vice President of Ticona, the technical Polymer Division of Celanese since 2002. Engel-Bader has a PhD in Chemistry from the University of Mainz in Germany, and a degree from the University of Economics, Cologne.

        Robert Gingue has been President of the Specialty Compounds segment since 1997. Mr. Gingue joined the Gary Corporation in 1979, where he was Vice President and General Manager. Mr. Gingue has a B.Sc. in Polymer Technology, an Associates degree in Mechanical Engineering, and has taken part in the Wharton/Laporte Business Program.

        Wolf-Dieter Griebler has been President of the Titanium Dioxide Pigments segment since 1999. Dr. Griebler joined mg technologies ag in 1980 and has served in various positions, including as the president of the Executive Board of Sachtleben Chemie GmbH, the Titanium Dioxide Pigments business segment of Dynamit Nobel AG since 1998. Dr. Griebler has a degree in Chemistry from the University of Marburg in Germany.

        Alexander Loh has been our Vice President, Human Resources of Rockwood Specialties Group since the Dynamit Nobel acquisition and a member of the Executive Board of Dynamit Nobel AG since 1998. Mr. Loh joined mg technologies ag in 1995 and served in several positions, including as Head of Global Human Resources. He has a degree in Economics from the University of Tübingen in Germany.

        Roger-Marc Nicoud has been the President of our Custom Synthesis segment since December 2004. Mr. Nicoud is the founder and has been the President of Groupe Novasep SAS since 1995. Prior to forming Novasep, he worked for Separex from 1987 to 1995 where he was a research engineer and managing director. In addition, from 1993 to 1995, Mr. Nicoud was a Professor of Chemical Engineering at the University of Nancy (France). In 1995, Mr. Nicoud formed Novasep, which in December 2004 was combined with our Custom Synthesis business. Mr. Nicoud holds a Ph.D. in Chemical Engineering.

        Bruce R. Olson has been President of Surface Treatment and Electronic Chemicals business lines since September 2004. Prior to joining Rockwood, Mr. Olson spent four years with Bayer AG in Leverkusen, Germany during which he held the positions of Business Unit Manager Polymer Additives, Business Group General Manager Specialty Products, and Member of the Board of Management Bayer Chemicals. Before joining Bayer AG, Mr. Olson spent 22 years with Air Products in various sales, marketing, and general management positions. Mr. Olson has a B.S. from Valparaiso University and an M.B.A. from Lehigh University.

        Ronald L. Rapaport has been President of the Color Pigments and Services business line since 1998. Mr. Rapaport joined Rockwood Pigment NA, Inc. in 1978, which became part of Laporte following an acquisition in 1992. Mr. Rapaport served as a Naval Supply Officer from 1967 to 1971. Mr. Rapaport has a B.S. in Accounting, an M.B.A. from the University of Michigan, has been a C.P.A., and has taken part in the Wharton/Laporte Business Program.

        Vernon Sumner has been President of the Clay-based Performance Additives business line since 2001. Previously, he was President and General Manager of Air Products Polymers LP. Mr. Sumner has a degree in Chemistry and an M.B.A. from Lehigh University and spent 27 years in various management roles with Air Products.

        Ulf D. Zimmermann has been President of the Advanced Ceramics business segment since 2001. Dr. Zimmerman had been President of the Westfalia Seperator AG, a GEA AG Group Company, which became a part of mg technologies ag in 1998 by an acquisition since 1996. He has also been a member of the Executive Board of Dynamit Nobel AG since 2001. Dr. Zimmermann has a degree in Engineering and Business Administration from the University of Berlin in Germany.

Board of Directors

  Composition of the Board of Directors

        Our board of directors currently consists of eight directors. Upon the closing of the offering, under the stockholders' agreement we entered into with affiliates of KKR and DLJMB in connection with the Dynamit Nobel acquisition, affiliates of DLJMB will have the right to designate a director to our board of directors so long as they own at least 10% of our outstanding common stock. See "Related Party Transactions—Agreements with KKR, DLJMB and/or Management—Stockholders' Agreement with Affiliates of KKR and DLJMB."

        We intend to avail ourselves of the "controlled company" exception under the New York Stock Exchange rules which eliminates the requirements that we have a majority of independent directors on our board of directors and that we have compensation and nominating and corporate governance committees composed entirely of independent directors, but retains the requirement that we have an audit committee composed entirely of independent members and consisting of at least three members within one year of the offering. Consequently, we will add an independent member to our board of directors prior to the consummation of this offering, an additional independent member within 90 days of the offering and a third independent member within one year of the offering. After giving effect to these additions, we expect our board of directors to consist of     members.

  Committees of the Board of Directors

        Audit Committee.    Our audit committee currently consists of Brian F. Carroll, Todd A. Fisher, Alex Morey and Fredrik Sjödin. We plan to nominate a new independent member to our audit committee prior to the consummation of this offering, a second new independent member within 90 days thereafter and a third new independent member within one year thereafter to replace existing members so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and under the NYSE Rule 303(A). In addition, one of them will be determined to be an "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K.

        Our audit committee will be responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press release, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and managements' response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (12) reporting regularly to the full board of directors.

        Our board of directors will adopt a written charter for the audit committee which will be available on our website.

  Compensation Committee

        Our compensation committee currently consists of Brian Carroll, Todd A. Fisher, and Susan Schnabel. Our compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our executive officers, (3) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (5) administration of stock plans and other incentive compensation plans and (6) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

        Our board of directors will adopt a written charter for the compensation committee which will be available on our website.

  Nominating and Corporate Governance Committee

        Immediately prior to the closing of this offering, we will form a nominating and corporate governance committee that will consist of Brian F. Carroll, Todd A. Fisher and Susan Schnabel. The nominating and corporate governance committee will be responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time.

        Our board of directors will adopt a written charter for the nominating and corporate governance committee which will be available on our website.

        Compensation Committee Interlocks and Insider Participation.    The compensation levels of our executive officers are currently determined by our compensation committee as described above. None of our executive officers has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Director and Executive Compensation

  Director Compensation

        We pay $30,000 annually as compensation for our non-management directors for fulfilling their duties as directors, together with reimbursement of expenses. Our management director is not separately compensated for his services as a director.

        After this offering, we expect to pay each non-management director an annual retainer of $                        . In addition, we expect to pay an additional annual retainer of $                        and $                        to the chairman of the audit committee and each member of our audit committee, respectively.

  Executive Compensation

        The following table shows all compensation awarded to, earned by, or paid to our chief executive officer and our two other executive officers during the years 2003 and 2002 whose salary and bonus exceeded $100,000. We refer to them as the "named executive officers."

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Restricted Stock Award(2)	Securities Underlying Options(#)	LTIP Payouts ($)	All Other Compensation
Seifi Ghasemi Chairman and Chief Executive Officer	2003 2002	$1,037,500 1,000,000	$648,690 1,421,727	$46,732 49,364	$333,335 333,335	— —	— —	$590,280 3,204,280	(3) (3)
Robert J. Zatta Senior Vice President and Chief Financial Officer	2003 2002	368,313 351,250	149,685 328,064	27,662 32,949	— —	— —	— —	18,000 17,500	(4) (4)
Thomas J. Riordan Senior Vice President, Law & Administration	2003 2002	290,500 276,500	118,062 258,754	4,239 22,496	— —	— —	— —	42,725 31,694	(5) (5)

(1)
For each of Mr. Ghasemi, Mr. Zatta and Mr. Riordan, the amount for 2003 and 2002 includes gross up and taxable portion of company-provided basic life insurance of over $50,000. In addition, the amount includes a car allowance of approximately $36,000 for Mr. Ghasemi for 2002 and 2003, $30,000 for Mr. Zatta for 2002 and 2003 and $20,000 and $3,500 for Mr. Riordan for 2002 and 2003, respectively.

(2)
These restricted stock units (payable in shares of our common stock) were granted under Mr. Ghasemi's employment agreement with us and vest in equal quarterly installments over a three-year period. See "—Employment and Other Agreements—Agreements with Seifi Ghasemi." Amounts reported represent the dollar value of the aggregate restricted stock units held by Mr. Ghasemi which vested during the respective years.

(3)
For 2003, represents $576,000 ($48,000 per month) into a non-qualified supplemental pension, $18,000 in company contributions into a qualified plan and $14,280 of annual premium paid by us with respect to life insurance benefit of Mr. Ghasemi. For 2002, represents (i) an initial contribution of $2.5 million to a non-qualified supplemental pension benefit made in January 2002, (ii) an aggregate contribution of $576,000 ($48,000 per month) into the grantor trust established for the benefit of Mr. Ghasemi, plus (iii) an additional contribution of $96,000 into the trust for November and December 2001 that had been deferred until 2002, and (iv) $14,280 of annual premium paid by us during 2002 with respect to life insurance for the benefit of Mr. Ghasemi. The contributions to the non-qualified supplemental pension are fully vested. See "—Employment and Other Agreements—Agreements with Seifi Ghasemi."

(4)
Represents our contributions into various qualified plans.

(5)
Represents our contributions into various qualified and non-qualified plans.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End/SAR Values

			Number of Securities Underlying Unexercised Options/SARs at FY-End (%)		Value of Unexercised In-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
	Shares Acquired on Exercise ($)(1)
Name		Value Realized ($)(1)
			Exercisable	Unexercisable
Seifi Ghasemi(2)	—	—	2,400	9,600	—
Robert J. Zatta(3)	—	—	368	3,312	—
Thomas J. Riordan(4)	—	—	900	3,100	—

(1)
None of the named executive officers exercised any stock options during 2003.

(2)
Mr. Ghasemi also holds options to purchase 15,250 shares of our common stock granted under the 2004 management equity program, which are currently unexercisable.

(3)
Mr. Zatta also holds options to purchase 2,320 shares of our common stock granted under the 2004 management equity program, which are currently unexercisable.

(4)
Mr. Riordan also holds options to purchase 3,000 shares of our common stock granted under the 2004 management equity program, which are currently unexercisable.

Employment and Other Agreements

  Agreements with Seifi Ghasemi

        We have entered into an employment agreement, dated as of September 28, 2001, as amended as of August 9, 2004 and September 24, 2004, with Mr. Ghasemi pursuant to which he is serving as our Chairman and Chief Executive Officer. The agreement automatically renews for successive one-year periods, unless either party gives 60 days advance written notice not to renew the term of the agreement prior to any such extension date. Either party may terminate the agreement at any time; however, Mr. Ghasemi must give at least 180 days advance written notice to terminate his employment (other than in connection with his notice not to renew the terms of the employment agreement, as otherwise described above).

        The agreement initially provided Mr. Ghasemi with an annual base salary of $1,000,000 and as amended, provided Mr. Ghasemi with an annual base salary of $1,250,000 effective August 1, 2004, and a target annual bonus award equal to 125% of his base salary (subject to our achievement of specified performance targets), both of which may be increased in the discretion of our board of directors.

        Pursuant to the first amendment, Mr. Ghasemi's supplemental executive retirement plan, or SERP, and the related rabbi trust, were terminated and the assets were distributed to him. We will continue to make payments of $48,000 per month to Mr. Ghasemi as a supplemental pension benefit during the term of his employment and for one year thereafter. In addition, in connection with the termination of the SERP, Mr. Ghasemi was granted a special one-time payment of $200,000.

        Pursuant to the original agreement, Mr. Ghasemi agreed to purchase a certain number of shares of our common stock, and in connection therewith, received a grant of restricted stock units (payable in shares of our common stock) which vested in equal quarterly installments over a three-year period and a grant of time options to purchase a certain number of shares of our common stock which vest over a five-year period.

        In connection with the second amendment, Mr. Ghasemi agreed pursuant to the amended and restated management stockholder's agreement to purchase an additional number of shares of our common stock, and in connection therewith, was granted a time/performance option to purchase an additional number of shares of our common stock. At the same time, Mr. Ghasemi was granted a separate time option to purchase a certain number of shares of our common stock. The time/performance option vests over a five-year period as to 40% of the shares of our common stock subject to the option and vests, as to the remaining 60%, over a five-year period and in the event and to the extent certain performance targets are achieved. The time option vests over a period ending January 1, 2008.

        Mr. Ghasemi's agreement also provides that if his employment is terminated by us without "cause" (which includes our nonrenewal of the term of the employment agreement as described above), or if he resigns for "good reason," he will be entitled to receive:

  •
  accrued but unpaid current compensation and supplemental pension benefit;

  •
  continued payment, in equal installments over the 24-month period following any such termination, of an amount equal to two times the sum of (x) his then base salary and (y) the average of his annual bonuses, if any, earned or payable in respect of our two full fiscal years prior to the date of his termination; and

  •
  continued monthly supplemental benefit contributions for a period of 12 months following such termination.

        Mr. Ghasemi's employment agreement also contains certain restrictive covenants relating to confidentiality, non-competition and non-solicitation.

  Agreements with Robert Zatta

        We have entered into an employment agreement with Mr. Zatta, dated as of March 21, 2001, as amended as of October 19, 2004, pursuant to which he is serving as our Senior Vice President and Chief Financial Officer. The agreement provides for an annual base salary, subject to potential increase on an annual basis, a signing bonus, a company automobile and entitles him to participate in our health, welfare, retirement and bonus programs.

        Mr. Zatta's employment agreement may be terminated upon twelve months' prior written notice by us or six months' prior written notice by Mr. Zatta. Mr. Zatta's employment agreement also provides that if his employment is involuntarily terminated, other than for "cause," as defined in the agreement, or he resigns with "good reason," as defined in the agreement, he will be entitled to (i) a lump sum cash payment equal to his three months base salary, (ii) continuation of health care coverage, to the extent applicable for a specified period of time, (iii) continued use of a company car for a period of twelve months, (iv) a severance payment equal to two weeks base salary plus one week salary for each year of service and (v) a further severance payment of three months salary.

        Under his employment agreement, Mr. Zatta was entitled to purchase shares of our common stock in accordance with the terms and conditions of the management stockholder's agreement, which he did, and in connection therewith, was granted a time/performance option to purchase an additional number of shares of our common stock. In October 2004, Mr. Zatta was granted the right to purchase an additional number of shares of our common stock, which he did, and in connection therewith, was granted a time/performance option and a performance option to purchase an additional number of shares of our common stock in accordance with the terms and conditions of the amended and restated management stockholder's agreement.

        Mr. Zatta's employment agreement also contains certain restrictive covenants relating to confidentiality and non-competition.

  Agreements with Thomas Riordan

        We have entered into an employment agreement with Mr. Riordan, dated October 13, 1994, pursuant to which he is serving as our Senior Vice President, Law & Administration. The employment agreement provides for base monthly salary, subject to potential increase on an annual basis, a company automobile, and entitles him to participate in our health, welfare, retirement and bonus programs.

        Mr. Riordan's employment agreement may be terminated upon twelve months' prior written notice by us or six months' prior written notice by Mr. Riordan. Mr. Riordan's employment agreement also provides that if his employment is involuntarily terminated, other than for "cause," as defined in the agreement, or he resigns with "good reason," as defined in the agreement, he will be entitled to (i) a lump sum cash payment equal to his three months base salary, (ii) continuation of health care coverage, to the extent applicable for a specified period of time, (iii) continued use of a company car for a period of twelve months, (iv) a severance payment equal to two weeks base salary plus one week salary for each year of service and, (v) a further severance payment of three months salary.

        Mr. Riordan's employment agreement contains provisions relating to confidential information and covenants not to compete for a period of one year in the event we continue to pay current salary and benefits for that period.

        Under the management stockholder's agreement Mr. Riordan entered into in 2001, he purchased shares of our common stock and in connection therewith, was granted a time/performance option to purchase an additional number of shares of our common stock. In October 2004, Mr. Riordan was granted the right to purchase an additional number of shares of our common stock, which he did, and in connection therewith, was granted a time/ performance option and a performance option to purchase an additional number of shares of our common stock in accordance with the terms and conditions of the amended and restated management stockholder's agreement.

Stock Purchase and Option Plan

        We have adopted the Amended and Restated 2003 Stock Purchase and Option Plan of Rockwood Holdings, Inc. and Subsidiaries (formerly the 2000 Stock Purchase and Option Plan of Rockwood Holdings, Inc. and Subsidiaries), which provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), options that are not incentive stock options, and various other stock-based grants, including the shares of our common stock sold to, and options granted to the executive officers and other key employees, as described below under "—Management Equity Programs." In September 2004, our board of directors approved an amendment to increase the number of authorized shares available for grants under the stock plan.

As of the date of this prospectus, we have granted under the stock plan certain options as incentive options (not exceeding the maximum extent permitted by applicable law) and the remainder as non-incentive stock options. The options are generally granted as follows: 50% vest and become exercisable over the passage of time, which we refer to as "time options," assuming the optionee continues to be employed by us, and 50% vest and become exercisable over time based upon the achievement of certain performance targets, which we refer to as "performance options."

        Exercise Price.    The exercise price of the options is the fair market value of the shares underlying the options on the date of the grant of the option, unless otherwise specified for particular options.

        Vesting of Time Options.    Time options generally become exercisable by the holder of the option in installments of 20% on each of the first five anniversaries of the "initial vesting date" which is generally defined as the grant date.

        Vesting of Performance Options.    Performance options generally become exercisable as to 100% of the options on the eighth anniversary of the grant date; however, they will become earlier exercisable as to 20% of the total performance options on December 31 of each fiscal year beginning with the 2004 fiscal year upon the completion of the audit for the then ending period, subject to certain employment restrictions, in the event and to the extent that we, or a division of ours, as applicable, achieves certain performance targets. Certain option holders have "company-wide performance targets," which targets are based on our achievement of certain implied equity values. Other option holders have "divisional performance targets," which targets are based on a particular division's achievement of annual or cumulative EBITDA. In the event that performance targets are not achieved in any given fiscal year but the cumulative targets are achieved in a subsequent year, the performance option will become exercisable as to the previously unexercisable percentage of the performance options from the missed years, as well as with respect to the percentage of the performance options in respect of the fiscal year in which the performance targets are achieved. Options generally are not exercisable as to any shares following the termination of an optionee's employment with us or our subsidiaries.

        Effect of Change in Control.    In addition, upon the occurrence of our change in control, as defined in the stock plan, the exercisability of the time options will automatically accelerate with respect to 100% of the shares of our common stock subject to the time options. Immediately prior to a change of control, a ratable portion of unvested performance options will automatically vest if our board of directors makes a good faith determination that the applicable performance target(s) would have been met for the year in which the change of control occurs, but for the change of control. Our board of directors, in its discretion, may further determine to accelerate the vesting of all performance options.

        Miscellaneous.    The options will only be transferable by will or pursuant to applicable laws of descent and distribution upon the death of the optionee. The stock plan may be amended or terminated by our board of directors at any time.

        Management Equity Programs.    In connection with the KKR acquisition, we implemented a management equity program, which we refer to as the 2001 management equity program, under which certain members of our senior management and other key employees were given the opportunity to purchase shares of our common stock, and were entitled to receive options to purchase additional shares of our common stock, depending upon the initial number of shares each employee purchased. In connection with the 2001 management equity program, 11,720 shares were purchased and options to purchase 52,480 shares were granted, net of subsequent redemptions and forfeitures (in each case not giving effect to the stock split in connection with the offering), each at the same price per share paid by affiliates of KKR.

        In connection with the Dynamit Nobel acquisition, we implemented a new management equity program, which we refer to as the 2004 management equity program, under which certain of our employees, including our executive officers, in the United States, Germany and other countries were given the opportunity to purchase shares of our common stock and were entitled to receive options to purchase additional shares of our common stock, depending upon the initial number of shares each employee purchased. In connection with the 2004 management equity program, 13,950 shares were purchased and options to purchase 61,120 shares were granted (in each case not giving effect to the stock split in connection with the offering), each at the same price per share paid by affiliates of KKR and DLJMB.

        As a result of the 2001 management equity program and the 2004 management equity program, management currently hold approximately 8.8% of the outstanding shares of our common stock and after giving effect to the offering, will hold approximately    %, in each case, on a fully-diluted basis.

        Pursuant to the 2001 management equity program, we made loans to ten employees including Mr. Zatta and Mr. Riordan in order to assist them in purchasing, in whole or in part, their shares of our common stock. The loans are repayable on the earliest to occur of (i) the fifth anniversary of the date the employee purchases his or her shares of our common stock, (ii) certain terminations of employment or (iii) the receipt by the employee of any proceeds from the sale or other disposition of his or her shares of our common stock. The loans are secured by all of an employee's shares of our common stock, including any shares of our common stock obtained upon exercise of any stock options held by the employee. As of September 30, 2004, we had approximately $0.7 million in outstanding loans made to employees.

        The shares of our common stock purchased by the employees, the options granted to the employees and the shares of our common stock an employee may receive upon exercise of an option under both the 2001 management equity program and 2004 management equity program, are subject to transfer restrictions until the fifth anniversary of the date the employees originally purchased their shares of our common stock, and are also subject to our right, prior to such fifth anniversary, to repurchase the shares of our common stock and vested options upon termination of an employee's employment. See "Related Party Transactions—Agreements with KKR, DLJMB and/or Management—2001 Management Stockholder's Agreements," and "Related Party Transactions—Agreements with KKR, DLJMB and/or Management—2004 Management Stockholder's Agreements."

Limitations on Liability and Indemnification of Officers and Directors

        The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our amended and restated certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

        Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We are also expressly authorized to advance certain expenses (including attorneys' fees and disbursements and court costs) and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information as of December 31, 2004 with respect to the beneficial ownership of our common stock before and after the offering by:

  •
  each person who is known by us to beneficially own more than 5% of our common stock;

  •
  each of our directors and named executive officers; and

  •
  all of our directors and executive officers as a group.

        Unless otherwise indicated, the address of each person named in the table below is c/o Rockwood Holdings, Inc., 100 Overlook Center, Princeton, NJ 08540.

	Beneficial Ownership of Common Stock
			Percentage After the Offering
Name of Beneficial Owner	Number(1)	Percentage Prior to the Offering	Without Over-allotment		With Over-allotment
KKR(2)		74.8%		%		%
DLJMB(3)		21.6%		%		%
Seifi Ghasemi(4)		*	*		*
Robert J. Zatta(5)		*	*		*
Thomas J. Riordan(6)		*	*		*
Brian F. Carroll(2)		74.8%		%		%
Todd A. Fisher(2)		74.8%		%		%
Edward A. Gilhuly(2)		74.8%		%		%
Perry Golkin(2)		74.8%		%		%
Alex Morey(3)		—	—		—
Susan Schnabel(3)		—	—		—
Fredrik Sjödin(2)		74.8%		%		%
All directors and executive officers as a group (10 persons)		75.5%		%		%

*
Less than 1%.

(1)
The amounts and percentages of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.

(2)
KKR affiliates currently beneficially own 1,123,250 shares of our common stock as follows:

•
157,900 shares are beneficially owned by KKR Millennium Fund L.P., for which KKR Associates Millennium L.P. is the general partner, and for which KKR Millennium GP LLC is the general partner of that limited partnership and exercises sole voting and investment power with respect to such shares; 28,000 of the 157,900 shares of our common stock shown as beneficially owned by KKR Millennium Fund L.P. reflect shares of common stock issuable upon exercise of warrants issued in connection with the July 2003 debt refinancing.

  •
  559,200 shares are beneficially owned by KKR 1996 Fund L.P., for which KKR Associates 1996 L.P. is the general partner, and for which KKR 1996 GP LLC is the general partner of that limited partnership and exercises sole voting and investment power with respect to such shares;

  •
  4,800 shares are beneficially owned by KKR Partners II, L.P.;

  •
  11,650 shares are beneficially owned by KKR Partners III, L.P. (Series F), for which KKR GP III LLC is the general partner and exercises sole voting and investment power with respect to such shares; and

  •
  389,700 shares are beneficially owned by KKR European Fund, Limited Partnership, for which KKR Associates Europe, Limited Partnership is the general partner, and for which KKR Europe Limited is the general partner of that limited partnership and exercises sole voting and investment power with respect to such shares.

  In addition, KKR affiliates may be deemed by virtue of their rights under the stockholders' agreement entered into with us and DLJMB, to share investment power with respect to the shares held by DLJMB but disclaim beneficial ownership of such shares.

  Messrs. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Scott M. Stuart, Edward A. Gilhuly, Johannes P. Huth, Todd A. Fisher and Alexander Navab, as members of KKR Millennium GP LLC, KKR 1996 GP LLC and KKR Europe Limited, and Marc S. Lipschultz and Jacques Garaialde, as members of KKR Millennium GP LLC and KKR Europe Limited, may be deemed to share beneficial ownership of the shares controlled by these entities, but disclaim such beneficial ownership. Messrs. Brian F. Carroll and Fredrik Sjödin are our directors and executives of KKR, and as such may be deemed to share beneficial ownership of any shares beneficially owned by KKR, but disclaim such beneficial ownership. The address of KKR Millennium GP LLC, KKR 1996 GP LLC, KKR GP III LLC, KKR Europe Limited and each individual listed above is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

(3)
DLJMB currently beneficially own 318,750 shares of our common stock as follows: (a) 252,520 shares are beneficially owned by DLJ Merchant Banking Partners III, L.P.; (b) 4,461 shares are beneficially owned by DLJ Offshore Partners III-1, C.V.; (c) 3,178 shares are beneficially owned by DLJ Offshore Partners III-2, C.V.; (d) 17,383 shares are beneficially owned by DLJ Offshore Partners III, C.V.; (e) 2,108 shares are beneficially owned by DLJ MB Partners III GmbH & Co. KG; (f) 1,434 shares are beneficially owned by Millennium Partners II, L.P.; and (g) 37,666 shares are beneficially owned by MBP III Plan Investors, L.P., all of which form a part of Credit Suisse First Boston's Alternative Capital Division. The address for each of the foregoing is 11 Madison Avenue, New York, New York, 10010, except that the address of DLJ Offshore Partners III-1, DLJ Offshore Partners III-2 and DLJ Offshore Partners III, C.V. is John B. Gosiraweg 14, Willemstad, Curacao, Netherlands Antilles. Alex Morey and Susan Schnabel are our directors and are employees of Credit Suisse First Boston's Alternative Capital Division, of which DLJMB is a part. Alex Morey and Susan Schnabel do not have sole or shared voting or dispositive power over shares held by DLJMB and therefore do not have beneficial ownership of such shares.

(4)
Shares of our common stock shown as beneficially owned by Mr. Ghasemi include 5,400 shares underlying exercisable stock options held by him, 2,000 shares underlying vested restricted stock units and 4,000 shares purchased by Mr. Ghasemi pursuant to management equity programs.

(5)
Shares of our common stock shown as beneficially owned by Mr. Zatta include 828 shares underlying exercisable stock options held by him, 1,270 shares purchased by Mr. Zatta pursuant to the management equity programs.

(6)
Shares of our common stock shown as beneficially owned by Mr. Riordan include 1,400 shares underlying exercisable stock options held by him and, 1,500 shares purchased by Mr. Riordan pursuant to the management equity programs.

RELATED PARTY TRANSACTIONS

Agreements with KKR, DLJMB and/or Management

  2001 Management Stockholder's Agreements

        We entered into management stockholder's agreements, generally dated as of February 2, 2001, with certain members of our management that purchased shares of our common stock under the 2001 management equity program. The following summary of the terms of those agreements should be read together with the information described under the caption "Management—Stock Purchase and Option Plan—Management Equity Programs."

        Restrictions on Transfers.    The management stockholder's agreements impose significant restrictions on transfers of shares of common stock. Pursuant to the management stockholder's agreements, except for certain permitted transfers, sales of shares of common stock pursuant to an effective registration statement under the Securities Act and transfers made pursuant to the sale participation agreement (described below), the shares of common stock generally will be non-transferable by any means at any time prior to the fifth anniversary of the date the stockholder executed the management stockholder's agreement.

        Our Obligation to Repurchase Stock and Options of the Stockholder.    If, prior to the fifth anniversary of the management stockholder's agreement, the stockholder's employment is terminated as a result of the death or permanent disability of the stockholder, then the stockholder will have the right, for a period of 60 days following 181 days after the date of death or permanent disability, to require us to purchase all of the shares of common stock then held by such stockholder at a per share price equal to the fair market value per share. In the event the stockholder exercises this right, we will also be required to purchase all of the outstanding exercisable options held by the stockholder for an amount equal to the product of (x) the excess, if any, of the fair market value per share over the exercise price of the option and (y) the number of exercisable options.

        Our Right to Repurchase Stock and Options of the Stockholder.    If, prior to the fifth anniversary of the management stockholder's agreement, the stockholder's employment is terminated by us for "cause" (as such term is defined in the agreement) or the management stockholder effects an impermissible transfer of the shares of common stock, then we will have the right to repurchase shares of common stock held by the stockholder at a per share price equal to the lesser of the purchase price the stockholder paid for the share and the fair market value per share, and all options (whether then exercisable or not) held by the stockholder will terminate without any payment. If, prior to the fifth anniversary of the management stockholder's agreement, the stockholder's employment is terminated with or without "good reason" (as such term is defined in the agreement) by the management stockholder or by his death or permanent disability or without "cause" by us, then we will have the right to repurchase shares of common stock held by the stockholder at a per share purchase price equal to the fair market value per share. In the event we exercise this right, we will also purchase all of the outstanding exercisable options held by the stockholder for an amount equal to the product of the excess, if any, of the fair market value per share over the option exercise price and the number of exercisable options. In the event such amount is zero or a negative number, all such outstanding exercisable options will be automatically terminated without any payment.

        "Piggyback" Registration Rights.    Until the later of (i) one year after the occurrence of a (a) registered public offering relating to sales of our common stock by affiliates of KKR or (b) a "qualified public offering," and (ii) the sixth anniversary of the date the management stockholder entered into the management stockholder's agreement, the management stockholder agrees to be bound by the registration rights agreement (described below), and in the event of a proposed registered sale of our common stock by affiliates of KKR, the management stockholder is entitled to register in the proposed sale the maximum number of shares of common stock held by him or acquired under exercisable options, which number is proportional to the number of shares being sold by affiliates of KKR in relation to the number of shares then owned by affiliates of KKR.

  2004 Management Stockholder's Agreements

        We entered into management stockholder's agreements with certain members of our management that purchased shares of our common stock under the 2004 management equity program. The terms of the 2004 management stockholder's agreements are substantially the same as those of the 2001 management stockholder's agreements described above.

  2001 Sale Participation Agreements

        Affiliates of KKR entered into a sale participation agreement, dated February 2, 2001, with each member of our management who purchased shares of our common stock under the 2001 management stockholder's agreement.

        Tag-Along Rights.    The sale participation agreement grants to the stockholders the right to participate in any sale for cash or other consideration (other than a registered public offering or a sale to another affiliate of KKR) of shares of our common stock by affiliates of KKR occurring prior to the fifth anniversary of the first registered public offering of our common stock. The stockholder will be able to sell the maximum number of shares of our common stock then held by such stockholder or acquired under exercisable options, which is proportional to the number of shares being sold by affiliates of KKR in relation to the number of shares then owned by affiliates of KKR.

        Drag-Along Rights.    If affiliates of KKR receive an offer from a thirty party to purchase at least a majority of the shares of common stock then owned by affiliates of KKR prior to the fifth anniversary of the first registered public offering of our common stock, the stockholder may be required, if so requested by affiliates of KKR, to sell in such transaction on the same terms and conditions as to be paid and given to affiliates of KKR, up to the same number of shares of common stock that the stockholder would be able to sell pursuant to the preceding paragraph.

  2004 Sale Participation Agreements

        Affiliates of KKR entered into sale participation agreements with other members of our management who purchased shares of our common stock under the 2004 management equity program. The terms of the 2004 sale participation agreements are substantially the same as those of the 2001 sale participation agreements described above.

  Registration Rights Agreement

        We are a party to a registration rights agreement, dated November 20, 2000, as amended as of July 23, 2003, with certain of our stockholders, including affiliates of KKR, DLJMB, stockholders party to the investors' rights agreement described below and members of management who are parties to the management stockholder's agreements described above. Pursuant to the registration rights agreement, if we propose to register shares of our common stock for sale under the Securities Act, the other parties to the registration rights agreement are entitled to request that we include their shares in such sale. In addition, following this offering, affiliates of KKR and DLJMB (that own a specified number of shares of our common stock) are entitled to make requests that we effect the registration under the Securities Act of all or a portion of their shares of common stock.

  Pledge Agreements

        In connection with our 2001 management equity program, our subsidiary, Rockwood Specialties Inc. made loans to certain members of our management, including two of our executive officers, in order to assist them in purchasing, in whole or in part, their shares of our common stock, and in connection with the making of such loans, each such member of our management entered into a pledge agreement. Pursuant to the pledge agreement, each such member of our management pledged all of his shares of our common stock, including shares received upon exercise of any stock options that may be issued to him by us, as collateral security for the loan.

        These loans accrue interest at the applicable federal rate at the time of investment, and are repayable upon the earliest to occur of (1) the fifth anniversary of the date the shares of our common stock was purchased, (2) certain terminations of employment and (3) the receipt by the borrower of any proceeds from the sale or other disposition of his shares of our common stock. As of September 30, 2004, the outstanding principal balance of the loans to our two executive officers amounted to $220,000. These loans have not been materially modified since July 30, 2002. Through September 30, 2004, both executive officers were current in their payments of principal and interest. See "Management—Stock Purchase and Option Plan—Management Equity Programs."

  Investors' Rights Agreement

        In connection with the KKR acquisition, we entered into an investors' rights agreement, dated November 20, 2000, with Merrill Lynch Capital Corporation and affiliates of KKR. Pursuant to this agreement, we issued 30,273 shares of our common stock to Merrill Lynch Capital Corporation for a purchase price of $1.00 per share (as adjusted to reflect the 100-for-1 reverse stock split effective January 30, 2001), in consideration for making the PIK loans to our subsidiary, Rockwood Specialties Consolidated, Inc. In connection with the assignment of $70.0 million of the PIK loans to Allianz Lebensversicherungs—AG, Stuttgart and the replacement of such loans for PIK notes, the agreement was amended as of February 7, 2001 to provide for the transfer of certain shares of our common stock by Merrill Lynch to Allianz. In addition, in connection with the assignment of the remaining $30.0 million of the PIK loans to SPCP Group, L.L.C., an affiliate of Silver Point Capital LP, the agreement was further amended as of January 14, 2005 to provide for the transfer of remaining shares of our common stock held by Merrill Lynch to SPCP Group, L.L.C.

        Tag-Along and Drag-Along Rights.    If affiliates of KKR sell shares of our common stock representing more than 40% of the number of shares originally purchased by them to any third party, then the investors have customary rights to participate in the sale on a pro rata basis with affiliates of KKR. In addition, if affiliates of KKR propose to transfer more than 50% of the number of shares originally purchased by them to any third party, affiliates of KKR may require that such investors transfer their shares on the same terms.

        Registration Rights.    Each investor agrees to be bound by the registration rights agreement dated November 20, 2000, as amended, and is entitled to all of the rights and privileges of the registration rights agreement as if such investor were an original holder of shares of common stock under the registration rights agreement.

  Stockholders' Agreement with Affiliates of KKR and DLJMB

        In connection with the Dynamit Nobel acquisition, we entered into a stockholders' agreement, dated as of July 29, 2004, with affiliates of KKR and DLJMB.

        Board Representation.    The stockholders' agreement provides that our board of directors will initially consist of eight directors, five of whom will be designated by affiliates of KKR, two of whom will be designated by DLJMB and one of whom will be our chief executive officer. At such time that DLJMB ceases to own at least 10% of our outstanding common stock, DLJMB will cease to have the right to designate directors to our board of directors. In connection with this offering, our board of directors may be reconstituted, subject to compliance with applicable law and the listing rules of the applicable securities exchange; provided that, DLJMB will be entitled to designate one director to our board of directors for so long as they continue to own at least 10% of our outstanding common stock after giving effect to this offering.

        Restrictions on Transfers.    Prior to the fifth anniversary of the Dynamit Nobel acquisition, DLJMB may not generally transfer shares of our common stock, other than to certain permitted transferees (including distributions to their limited partners), pursuant to a registered sale or pursuant to drag-along rights described below. Following the fifth anniversary of the Dynamit Nobel acquisition, DLJMB may transfer their shares subject to drag-along rights described below and certain other restrictions. Subject to compliance with certain restrictions, affiliates of KKR may transfer their shares by any means at any time.

        Drag-Along Rights.    If at any time affiliates of KKR and any other holder of shares of our common stock receive a bona fide offer from any third party to purchase at least a majority of our outstanding common stock, and such offer is accepted, then DLJMB will, if required by affiliates of KKR, transfer to such third-party on the terms of the accepted offer such number of shares of common stock held by them as is proportional to the number of shares being sold by affiliates of KKR and other holders in relation to the number of shares then owned by them.

        Registration Rights.    Each stockholder party to the agreement agrees to be bound by the registration rights agreement dated November 20, 2000, as amended. DLJMB is entitled to make up to three separate written requests that we effect the registration under the Securities Act of all or some of their shares of common stock pursuant to the terms of the registration rights agreement; provided, however, DLJMB may not make any such request until the earlier of (i) the termination of any applicable "lock-up" period and the end of any period during which dealers must deliver a prospectus in connection with the sale of any shares of our common stock by any affiliates of KKR pursuant to the exercise of its second demand registration right and (ii) the sixth anniversary of the closing of the Dynamit Nobel acquisition if no affiliate of KKR has exercised its demand registration right to date. Affiliates of KKR are entitled to make an unlimited number of requests that we effect the registration under the Securities Act of their shares of common stock.

  Stock Subscription Agreement

        In connection with the Dynamit Nobel acquisition, we, affiliates of KKR and affiliates of DLJMB entered into a stock subscription agreement, dated as of July 29, 2004, pursuant to which we issued 531,250 shares of our common stock to affiliates of KKR and 318,750 shares of our common stock to DLJMB, in each case not giving effect to the stock split in connection with the offering, for a purchase price of $500.00 per share. This agreement terminated upon the closing of the Dynamit Nobel acquisition.

  Management Services Agreement with KKR and DLJ Merchant Banking III, Inc.

        In connection with the Dynamit Nobel acquisition, we have entered into a management services agreement, dated as of July 29, 2004, with KKR and DLJ Merchant Banking III, Inc. Under the agreement, KKR and DLJ Merchant Banking III have agreed to provide certain management, business strategy, consulting and financial services to us and our subsidiaries. These services include (i) advice regarding the structure, distribution, and timing of debt and equity offerings, (ii) advice regarding our business strategy, (iii) advice regarding dispositions and/or acquisitions and (iv) other services of the type customarily performed by KKR and DLJ Merchant Banking III.

        The aggregate annual fee under the management services agreement is $2.0 million, which amount will be increased by 5% each year and is payable quarterly to KKR and DLJ Merchant Banking III on a pro rata basis based on their respective percentage equity interest in us. This annual fee is paid by our U.S. subsidiaries. Under the agreement, we paid a transaction fee of $21.0 million to KKR and $9.0 million to DLJ Merchant Banking III (or an aggregate fee of $30.0 million) in connection with the closing of the Dynamit Nobel acquisition. We also agree to indemnify and hold each of KKR and DLJ Merchant Banking III and their respective partners, executives, officers, directors, employees, agents, controlling persons and affiliates harmless from and against any losses and/or liabilities relating to or arising out of the services contemplated by the agreement or the retention of KKR and DLJ Merchant Banking III pursuant to, and such entities' or their affiliates' performance of the services contemplated by, the agreement. In connection with this offering, the affiliates of KKR and DLJMB have agreed to terminate the management services agreement for an aggregate consideration of $10 million.

  Senior Discount Notes

        For a description of the senior discount notes issued by Rockwood Specialties International, Inc. and held by an affiliate of KKR, see "Description of Indebtedness—Senior Discount Notes." We intend to redeem the senior discount notes with a portion of the net proceeds from the offering.

  Redeemable Convertible Preferred Stock and Warrants

        For a description of the redeemable convertible preferred stock and warrants issued to an affiliate of KKR in connection with the July 2003 debt refinancing, see "Description of Capital Stock—Preferred Stock—Redeemable Convertible Preferred Stock." We intend to redeem the outstanding shares of redeemable convertible preferred stock with a portion of the net proceeds from the offering.

  Indemnification and Insurance

        For a description of our limitation on liability and indemnification of, and provision of insurance covering, our director and executive officers, see "Management—Limitations on Liability and Indemnification of Officers and Directors."

Stockholders' Agreement with Management of Groupe Novasep SAS

        In connection with the combination of the three business lines of our Custom Synthesis segment with Groupe Novasep SAS, we, our subsidiary Knight Specialite Synthese SAS (which is now renamed Groupe Novasep, but which we refer to below as Knight), and certain members of management of Groupe Novasep SAS entered into a stockholders' agreement, dated as of December 31, 2004.

        Exchange Rights; Call Rights.    The Groupe Novasep management stockholders have the right to convert their shares of common stock of Knight into shares of our common stock in the event of a "change of control" (as defined in the agreement) of Knight pursuant to a formula specified in the agreement which is based on the respective values of Knight's common stock and our common stock. In the event a Groupe Novasep management stockholder does not exchange his or her shares upon a change of control, Knight has a right to buy such management stockholder's shares. In addition, following the occurrence of certain events such as death, disability or termination of the Groupe Novasep manager's employment, subject to the call right described below, each manager has a right to convert his shares of common stock of Knight into shares of our common stock pursuant to a formula specified in the agreement.

        Company Call Right.    We have the right to purchase Groupe Novasep management stockholders' shares of common stock of Knight prior to December 31, 2008 in certain circumstances such as death, permanent disability or termination of managers' employment at purchase prices specified in the agreement.

        Registration Rights.    Following December 31, 2007 and prior to either (1) an initial public offering by Knight or (2) the date on which we cease to hold a majority of shares of common stock of Knight, Roger-Marc Nicoud has the right to cause Knight to effect an initial public offering of shares of common stock of Knight if the intended listing price for shares of common stock of Knight would imply a value of Knight that is 2.75 times the "value per share" (as defined in this agreement) of Knight common stock. Each Groupe Novasep manager also has piggyback registration rights under the terms and conditions of the registration rights agreement with respect to any of our shares he acquires pursuant to the agreement.

Board Observers' Agreement

        As part of the issuance of Rockwood Specialties Consolidated's PIK loans, Merrill Lynch Capital Corporation entered into a board observer's agreement, dated as of November 20, 2000, with Rockwood Specialties Consolidated. Merrill Lynch Capital Corporation's rights thereunder were assigned to Allianz in connection with Allianz's purchase of $70.0 million initial face value of PIK loans and to SPCP Group, L.L.C. in connection with SPCP Group, L.L.C.'s purchase of the remaining $30.0 million initial face value of PIK loans. The agreement provides that at all times that any PIK loans and notes are outstanding, the holders holding a majority in principal amount of the PIK loans and notes have the right to appoint one individual who will have the right to participate in meetings of the board of directors of Rockwood Specialties Consolidated. Given that Allianz's PIK notes will be redeemed immediately upon the closing of the offering, pursuant to the agreement, SPCP Group, L.L.C. will retain observer rights until November 20, 2005 when its PIK loans will be repaid.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as each is anticipated to be in effect upon the closing of this offering. We also refer you to our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Authorization Capitalization

        Our authorized capital stock consists of (i)              shares of common stock, par value $.01 per share, of which             shares are issued and outstanding, and (ii) 50,000 shares of preferred stock, par value $.01 per share, of which 25,000 shares of redeemable convertible preferred stock issued to an affiliate of KKR in connection with the July 2003 debt refinancing are issued and outstanding. Immediately following the closing of this offering, there are expected to be             shares of common stock issued and outstanding (or             shares of common stock if the underwriters exercise their over-allotment option in full), and no shares of preferred stock outstanding.

  Common Stock

        Voting Rights.    Holders of common stock are entitled to one vote per share on all matters submitted for action by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of more than 50% of the shares of common stock can, if they choose to do so, elect all the directors. In such event, the holders of the remaining shares of common stock will not be able to elect any directors.

        Dividend Rights.    Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Our senior secured credit facilities and indentures impose restrictions on our ability to declare dividends on our common stock.

        Liquidation Rights.    Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accumulated and unpaid dividends and liquidation preferences on outstanding preferred stock, if any.

        Other Matters.    Holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock, including the shares of common stock offered in this offering, are fully paid and non-assessable.

  Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series including:

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  the designation of the series;

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  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

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  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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  the dates at which dividends, if any, will be payable;

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  the redemption rights and price or prices, if any, for shares of the series;

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  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

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  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

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  restrictions on the issuance of shares of the same series or of any other class or series; and

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  the voting rights, if any, of the holders of the series.

  Redeemable Convertible Preferred Stock

        In connection with the July 2003 debt refinancing, we issued 25,000 shares of redeemable convertible preferred stock to an affiliate of KKR. The redeemable convertible preferred stock accumulates dividends at 15% per year of the sum of (i) $1,000 original issue price per share and (ii) accumulated and unpaid dividends on such share from the original issue date. Holders of the redeemable convertible preferred stock also participate in any dividends paid on the common stock (other than excluded shares, as defined below). The redeemable convertible preferred stock is redeemable by us at our option at any time. The redeemable convertible preferred stock is also convertible into our common stock, at the option of the holder, on or after this offering at a conversion price equal to the then current market price, subject to adjustment. When the redeemable convertible preferred stock is redeemed or converted into common stock, the holder will also receive 1% of the aggregate value of our common stock (other than excluded shares) in cash or, in the case of conversion, additional shares of our common stock, subject to adjustment. In addition, upon a change of control of us, the holder will be able to require us to repurchase the redeemable convertible preferred stock at 101% of the aggregate liquidation preference and accumulated and unpaid dividends plus 1% of the aggregate consideration paid to holders of common stock (other than excluded shares) in the change of control transaction, subject to adjustment. "Excluded shares" mean the shares of common stock issued to affiliates of KKR and DLJMB in connection with the Dynamit Nobel acquisition, the shares of common stock issued pursuant to the 2004 management equity program and pursuant to employee stock options granted after July 29, 2004 prior to December 31, 2004 and any other shares of common stock issued to DLJMB. We intend to redeem the outstanding shares of redeemable convertible preferred stock with a portion of the net proceeds from this offering.

        Warrants.    In connection with the issuance of redeemable convertible preferred stock, we issued to an affiliate of KKR warrants, exercisable at any time at a specified exercise price, to purchase 28,000 additional shares of our common stock (not giving effect to the stock split in connection with the offering).

Authorized but Unissued Capital Stock

        The Delaware General Corporation Law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock were listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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  the "business combination," or the transaction in which the stockholder became an "interested stockholder" is approved by the board of directors prior to the date the "interested stockholder" attained that status;

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  upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding and not outstanding, voting stock owned by the interested stockholder, those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer); or

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  on or subsequent to the date a person became an "interested stockholder," the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

        "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.

Transfer Agent and Registrar

                                  is the transfer agent and registrar for our common stock.

Listing

        We propose to list our common stock on the New York Stock Exchange, subject to official notice of issuance, under the symbol "             ."

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facilities

        In connection with the acquisition financings, Group, Rockwood Specialties Limited and Rockwood Specialties International, Inc. entered into a senior secured credit agreement, which was amended as of October 8, 2004 and as of December 10, 2004, with Credit Suisse First Boston, acting through its Cayman Islands Branch, as Administrative Agent and as Collateral Agent, UBS Securities LLC and Goldman Sachs Credit Partners L.P. as Co-Syndication Agents and certain other lenders. The senior secured credit facilities were arranged by Credit Suisse First Boston, acting through its Cayman Islands Branch, UBS Securities LLC and Goldman Sachs Credit Partners L.P. The following summary of the material terms of the senior secured credit facilities, as amended, is generalized and not complete and, as such, is subject to and is qualified in its entirety by reference to the provisions of the senior secured credit agreement.

  Structure

        The $1,978.1 million senior credit facilities consist of:

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  senior secured tranche A-1 term loans in an aggregate principal amount of €39.1 million (or $48.6 million) borrowed by Group in euros;

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  senior secured tranche A-2 term loans in an aggregate principal amount of €170.4 million ($211.6 million) borrowed by Rockwood Specialties Limited in euros;

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  senior secured tranche C term loans in an aggregate principal amount of €274.8 million ($330.9 million) borrowed by Group in euros;

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  senior secured tranche D term loans in an aggregate principal amount of $1,145.0 million borrowed by Group in U.S. dollars; and

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  a senior secured revolving credit facility in an aggregate principal amount of $250.0 million made available to Group and Rockwood Specialties Limited in U.S. dollars, euros and/or pounds sterling. A portion of the revolving credit facility is available in the form of letters of credit and swingline loans.

        The dollar equivalents of the borrowings denominated in euros are based on the exchange rate on September 30, 2004. Group may, under certain circumstances and subject to receipt of additional commitments from existing lenders or other eligible institutions, request that the tranche D term loans and/or the revolving credit commitments be increased by an aggregate amount of up to $250 million.

  Availability

        The full amount of the tranche A-1 term loans, €128.5 million of the tranche A-2 term loans and €222.1 million of the tranche C term loans were drawn in a single drawing on the closing of the Dynamit Nobel acquisition. The remaining €41.9 million of the tranche A-2 term loans were drawn in a single drawing on September 27, 2004 in connection with the acquisition of the pigments and dispersions business of Johnson Matthey Plc. and the remaining €52.7 million of the tranche C term loans were drawn pursuant to the first amendment to the senior secured credit facilities on October 8, 2004. The aggregate principal amount of the tranche D term loans were drawn on December 10, 2004 pursuant to the second amendment to the senior secured credit facilities. Amounts borrowed under the term loan facilities that are repaid or prepaid may not be reborrowed. Loans and letters of credit under the revolving credit facility have been available from the consummation of the Dynamit Nobel acquisition and will be available at any time prior to the maturity of the revolving credit facility. Amounts repaid under the revolving credit facility may be reborrowed.

  Interest and Fees

        The interest rates per year under the revolving credit facility and the tranche A-1 and A-2 term loan facilities are, at Group's option, Adjusted LIBOR plus 2.50% or ABR plus 1.25%. The interest rate per year under the tranche C term loan facility is Adjusted LIBOR plus 3.00%. The interest rate under the tranche D term loan facility is, at Group's option, Adjusted LIBOR plus 2.25% or ABR plus 1.00%. In each case, the interest rates per year (other than under the tranche C term loan facility) are subject to step-downs determined by reference to a performance test. Adjusted LIBOR is the London inter-bank offered rate, adjusted for statutory reserves. ABR is the alternate base rate, which is the higher of Credit Suisse First Boston's prime rate and the federal funds effective rate plus 1/2 of 1%.

        Group may elect interest periods of one, two, three or six months (or in the case of revolving credit loans, nine or twelve months, to the extent available from all lenders under the revolving credit facility) for Adjusted LIBOR borrowings. The calculation of interest will be on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the prime rate) and interest will be payable quarterly in the case of ABR loans and at the end of each interest period and, in any event, at least every three months, in the case of Adjusted LIBOR borrowings.

        The senior secured credit facilities require payment of customary commitment, letter of credit and other fees.

  Guarantees; Security

        Guarantees.    The obligations of Group and Rockwood Specialties Limited under the senior secured credit facilities and any interest rate, foreign exchange or other hedging agreements entered into with any lender under the senior secured credit facilities (or any affiliate thereof) will be guaranteed by Rockwood Specialties International and each of Group's existing and subsequently acquired or organized direct or indirect domestic subsidiaries, subject to certain exceptions. In addition, the obligations of Rockwood Specialties Limited under the senior secured credit facilities and any interest rate, foreign exchange or other hedging agreements entered into with any lender under the senior secured credit facilities (or any affiliate thereof) will be guaranteed by Group and each existing and subsequently acquired or organized direct or indirect foreign subsidiary of Group other than subsidiaries which became subsidiaries on the consummation of the Dynamit Nobel acquisition, subject to certain exceptions.

        Security.    The obligations of Group and Rockwood Specialties Limited under the new senior secured credit facilities, any interest rate, foreign exchange or other hedging agreements entered into with any lender under the senior secured credit facilities (or any affiliate thereof) and the guarantees of the borrowings under the senior secured credit facilities are secured by, subject to certain exceptions, first-priority security interests in the following:

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  substantially all the tangible and intangible assets (including, but not limited to, accounts receivable, inventory, contract rights, trademarks, trade names, patents, equipment, real property and proceeds of the foregoing) of Group and its existing or subsequently acquired or organized direct or indirect domestic subsidiaries, subject to exceptions; and

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  (i) all the capital stock of or other equity interests in Group and each existing or subsequently acquired or organized direct or indirect domestic subsidiary of Group and (ii) 65% of the capital stock of or other equity interests in each existing or subsequently acquired or organized direct foreign subsidiary of either Group or any domestic subsidiary of Group or, in any case in which Group or any such domestic subsidiary directly holds less than 65% of such stock or equity interests, all such stock or equity interests (in each case, subject to certain exceptions) held by Group or such domestic subsidiary.

  In addition, the obligations of Rockwood Specialties Limited under the senior secured credit facilities, any interest rate, foreign exchange or other hedging agreements entered into with any lender under the senior secured credit facilities (or any affiliate thereof) and the guarantees of the borrowings under the senior secured credit facilities will be secured by, subject to certain exceptions, first-priority security interests in the following:

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    substantially all the tangible and intangible assets (including, but not limited to, accounts receivable, inventory, contract rights, trademarks, trade names, patents, equipment, real property and proceeds of the foregoing) of the existing or subsequently acquired or organized foreign subsidiaries of Group in the U.K., Singapore, Germany, Italy and Canada other than subsidiaries which became subsidiaries on the consummation of the Dynamit Nobel acquisition, subject to certain exceptions; and

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    the remaining 35% of the capital stock of, or other equity interests in, each existing or subsequently acquired or organized direct or indirect foreign subsidiary of Group (other than subsidiaries which became subsidiaries on the consummation of the Dynamit Nobel acquisition), including Rockwood Specialties Limited.

  Maturity, Amortization and Prepayments

        The tranche A-1 and A-2 term loans will mature on July 31, 2011 and will amortize at escalating percentages on a semi-annual basis commencing on January 1, 2006. The tranche C term loans and tranche D term loans will mature on July 31, 2012 and will amortize on a semi-annual basis commencing on January 1, 2006, with each repayment amount prior to maturity to be equal to 0.5% of the principal amount of tranche C term loans and tranche D term loans, respectively. The revolving credit facility will mature on July 31, 2010.

        In addition, Group is required to make the following mandatory prepayments of the term loans under our senior secured credit facilities, in each case, subject to certain exceptions, with:

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  100% of the net cash proceeds of all sales or other dispositions by Group or any of its restricted subsidiaries under the senior secured credit facilities of assets (including capital stock of subsidiaries of Group or any restricted subsidiary) other than net cash proceeds (a) from the sale or other disposition of assets in the ordinary course of business, (b) of certain disposals permitted under the senior secured credit agreement (including the proceeds of sales or transfers of accounts receivable (including pursuant to a securitization) in the amount of up to $200 million at any time) or (c) that are reinvested in the business of Group and its restricted subsidiaries within twelve months of the sale or other disposition (which twelve-month period may be extended by up to twelve months in certain circumstances).

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  100% of the net cash proceeds of issuances of debt obligations (including the net cash proceeds of issuances of certain permitted subordinated notes, but otherwise excluding certain debt obligations permitted by the senior secured credit facilities).

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  50% of excess cash flow in respect of any fiscal year at the end of which our leverage ratio is equal to or greater than 3.50 to 1.0.

        The above-described mandatory prepayments shall be allocated between the term loan facilities pro rata, subject to certain special application provisions.

  Affirmative Covenants

        Pursuant to the senior secured credit facilities, Group, Rockwood Specialties Limited and with respect to certain covenants only, Group, have agreed to various affirmative covenants, including, but not limited to, covenants with respect to:

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  delivery of annual audited financial statements, other financial information and notices of defaults or events of default under the senior secured credit agreement and information regarding material litigation, certain environmental matters and collection of certain accounts receivable;

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  inspection of books and records;

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  maintenance of insurance;

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  payment of taxes;

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  maintenance of corporate franchises;

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  compliance with laws;

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  delivery of ERISA related notices;

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  maintenance of properties;

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  transactions with affiliates;

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  maintenance of fiscal year and fiscal quarters;

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  additional guarantors and grantors of collateral;

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  pledges of additional stock and indebtedness;

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  use of proceeds;

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  changes in business;

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  further assurances; and

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  maintenance of Rockwood Specialties Limited as a wholly-owned subsidiary of Group.

  Negative Covenants

        The senior secured credit facilities contain various restrictive covenants which limit the ability of Group and its subsidiaries, including Rockwood Specialties Limited, and in certain cases, Rockwood Specialties International, among other things, to:

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  incur indebtedness and other liabilities;

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  create liens;

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  merge or consolidate;

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  dispose of assets;

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  make investments;

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  pay dividends and make payments to shareholders;

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  make payments on certain indebtedness or to amend documents related to certain indebtedness; and enter into sale leaseback transactions.

        In addition, the senior secured credit facilities impose limitations on business and activities of Rockwood Specialties International.

        For purposes of calculating compliance with these negative covenants as of any date, indebtedness will be converted to U.S. dollars based on agreed exchange rate provisions.

  Financial Covenants

        The senior secured credit facilities contain the following financial covenants:

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  a consolidated total debt to consolidated Adjusted EBITDA test;

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  an Adjusted EBITDA to consolidated interest expense test; and

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  limitations on capital expenditures.

        For purposes of calculating compliance with the financial covenants as of any date, indebtedness will be converted to U.S. dollars based on average daily exchange rates for the twelve-month period ending on such date.

  Events of Default

        The senior secured credit facilities contain customary events of default, in each case with customary and appropriate grace periods and thresholds, including, but not limited to:

  •
  nonpayment of principal or interest;

  •
  breaches of representations and warranties in any material respect;

  •
  violation of covenants;

  •
  cross default and cross acceleration;

  •
  certain liquidation, insolvency and bankruptcy events;

  •
  certain ERISA matters;

  •
  actual or asserted invalidity of guarantees of the senior secured credit facilities or material impairment of security interests granted to secure the senior secured credit facilities;

  •
  failure of the obligations under the senior secured credit facilities to constitute senior indebtedness under the documents governing the 2011 notes, the 2014 notes or certain other permitted subordinated indebtedness;

  •
  material unsatisfied judgments; and

  •
  change of control events.

        Upon the occurrence of an event of default under the senior secured credit facilities, the lenders will be able to terminate the commitments under the senior secured credit facilities, and declare all amounts, including accrued interest, under the senior secured credit facilities to be due and payable and take certain other actions, including enforcement of rights in respect of the collateral securing the senior secured credit facilities.

  Loan Reallocation Mechanism

        The documentation for the senior secured credit facilities will provide that, upon an event that results in the acceleration of loans outstanding under the senior secured credit facilities, (a) the commitments under the revolving credit facility will be automatically terminated and (b) the lenders under the senior secured credit facilities will automatically and without further act be deemed to have exchanged interests in the senior secured credit facilities such that, as a result, each such lender's outstanding credit exposures to Group and Rockwood Specialties Limited will be allocated pro rata between the revolving credit facility and each term loan facility based on the percentage of the total credit exposures outstanding under all senior secured credit facilities represented by the total credit exposures outstanding under each such individual credit facility.

2011 Notes

        In connection with the July 2003 debt refinancing, Group issued $375.0 million aggregate principal amount of 10 5/8% senior subordinated notes due 2011. Certain of Group's domestic subsidiaries guarantee the 2011 notes on a senior subordinated basis. The 2011 notes mature on May 15, 2011 with interest payable semi-annually on May 15 and November 15. Interest accrues at the rate of 10 5/8% per year.

  Optional Redemption

        Group may redeem the 2011 notes at any time, in whole or in part, on or after May 15, 2007 at a redemption price equal to 105.313% of the principal amount of the 2011 notes in the first year, declining yearly to par at May 15, 2010, plus accrued and unpaid interest, if any, to the applicable redemption date. In addition, prior to May 15, 2006, Group may redeem up to 35% of the initial aggregate principal amount of the 2011 notes with the net proceeds from one or more equity offerings at 110.625% of the principal amount thereof, plus accrued and unpaid interest, if at least 65% of the aggregate principal amount of the 2011 notes originally issued remains outstanding after the redemption. We intend to redeem approximately $131.3 million, or 35%, of the 2011 notes and pay a related redemption premium of $13.9 million and accrued and unpaid interest thereon with a portion of the net proceeds from this offering.

  Change of Control

        Upon certain change of control events, each holder of the 2011 notes may require Group to repurchase all or a portion of the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest.

  Negative Covenants

        The indenture governing the 2011 notes contains covenants that, among other things, limit Group's ability and the ability of its restricted subsidiaries to:

  •
  incur additional indebtedness;

  •
  pay dividends on, redeem or repurchase our capital stock;

  •
  make investments;

  •
  create certain liens;

  •
  sell assets;

  •
  restrict dividends or other payments to us;

  •
  guarantee indebtedness;

  •
  engage in transactions with affiliates; and

  •
  consolidate, merge or transfer all or substantially all our assets.

  Events of Default

        The indenture governing the 2011 notes contains customary events of default, in each case, with customary and appropriate grace periods and thresholds, including, but not limited to:

  •
  nonpayment of principal or interest;

  •
  violation of covenants;

  •
  cross default or cross acceleration;

  •
  certain liquidation, insolvency and bankruptcy events;

  •
  failure to pay final judgments;

  •
  actual or asserted invalidity of guarantee agreement of any significant subsidiary; and

  •
  breaches or representations and warranties in any material respect.

        Upon the occurrence of an event of default under the indenture, the trustee or the holders holding at least 30% in aggregate principal amount of the then outstanding 2011 notes will be able to declare the principal, premium, if any, interest and any other obligations on the then outstanding 2011 notes to be due and payable immediately.

2014 Notes

        In connection with the Fall 2004 debt refinancings, Group issued €375.0 million aggregate principal amount of 7.625% senior subordinated notes due 2014 and $200.0 million principal amount of 7.500% senior subordinated notes due 2014. Certain of Group's domestic subsidiaries guarantee the 2014 notes on a senior subordinated unsecured basis. The 2014 notes mature on November 15, 2014 with interest payable semi-annually on May 15 and November 15. Interest accrues at the rate of 7.625% per year on the 2014 euro notes and 7.500% per year on the 2014 dollar notes.

  Optional Redemption

        Group may redeem the 2014 notes at any time, in whole or in part, on or after November 15, 2009 at a redemption price equal to 103.813% of the principal amount of the 2014 euro notes and 103.750% of the principal amount of the 2014 dollar notes in the first year, declining yearly to par at November 15, 2012, plus accrued and unpaid interest, if any, to the applicable redemption date. In addition, prior to November 15, 2009, Group may redeem up to 40% of the initial aggregate principal amount of the 2014 euro notes with the net proceeds from one or more equity offerings at 107.625% of the principal amount thereof, plus accrued and unpaid interest thereon and additional interest, if any, to the redemption date; provided that at least 60% of the aggregate principal amount of the 2014 euro notes and additional euro notes issued under the indenture remains outstanding after each such redemption, and Group may redeem up to 40% of the initial aggregate principal amount of the 2014 dollar notes with the net proceeds from one or more equity offerings at 107.500% of the principal amount thereof, plus accrued and unpaid interest thereon and additional interest, if any, to the redemption date; provided that at least 60% of the aggregate principal amount of the 2014 dollar notes and additional dollar notes issued under the indenture remains outstanding after each such redemption.

  Change of Control

        Upon certain change of control events, each holder of the 2014 notes may require us to repurchase all or a portion of the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest.

  Negative Covenants

        The indenture governing the 2014 notes contains covenants that, among other things, limit Group's ability and the ability of its restricted subsidiaries to:

  •
  incur additional indebtedness;

  •
  pay dividends on, redeem or repurchase our capital stock;

  •
  make investments;

  •
  create certain liens;

  •
  sell assets;

  •
  restrict dividends or other payments to us;

  •
  guarantee indebtedness;

  •
  engage in transactions with affiliates; and

  •
  consolidate, merge or transfer all or substantially all our assets.

  Events of Default

        The indenture governing the 2014 notes contains customary events of default, in each case, with customary and appropriate grace periods and thresholds, including, but not limited to:

  •
  nonpayment of principal or interest;

  •
  violation of covenants;

  •
  cross default or cross acceleration;

  •
  certain liquidation, insolvency and bankruptcy events;

  •
  failure to pay final judgments;

  •
  actual or asserted invalidity of guarantee agreement of any significant subsidiary; and

  •
  breaches or representations and warranties in any material respect.

        Upon the occurrence of an event of default under the indenture, the trustee or the holders holding at least 30% in aggregate principal amount of the then outstanding 2014 notes will be able to declare the principal, premium, if any, interest and any other obligations on the then outstanding 2014 notes to be due and payable immediately.

Other Long-Term Debt

        Certain of our subsidiaries acquired in the Dynamit Nobel acquisition are borrowers under eight euro-denominated term loan facilities that provide aggregate outstanding borrowings of approximately €27.9 million as of September 30, 2004. These term loans mature between 2006 and 2009 and bear annual interest rates ranging between 2.50% and 4.25% or EURIBOR plus 1.45% or LIBOR plus 0.39%. On November 30, 2004, we repaid a portion (€12.8 million, or $15.9 million) of the assumed debt. In addition, certain of our subsidiaries acquired in the Dynamit Nobel acquisition are borrowers under eight term loan facilities denominated in other foreign currencies, including Swiss Francs, Taiwanese Dollars and Japanese Yen, providing for borrowings of an aggregate U.S. dollar equivalent amount of approximately $50.3 million as of September 30, 2004. These term loans mature between 2005 and 2011 and bear annual interest rates ranging between 1.38% and 4.02%. The term loan facilities described above contain customary events of default and some of them are secured by mortgages or accounts receivables.

        As part of the Novasep transaction on December 31, 2004, we assumed additional gross debt of €38.6 million ($52.5 million based on the December 31, 2004 exchange rate of €1.00=$1.3593). The assumed debt includes three tranches of bank debt at the Novasep parent level totaling €21.6 million ($29.3 million) each with a maturity date of 2010 and interest rates of EURIBOR plus 1.75% in the case of two of the tranches, and LIBOR plus 1.75% for the remaining tranche. In addition, there is bank debt at the Novasep subsidiary level totaling €6.3 million ($8.5 million) with maturity dates ranging from 2006 to 2010 and interest rates ranging from EURIBOR plus 0.7% to EURIBOR plus 1.25%. The remaining amount of assumed debt of €10.7 million ($14.7 million) consists primarily of capital leases with maturity dates ranging from 2006 to 2013.

        Assumed long-term debt shown in our capitalization table under the section "Capitalization" includes certain capital leases, receivables recourse factoring arrangement and preferred stock in addition to the long-term debt described in the preceding two paragraphs.

PIK Notes and Loans

        In connection with the KKR acquisition, Rockwood Specialties Consolidated, Inc. borrowed $100.0 million under a pay-in-kind, or PIK, unsecured subordinated loan facility made by Merrill Lynch Capital Corporation. In February 2001, $70.0 million of the PIK loans were assigned to Allianz Lebensversicherungs—AG, Stuttgart and replaced through an exchange with Rockwood Specialties Consolidated for PIK notes. In November 2003, the remaining $30.0 million of the PIK loans were assigned to SPCP Group, L.L.C., an affiliate of Silver Point Capital LP. At the consummation of the Dynamit Nobel acquisition, $20.0 million of the PIK notes issued as interest payments on the initial $70.0 million of the PIK notes were repaid in cash, and the remaining PIK notes were exchanged for new €82.6 million aggregate principal amount of PIK notes. We intend to repay the PIK loans on or around November 20, 2005 and redeem the PIK notes with a portion of the net proceeds from the offering.

Senior Discount Notes

        Concurrently with the private offering of the 2011 notes in July 2003, our indirect wholly-owned subsidiary, Rockwood Specialties International, Inc., issued senior discount notes resulting in gross proceeds of $70.0 million ($111.6 million aggregate principal amount at maturity). The initial purchasers of the 2011 notes and/or their affiliates purchased the senior discount notes and immediately following such purchase, sold the senior discount notes to an affiliate of KKR. We intend to redeem the outstanding principal amount of the senior discount notes with a portion of the net proceeds from the offering.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has not been any public trading market for our common stock, and we cannot predict what effect, if any, market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

        Upon the closing of the offering, we will have a total of             million shares of common stock outstanding. All of the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold in compliance with the limitations of Rule 144 described below. The remaining             million shares of our common stock outstanding will be "restricted securities," as that term is defined under Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

        Subject to the provisions of Rules 144 and 144(k), additional shares of our common stock will be available for sale in the public market under exemptions from the registration requirements as follows:

Rule 144

        In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year, is entitled to sell within any three-month period, a number of restricted securities that does not exceed the greater of:

  •
  1% of the then outstanding shares of common stock, which is approximately             shares as of the date of this prospectus; and

  •
  the average weekly trading volume on the New York Stock Exchange during the four calendar weeks preceding each such sale, subject to restrictions.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        In addition, under Rule 144(k), a person who is not and has not been our affiliate at any time during the 90 days preceding a sale and at least two years have elapsed since the shares were acquired from us or any affiliate of ours, is entitled to sell those shares without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144.

Lock-Up Agreements

        Our directors and executive officers and affiliates of KKR and DLJMB have agreed that they will not sell, directly or indirectly, subject to certain exceptions, any shares of our common stock for a period of 180 days from the date of this prospectus without the written consent of Goldman, Sachs & Co. In addition, each of our other management stockholders has agreed in his management stockholder's agreement not to effect any public sale or distribution of his shares until 180 days from the date of this prospectus without our written consent, which we will not give without the written consent of Goldman, Sachs & Co. Goldman, Sachs & Co., in its sole discretion, may release the shares subject to these lock-up agreements in whole or in part at any time with or without notice. When determining whether to release shares from these lock-up agreements, Goldman, Sachs & Co. will consider, among other factors, the stockholder's reason for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Goldman, Sachs & Co. does not at this time have any intention of releasing any of the shares subject to these lock-up agreements prior to the expiration of the lock-up period.

        We have agreed not to sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of our common stock under our stock plan.

Stock Options and Warrants

        Options to purchase up to an aggregate of approximately             million shares of our common stock and warrants to purchase             shares of our common stock will be outstanding as of the closing of this offering. Of these options, approximately             million will have vested at or prior to the closing of this offering and approximately             million may vest over the next two years. Warrants are exercisable at any time. In addition, restricted stock units relating to 2,000 shares of our common stock are currently vested and will be outstanding as of the closing of this offering.

        Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and options issuable under our stock plan. After expiration of the applicable contractual resale restrictions, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144.

Registration Rights

        Under the registration rights agreement, affiliates of KKR, which will beneficially own             shares after this offering, and DLJMB, which will beneficially own             shares after this offering, will have the right to request us to register the resale of their respective shares. In addition, KKR, DLJMB, management stockholders and other stockholders will have the right to exercise certain piggyback registration rights in connection with other registered offerings. See "Related Party Transactions—Agreements with KKR, DLJMB and/or Management—Registration Rights Agreement."

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE
TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

        A "non-U.S. holder" means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, "controlled foreign corporation," "passive foreign investment company," corporation that accumulates earnings to avoid United States federal income tax or an investor in a pass-through entity). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

        If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

        Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

        Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

        An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        We believe we are not and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

Federal Estate Tax

        Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

        Rockwood Holdings, Inc. and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston LLC, Lehman Brothers Inc. and UBS Securities LLC are acting as representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse First Boston LLC
Lehman Brothers Inc.
UBS Securities LLC

Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from Rockwood Holdings to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Rockwood Holdings. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase             additional shares.

Paid by Rockwood Holdings, Inc.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $              per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $              per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        Rockwood Holdings and its directors and executive officers and affiliates of KKR and DLJMB, which together hold substantially all of the common stock of Rockwood Holdings, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. In addition, each of the other management stockholders of Rockwood Holdings has agreed in his management stockholder's agreement not to effect any public sale or distribution of his shares until 180 days from the date of this prospectus without the written consent of Rockwood Holdings, which will not be given without the written consent of Goldman, Sachs & Co. Goldman, Sachs & Co. has advised Rockwood Holdings that it has no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

        The 180-day restricted period described above will be automatically extended if:

  •
  during the last 17 days of the 180-day restricted period, Rockwood Holdings issues an earnings release or announces material news or a material event; or

  •
  prior to the expiration of the 180-day restricted period, Rockwood Holdings announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among Rockwood Holdings and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Rockwood Holdings' historical performance, estimates of Rockwood Holdings' business potential and earnings prospects, and an assessment of Rockwood Holdings' management and the consideration of the above factors in relation to market valuation of companies in related business.

        Rockwood Holdings intends to apply to list the common stock on the New York Stock Exchange under the symbol "             ". In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Rockwood Holdings in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Rockwood Holdings' stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing of the offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Rockwood Holdings, Inc.; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        Affiliates of Credit Suisse First Boston LLC beneficially own more than 10% of the outstanding shares of common stock of Rockwood Holdings. Because Credit Suisse First Boston LLC is an underwriter and its affiliates beneficially own more than 10% of the outstanding shares of common stock of Rockwood Holdings, the underwriters are deemed to have a "conflict of interest" under Rule 2720 of the Conduct Rules of the NASD. Accordingly, the underwriters currently expect that this offering will be made in compliance with the applicable provisions of Rule 2720. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter", as defined by the NASD. If the underwriters determine a "qualified independent underwriter" is necessary, Rockwood Holdings currently expects that Goldman, Sachs & Co. will serve in that capacity and perform due diligence investigations and review and participate in the preparation of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. would receive $           from Rockwood Holdings as compensation for such role. Rockwood Holdings will agree to indemnify Goldman, Sachs & Co. against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

        A prospectus in electronic format will be made available on the websites maintained by one or more of the representatives and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

        The underwriters will not execute sales into discretionary accounts without the prior, specific written approval of the customer.

        Rockwood Holdings, Inc. estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          million.

        Rockwood Holdings, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Rockwood Holdings, Inc. or its subsidiaries, for which they received or will receive customary fees and expenses.

        Goldman, Sachs & Co., Credit Suisse First Boston LLC and UBS Securities LLC were initial purchasers of Group's 2014 notes and received customary commissions in connection therewith. Affiliates of Goldman, Sachs & Co., Credit Suisse First Boston LLC and UBS Securities LLC also are lenders, arrangers and agents under Group's senior secured credit facilities and receive fees customary for performing these services and interest on the loans.

        Affiliates of DLJMB, an affiliate of Credit Suisse First Boston LLC, own approximately             shares of common stock (approximately    % of the common stock on a fully diluted basis). Pursuant to the stockholders' agreement with affiliates of KKR and DLJMB, affiliates of DLJMB have the right to designate two members of Rockwood Holdings' board of directors so long as affiliates of DLJMB own at least 10% of the outstanding common stock. Currently, two members of the board of directors, namely Susan Schnabel and Alex Morey, are affiliated with, or work for, affiliates of Credit Suisse First Boston LLC. Susan Schnabel is Managing Director, Co-Head of the European Private Equity. Alex Morey is a director of DLJ Merchant Banking Partners III, Inc., an affiliate of Credit Suisse First Boston LLC. Upon the closing of this offering, affiliates of DLJMB will have the right to designate one member of Rockwood Holdings' board of directors so long as they own at least 10% of the outstanding common stock.

        DLJ Merchant Banking III Inc., an affiliate of Credit Suisse First Boston LLC, is also party to the management services agreement pursuant to which it provides certain management, business strategy, consulting and financial services to Rockwood Holdings and its subsidiaries. In connection with this offering, DLJ Merchant Banking III Inc. and KKR have agreed to terminate the management services agreement for aggregate consideration of $10.0 million. As such, DLJ Merchant Banking III Inc., an affiliate of Credit Suisse First Boston LLC, will receive net proceeds from this offering in connection with the termination of the management services agreement.

        The decision of Credit Suisse First Boston LLC to distribute the common stock offered in this offering was made independently of its affiliates who are security holders of Rockwood Holdings.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York, and for the underwriters by Latham & Watkins LLP, New York, New York. Certain partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others have an indirect interest in our common stock through limited partnerships that are investors in certain affiliates of KKR that hold shares of our common stock. Certain partners of Latham & Watkins LLP, members of their families, related persons and others have an indirect interest in our common stock through limited partnerships that are investors in certain affiliates of KKR that hold shares of our common stock.

EXPERTS

        The consolidated financial statements of Rockwood Holdings, Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion and include an explanatory paragraph referring to an accounting change discussed in Notes 1 and 5), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The combined financial statements of Dynamit Nobel as of December 31, 2003 and 2002, and September 30, 2002 and 2001, and for the year ended December 31, 2003, the three months ended December 31, 2002 and each of the twelve month periods ended September 30, 2002 and 2001, have been included herein in reliance upon the report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt, Germany, independent auditors, appearing elsewhere herein, and upon their authority as experts in accounting and auditing. The auditors' report refers to the adoption of new accounting standards.

MARKET SHARE AND INDUSTRY DATA

        Unless otherwise indicated, all information contained in this prospectus concerning the specialty chemicals industry in general, including information regarding (1) our market position and market share within our industry and our end-use markets, (2) historical data concerning pricing, sales, volume and capacity and growth of sales, volume and capacity in our industry and our end-use markets and (3) expectations regarding future growth of sales, volume or capacity in our industry and our end-use markets, is based on management's estimates using internal data, data from certain chemical consulting firms and other externally obtained data. Unless otherwise noted, all of our market share and market position information presented in this prospectus is based on our pro forma net sales in our end-use markets in 2003 relative to the total net sales in those markets in 2003.

        Although data regarding the specialty chemicals industry, our end-use markets, our market position and market share within our industry and our end-use markets are inherently imprecise, we believe such data are generally reliable. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you as to the accuracy and completeness of such information. We have not independently verified any of the data from third party sources. Similarly, while we believe internal company surveys and management estimates to be reliable, we have not verified them, nor have they been verified by any independent source. While we are not aware of any misstatements regarding any industry data presented herein, estimates, in particular as they relate to general expectations concerning the specialty chemicals industry, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions "Risk Factors" and "Forward-Looking Statements" in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made. We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

INDEX TO FINANCIAL STATEMENTS

Page Number
ROCKWOOD HOLDINGS, INC.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001	F-3
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-5
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001	F-6
Notes to Consolidated Financial Statements	F-7
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2004 and 2003 (unaudited)	F-40
Condensed Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003 (unaudited)	F-41
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2004 and 2003 (unaudited)	F-42
Notes to Condensed Financial Statements (unaudited)	F-43
DYNAMIT NOBEL
Independent Auditor's Report	F-68
Combined Income Statements for the year ended December 31, 2003, the three months ended December 31, 2002 and years ended September 30, 2002 and 2001,	F-69
Combined Balance Sheets as of December 31, 2003 and 2002 and as of September 30, 2001 and 2002	F-70
Combined Statements of Cash Flows for the year ended December 31, 2003, the three months ended December 31, 2002 and years ended September 30, 2002 and 2001	F-72
Combined Statements of Changes in Investment by mg technologies ag for year ended December 31, 2003, the three months ended December 31, 2002 and the years ended September 30, 2001 and 2002	F-73
Notes to Combined Financial Statements	F-74
Combined Income Statements for the six months ended June 30, 2004 and 2003 (unaudited)	F-116
Combined Balance Sheet as of June 30, 2004 (unaudited)	F-117
Combined Statements of Cash Flows for the six months ended June 30, 2004 and 2003 (unaudited)	F-119
Notes to Condensed Combined Financial Statements (unaudited)	F-120

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rockwood Holdings, Inc. and Subsidiaries:

        We have audited the consolidated balance sheets of Rockwood Holdings, Inc. and Subsidiaries ("Rockwood") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of Rockwood's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Rockwood as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Notes 1 and 5 to the consolidated financial statements, Rockwood changed its method of accounting for goodwill in 2002.

/S/ DELOITTE & TOUCHE LLP Parsippany, New Jersey February 10, 2005

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions, except per share amounts)

	Year ended December 31,
	2003	2002	2001
NET SALES	$797.3	$759.9	$742.6
COST OF PRODUCTS SOLD	581.4	542.5	546.5

GROSS PROFIT	215.9	217.4	196.1
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	118.0	112.9	147.5
IMPAIRMENT CHARGES	35.0	50.0	—
RESTRUCTURING CHARGE, net	1.8	1.2	9.2

OPERATING INCOME	61.1	53.3	39.4

OTHER INCOME (EXPENSES):
Interest, net	(112.3)	(108.1)	(107.0)
Foreign exchange (loss) gain, net	(18.5)	(24.6)	9.6
Refinancing expenses	(38.3)	—	—
Other, net	—	(1.3)	(1.2)

Net	(169.1)	(134.0)	(98.6)
LOSS BEFORE TAXES	(108.0)	(80.7)	(59.2)
INCOME TAX BENEFIT	(16.3)	(12.5)	(4.8)

NET LOSS	(91.7)	(68.2)	(54.4)

Redeemable convertible preferred stock dividends	(1.7)	—	—
Accretion of redeemable convertible preferred stock to redemption value	(3.4)	—	—

NET LOSS APPLICABLE TO COMMON SHAREHOLDERS	$(96.8)	$(68.2)	$(54.4)

Per share data:
WEIGHTED AVERAGE NUMBER OF BASIC AND DILUTED SHARES OUTSTANDING	607,960	608,143	605,188

BASIC AND DILUTED LOSS PER COMMON SHARE	$(159.22)	$(112.14)	$(89.89)

See accompanying notes to consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except per share amounts)

	December 31,
	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$41.9	$45.7
Accounts receivable, net	138.3	122.6
Inventories	87.8	82.1
Deferred income taxes	2.8	6.9
Prepaid expenses and other current assets	12.5	14.1

Total current assets	283.3	271.4
PROPERTY, PLANT AND EQUIPMENT, net	418.6	407.0
GOODWILL	683.9	659.4
OTHER INTANGIBLE ASSETS, net	25.7	27.1
DEFERRED DEBT ISSUANCE COSTS, net of accumulated amortization of $6.3 and $15.9, respectively	28.0	55.7
DEFERRED INCOME TAXES	13.8	—
OTHER ASSETS	7.4	4.7

TOTAL ASSETS	$1,460.7	$1,425.3

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$98.6	$93.8
Income taxes payable	13.8	17.6
Accrued expenses and other current liabilities	51.2	57.3
Long-term debt, current portion	9.1	29.5

Total current liabilities	172.7	198.2
LONG-TERM DEBT	1,054.4	982.5
PENSION AND RELATED LIABILITIES	26.1	19.3
DEFERRED INCOME TAXES	—	13.0
OTHER LIABILITIES	51.3	39.3

Total liabilities	1,304.5	1,252.3

REDEEMABLE CONVERTIBLE PREFERRED STOCK ($.01 par value, $26.7 aggregate liquidation preference; 50,000 shares authorized; 25,000 shares issued and outstanding)	30.1	—
STOCKHOLDERS' EQUITY:
Common stock ($.01 par value, 1,000,000 shares authorized; 610,743 shares issued and 607,993 shares outstanding at December 31, 2003; 610,643 shares issued and 607,893 shares outstanding at December 31, 2002)	—	—
Paid-in capital	291.4	297.0
Accumulated other comprehensive income	84.4	34.5
Accumulated deficit	(247.3)	(155.6)
Treasury stock; at cost	(1.4)	(1.4)
Other	(1.0)	(1.5)

Total stockholders' equity	126.1	173.0

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,460.7	$1,425.3

See accompanying notes to consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	Year Ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(91.7)	$(68.2)	$(54.4)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	52.4	46.3	74.7
Deferred financing costs amortization	6.1	8.0	7.3
Write-off of deferred debt issuance costs	36.9	—	—
Foreign exchange loss (gain)	18.5	24.6	(9.6)
Non-cash interest expense on PIK loans	24.7	18.3	15.8
Deferred income taxes	(25.8)	(20.3)	(21.0)
Impairment charges	35.0	50.0	—
Fair value adjustments of derivatives	6.0	11.6	7.9
Bad debt provision	1.7	0.9	1.1
Net receivables sale activity	—	(50.0)	50.0
Changes in assets and liabilities, net of the effect of foreign currency translation and acquisitions:
Accounts receivable	(9.1)	4.0	23.5
Inventories	0.8	(1.9)	25.9
Prepaid expenses and other assets	(4.6)	(4.6)	4.8
Accounts payable	(2.0)	11.2	(25.9)
Income taxes payable	(2.8)	(1.1)	7.0
Accrued expenses and other liabilities	(3.5)	(32.9)	6.7

Net cash provided by (used in) operating activities	42.6	(4.1)	113.8

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, net of cash acquired	(17.7)	(7.3)	—
Capital expenditures	(34.3)	(36.0)	(34.5)
Proceeds on sale of property, plant and equipment	0.3	12.4	—
Net insurance proceeds from fire damage	3.2	0.5	2.9

Net cash used in investing activities	(48.5)	(30.4)	(31.6)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock	—	0.2	3.4
Repurchase of common stock	—	(0.9)	(0.4)
Issuance of redeemable convertible preferred stock	25.0	—	—
Stock issuance costs	(0.5)	—	—
Other changes to stockholders' equity	—	1.3	—
Proceeds from long-term debt, net of issuance costs	871.4	—	—
Payments on revolving credit facility	—	—	(24.7)
Payment of debt rollover fee	—	—	(8.9)
Payments on long-term debt	(897.6)	(19.5)	—

Net cash used in financing activities	(1.7)	(18.9)	(30.6)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	3.8	2.6	0.1

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3.8)	(50.8)	51.7
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	45.7	96.5	44.8

CASH AND CASH EQUIVALENTS, END OF YEAR	$41.9	$45.7	$96.5

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid, net	$79.2	$61.5	$74.0

Income taxes paid, net of refunds	$12.3	$6.9	$4.5

See accompanying notes to consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Dollars in millions)

	Common stock			Accumulated Other Comprehensive Income(Loss)			Treasury Stock
			Paid-In Capital		Accumulated Deficit	Comprehensive Loss				Stockholders' Equity
	Shares	Amount					Shares	Amount	Other
BALANCE, JANUARY 1, 2001	59,368,421	$0.6	$288.0	$18.7	$(33.0)		—	$—	$—	$274.3
Reverse split	(58,774,737)	(0.6)	0.6							—
Issuance of common stock	14,659		7.2						(1.4)	5.8
Treasury share purchase	(1,000)						1,000	(0.5)	0.1	(0.4)
Deferred compensation	2,000		1.0						(1.0)	—
Foreign currency translation, net of tax				(18.8)		$(18.8)				(18.8)
Intercompany foreign currency transactions, net of tax				(1.3)		(1.3)				(1.3)
Net loss					(54.4)	(54.4)				(54.4)

Comprehensive loss						$(74.5)

BALANCE, DECEMBER 31, 2001	609,343	—	296.8	(1.4)	(87.4)		1,000	(0.5)	(2.3)	205.2

Issuance of common stock	300		0.2						0.2	0.4
Treasury share purchase	(1,750)						1,750	(0.9)	0.2	(0.7)
Deferred compensation									0.4	0.4
Minimum pension liability, net of tax				(1.8)		$(1.8)				(1.8)
Foreign currency translation, net of tax				25.6		25.6				25.6
Intercompany foreign currency transactions, net of tax				12.1		12.1				12.1
Net loss					(68.2)	(68.2)				(68.2)

Comprehensive loss						$(32.3)

BALANCE, DECEMBER 31, 2002	607,893	—	297.0	34.5	(155.6)		2,750	(1.4)	(1.5)	173.0

Issuance of common stock	100		—						0.2	0.2
Stock issuance costs			(0.5)							(0.5)
Deferred compensation									0.3	0.3
Redeemable convertible preferred stock redemption accretion			(5.1)							(5.1)
Minimum pension liability, net of tax				(1.3)		$(1.3)				(1.3)
Foreign currency translation, net of tax				40.8		40.8				40.8
Intercompany foreign currency transactions, net of tax				10.4		10.4				10.4
Net loss					(91.7)	(91.7)				(91.7)

Comprehensive loss						$(41.8)

BALANCE, DECEMBER 31, 2003	607,993	$—	$291.4	$84.4	$(247.3)		2,750	$(1.4)	$(1.0)	$126.1

See accompanying notes to consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        Business Description, Background—Rockwood Holdings, Inc. and Subsidiaries ("Rockwood" or the "Company") is a global developer, manufacturer and marketer of high value-added specialty chemicals and advanced materials used for industrial and commercial purposes.

        The Company is controlled by Kohlberg Kravis Roberts & Co. L.P. ("KKR"), and was formed in connection with an acquisition of certain assets, stock and businesses from Laporte plc ("Seller") on November 20, 2000. The cost of the acquisition (the "KKR Acquisition"), along with related fees and expenses totaling $8.9 million, was financed using aggregate proceeds of $1,227.0 million, consisting of a $282.0 million equity contribution by entities controlled by KKR, $100.0 million in borrowings under a payment-in-kind ("PIK") subordinated loan facility ("PIK Notes") and $845.0 million of borrowings under senior secured credit facilities and a senior subordinated loan facility. These borrowings were refinanced in July 2003 (the "July 2003 Refinancing").

        Since the KKR Acquisition, KKR has provided consulting and management advisory services to Rockwood for an annual fee of $0.6 million. The Company completed a significant acquisition in July 2004. See Note 19—Subsequent Events for details of the acquisition.

        Basis of Presentation—The accompanying financial statements of Rockwood are presented on a consolidated basis. All significant intercompany accounts and transactions have been eliminated.

        Nature of Operations/Segment Reporting—The Company is a global developer, manufacturer and marketer of high value-added specialty chemicals and advanced materials. The Company operates in various business lines within its three reportable segments consisting of: (1) Performance Additives, which includes iron oxide pigments, timber treatment chemicals, clay-based additives, and water treatment chemicals, (2) Specialty Compounds, which consists of plastic compounds, and (3) Electronics, which consists of electronic chemicals, wafer reclaim and photomasks.

        The basis for determining an enterprise's operating segments is the manner in which financial information is used internally by the enterprise's chief operating decision maker and other key decision makers. See Note 2—Segment Information for further segment reporting information and Note 19—Subsequent Events.

        Common Stock Reverse Split—Effective January 30, 2001, the Company's Board of Directors authorized a 100-for-1 reverse stock split. As a result of the reverse stock split, the accompanying consolidated financial statements reflect a decrease in the number of outstanding shares of common stock and the transfer of the additional paid-in-capital from par value. All share amounts have been restated to reflect the retroactive effect of the reverse stock split for all periods presented.

        Use of Estimates—The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported.

        These estimates include assessing the collectibility of accounts receivable, the use and recoverability of inventory, the valuation of deferred tax assets, impairment of goodwill as well as property, plant and equipment and other intangible assets, and the useful lives of tangible and intangible assets, among others. Actual results could differ from those estimates.

        Such estimates also include the fair value of assets acquired and liabilities assumed allocated to the purchase price of business combinations consummated.

        Major Customers and Concentration of Credit—The Company has a number of major end-user, retail and original equipment manufacture customers in Europe, North America and Asia. No single customer accounted for more than 10% of net sales during any of the periods presented. The Company does not believe a material part of its business is dependent upon any single customer, the loss of which would have a material long-term impact on the business of the Company. However, the loss of one or more of the Company's largest customers would most likely have a negative short-term impact on the Company's results of operations. Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and derivative contracts. See Note 7—Long-Term Debt.

        Accounts Receivable—The allowance for doubtful accounts is estimated at each reporting date based on factors such as receivable age, customer liquidity status and previous write-off history. The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowance is maintained for aggregate expected credit losses. Write-offs are charged to the allowance when taken, net of recoveries. Allowance for doubtful account activity is as follows:

	Year-Ended December 31
	2003	2002	2001
	(millions)
Balance, January 1	$4.5	$3.4	$3.4
Additions charged to expense	1.7	0.9	1.1
Write-offs, net of recoveries	(1.7)	(0.7)	(1.0)
Other(a)	0.7	0.9	(0.1)

Balance, December 31	$5.2	$4.5	$3.4

(a)
Primarily the impact of currency changes as well as the acquisitions and divestitures of certain businesses.

        Risks Associated with International Operations and Currency Risk—The Company's international operations are subject to risks normally associated with foreign operations, including, but not limited to, the disruption of markets, changes in export or import laws, restrictions on currency exchanges and the modification or introduction of other governmental policies with potentially adverse effects. A portion of the Company's sales and expenses are denominated in currencies other than U.S. dollars. Changes in exchange rates may have a material effect on the Company's reported results of operations and financial position. In addition, a significant portion of the Company's indebtedness is denominated in Euros.

        Revenue Recognition—The Company recognizes revenue when the earnings process is complete. Product sales are recognized when products are shipped to the customer in accordance with the terms of the contract of sale, title and risk of loss have been transferred, collectibility is reasonably assured, and pricing is fixed or determinable. Accruals are made for sales returns and other allowances based on the Company's experience.

        Foreign Currency Translation—The functional currency of each of the Company's foreign subsidiaries is primarily the respective local currency. Balance sheet accounts of the foreign operations are translated into U.S. dollars at period-end exchange rates and income and expense accounts are translated at average exchange rates during the period. Translation gains and losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive income. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency), other than certain intercompany transactions that are of a long-term investment nature, are included in the consolidated statements of operations.

        Advertising—The Company expenses advertising costs as incurred.

        Research and Development—Research and development costs are charged to expense, as incurred. Such costs were $8.7 million in 2003, $8.1 million in 2002 and $8.0 million in 2001.

        Accounting for Shipping and Handling Costs—The Company records shipping and handling costs in cost of sales and records shipping and handling costs billed to customers in net sales in accordance with the Emerging Issues Task Force's ("EITF") guidance (EITF 00-10: Classification of Shipping and Handling Costs).

        Cash and Cash Equivalents—All highly liquid instruments and money market funds with an original maturity of three months or less are considered to be cash equivalents. The carrying amount approximates fair value because of the short maturities of these instruments.

        Inventories—Inventories are stated at the lower of cost or market. Cost is determined primarily on average cost basis. Inventory quantities on hand are regularly reviewed, and where necessary, provisions for excess and obsolete inventory are recorded based primarily on either the Company's estimated forecast of product demand and production requirements or historical usage. See Note 3—Inventories.

        Property, Plant and Equipment—Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the various asset classes. Estimated lives range from 20-30 years for buildings and improvements (including land improvements), 9-12 years for machinery and equipment and 3-5 years for furniture and fixtures. See Note 4—Property, Plant and Equipment.

        The estimated useful lives of leasehold improvements are the lesser of the estimated life of the improvement or the term of the lease.

        Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to current operations as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is reflected in the statement of operations.

        Deferred Debt Issuance Costs—Costs related to financing the KKR Acquisition were being amortized over the lives of the related debt facilities using the effective interest rate method through the July 2003 Refinancing date. Costs related to the July 2003 Refinancing and the PIK Loans have been capitalized and are being amortized using the effective interest rate method over the term of the debt outstanding. This amortization is reflected in interest expense. See Note 7—Long-Term Debt.

        Goodwill—Goodwill, which represents the cost in excess of fair value of net assets acquired, was being amortized through December 31, 2001 on a straight-line basis over the periods benefited of 15 to 25 years. Effective January 1, 2002, goodwill is no longer amortized but is tested for impairment, at least annually. See Note 5—Goodwill for detail of goodwill accounting by segment and Note 14—Impairment Charges.

        Effective January 1, 2002, the Company ceased amortizing goodwill as required by SFAS 142. The following table reflects net loss adjusted to exclude goodwill amortization expense recognized in the periods presented:

	Year Ended December 31,
	2003	2002	2001
	(millions)
Reported net loss	$(96.8)	$(68.2)	$(54.4)
Goodwill amortization	—	—	34.0

Adjusted net loss	$(96.8)	$(68.2)	$(20.4)

	Year Ended December 31,
	2003	2002	2001
Basic and diluted loss per common share:
Reported net loss	$(159.22)	$(112.14)	$(89.89)
Goodwill amortization	—	—	56.18

Adjusted net loss	$(159.22)	$(112.14)	$(33.71)

        Other Intangible Assets—Patents, which comprise substantially all of the Company's other intangible assets, were recorded at their estimated fair values at the time of the KKR Acquisition and are being amortized over their estimated remaining useful lives, ranging from 4 to 12 years. See Note 6—Other Intangible Assets.

        Impairment Accounting—The recoverability of long-lived tangible and intangible assets is reviewed when events or changes in circumstances occur indicating the carrying value of the assets may not be recoverable. The measurement of possible impairment is based upon the ability to recover the carrying value of the asset through the expected future undiscounted cash flows from the use of the asset and its eventual disposition. An impairment loss, equal to the difference between the asset's fair value and its carrying value, is recognized when the estimated future undiscounted cash flows are less than its carrying amount. See Note 14—Impairment Charges.

        Financial Instruments—Management believes the carrying amount of financial instruments, including accounts receivable, accounts payable and debt, approximates fair value, except as described in Note 7—Long-Term Debt.

        Derivatives—The Company accounts for derivatives based on Statement of Financial Accounting Standard ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. SFAS 133 requires that all derivatives be recognized as either assets or liabilities at fair value. Changes in the fair value of derivatives not designated as hedging instruments are recognized currently in earnings. The Company uses derivative instruments to manage its exposure to market risks associated with fluctuations in interest rates and foreign currency exchange rates. The Company does not enter into derivative contracts for trading purposes nor does it use leveraged or complex instruments.

        Accretion on Senior Discount Notes—The Company's senior discount notes (see Note 7—Long-Term Debt) accrete principal value for a portion of their term. The Company records such accretion as interest expense for financial reporting purposes.

        Other Current Liabilities—The balance sheet item "Accrued expenses and other current liabilities" consists of the following:

	December 31,
	2003	2002
Interest	$8.1	$12.3
Compensation	10.6	15.0
Other	32.5	30.0

	$51.2	$57.3

        Pension, Postemployment and Postretirement Costs—In connection with the KKR Acquisition, Rockwood assumed responsibility for the pension and postretirement benefits for substantially all of the employees of the businesses acquired that were active as of the acquisition date. Obligations related to retired and terminated vested employees as of the acquisition date remained the responsibility of the seller, and accordingly, these obligations are not reflected in the financial statements of Rockwood. Defined benefit costs and liabilities have been determined in accordance with SFAS 87, Employers' Accounting for Pensions. Other postretirement benefit costs and liabilities have been determined in accordance with SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. Postemployment benefit costs and liabilities have been determined in accordance with SFAS 112, Employers' Accounting for Postemployment Benefits.

        Income Taxes—The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. See Note 8—Taxes on Income.

        The Company records a valuation allowance to reduce deferred tax assets when management believes it is more likely than not that the related tax benefits will not be realized.

        As of December 31, 2003, the Company has not provided for withholding or U.S. Federal income taxes on undistributed earnings of foreign subsidiaries since such cumulative earnings aggregating approximately $35.1 million are expected to be reinvested indefinitely or substantially offset by available foreign tax credits.

        Comprehensive Income—Comprehensive income includes unrealized gains and losses from foreign currency translation and from certain intercompany transactions that are of a long-term investment nature as well as minimum pension liability adjustments that are recorded directly into a separate section of stockholders' equity in the balance sheets. These items are referred to as other comprehensive income items. Comprehensive income includes net income and the other comprehensive income components which primarily represent adjustments for foreign currency translation and intercompany foreign currency transactions. Foreign currency translation amounts are not adjusted for income taxes since they relate to indefinite length investments in non-U.S. subsidiaries.

        Accounting for Environmental Liabilities—In the ordinary course of business, Rockwood is subject to extensive and changing federal, state, local and foreign environmental laws and regulations, and has made provisions for the estimated financial impact of environmental cleanup related costs. Rockwood's policy has been to accrue costs of a non-capital nature related to environmental clean-up when those costs are believed to be probable and can be reasonably estimated. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized and expenditures related to existing conditions resulting from past or present operations and from which no current or future benefit is discernible are immediately expensed. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation and the length of time involved in remediation or settlement. In some matters, Rockwood could share costs with other parties. Rockwood does not include anticipated recoveries from insurance carriers or other third parties in its accruals for environmental liabilities.

        Recent Accounting Pronouncements—On January 1, 2003 the Company adopted the SFAS and the FASB interpretation ("FIN") listed below. Implementation of these accounting standards has had no significant impact on the Company's financial position, results of operations, or cash flows.

SFAS 143	Accounting for Asset Retirement Obligations
SFAS 146	Accounting for Costs Associated with Exit or Disposal Activities
SFAS 148	Accounting for Stock-Based Compensation Transition and Disclosure
FIN 45	Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

        SFAS 143 addresses financial accounting and reporting requirements for obligations associated with the retirement of tangible long-lived assets, and the related retirement costs, and requires companies to record an asset and liability for such costs if a legal liability to retire the asset exists.

        SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. It also nullifies EITF Issue No 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)".

        SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company continues to apply the provisions of APB 25.

        FIN 45 expands previously issued accounting guidance and disclosure requirements for certain guarantees. The interpretation also requires an entity to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee.

        In April 2003, the FASB issued SFAS 149, "Amendment to Statement 133 on Derivative Instruments and Hedging Activities."

        SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is applied prospectively and was effective for contracts entered into or modified after June 30, 2003, except for SFAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. Adoption of SFAS 149 has had no significant impact on the Company's consolidated financial statements.

        In addition, the following accounting standards applicable to the Company have been issued subsequent to December 31, 2003. The adoption of these standards will not have a significant impact on the Company's financial position, results of operations, or cash flows, although the Company is still in the process of evaluating the potential impact, if any, of SFAS 123R.

        The Company implemented SFAS 150 and FIN 46R listed below in connection with the Dynamit Nobel Acquisition—see Note 19—Subsequent Events. Implementation of these accounting standards had no impact on the Company's financial position, results of operations or cash flows.

SFAS 150	Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity
SFAS 151	Inventory Costs
SFAS 153	Exchanges of Nonmonetary Assets
SFAS 123R	Share-Based Payment
FIN 46R	Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51 (revised)

        SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. These instruments are reported as a liability and accounted for at their fair value. Stock options and convertible bonds issued as remuneration are exempted from this standard. SFAS 150 is applicable to financial instruments issued or modified after May 31, 2003. The valuation rules pertaining to certain financial instruments are not applicable until further notice owing to FASB Staff Position No. 150-3 Effective Date Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interest under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

        SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This standard requires such items be recognized as current-period charges and is effective for costs incurred during fiscal years beginning after June 15, 2005.

        SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This standard is effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005.

        SFAS 123R revises SFAS 123 Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance.

        FIN 46R provides guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable-interest entity") and how to determine when an entity is the primary beneficiary and required to consolidate a variable interest entity.

        In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") 106-2 Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. This guidance supersedes FSP 106-1 issued in January 2004 and clarifies the accounting and disclosure requirements for employers with postretirement benefit plans that have been or will be affected by the passage of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Act"). The Act introduces two new features to Medicare that an employer needs to consider in measuring its obligation and net periodic postretirement benefit costs. The effective date for the new requirements is the first interim or annual period beginning after June 15, 2004. The adoption of FSP 106-2 did not have a material impact on the Company.

        Redeemable convertible preferred stock—During 2003 the Company issued redeemable convertible preferred stock to an affiliate of KKR who controls a majority of directors of the Company. As the redemption of the redeemable convertible preferred stock is not mandatory and is not solely in the control of the Company, the redeemable convertible preferred stock is classified outside equity. See Note 12—Redeemable Convertible Preferred Stock.

        Stock-Based Compensation—At December 31, 2003, the Company had in place the Amended and Restated 2003 Stock Purchase and Option Plan (the "Plan"). The Company accounts for the Plan under the recognition and measurement principles of APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation is reflected in net loss related to this Plan, as all options granted had an exercise price at least equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. Volatility is based on the minimum value and dividend yield is assumed to be zero. See Note 11—Stock-Based Compensation.

	Year Ended December 31,
	2003	2002	2001
	(millions)
Net loss, as reported	$(91.7)	$(68.2)	$(54.4)
Stock-based employee compensation expense determined under fair value based method, net of tax	(0.5)	(0.2)	(0.3)

Pro forma net loss	(92.2)	(68.4)	(54.7)

Redeemable convertible preferred stock dividends	(1.7)	—	—
Accretion of redeemable convertible preferred stock to redemption value	(3.4)	—	—

Pro forma net loss applicable to common shareholders	$(97.3)	$(68.4)	$(54.7)

Basic and diluted loss per common share, as reported	$(159.22)	$(112.14)	$(89.89)

Pro forma basic and diluted loss per common share	$(160.04)	$(112.47)	$(90.39)

Other Assumptions used in fair-value pricing model:
Risk-free interest rate	3.32%	4.38%	4.62%
Expected lives of option grants (years)	6.5	6.5	6.2

        The Company accounts for earnings (loss) per share under the provision of SFAS No. 128 Earnings per Share and Emerging Issues Task Force ("EITF") 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128. Basic earnings (loss) per common share was calculated by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if Rockwood's securities or other contracts to issue common stock were exercised, converted into or resulted in the issuance of common stock. The effect of common stock issuable under the assumed exercise of stock options and warrants, computed on the treasury stock method, and the assumed conversion of the Company's issued and outstanding redeemable convertible preferred stock have been excluded from the diluted earnings per share calculation for all periods presented since the effect of such securities is anti-dilutive. The valuation method that the Company will utilize under SFAS 123R may not be the same as the method utilized historically.

2.     SEGMENT INFORMATION:

        Rockwood operates in three reportable segments according to the nature and economic characteristics of its products and services as well as the manner in which the information is used internally by the Company's key decision makers. The three segments are: (1) Performance Additives; (2) Specialty Compounds; and (3) Electronics. See Note 19—Subsequent Events.

        Summarized financial information for each of the reportable segments is provided in the following table.

	Performance Additives		Specialty Compounds	Electronics	Corporate and Eliminations	Consolidated
	(millions)
Year Ended December 31, 2003
Net sales	$477.3		$176.4	$143.6	$—	$797.3
Restructuring charges, net	0.8		0.6	0.4	—	1.8
Impairment charges	—		—	35.0	—	35.0
Operating income (loss)	84.1		16.1	(24.8)	(14.3)	61.1
Adjusted EBITDA	112.5		23.9	24.8	(11.7)	149.5
Depreciation and amortization	27.4		7.2	17.1	0.7	52.4
Identifiable assets	1,015.6		254.2	318.6	(127.7)	1,460.7
Capital expenditures	16.3		3.6	14.4	—	34.3
Year Ended December 31, 2002
Net sales	$443.8		$168.8	$147.3	$—	$759.9
Restructuring charges, net	1.2		—	—	—	1.2
Impairment charges	—		—	50.0	—	50.0
Operating income (loss)	81.7		19.2	(29.7)	(17.9)	53.3
Adjusted EBITDA	106.4		26.0	33.4	(15.4)	150.4
Depreciation and amortization	23.4		6.7	15.4	0.8	46.3
Identifiable assets	862.3		239.6	323.1	0.3	1,425.3
Capital expenditures	19.0		3.4	12.4	1.2	36.0
Year Ended December 31, 2001
Net sales	$418.4		$171.7	$152.5	$—	$742.6
Restructuring charges, net	6.7	(a)	0.2	0.6	1.7	9.2	(a)
Operating income (loss)	34.6		11.7	10.7	(17.6)	39.4
Adjusted EBITDA	88.1		23.8	39.4	(10.9)	140.4
Depreciation and amortization	37.4		11.0	26.3	—	74.7
Identifiable assets	791.1		210.2	348.8	80.9	1,431.0
Capital expenditures	15.8		3.4	15.2	0.1	34.5

(a)
Excludes $0.5 reflected in cost of products sold.

        The following table represents summarized geographic information with net sales based on seller's location:

	Year Ended December 31,
	2003	2002	2001
	(millions)
Net sales:
North America	$533.1	$514.6	$490.4
Europe	217.4	201.9	209.3
Asia	46.8	43.4	42.9

	$797.3	$759.9	$742.6

	2003	2002
	December 31,
Identifiable assets:
North America	$797.6	$814.5
Europe	561.9	520.8
Asia	101.2	90.0

	$1,460.7	$1,425.3

        The summary of segment information above includes "Adjusted EBITDA", a financial measure used by senior management to evaluate the operating performance of each segment.

Components of Adjusted EBITDA

        The process of refocusing and restructuring the businesses acquired in the KKR Acquisition and establishing the post-acquisition corporate entity, resulted in a number of charges that have affected Rockwood's historical results. These charges, along with certain other items, are added to or subtracted from net loss to derive Adjusted EBITDA, as defined below. The more significant of these items include the following:

  •
  Restructuring and Related Charges.    See Note 15—Business Restructurings and Asset Sales.

  •
  Systems/Organization Establishment Expenses.    These expenses include costs that arose in connection with the KKR Acquisition and the resulting organization as a stand-alone company. In 2003, these expenses primarily relate to the amortization of sign-on compensation arrangements for key executives previously hired. These expenses are reflected in the "corporate and eliminations" column when Rockwood's results are presented on a segment basis.

  •
  Cancelled Acquisition and Disposal Costs.    Such costs were incurred in connection with non-consummated acquisitions and dispositions.

  •
  Business Interruption and Insurance Recovery.    Rockwood recorded gains in 2003 for fire insurance settlements.

  •
  Inventory Write-Up Reversal.    Under SFAS 141 Business Combinations, all inventories acquired in an acquisition must be revalued to "fair value." In connection with the KKR Acquisition, the Company recorded a fair value write-up to inventory to reflect the seller's manufacturing profit in inventory at the date of the KKR Acquisition, of which $9.0 million was charged to cost of products sold during 2001.

  •
  Write-off of deferred debt issuance costs.    In July 2003, the Company wrote off $36.9 million of deferred debt issuance costs related to previous long-term debt that was repaid as part of the July 2003 Refinancing. In December 2003, the Company incurred $1.4 million of expenses in connection with a further modification of the then senior credit agreement resulting in a 75 basis point interest rate reduction on $290.0 million of senior debt.

  •
  Foreign exchange (loss)/gain.    The Company recorded foreign exchange (losses) and gains related to its long-term debt. These amounts reflect the non-cash translation impact on euro-denominated debt resulting from the strengthening or weakening of the euro against the U.S. dollar during the applicable periods.

        On a segment basis, the Company defines Adjusted EBITDA as operating income excluding depreciation and amortization, certain non-cash gains and charges, certain other special gains and charges defined by senior management to be non-recurring gains and charges and certain items deemed to have little or no bearing on the day-to-day operating performance of its business segments and reporting units. The adjustments made to operating income directly correlate with the adjustments to net income in calculating Adjusted EBITDA on a consolidated basis pursuant to the senior secured credit agreement. The indentures governing the 2011 notes and the 2014 notes exclude certain adjustments permitted under the senior secured credit agreement. Senior management uses Adjusted EBITDA on a segment basis as the primary measure to evaluate the ongoing performance of the Company's business segments and reporting units.

        The Company uses Adjusted EBITDA on a consolidated basis to assess its operating performance. In addition, management uses Adjusted EBITDA on a consolidated basis as the most significant criterion in the calculation of performance-based cash bonuses and the determinations of whether certain performance-based stock options vest.

        Rockwood believes this financial measure on a consolidated basis is helpful in highlighting trends in its overall business because Adjusted EBITDA excludes those items that have little or no bearing on day-to-day operating performance.

        Because the Company views Adjusted EBITDA on both a segment basis and consolidated basis as an operating performance measure, the Company uses net income (loss) as the most comparable GAAP measure. The following table, which sets forth the applicable components of Adjusted EBITDA, presents a reconciliation of net income (loss) to Adjusted EBITDA on a GAAP basis:

	Performance Additives	Specialty Compounds	Electronics	Corporate and Eliminations	Consolidated
	(millions)
Year Ended December 31, 2003
Net income (loss)	$44.0	$17.0	$(26.2)	$(126.5)	$(91.7)
Income tax (benefit) provision	10.0	(0.3)	(5.3)	(20.7)	(16.3)
Interest expense, net	30.0	(0.5)	6.7	76.1	112.3
Depreciation and amortization	27.4	7.2	17.1	0.7	52.4
Impairment charges	—	—	35.0	—	35.0
Restructuring and related charges	0.8	0.6	0.4	—	1.8
Systems/organization establishment expenses	—	—	—	1.6	1.6
Acquisition and disposal costs	0.1	—	1.5	0.3	1.9
Business interruption costs and insurance recovery	—	—	(4.5)	—	(4.5)
Inventory write-up reversal	0.2	—	—	—	0.2
Refinancing expenses	—	—	—	38.3	38.3
Foreign exchange loss (gain)	—	(0.1)	0.1	18.5	18.5

Total Adjusted EBITDA	$112.5	$23.9	$24.8	$(11.7)	$149.5

Year Ended December 31, 2002
Net income (loss)	$41.2	$22.3	$(36.3)	$(95.4)	$(68.2)
Income tax (benefit) provision	14.1	(2.5)	(0.5)	(23.6)	(12.5)
Interest expense, net	25.9	(0.8)	7.1	75.9	108.1
Depreciation and amortization	23.5	6.7	15.3	0.8	46.3
Impairment charges	—	—	50.0	—	50.0
Restructuring and related charges	1.2	—	—	—	1.2
Systems/organization establishment expenses	—	—	—	1.6	1.6
Acquisition and disposal costs	—	—	—	0.2	0.2
Business interruption costs and insurance recovery	—	0.1	(2.3)	—	(2.2)
Foreign exchange loss (gain)	—	—	0.1	24.5	24.6
Loss on receivables sold	0.5	0.2	—	0.6	1.3

Total Adjusted EBITDA	$106.4	$26.0	$33.4	$(15.4)	$150.4

Rockwood
Year Ended December 31, 2001
Net income (loss)	$20.4		$10.2	$0.1	$(85.1)	$(54.4)
Income tax (benefit) provision	(1.7)		2.1	4.6	(9.8)	(4.8)
Interest expense, net	15.8		(0.6)	6.1	85.7	107.0
Depreciation and amortization	37.4		11.1	26.3	(0.1)	74.7
Restructuring and related charges	7.2	(a)	0.2	0.6	1.7	9.7
Systems/organization establishment expenses	0.4		0.1	—	2.1	2.6
Cancelled financing costs	—		—	—	2.5	2.5
Acquisition and disposal costs	—		—	—	1.3	1.3
Business interruption costs and insurance recovery	—		0.4	1.5	(0.7)	1.2
Inventory write-up reversal	8.4		0.3	0.3	—	9.0
Foreign exchange loss (gain)	—		—	(0.1)	(9.5)	(9.6)
Loss on receivables sold	0.2		—	—	1.0	1.2

Total Adjusted EBITDA	$88.1		$23.8	$39.4	$(10.9)	$140.4

(a)
Includes $0.5 reflected in costs of product sold.

3.     INVENTORIES:

        Inventories are comprised of the following:

	December 31,
	2003	2002
	(millions)
Raw materials	$26.8	$25.4
Work-in-process	3.2	2.5
Finished goods	50.0	48.0
Packaging materials	7.8	6.2

	$87.8	$82.1

4.     PROPERTY, PLANT AND EQUIPMENT:

        Property, plant and equipment, net is comprised of the following:

	December 31,
	2003	2002
	(millions)
Land	$2.8	$2.3
Buildings and improvements, including land improvements	126.7	107.7
Machinery and equipment	374.4	343.7
Furniture and fixtures	21.1	19.6
Construction-in-progress	11.2	12.7

Property, plant and equipment, at cost	536.2	486.0
Less accumulated depreciation and amortization	(117.6)	(79.0)

Property, plant and equipment, net	$418.6	$407.0

        Depreciation expense was $46.3 million, $41.3 million and $36.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        The Company recorded an impairment charge of $15.7 million in 2003 related to property, plant and equipment in its Electronics segment. See Note 14—Impairment Charges.

5.     GOODWILL:

        Below are goodwill balances and activity by segment:

	Performance Additives	Specialty Compounds	Electronics	Total
	(millions)
Balance, January 1, 2002	$409.0	$95.3	$175.7	$680.0
Impairment charges	—	—	(50.0)	(50.0)
Adjustment to restructuring liability	(0.9)	—	—	(0.9)
Foreign exchange	16.5	6.0	7.8	30.3

Balance, December 31, 2002	424.6	101.3	133.5	659.4
Impairment charges	—	—	(19.3)	(19.3)
Acquisitions	6.8	—	3.7	10.5
Adjustment to restructuring liability	(2.1)	—	—	(2.1)
Foreign exchange	21.6	9.0	4.8	35.4

Balance, December 31, 2003	$450.9	$110.3	$122.7	$683.9

        The Company completed initial impairment testing for goodwill as of January 1, 2002 as required by SFAS 142 Goodwill and Other Intangible Assets. The Company determined there was no impairment of goodwill as of January 1, 2002. The goodwill test for impairment begins with an estimation of the fair value of each reporting unit. The Company has determined reporting units to be each of its divisions; one level below the reportable segment level. SFAS 142 also requires impairment testing at least annually. The impairment charges above were recognized as a result of this testing. See Note 14—Impairment Charges.

6.     OTHER INTANGIBLE ASSETS:

        Other intangible assets, net consist of:

	December 31,
	2003	2002
Patents	$41.4	$35.9
Less accumulated amortization	(17.6)	(10.5)

Patents, net	23.8	25.4

Other intangible assets	3.0	2.1
Less accumulated amortization	(1.1)	(0.4)

Other intangibles, net	1.9	1.7

Other intangible assets, net	$25.7	$27.1

        Amortization of other intangible assets was $6.1 million, $5.0 million and $4.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows and excludes the effects of the Dynamit Nobel Acquisition which was completed subsequent to December 31, 2003 (see Note 19—Subsequent Events):

Year ended	Amortization Expense
(millions)
2004	$5.9
2005	$4.5
2006	$4.4
2007	$4.4
2008	$1.4

7.     LONG-TERM DEBT:

        Long-term debt and loans payable are summarized as follows (see Note 19—Subsequent Events):

	December 31,
	2003	2002
Senior Subordinated Debt ("2011 Notes")	$375.0	$325.0
Credit Agreement:
Senior Tranche A Term Loans	111.2	259.9
Senior Tranche B Term Loans	56.8	291.3
Senior Tranche C Term Loans	290.0	—
PIK Loans and Notes	156.9	135.8
Senior Discount Notes	73.6	—

	1,063.5	1,012.0
Less current maturities	(9.1)	(29.5)

Long-term debt	$1,054.4	$982.5

        Maturities of long-term debt are as follows:

2005	$14.6
2006	20.1
2007	25.7
2008	31.3
Thereafter	962.7

$1,054.4

        2003 Refinancing—In July 2003, the Company refinanced (the "Refinancing") its existing debt (the 2000 Senior Subordinated Loan and 2000 Credit Agreement) by entering into a new bank credit facility ("Credit Agreement") and issuing new Senior Subordinated Notes ("Senior Subordinated Debt") and issuing $70.0 million of Senior Discount Notes with aggregate borrowings of $886.0 million. In connection with the Refinancing, the Company's controlling stockholder invested $25.0 million in the form of redeemable convertible preferred stock. The proceeds were used, in part, to repay $883.3 million of outstanding debt and $2.4 million of accrued interest.

        In December 2003, the Credit Agreement lenders agreed to a modification that replaced $290.0 million of the Tranche B Term Loan with a $290.0 million Tranche C Term Loan, which had the effect of reducing the interest rate by 75 basis points.

        Senior Subordinated Debt—("2011 Notes") As part of the Refinancing, our subsidiary, Rockwood Specialties Group, Inc. issued $375.0 million of new Senior Subordinated Notes due May 15, 2011, bearing interest at 10.625% per annum, payable semiannually. In addition, the Company may redeem up to 35% of the aggregate principal amount of the 2011 Notes at a redemption price equal to 110.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date. The Senior Subordinated Note agreement contains restrictions on additional indebtedness, fundamental business changes, the sale of assets and the payment of dividends. The notes are subordinate to long-term debt under the Credit Agreement and are guaranteed on a joint and several basis by the Company's US subsidiaries, excluding Rockwood Specialties Consolidated, Inc. and Rockwood Specialties International, Inc.

        Credit Agreement—As part of the Refinancing, the Company entered into a Credit Agreement with a syndicate of banks. The syndicate has also made available to the Company a $100.0 million revolving credit facility. The borrowings under the Credit Agreement bear interest at a rate of US dollar LIBOR plus 2.75% (Tranche C Term Loans), US dollar LIBOR + 3.5% (all other US dollar borrowings), or Euro LIBOR plus 3.5% (Euro borrowings). At December 31, 2003, applicable US dollar and Euro LIBOR rates were 1.15% and 2.12%, respectively.

        Tranche A Term Loans are denominated in Euros and are payable in January and July of each year at escalating percentages of the original principal amount with a final maturity of July 2009.

        Tranche B Term Loans are denominated in Euros and Tranche C Term Loans are denominated in US dollars. Both are payable in January and July of each year at amounts equal to 0.5% of the original principal balance, with the remainder due at the final maturity date of July 2010.

        The Company has the option of converting Tranche B and C Term Loans based on LIBOR indices into term loans which will bear interest based on alternate indices plus applicable margins. Subject to certain restrictions, the Company may borrow the Tranche A, B and C Term Loans for lengths of time varying from one month to one year.

        At December 31, 2003 the Company had no principal outstanding and approximately $12.5 million of standby letters of credit outstanding under the revolving credit facility. This facility matures in July 2009.

        Similar to the 2000 Credit Agreement, the Credit Agreement contains certain financial covenants including the requirement of a maximum debt to earnings before interest, taxes, depreciation, and amortization and other items, as defined ("EBITDA"), ratio, and a minimum EBITDA to interest expense ratio, all as defined in the Credit Agreement. The Credit Agreement also contains certain restrictions on additional indebtedness, fundamental business changes, the sale of assets, investments, the payment of dividends and capital expenditures. In addition, the term loans have been and will continue to be subject to mandatory prepayment upon certain conditions as defined. The Credit Agreement borrowings are collateralized by substantially all of the assets and equity of Rockwood and its US-based subsidiaries as well as by assets and a portion of equity of certain non-US subsidiaries. Additionally, these borrowings are guaranteed by Rockwood Specialties International, Inc.

        Senior Discount Notes—The $70.0 million initial principal balance on the Senior Discount Notes accretes semiannually through August 2007 at an annual rate of 12%; thereafter, the total principal and the accreted value bear interest at an annual rate of 12% through August 2011. Accrued interest of $3.6 million was included in the Senior Discount Note balance at December 31, 2003. The Senior Discount Note Agreement contains restrictions on additional indebtedness, fundamental business changes, the sale of assets and the payment of dividends. In addition, the Senior Discount Notes are subject to mandatory prepayment upon certain conditions as defined in the Senior Discount Note Agreement.

        PIK Loans and Notes—Interest on the PIK Loans and Notes accrues at annual rate of 15% and, to the extent not paid in cash, can be financed, at the Company's option, through the issuance of additional PIK Notes at the end of each six-month period. Accrued interest of $1.9 million and $1.7 million at December 31, 2003 and 2002, respectively, was also included in the PIK Loan balance, as it was the Company's intention to finance this interest through additional PIK Notes. Also, there is a prepayment penalty equal to 2% of the accreted value of the PIK Notes being repaid. The PIK loans may not be prepaid before November 20, 2005.

        The Company issued a total of 30,273 of its common shares, with a fair value of $500 per share, at par value, in connection with the PIK Note financing. This amount has been recorded as deferred financing costs. Under certain circumstances the Company could be required to issue additional shares to the lender(s).

        The PIK Note Agreement contains restrictions on additional indebtedness, fundamental business changes, the sale of assets and the payment of dividends. In addition, the PIK Notes are subject to mandatory prepayment upon certain conditions as defined in the PIK Note Agreement.

        The Company was in compliance with its debt covenants as of December 31, 2003.

        Fair Value—The Company estimates that debt under the Credit Agreement, PIK Loans, and Senior Discount Notes, based on current interest rates and terms, approximates fair value. Based on quoted market values, the Company estimates that the fair value of its Senior Subordinated Debt approximated $420.0 million at December 31, 2003.

        2000 Senior Subordinated Loan—The interest rate on the 2000 Senior Subordinated Loan was initially LIBOR plus 5.375%. This rate increased to LIBOR plus 5.875% in May 2001 and increased by 0.5% every three months thereafter.

        2000 Credit Agreement—The interest rate on borrowings under this Credit Agreement was LIBOR plus a range of 2.75 to 3.25%. US dollar LIBOR was used for dollar-denominated debt and Euro LIBOR was used for euro-denominated debt. At December 31, 2002, applicable US dollar and Euro LIBOR rates were 1.38% and 2.86%, respectively. At December 31, 2001, applicable US dollar and Euro LIBOR rates were 1.88% and 3.3%, respectively.

        Derivative Contracts—During 2001, the Company entered into derivative contracts to manage its exposure to changes in interest rates. These contracts remained in effect upon the Refinancing. As of December 31, 2003, these contracts effectively convert $339.4 million notional amount of floating rate loans into fixed or capped rates of interest ranging from 4.84% to 7.25%. The notional amounts of these contracts amortize over time with final maturity dates of February 2006.

        During 2003, simultaneous with the Tranche B borrowings, the Company entered into cross-currency interest rate swaps with notional amounts aggregating $78.1 million that effectively converted $78.1 million of the Tranche B US dollar borrowings into Euro based obligations at effective interest rates ranging from 3.74% to 4% over Euro LIBOR. These contracts have final maturity dates of July 2010.

        The Company elected not to apply hedge accounting and has marked these derivative transactions to market; reflected as a component of interest expense. These transactions increased interest expense by $16.2 million, $18.8 million and $10.4 million in the years ended December 31, 2003, 2002 and 2001, respectively, of which $6.0 million, $11.6 million and $7.9 million, respectively, represent mark-to-market adjustments. The related liability on the contracts marked-to-market adjustments is reflected in "Other liabilities" in the balance sheet. The Company believes that the counterparties to these agreements are financially sound institutions and the credit risk for non-performance of these contracts is not significant.

        Debt Issuance Costs—The Company wrote off unamortized deferred debt issuance costs of $36.9 million as of the Refinancing date. Total refinancing fees of $14.7 million, including underwriting fees of $10.3 million paid in connection with the sale of the senior subordinated notes in the Refinancing and other professional and related fees, have been capitalized and are being amortized using the effective interest rate method over the term of the debt outstanding after the Refinancing. Additional investment banking and professional fees of $1.4 million in connection with the December 2003 debt modification were also expensed.

8.     TAXES ON INCOME:

        Loss before taxes is as follows:

	Year Ended December 31,
	2003	2002	2001
United States	$(81.0)	$(47.2)	$(43.6)
Foreign	(27.0)	(33.5)	(15.6)

	$(108.0)	$(80.7)	$(59.2)

        The (benefit) provision for taxes on income consisted of the following:

	Year Ended December 31
	2003	2002	2001
Taxes currently payable (prepaid):
Federal	$0.8	$(5.2)	$6.0
State	(0.3)	4.3	3.0
Foreign	9.0	8.7	7.2

	9.5	7.8	16.2

Deferred income taxes:
Federal	(20.4)	(10.0)	(14.2)
State	2.7	(5.2)	(1.9)
Foreign	(8.1)	(5.1)	(4.9)

	(25.8)	(20.3)	(21.0)

Total benefit for taxes	$(16.3)	$(12.5)	$(4.8)

        Amounts are reflected in the preceding table based on the location of the taxing authorities.

        Reconciliations of the U.S. statutory income tax rate to the effective tax rate are as follows:

	Year Ended December 31,
	2003	2002	2001
Federal statutory rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net	2.2	(2.2)	2.8
Nondeductible goodwill amortization	—	—	10.4
Foreign/US tax differential	1.9	(0.3)	10.9
Goodwill impairment	6.4	21.7	—
Increase in valuation allowance	5.9	—	—
Other	3.5	0.3	2.8

Effective tax rate	(15.1)%	(15.5)%	(8.1)%

        Deferred taxes arise because of different treatment between financial statement accounting and income tax reporting.

        The tax effects of the major items recorded as deferred tax assets and liabilities are as follows:

	December 31,
	2003	2002
Allowance for doubtful accounts	$0.8	$1.2
Pension and postretirement benefits	6.0	4.2
Restructuring	0.6	1.8
Other current reserves and accruals	1.4	3.9
Goodwill and other intangibles	9.4	12.5
Tax loss carryforwards	44.5	25.7
PIK Note interest	30.3	11.9
Other non-current reserves and accruals	11.3	13.5

Total deferred tax assets	104.3	74.7
Valuation allowance	(16.4)	(10.0)

Net deferred tax assets	87.9	64.7
Deferred tax liabilities—property plant and equipment	71.3	70.8

Net deferred tax (liability) asset	$16.6	$(6.1)

        As of December 31, 2003, the Company has global tax loss carryforwards (excluding state and local amounts) of approximately $80.0 million which expire in years 2007 through 2023 and $31.7 million with no current expiration date.

        For financial reporting purposes, a valuation allowance has been recognized to reduce the deferred tax assets related to certain tax loss carryforwards for which it is more likely than not that the related tax benefits will not be realized. The Company's net deferred tax assets include certain amounts of tax loss carryforwards as well as certain tax deductible temporary differences which management believes are realizable through a combination of forecasted future taxable income, reversal of deferred tax liabilities and anticipated tax planning strategies. Failure to achieve forecasted future taxable income might affect the ultimate realization of any remaining recorded net deferred tax assets.

9.     OPERATING LEASE OBLIGATIONS:

        As of December 31, 2003, Rockwood was liable under terms of noncancelable operating leases for the following lease commitments:

(millions)
Years ended December 31:
2004	$9.4
2005	7.8
2006	5.7
2007	4.0
2008	3.2
Thereafter	27.4

Total	$57.5

        Rent expense under all operating leases was $10.1 million, $9.7 million and $8.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

10.  EMPLOYEE BENEFIT PLANS:

        The Company maintains various defined benefit pension plans, which cover certain employees in the US, UK, Germany, Italy and Taiwan. The UK plans represents over 50% of the fair value of the plan assets, projected benefit obligation and accumulated benefit obligation as of December 31, 2003 and 2002. In addition, the Company provides certain employees at a business within our Performance Additives segment other postretirement benefits, principally health care benefits. Funding requirements and investment policies for the Company's various defined benefit plans are governed by local statutes and fiduciary standards outlined below.

        The following tables provide a reconciliation of the benefit obligations, plan assets and the funded status of the plans, along with the amounts recognized in the consolidated balance sheets and the weighted average assumptions used. The measurement date is December 31st for all but one plan.

	Pension Benefits		Other Postretirement Benefits
	2003	2002	2003	2002
	(millions)
Change in Benefit Obligation:
Benefit obligation at beginning of year	$36.8	$37.5	$1.9	$2.8
Service cost	1.1	1.1	0.1	0.1
Interest cost	2.0	2.2	0.1	0.2
Plan participants' contributions	0.1	0.1	—	—
Plan amendments	0.1	—	—	(2.0)
Actuarial (gain)/loss	4.3	(3.9)	0.1	1.0
Foreign exchange	4.4	3.4	—	—
Benefits paid	(0.7)	(0.8)	(0.1)	(0.1)
Curtailment/settlement	(0.8)	(2.8)	—	(0.1)

Benefit Obligation at End of Year	$47.3	$36.8	$2.1	$1.9

Change in Fair Value of Plan Assets:
Fair value of plan assets at beginning of year	$20.8	$24.1	$—	$—
Actual return on assets	3.8	(3.8)	—	—
Employer contributions	1.3	2.9	0.1	0.2
Plan participants' contributions	0.1	0.1	—	—
Foreign exchange	2.2	1.8	—	—
Benefits paid	(0.7)	(0.8)	(0.1)	(0.1)
Curtailment/settlement	(1.7)	(3.5)	—	(0.1)

Fair Value of Plan Assets at End of Year	$25.8	$20.8	$—	$—

	Pension Benefits		Other Postretirement Benefits
	2003	2002	2003	2002
Reconciliation of Funded Status at End of Year:
Funded status	$(21.5)	$(16.0)	$(2.1)	$(1.9)
Unrecognized prior service cost	0.1	—	—	—
Unrecognized net loss	9.2	6.4	0.6	0.5

Accrued Benefit Cost	$(12.2)	$(9.6)	$(1.5)	$(1.4)

Amount Recognized in the Consolidated Balance Sheets:
Accrued benefit liability	$(17.2)	$(12.4)	$(1.5)	$(1.4)
Intangible asset	0.1	—	—	—
Accumulated other comprehensive income	4.9	2.8	—	—

Net Amount Recognized	$(12.2)	$(9.6)	$(1.5)	$(1.4)

Weighted-average assumptions used to determine benefit obligations at December 31:
Discount Rate	5.46%	5.87%	5.29%	5.42%
Rate of Compensation Increase	3.00%	3.12%	N/A	N/A
	Pension Benefits			Other Postretirement Benefits
	2003	2002	2001	2003	2002	2001
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	5.87%	6.01%	6%-8%	5.42%	7.00%	7.00%
Expected return on plan assets	7.34%	7.06%	7%-8.5%	N/A	N/A	N/A
Rate of compensation increase	3.12%	3.97%	4.5%-6%	N/A	N/A	N/A
Components of net pension and other Postretirement Benefit Costs:
Service cost	$1.1	$1.1	$2.0	$0.1	$0.1	$0.1
Interest cost	2.0	2.2	2.1	0.1	0.2	0.2
Expected return on assets	(1.5)	(1.7)	(2.0)	—	—	—
Net amortization of prior experience losses	0.2	0.3	—	—	—	—
Impact of curtailment/settlement	0.5	—	—	—	(1.6)	—

Net Periodic Pension Cost	$2.3	$1.9	$2.1	$0.2	$(1.3)	$0.3

        Below are additional disclosures concerning these plans:

	2003	2002
Defined Benefit Plans
Weighted average asset allocation percentages at December 31:
Equity securities	70%	70%
Debt securities	27%	28%
Other	3%	2%
Other Post Retirement Benefit Plans
Assumed health care cost trend rates at December 31 [Hourly Plan/Salaried Plan]:
Health care cost trend rate assumed for the following year	8.0%/9.0%	9.0%/10.0%
Ultimate trend rate (rate to which the cost trend rate is assumed to decline)	5.0%/5.0%	5.0%/5.0%
Year that the rate reaches the ultimate trend rate	2007/2008	2007/2008
	1% Decrease	1% Increase
2003 Healthcare cost trend rate sensitivity analysis:
Effect on annual total of service cost and interest cost	$—	$—
Effect on postretirement benefit obligation	0.2	(0.1)

        Plans with accumulated benefit obligations in excess of plan assets—The Company's defined benefit plans all had accumulated benefit obligations in excess of plan assets.

        Contributions—In 2004, the Company expects to contribute $6.7 million to its defined benefit pension plans to cover benefits due. The increase from 2003 amounts relates to the Dynamit Nobel Acquisition—see Note 19—Subsequent Events.

        Investment policies and strategies—The Company's plans have varying statutory and plan governance requirements. Although the Company has representatives of local management involved in the governance of all plans, some plans or statutes also have representation by workers, employee unions, and/or corporate-level executives. For the UK and US plans, which represent most of Rockwood's pension plan assets, the general investment objectives are to maximize the expected return on the plans' assets without unduly prejudicing the security of the members' accrued benefits and with sufficient liquidity to meet current plan obligations. As each plan is locally governed, asset allocations may vary. The UK plans are currently targeted to investment allocations within certain ranges that approximate 75% equity (divided between domestic and foreign equities) and 25% debt, while the main US plans currently have a targeted allocation of 45% equity and 55% debt. Plan trustees regularly consult with professional investment advisors as to whether these allocations remain appropriate in light of relative investment performance and risk and/or actuarial changes related to plan participants. UK plan investments are limited to listed securities not affiliated with Rockwood or the investment adviser. US plan investments are generally limited to mutual funds.

        The only other plan that Rockwood funds is in Taiwan, the assets of which are invested in the national bank (to the extent statutorily required) and fixed insurance contracts.

        Expected long-term rate of return on assets—The long-term rate of return on assets listed above is the average of expected returns developed for each plan weighted by each plan's assets, as of January 1 of the year measured. Individual plan returns have been weighted based on their expected respective allocations. Except for Taiwan, rates of return have been estimated based on various asset-appropriate price and yield indices, adjusted for projected inflation and long-term dividend growth.

Other Retirement Benefit Plans

        Savings Plans—The Company sponsors various defined contribution plans for certain employees in the US and UK. Contributions under the plans are based on specified percentages of employee compensation. In aggregate, the Company's contributions to these plans were $6.5 million, $6.1 million and $4.9 million in 2003, 2002 and 2001, respectively.

        Multiemployer Plan—The Company participates in a multiemployer plan for certain union members in Los Angeles. Contributions under the plans are based on specified percentages of associate contributions. The Company's contributions to the plan were $0.2 million, $0.2 million and $0.2 million in 2003, 2002 and 2001, respectively.

11.  STOCK-BASED COMPENSATION:

        Under the Plan, the Company may grant stock options and restricted stock to the Company's management personnel and directors and allow management personnel and directors to purchase shares of common stock. There are 70,000 authorized shares available under the Plan. In September 2004, the Company amended the Plan to increase the number of authorized shares available to 165,000 shares.

        Restricted Stock—Restricted stock of the Company can be granted with or without payment of consideration with restrictions on the recipient's right to transfer or sell the stock. 2,000 shares of restricted stock were granted during 2001, vesting over three years. $0.3 million, $0.3 million and $0.1 million were charged to operations in 2003, 2002 and 2001, respectively, based on the fair market value on the date of grant.

        Stock Purchase—Eligible management personnel and directors can purchase shares of common stock at prices as determined by the Company's Board of Directors. Under the Plan, the Company sold (net of shares later repurchased from terminated employees) 100 shares in 2003, 300 shares in 2002 and 11,320 shares in 2001 at the fair market value of the stock at the date of purchase.

        Stock Options—Stock options granted under this Plan shall have an exercise price at least equal to the fair market value of common stock on the date of grant. There are two types of options available for grant under the Plan. Time options have a life of ten years from the date of grant and vest over five years. Performance options have a life of ten years and become exercisable with respect to 25% of granted options on the second anniversary of the grant date and on each anniversary thereafter upon the achievement by the Company of certain performance targets. Performance options become exercisable on the eighth anniversary of the grant date to the extent that the options have not become otherwise exercisable or have not been terminated. Prior to 2004, none of the performance targets that would trigger exercisability had been achieved. In October 2004, the performance targets were modified as a result of the Dynamit Nobel Acquisition.

        A summary of the status of the Company's options granted at December 31, 2003, 2002, and 2001, and changes during the years ended on those dates is presented below:

	2003			2002		2001
	Shares		Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	51,880		$500	62,280	$500	—	$—
Granted	1,000		500	600	500	62,280	500
Forfeited	—		500	(11,000)	—	—	—

Outstanding at end of year	52,880		$500	51,880	$500	62,280	$500

Options exercisable at end of year	10,263			5,128		—

Weighted average fair value of options granted during the year	$97.64	(a)		$123.08		$123.79

Weighted-Average Remaining Contractual Life (years)	7.39

(a)
The decrease from 2002 is due to the decrease in the assumed risk-free interest rate; see the table of "other assumptions used in fair-value pricing model" in Note 1—Description of Business and Summary of Significant Accounting Policies.

12.  REDEEMABLE CONVERTIBLE PREFERRED STOCK:

        In connection with the July 2003 refinancing, the Company, issued $25.0 million of its redeemable convertible preferred stock to an affiliate of KKR. The redeemable convertible preferred stock accrues dividends at 15% per year; the dividends accumulate and compound semi-annually whether or not the Company has earnings or profits, whether or not there are funds legally available for payment of such dividends and whether or not dividends are declared. The holder of the redeemable convertible preferred stock also participates in any dividends paid on the common stock (other than excluded shares, as defined below). The redeemable convertible preferred stock is redeemable by the Company at its option at any time. The redeemable convertible preferred stock is also convertible into common stock of the Company, at the option of the holder, on or after an initial public offering of common stock of the Company at a conversion price equal to the then current market price, subject to adjustment. When the redeemable convertible preferred stock is redeemed or converted into common stock, the holder will also receive 1% of the aggregate value of the Company's common stock (other than excluded shares) in cash or, in the case of conversion, additional shares of common stock of the Company, subject to adjustment ("Redemption Equity Value"). As of December 31, 2003 the Redemption Equity Value was $3.0 million. In addition, upon a change of control of the Company, the holder will be able to require the Company to repurchase the redeemable convertible preferred stock at 101% of the aggregate liquidation preference and accumulated and unpaid dividends plus 1% of the aggregate consideration paid to holders of common stock (other than excluded shares) in the change of control transaction, subject to adjustment. The proceeds from the issuance of the redeemable convertible preferred stock were contributed to a subsidiary as common equity. "Excluded shares" mean the shares of common stock issued in connection with future mergers or acquisitions.

        The aggregate amount of cumulative unpaid preferred dividends is $1.7 million at December 31, 2003. The aggregate liquidation preference above par or stated value is defined as 1% of the difference between a) the fair market value of the remaining assets of the Company legally available for distribution, if any, after payment by the Company of the amount of par value plus accrued and unpaid dividends and, b) the fair market value of such remaining assets payable to holders of excluded shares, as defined.

        The aggregate amount of redemption requirements (defined as the initial issuance value, accumulated and unpaid dividends, and the Redemption Equity Value) as of the end of the periods subsequent to December 31, 2003 is as follows:

(millions)
As of December 31:
2004	$33.9
2005	$38.7
2006	$44.2
2007	$50.7
2008	$58.1

13.  WARRANTS:

        In connection with the issuance of the redeemable convertible preferred stock as discussed in Note 12—Redeemable Convertible Preferred Stock, the Company issued warrants to an affiliate of KKR, exercisable at any time at a $500 per share exercise price, to purchase 28,000 additional shares of common stock of the Company. The warrants expire July 23, 2013. The Company has attributed a portion of the proceeds from issuance of the redeemable convertible preferred stock to the fair value of the warrants. The warrants were valued at $6.1 million. However, since the redeemable convertible preferred stock is redeemable at any time, the fair value of the warrants issued in connection therewith accrete immediately to the redeemable convertible preferred stock.

14.  IMPAIRMENT CHARGES:

        The Company recorded goodwill impairment charges of $19.3 million and $50.0 million in 2003 and 2002, respectively related to separate reporting units within the Electronics segment. These charges were recognized based on our annual impairment testing. In computing these impairments, fair value was determined by multiplying the adjusted EBITDA of the reporting unit by a factor based primarily on the ratio of enterprise value (generally net assets excluding cash and long-term debt) to EBITDA of publicly-held companies in similar businesses, both historical and projected, as reported in published industry analyses.

        These impairments resulted from a significant decline in earnings and operating cash flows, both historical and prospective, based on global economic conditions common to significant competitors, including overcapacity, as well as the erosion of the reporting units' relative competitive position due to continued industry concentration and resulting pricing pressure.

        Based on the circumstances described above the Company also performed an impairment evaluation of certain property, plant and equipment, resulting in an impairment charge of $15.7 million in 2003 based on the excess of the carrying value of the impaired assets over fair value determined by the projected future undiscounted cash flows estimated to be generated by these assets.

15.  BUSINESS RESTRUCTURINGS AND ASSET SALES:

        The Company recorded $1.9 million of restructuring charges in 2003, primarily severance related to headcount reduction actions at businesses in each of our reportable segments. Of this amount, $1.3 million was paid in 2003, $0.2 million was recorded as part of the pension obligation at December 31, 2003, and we expect the remaining $0.4 million to be paid in 2004. Severance payments were based on local regulatory laws, severance clauses in affected individuals' employment contracts, union contract provisions, or negotiated settlements. Approximately 30 individuals were terminated as a result of these actions.

        On December 21, 2001 Rockwood announced a broad-based involuntary reduction in its salary and hourly worldwide workforce of approximately 10%. The Company established a severance plan providing severance pay and medical coverage benefits for those employees affected. The severance plan for U.S. employees without a separate severance clause in an employment contract or union contract was based on two weeks base pay plus supplemental severance of one week for each full year of service, or two weeks for each year of service for employees whose service life exceeded 10 years. All severance was capped at 26 weeks. Supplemental severance also included the Company's payment of three months of COBRA benefits.

        The severance plan for non-U.S. employees without individual employment contracts was based on local regulatory laws. The severance plan for U.S. and non-U.S. employees with individual employment contracts was based on the provisions of each contract.

        The Company recorded a restructuring charge of $6.6 million in the consolidated statement of operations for the year ended December 31, 2001 related to this program, including severance costs for 150 employees. A further net charge of $1.3 million was recorded in the consolidated statements of operations in 2002 to reflect the difference between estimated and actual costs. Of this amount, $1.4 million was recorded as part of the pension obligation at December 31, 2002. See Note 10—Employee Benefit Plans.

        Selected information for the 2001 headcount reduction restructuring program is as follows:

Severance Costs
(millions)
Liability balance, January 1, 2001	$—
Restructuring charge	6.6

Liability balance, December 31, 2001	6.6
Restructuring charge	1.3
Utilized in 2002	(7.2)

Liability balance, December 31, 2002	0.7
Utilized in 2003	(0.6)

Liability balance, December 31, 2003	$0.1

        Throughout 2001 the Company undertook certain severance restructuring actions within its worldwide salary and hourly workforce in an effort to reduce employee costs and headcounts. Severance payments were based on local regulatory laws, severance clauses in affected individuals' employment contracts, union contract provisions or negotiated settlements. Approximately 70 individuals were terminated in 2001 as a result. Total severance charges were $2.4 million, all of which was paid in 2001.

        Coincident with the KKR Acquisition, the Company began a restructuring plan involving the closure and rationalization of certain facilities acquired. During fiscal 2001, the Company finalized this program. In the final purchase accounting allocation for these actions, the Company included $3.9 million of restructuring reserves for severance and special termination benefits, $3.5 million for closure costs, including future lease costs, environmental clean-up costs, inventory write-offs and other closure costs and $3.9 million for property, plant and equipment write-downs. The total number of severed employees was 250.

        Selected information for the KKR Acquisition related restructuring program is as follows:

	Severance Costs	Facility Closure Costs	Write-downs	Total
Purchase Accounting	$3.9	$3.5	$3.9	$11.3
Write-downs charged to income	—	—	0.8	0.8
Utilized in 2001	(0.4)	—	(4.7)	(5.1)

Liability balance, December 31, 2001	3.5	3.5	—	7.0
Utilized in 2002	(1.7)	(0.1)	—	(1.8)
Adjustment recorded to goodwill	(0.4)	(0.5)	—	(0.9)

Liability balance, December 31, 2002	1.4	2.9	—	4.3
Utilized in 2003	(0.1)	(0.9)	—	(1.0)
Adjustment recorded to goodwill	(1.3)	(0.8)	—	(2.1)

Liability balance, December 31, 2003	$—	$1.2	$—	$1.2

        The $9.7 million of restructuring expense shown in the accompanying consolidated statement of operations for 2001 includes the $2.4 million of severance charges, the $6.6 million of severance costs from the 10% headcount reduction program and $0.2 million of the write-downs in the above table. The remaining $0.5 million of write-downs were included in cost of products sold.

        The total reserve from the above restructuring programs of $1.6 million and $4.9 million is reflected in "Accrued expenses and other liabilities" in the consolidated balance sheet at December 31, 2003 and 2002, respectively. Remaining facility closure costs will be paid over the lives of the related leases.

16.  RECEIVABLES SALE AGREEMENT:

        In December 2001 and at the end of the first and second quarters in 2002, some of the Company's US-based subsidiaries sold certain receivables to a non-consolidated, bankruptcy-remote subsidiary of the Company ("RS") in return for cash and subordinated notes. RS then sold an undivided fractional ownership interest in those receivables to a non-affiliated investor. The subordinated notes, which represent the Company's retained interest, were subordinated to the investor's interest until the investor fully recovered its investment.

        These transactions qualified as sales under the provisions of SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Gain or loss on the sale of receivables depends in part on the previous carrying amount of the financial assets involved in the sale, allocated between the assets sold and the retained interests, based on the relative fair value at the date of transfer. Fair value of the subordinated retained interest approximated carrying value due to the short-term nature of the receivables. Cash proceeds were $50.0 million for the 2001 transaction and $96.6 million for the 2002 transactions. There was no outstanding facility at December 31, 2003 or 2002. The Company serviced the receivables sold and had cash servicing income of $0.05 in 2002 (none in 2001). No significant credit losses occurred among the receivables sold.

17.  SALE AND LEASEBACK:

        In June 2002, a subsidiary included in Rockwood's Performance Additives segment entered into a sale and leaseback transaction involving real estate with a non-affiliated third party. The Company realized net proceeds of approximately $12.1 million from the sale. The resulting gain of approximately $4.1 million was deferred and is being amortized on a straight-line basis over the initial lease term of 15 years. The deferred gain is included in other liabilities on the accompanying consolidated balance sheet. The leaseback portion, classified as an operating lease, had an initial minimum annual base rent of $1.3 million, with adjustments based on a standard economic index. The Company has two 10-year renewal options beyond the initial lease term.

18.  CONTINGENCIES:

        The Company is involved in various legal proceedings, including product liability and environmental matters of a nature considered normal to its business. It is the Company's policy to accrue for amounts related to these matters, in accordance with SFAS 5, Accounting for Contingencies, if it is probable that a liability has been incurred and an amount can be reasonably estimated. It is the Company's policy to disclose such matters when there is at least a reasonable possibility that a material loss may have been incurred.

        The seller is obligated to indemnify the Company for certain legal, tax and environmental liabilities and obligations that relate to the period prior to the closing of the KKR Acquisition. In the opinion of management, and based upon information currently available, the ultimate resolution of any indemnification claims will not have a material effect on the Company's financial condition or results of operations.

        Environmental Matters—In the ordinary course of business, like most other industrial companies, the Company's operations are subject to extensive and evolving federal, state, local and foreign environmental laws and regulations. Governmental authorities may resort to a variety of civil and criminal enforcement measures, including monetary penalties and remediation requirements, for violation of such laws. The Company is currently involved in the assessment and remediation of some sites, which include Company owned sites and sites owned by third parties. The seller has assumed responsibility for the obligations in connection with the third party sites.

        There can be no assurances that environmental laws and regulations will not become more stringent in the future or that the Company will not incur significant additional costs to comply with such changes in laws and regulations. The Company monitors potential changes in laws and regulations to assess the expected impact on its results of operations. The Company has evaluated its total environmental exposure based on currently available data and believes that its environmental matters will not have a material adverse impact on the Company's financial position or results of operations. If matters previously identified by management are resolved in a manner different from original estimates, there is the potential for a material adverse effect on operating results or cash flows in any one accounting period.

        In connection with the KKR Acquisition, the seller agreed to indemnify the Company for certain environmental matters that related to the business as conducted prior to the KKR Acquisition. The seller provided a two-year indemnity with respect to noncompliance with permits and environmental laws, a five-year indemnity related to the contamination of the Company's properties (inclusive of contamination which leaks or escapes from the Company's properties) and an indemnity of unlimited duration for former properties and properties owned by others (inclusive of disposal of waste and certain other identified issues). Regarding the two and five year indemnities, the Company may seek reimbursement from the seller for individual claims in excess of $0.2 million after a $5.0 million deductible has been exceeded. For the other indemnity, the seller is responsible for all costs and expenses incurred. As a result, there is significant uncertainty in assessing the

Company's liability for environmental matters for which the Company may not be indemnified. There can be no assurance that the seller will adhere to its obligations and we may have to resort to legal action to enforce our rights under the indemnities.

        The Company is obligated to undertake soil remediation at one of its German facilities in the event manufacturing operations are discontinued there at some future date. The Company does not contemplate any such action in the foreseeable future, as this facility's remaining life is indefinite. Consequently, the Company has not accrued for any costs in connection with any possible future remediation as the liability for soil remediation cannot be reasonably estimated.

        Legal Matters—A subsidiary in the Company's Performance Additives segment (the "Subsidiary") has been named as a defendant, along with numerous other parties, including other wood preservatives manufacturers, wood treaters and retailers, in several lawsuits. The plaintiffs are seeking damages relating, among other things, to the marketing, distribution and use of one of the subsidiary's wood preservative products, chromated copper arsenate (CCA). These lawsuits allege various causes of action based in contract, tort, warranty and statutory consumer fraud. Three of the lawsuits were filed seeking class action certifications: in two of the cases the trial judge denied class certification and the other case was voluntarily dismissed by plaintiffs. The other lawsuits raise individual claims alleging personal injury or property damage from the use of CCA-treated wood products. Furthermore, there are other similar suits, including putative class actions, pending against retailers, treaters and other formulators to which we may eventually be named. Some of our Subsidiary's customers have asserted indemnity claims with respect to CCA cases and our subsidiary may be required to pay indemnity claims to these or other customers.

        The Subsidiary is seeking reimbursement of defense costs and potential damages, if any, for the CCA cases from its insurance carriers. Additionally, the Subsidiary is seeking indemnification from the seller under the terms of the Purchase Agreement. These cases, claims and the Subsidiary's ability to recover from any third party or insurers are subject to a number of uncertainties. As a result, their impact, if any, is difficult to assess. Management cannot predict the outcome of these suits or claims or the extent, if any, of the Subsidiary's possible loss exposure from these actions.

19.  SUBSEQUENT EVENTS:

        On July 31, 2004, the Company completed the acquisition of four businesses of Dynamit Nobel from mg technologies ag (the "Dynamit Nobel Acquisition"). The businesses acquired are focused on highly specialized markets and consist of: white pigments; surface treatment and lithium chemicals; ceramics; and pharmaceutical intermediates. The Company paid approximately €1,635.0 million (or $1,968.5 million) (excluding repayment of certain assumed debt) in cash to mg technologies ag for the businesses acquired, subject to possible post-closing adjustments. The four divisions of Dynamit Nobel acquired by Rockwood are (i) Chemetall, or Specialty Chemicals; (ii) Sachtleben Chemie, or Titanium Dioxide Pigments; (iii) CeramTec, or Advanced Ceramics and (iv) DNES Custom Synthesis (consisting of Dynamit Nobel Special Chemistry, Finorga, S.A. and Rohner A.G.), or Custom Synthesis. Through this acquisition, the Company believes it has created a portfolio of distinct specialty chemicals and advanced performance materials businesses, with diversified geographic and end-use markets, strong market positions and margins, and limited exposure to individual raw material fluctuations.

        The cost of the acquisition along with related fees and expenses, as well as the repayment of the borrowings under the Company's then existing senior secured facilities (the "2003 Senior Secured Credit Facilities") and $20.0 million of the PIK notes was financed using new equity contributions from affiliates of KKR and affiliates of DLJ Merchant Banking Partners III, L.P. ("DLJMB"), and borrowings under the new senior secured credit facilities (the "Senior Secured

Credit Facilities") and the new senior subordinated loan facility (the "Senior Subordinated Loan Facility") (collectively, the "Acquisition Financing") from certain lending institutions including Credit Suisse First Boston, an affiliate of DLJMB. Certain components of these borrowings were refinanced subsequently (the "2004 Refinancing").

        Approximate sources and uses of the funds relating to the Dynamit Nobel Acquisition and the related Acquisition Financing are shown in the table below. Information presented in the following table has been calculated using the U.S. dollars per euro exchange rate at July 31, 2004.

(millions)
Sources
New senior secured credit facilities(a) (€389.7 and $985.0)	$1,454.2
New senior subordinated loan facility(a) (€419.1 and $350.0)	854.5
Equity contribution(b)	425.0

Total sources	$2,733.7

Uses
Cash purchase price(c)	$1,968.5
Repayment of old senior credit facilities	442.2
Repayment of portion of PIK loans	20.0
Repayment of assumed debt(d)	129.0
Cash settlement of derivative transactions	20.0
Estimated fees and expenses	140.0
Cash on hand	14.0

Total uses	$2,733.7

(a)
See Note 7—Long-Term Debt for more detailed information concerning the Company's debt facilities.

(b)
Represents an equity contribution to the Company of $425.0 million from affiliates of KKR and DLJMB.

(c)
The cash purchase price (which does not include the assumed debt described in note (d) below) is subject to possible post-closing adjustments, including adjustments related to Closing Net Financial Debt and Closing Working Capital (as each term is defined in the Sale and Purchase Agreement dated April 19, 2004). This amount includes $16.0 million of transaction fees that were unpaid as of September 30, 2004.

(d)
Represents assumed debt which the Company repaid at or shortly after the closing of the Dynamit Nobel Acquisition and expect to repay in the future. In addition, the Company assumed €154.6 million (or $186.1 million), which remains outstanding under existing arrangements.

        The Dynamit Nobel Acquisition is accounted for using the purchase method of accounting as required by SFAS No. 141. Accordingly, the Company is in the process of determining the estimated fair value of the assets acquired and liabilities assumed. The excess of the purchase price over the fair value of Dynamit Nobel's identifiable assets acquired and liabilities assumed has been recorded as goodwill in 2004.

        As of the date of this filing, the Company has not finalized the purchase accounting for the Dynamit Nobel Acquisition including the completion of the valuation studies estimating the fair values of certain assets acquired and liabilities assumed and identification of the adjustments, if any, necessary to conform Dynamit Nobel's historical accounting policies to Rockwood's. The Company has allocated the total estimated purchase price, calculated as described below, to the assets acquired and liabilities assumed of Dynamit Nobel based on preliminary estimates of their fair values. Independent valuation specialists are assisting the Company in determining the fair value of a significant portion of these assets, including property, plant and equipment and identifiable intangible assets. Therefore, the allocation of the purchase price is preliminary and the final allocation may differ from that reflected herein.

        Estimated fair value of assets acquired and liabilities assumed has been allocated to the estimated purchase price as of July 31, 2004 as follows:

	(millions)
Estimated purchase price (including fees and expenses)		$2,035.5
Net assets acquired	$1,059.2
Adjustments to net assets acquired:
Existing goodwill	(401.1)
Existing intangibles	(19.2)
Deferred tax asset	(442.0)
Deferred tax liability—current	0.8
Deferred tax liability—non-current	89.6
Liabilities to related parties	308.4

Adjusted net assets acquired		595.7

Estimated purchase price in excess of net assets acquired		1,439.8
Estimated fair value in excess of book value of assets acquired and liabilities assumed
Inventory	$49.7
Property, plant and equipment	22.9
Intangible assets identified	539.7
Pension liabilities	(28.5)
Deferred tax liability, net	(16.6)
Restructuring programs and other liabilities	(39.9)

Total fair value in excess of book value of identifiable net assets acquired		527.3

Estimated goodwill		$912.5

  •
  The estimated fair value of finished goods and work in process inventories, which were stepped up to selling price less direct selling cost, was partially recognized in cost of goods sold during the third quarter of 2004 for the portion of acquired inventory sold during the third quarter; the balance was recognized during the fourth quarter of 2004.

  •
  The fair value of property, plant and equipment and identified intangibles other than goodwill will be amortized over their estimated useful lives. Estimated lives for property, plant and equipment range from 20-30 years for buildings and improvements (including land improvements), 7-12 years for machinery and equipment, 3-5 years for furniture and fixtures and 14-50 years for mining rights. Estimated useful lives for intangible assets identified are: 4-20 years for patents, 25 years for trademarks and trade names, and 7-15 years for customer relationships.

  •
  Preliminary identified intangible assets include customer relationships, intellectual property, trademarks and trade names.

  •
  Pension liabilities represent the estimated unrecognized pension obligation in accordance with SFAS No. 141.

  •
  Restructuring programs and other liabilities includes the estimated costs of restructuring programs for which a plan has been formulated relating to certain Dynamit Nobel operations.

  •
  Management believes that most of the estimated goodwill above is deductible for German tax purposes over a period of 15 years.

  •
  Liabilities assumed were as follows:

Fair value of assets acquired	$3,034.5
Cash purchase price	2,035.5

$999.0

        Effective with the Dynamit Nobel Acquisition, KKR and DLJMB have agreed to provide the Company with consulting and management advisory services for an annual fee of $2.0 million, which amount will be increased by 5% each year.

        On September 2, 2004 the Company completed the acquisition of the Pigments and Dispersions business of Johnson Matthey Plc. for approximately $50.0 million, subject to post-closing adjustments. The acquisition expands the Company's global iron oxide pigments' business specifically within transparent iron oxide pigments and dispersions, color concentrates and complex inorganic color pigments for the surface and wood coatings, plastics, building materials and printing inks markets. The Company utilized the remaining undrawn funds from the term loan portion of its senior credit facilities to finance this transaction. This acquisition is accounted for using the purchase method of accounting in 2004.

        During September and the fourth quarter of 2004, certain members of the Company's management purchased 13,950 shares of common stock for proceeds of $7.0 million. In connection with the purchase of these shares, pursuant to the Plan, such members of the Company's management were granted stock options to purchase 61,120 shares of common stock.

        On October 8, 2004, the Company amended its new senior secured credit facilities to borrow an additional $160.0 million of tranche B term loans and, €52.7 million (or $65.5 million) of tranche C term loans (or $225.5 million in the aggregate) and used the proceeds to repay a portion (€105.9 million and $89.9 million or $221.4 million in the aggregate) of the borrowings under the new senior subordinated loan facility and to pay related fees of $2.3 million. The Company wrote off $3.8 million of deferred financing costs in connection with the repayment under this amendment.

        On November 10, 2004, the Company repaid the senior subordinated loan facility by completing the sale of €375.0 million aggregate principal amount of 7.625% senior subordinated notes and $200.0 million aggregate principal amount of 7.500% senior subordinated notes, both due in 2014. The notes are pari passu to existing and future senior subordinated indebtedness, including the 2011 Notes and junior to all of the Company's existing and future senior indebtedness. The notes are guaranteed on a senior subordinated unsecured basis by certain of the Company's domestic subsidiaries. Proceeds aggregating $665.8 million from the sale of the notes were used to repay $260.1 million and €313.2 million, representing the remaining outstanding borrowings under the Company's senior subordinated loan facility, plus accrued interest thereon, pay related fees and expenses of approximately $11.1 million and for general corporate purposes.

        Also, in connection with this transaction, the Company entered into cross currency interest rate swaps with a five year term and a notional amount of €155.6 million that effectively convert the U.S. dollar fixed rate debt in respect of the dollar notes sold into euro fixed rate debt. The Company has designated this contract as a hedge of the foreign currency exposure of its net investment in its euro denominated operations.

        On December 10, 2004, the Company entered into the second amendment to the senior secured credit agreement to borrow $1,145.0 million of tranche D term loans and used the proceeds to repay in full the tranche B term loans. The Company effectively reduced the interest rate on the tranche B term loans by 25 basis points by refinancing the tranche B term loans with new tranche D term loans and did not incur any additional borrowings under this second amendment.

        On December 31, 2004, the Company completed the merger of the three business lines of its Custom Synthesis segment (Dynamit Nobel Special Chemistry, Finorga S.A. and Rohner AG) with Groupe Novasep SAS, or Groupe Novasep, to form a new standalone company within Rockwood. Groupe Novasep specializes in innovative production of active pharmaceutical ingredients, or API, from biotechnological or chemical processes and focuses on finding purification solutions by the research and development of new purification processes. As a result of the merger, the Company acquired approximately 79% of the stock of Groupe Novasep, of which approximately 67% had been held by outside investors and 10% had been held by Groupe Novasep management, for €50.4 million in cash (or $68.5 million based on the December 31, 2004 exchange rate of €1.00 = $1.3593), and the Groupe Novasep management contributed the remaining 23% of the stock of Groupe Novasep to the Company in exchange for shares in the new company. The Company also assumed approximately €38.6 million (or $52.5 million) of debt and approximately €10.0 million (or $13.6 million) in cash. The Company used cash on hand to finance this transaction.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions, except per share amounts)
(Unaudited)

	Nine Months Ended September 30,
	2004	2003
Net sales	$1,027.9	$592.7
Cost of products sold	756.3	431.7

Gross profit	271.6	161.0
Selling, general and administrative expenses	177.2	89.0
Restructuring charge, net	0.1	1.3

Operating income	94.3	70.7

Other income (expenses):
Interest, net	(100.0)	(81.3)
Refinancing expenses	(2.8)	(36.9)
Foreign exchange (loss) gain, net	(35.3)	(19.1)
Other, net	(4.0)	—

Net	(142.1)	(137.3)

Loss before taxes	(47.8)	(66.6)
Income tax benefit	(1.6)	(9.8)

Net loss	(46.2)	(56.8)

Redeemable convertible preferred stock dividends	(4.7)	(0.7)
Accretion of redeemable convertible preferred stock to redemption value	—	(3.4)

Net loss applicable to common shareholders	$(50.9)	$(60.9)

Per share data:
Weighted average number of basic and diluted shares outstanding	800,406	607,949

Basic and diluted loss per common share	$(63.59)	$(100.17)

See accompanying notes to condensed consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except per share amounts)
(Unaudited)

	September 30, 2004	December 31, 2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$183.3	$41.9
Accounts receivable, net	431.1	138.3
Inventories	410.7	87.8
Deferred income taxes	19.9	2.8
Prepaid expenses and other current assets	48.0	12.5

Total current assets	1,093.0	283.3
PROPERTY, PLANT AND EQUIPMENT, net	1,413.7	418.6
GOODWILL	1,629.1	683.9
OTHER INTANGIBLE ASSETS, net	572.7	25.7
DEFERRED DEBT ISSUANCE COSTS	91.4	28.0
DEFERRED INCOME TAXES	29.0	13.8
OTHER ASSETS	73.8	7.4

TOTAL ASSETS	$4,902.7	$1,460.7

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$210.9	$98.6
Income taxes payable	25.5	13.8
Accrued expenses and other current liabilities	384.0	51.2
Long-term debt, current portion	59.5	9.1

Total current liabilities	679.9	172.7
LONG-TERM DEBT	3,125.5	1,054.4
PENSION AND RELATED LIABILITIES	322.6	26.1
DEFERRED INCOME TAXES	33.9	—
OTHER LIABILITIES	122.4	51.3

Total liabilities	4,284.3	1,304.5
REDEEMABLE CONVERTIBLE PREFERRED STOCK ($.01 par value, $29.7 and $26.7 aggregate liquidation preference at September 30, 2004 and December 31, 2003, respectively; 50,000 shares authorized; 25,000 shares issued and outstanding)	33.1	30.1
STOCKHOLDERS' EQUITY:
Common stock ($.01 par value, 2,200,000 shares authorized, 1,463,743 shares issued and 1,460,993 shares outstanding at September 30, 2004; 1,000,000 authorized, 610,743 shares issued and 607,993 shares outstanding at December 31, 2003)	—	—
Paid-in capital	714.8	291.4
Accumulated other comprehensive income	166.1	84.4
Accumulated deficit	(293.5)	(247.3)
Treasury stock; at cost	(1.4)	(1.4)
Other	(0.7)	(1.0)

Total stockholders' equity	585.3	126.1

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,902.7	$1,460.7

See accompanying notes to condensed consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)
(Unaudited)

	For the Nine Months ended September 30,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(46.2)	$(56.8)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	60.4	37.6
Deferred financing costs amortization	4.5	5.2
Write-off of deferred debt issuance costs	1.8	36.9
Foreign exchange loss	23.5	19.1
Non-cash interest expense on PIK loans	24.5	17.1
Fair value adjustment of derivatives	(6.8)	2.7
Bad debt provision	1.2	0.2
Deferred income taxes	(12.6)	(15.3)
Changes in assets and liabilities, net of the effect of foreign currency translation and acquisitions:
Accounts receivable	(12.7)	(2.6)
Inventories, including fair value write-up charge	32.1	(2.0)
Prepaid expenses and other assets	5.3	(1.1)
Accounts payable	(13.7)	3.0
Income taxes payable	(1.5)	(3.3)
Accrued expenses and other liabilities	26.8	(4.3)
Other operating activities, net	(0.5)	4.4

Net cash provided by operating activities	86.1	40.8
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions, including transaction fees paid, net of cash acquired	(2,058.5)	(14.1)
Capital expenditures	(38.8)	(26.8)
Proceeds on sale of property, plant and equipment	0.8	0.2
Insurance proceeds from fire damage, net	—	3.3

Net cash used in investing activities	(2,096.5)	(37.4)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock	426.5	0.1
Issuance of redeemable convertible preferred stock	—	25.0
Stock issuance costs	—	(0.5)
Payments on long-term debt	(583.3)	(897.6)
Proceeds from long-term debt, net of issuance costs paid	2,307.1	871.0

Net cash provided by (used in) financing activities	2,150.3	(2.0)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	1.5	4.5

NET INCREASE IN CASH AND CASH EQUIVALENTS	141.4	5.9
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	41.9	45.7

CASH AND CASH EQUIVALENTS, END OF PERIOD	$183.3	$51.6

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid, net	$89.3	$56.5
Income taxes paid, net of refunds	$12.4	$9.0

See accompanying notes to condensed consolidated financial statements.

ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.     DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        Business Description, Background—Rockwood Holdings, Inc. and Subsidiaries ("Rockwood" or the "Company") is a global developer, manufacturer and marketer of high value-added specialty chemicals and advanced materials used for industrial and commercial purposes.

        The Company is controlled by Kohlberg Kravis Roberts & Co. L.P. ("KKR"), and was formed in connection with an acquisition of certain assets, stock and businesses from Laporte plc on November 20, 2000. The cost of the acquisition (the "KKR Acquisition"), along with related fees and expenses totaling $8.9 million, was financed using aggregate proceeds of $1,227.0 million, consisting of a $282.0 million equity contribution by entities controlled by KKR, $100.0 million in borrowings under a payment-in-kind ("PIK") subordinated loan facility ("PIK Notes") and $845.0 million of borrowings under senior secured credit facilities and a senior subordinated loan facility. These borrowings were refinanced in July 2003 (the "July 2003 Refinancing").

        On July 31, 2004, the Company completed the acquisition of four businesses of Dynamit Nobel from mg technologies ag. The businesses acquired are focused on highly specialized markets and consist of: white pigments; surface treatment and lithium chemicals; ceramics; and pharmaceutical intermediates. The cost of the acquisition (the "Dynamit Nobel Acquisition"), along with related fees and expenses, as well as the repayment of the borrowings under the Company's then existing senior secured facilities (the "2003 Senior Secured Credit Facilities") and $20.0 million of the PIK notes, was financed using new equity contributions from affiliates of KKR and affiliates of DLJ Merchant Banking Partners III, L.P. ("DLJMB"), and borrowings under the new senior secured credit facilities (the "Senior Secured Credit Facilities") and the new senior subordinated loan facility (the "Senior Subordinated Loan Facility") (collectively, the "Acquisition Financing") from certain lending institutions including Credit Suisse First Boston, an affiliate of DLJMB. Certain components of these borrowings were refinanced subsequently (the "Refinancing"). See Note 2—Acquisitions, Note 8—Long Term Debt and Note 16—Subsequent Events for a more complete description of the Dynamit Nobel Acquisition, the Acquisition Financing and the Refinancing.

        Since the KKR Acquisition, KKR has provided consulting and management advisory services to Rockwood for an annual fee of $0.6 million. Effective with the Dynamit Nobel Acquisition, KKR and DLJMB have agreed to provide the Company with consulting and management advisory services for an annual fee of $2.0 million, which amount will be increased by 5% each year.

        Basis of Presentation—The accompanying condensed consolidated balance sheets and the related condensed consolidated statements of operations and cash flows of Rockwood are presented on a consolidated basis. All significant intercompany accounts and transactions have been eliminated.

        The interim financial statements included herein are unaudited. The condensed consolidated financial statements are presented based upon accounting principles generally accepted in the United States of America ("US GAAP"), except that certain information and footnote disclosures, normally included in financial statements prepared in accordance with US GAAP, have been condensed or omitted. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto contained in the Company's annual financial statements for the year ended December 31, 2003. In the opinion of management, this information contains all adjustments, consisting of normal recurring accruals, along with the adjustments related to the Dynamit Nobel Acquisition, necessary for a fair presentation of the results for the periods presented.

        The results of operations and cash flows since July 31, 2004 of the businesses acquired in the Dynamit Nobel Acquisition are included in the condensed consolidated financial statements for the nine-month period ended September 30, 2004 along with the financial position of such operations as of September 30, 2004. See Note 2—Acquisitions. The accompanying condensed consolidated financial statements should be read in conjunction with: 1) the audited combined financial statements of Dynamit Nobel as of and for the years ended September 30, 2001 and 2002, the three months ended December 31, 2002 and for the year ended December 31, 2003 and the notes thereto; and 2) the unaudited condensed combined financial statements of Dynamit Nobel as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 and the notes thereto, as contained elsewhere in this prospectus.

        The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year.

        Nature of Operations/Segment Reporting—The Company is a global developer, manufacturer and marketer of high value-added specialty chemicals and advanced materials. The Company operates in various business lines within its seven reportable segments consisting of: (1) Performance Additives, which includes iron oxide pigments, timber treatment chemicals, clay-based additives, and water treatment chemicals, (2) Specialty Compounds, which consists of plastic compounds, (3) Electronics, which consists of electronic chemicals, wafer reclaim and photomasks, (4) Specialty Chemicals, which includes lithium compounds and chemicals, metal surface treatment chemicals, and synthetic metal sulfides, (5) Titanium Dioxide Pigments, which consists of titanium dioxide pigments, and zinc- and barium-based compounds, (6) Advanced Ceramics, which includes ceramic-on-ceramic ball head and linear components used in hip-joint prostheses systems, ceramics cutting tools and a range of other ceramic components, and (7) Custom Synthesis, which includes hazardous chemistry and chiral technologies for the synthesis of pharmaceutical compounds.

        The basis for determining an enterprise's operating segments is the manner in which financial information is used internally by the enterprise's chief operating decision maker and other key decision makers. See Note 3—Segment Information for further segment reporting information.

        Use of Estimates—The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported.

        These estimates include assessing the collectibility of accounts receivable, the use and recoverability of inventory, the valuation of deferred tax assets, impairment of goodwill as well as property, plant and equipment and other intangible assets, and the useful lives of tangible and intangible assets, among others. Actual results could differ from those estimates.

        Such estimates also include the fair value of assets acquired and liabilities assumed allocated to the purchase price of business combinations consummated. See Note 2—Acquisitions.

        Major Customers and Concentration of Credit—The Company has a number of major end-user, retail and original equipment manufacture customers in Europe, North America and Asia. No single customer accounted for more than 10% of net sales during any of the periods presented. The Company does not believe a material part of its business is dependent upon any single customer, the loss of which would have a material long-term impact on the business of the Company. However, the loss of one or more of the Company's largest customers would most likely have a negative short-term impact on the Company's results of operations. Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and derivative contracts. See Note 8—Long-Term Debt.

        Accounts Receivable—The allowance for doubtful accounts is estimated at each reporting date based on factors such as receivable age, customer liquidity status and previous write-off history. The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowance is maintained for aggregate expected credit losses. Write-offs are charged to the allowance when taken, net of recoveries.

        Risks Associated with International Operations and Currency Risk—The Company's international operations are subject to risks normally associated with foreign operations, including, but not limited to, the disruption of markets, changes in export or import laws, restrictions on currency exchanges and the modification or introduction of other governmental policies with potentially adverse effects. A majority of the Company's sales and expenses are denominated in currencies other than U.S. dollars. Changes in exchange rates may have a material effect on the Company's reported results of operations and financial position. In addition, a significant portion of the Company's indebtedness is denominated in Euros.

        Revenue Recognition—The Company recognizes revenue when the earnings process is complete. Product sales are recognized when products are shipped to the customer in accordance with the terms of the contract of sale, title and risk of loss have been transferred, collectibility is reasonably assured, and pricing is fixed or determinable. Accruals are made for sales returns and other allowances based on the Company's experience. Revenue under service agreements is realized when the service is performed.

        Foreign Currency Translation—The functional currency of each of the Company's foreign subsidiaries is primarily the respective local currency. Balance sheet accounts of the foreign operations are translated into U.S. dollars at period-end exchange rates and income and expense accounts are translated at average exchange rates during the period. Translation gains and losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive income. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency), other than certain intercompany transactions that are of a long-term investment nature, are included in the consolidated statements of operations.

        Research and Development—Research and development costs are charged to expense, as incurred. Such costs were $12.3 million for the nine months ended September 30, 2004, and $6.6 million for the nine months ended September 30, 2003.

        Accounting for Shipping and Handling Costs—The Company records shipping and handling costs in cost of sales and records shipping and handling costs billed to customers in net sales in accordance with the Emerging Issues Task Force's ("EITF") guidance (EITF 00-10: Classification of Shipping and Handling Costs).

        Cash and Cash Equivalents—All highly liquid instruments and money market funds with an original maturity of three months or less are considered to be cash equivalents. The carrying amount approximates fair value because of the short maturities of these instruments.

        Inventories—Inventories are stated at the lower of cost or market. Cost is determined primarily on average cost or the first-in, first-out method. Inventory quantities on hand are regularly reviewed, and where necessary, provisions for excess and obsolete inventory are recorded based primarily on either the Company's estimated forecast of product demand and production requirements or historical usage. See Note 4—Inventories.

        Property, Plant and Equipment—Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the various asset classes. Estimated lives range from 20-30 years for buildings and improvements (including land improvements), 7-12 years for machinery and equipment, 3-5 years for furniture and fixtures and 14-50 years for mining rights. See Note 5—Property, Plant and Equipment.

        The estimated useful lives of leasehold improvements are the lesser of the estimated life of the improvement or the term of the lease.

        Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to current operations as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is reflected in the statement of operations.

        Deferred Debt Issuance Costs—Costs related to the July 2003 Refinancing and the Acquisition Financing have been capitalized and are being amortized using the effective interest rate method over the term of the debt outstanding. This amortization is reflected in interest expense. See Note 8—Long-Term Debt.

        Goodwill—Goodwill is tested for impairment, at least annually. See Note 6—Goodwill for detail of goodwill accounting by segment.

        Other Intangible Assets—Other intangible assets consists of patents, trade names and trademarks, customer relationships and other intangible assets. Patents are recorded at their estimated fair values at the time of acquisition and are being amortized over their estimated remaining useful lives, ranging from 4 to 20 years. Trade names and trademarks are being amortized over 25 years, and customer relationships are amortized from 7 to 15 years. See Note 7—Other Intangible Assets.

        Impairment Accounting—The recoverability of long-lived tangible and intangible assets is reviewed when events or changes in circumstances occur indicating the carrying value of the assets may not be recoverable. The measurement of possible impairment is based upon the ability to recover the carrying value of the asset through the expected future undiscounted cash flows from the use of the asset and its eventual disposition. An impairment loss, equal to the difference between the asset's fair value and its carrying value, is recognized when the estimated future undiscounted cash flows are less than its carrying amount.

        Financial Instruments—Management believes the carrying amount of financial instruments, including accounts receivable, accounts payable and debt, approximates fair value, except as described in Note 8—Long-Term Debt.

        Derivatives—The Company accounts for derivatives based on Statement of Financial Accounting Standard ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. SFAS 133 requires that all derivatives be recognized as either assets or liabilities at fair value. Changes in the fair value of derivatives not designated as hedging instruments are recognized currently in earnings. The Company uses derivative instruments to manage its exposure to market risks associated with fluctuations in interest rates and foreign currency exchange rates. The Company does not enter into derivative contracts for trading purposes nor does it use leveraged or complex instruments.

        Accretion on Senior Discount Notes—The Company's senior discount notes (see Note 8—Long-Term Debt) accrete principal value for a portion of their term. The Company records such accretion as interest expense for financial reporting purposes.

        Pension, Postemployment and Postretirement Costs—Defined benefit costs and liabilities have been determined in accordance with SFAS 87, Employers' Accounting for Pensions. Other postretirement benefit costs and liabilities have been determined in accordance with SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. Postemployment benefit costs and liabilities have been determined in accordance with SFAS 112, Employers' Accounting for Postemployment Benefits.

        Income Taxes—The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. See Note 9—Taxes.

        The Company records a valuation allowance to reduce deferred tax assets when management believes it is more likely than not that the related tax benefits will not be realized.

        Comprehensive Income—Comprehensive income includes unrealized gains and losses from foreign currency translation and from certain intercompany transactions that are of a long-term investment nature as well as minimum pension liability adjustments that are recorded directly into a separate section of stockholders' equity in the balance sheets. These items are referred to as other comprehensive income items. Comprehensive income includes net income and the other comprehensive income components which primarily represent adjustments for foreign currency translation and intercompany foreign currency transactions. Foreign currency translation amounts are not adjusted for income taxes since they relate to indefinite length investments in non-U.S. subsidiaries.

	Nine months ended September 30,
	2004	2003
Net loss	$(46.2)	$(56.8)
Other comprehensive income	81.9	39.7

Total comprehensive income (loss)	$35.7	$(17.1)

        Accounting for Environmental Liabilities—In the ordinary course of business, Rockwood is subject to extensive and changing federal, state, local and foreign environmental laws and regulations, and has made provisions for the estimated financial impact of environmental cleanup related costs. Rockwood's policy has been to accrue costs of a non-capital nature related to environmental clean-up when those costs are believed to be probable and can be reasonably estimated. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized and expenditures related to existing conditions resulting from past or present operations and from which no current or future benefit is discernible are immediately expensed. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation and the length of time involved in remediation or settlement. In some matters, Rockwood could share costs with other parties. Rockwood does not include anticipated recoveries from insurance carriers or other third parties in its accruals for environmental liabilities.

        Recent Accounting Pronouncements—On July 31, 2004 the Company implemented the SFAS and the FASB interpretation ("FIN") listed below. Implementation of these accounting standards has had no significant impact on the Company's financial position, results of operations, or cash flows. The Company implemented these as a result of the completion of the Dynamit Nobel Acquisition on that same date; the Company did not previously implement these because they were not applicable prior to the Dynamit Nobel Acquisition.

SFAS 150	Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity
FIN 46R	Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51 (revised)

        SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. These instruments are reported as a liability and accounted for at their fair value. Stock options and convertible bonds issued as remuneration are exempted from this standard. SFAS 150 is applicable to financial instruments issued or modified after May 31, 2003. The valuation rules pertaining to certain financial instruments are not applicable until further notice owing to FASB Staff Position No. 150-3 Effective Date Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interest under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

        FIN 46R provides guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable-interest entity") and how to determine when an entity is the primary beneficiary and required to consolidate a variable interest entity.

        In addition, the following accounting standards applicable to the Company have been issued subsequent to September 30, 2004. The adoption of these standards will not have a significant impact on the Company's financial position, results of operations, or cash flows, although the Company is still in the process of evaluating the potential impact, if any, of SFAS 123R.

SFAS 151	Inventory Costs
SFAS 153	Exchanges of Nonmonetary Assets
SFAS 123R	Share-Based Payment

        SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This standard requires such items be recognized as current-period charges and is effective for costs incurred during fiscal years beginning after June 15, 2005.

        SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This standard is effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005.

        SFAS 123R revises SFAS 123 Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance.

        In May 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") 106-2 Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. This guidance supersedes FSP 106-1 issued in January 2004 and clarifies the accounting and disclosure requirements for employers with postretirement benefit plans that have been or will be affected by the passage of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Act"). The Act introduces two new features to Medicare that an employer needs to consider in measuring its obligation and net periodic postretirement benefit costs. The effective date for the new requirements is the first interim or annual period beginning after June 15, 2004. The adoption of FSP 106-2 did not have a material impact on the Company.

        Redeemable convertible preferred stock—During 2003 the Company issued redeemable convertible preferred stock to an affiliate of KKR who controls a majority of directors of the Company. As the redemption of the redeemable convertible preferred stock is not mandatory and is not solely in the control of the Company, the redeemable convertible preferred stock is classified outside equity. See Note 13—Redeemable Convertible Preferred Stock.

        Stock-Based Compensation—At September 30, 2004, the Company had in place the Amended and Restated 2003 Stock Purchase and Option Plan (the "Plan"). The Company accounts for the Plan under the recognition and measurement principles of APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation is reflected in net loss related to this Plan, as all options granted had an exercise price at least equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Nine months ended September 30,
	2004	2003
Net loss, as reported	$(46.2)	$(56.8)
Stock-based employee compensation expense determined under fair value based method, net of tax	(0.3)	(0.4)

Pro forma net loss	(46.5)	(57.2)

Redeemable convertible preferred stock dividends	(4.7)	(0.7)
Accretion of redeemable convertible preferred stock to redemption value	—	(3.4)

Pro forma net loss applicable to common shareholders	$(51.2)	$(61.3)

Basic and diluted loss per common share, as reported	$(63.59)	$(100.17)

Pro forma basic and diluted loss per common share	$(63.97)	$(100.83)

        The Company accounts for earnings (loss) per share under the provision of SFAS No. 128 Earnings per Share and Emerging Issues Task Force ("EITF") 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128. Basic earnings (loss) per common share was calculated by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if Rockwood's securities or other contracts to issue common stock were exercised, converted into or resulted in the issuance of common stock. The effect of common stock issuable under the assumed exercise of stock options and warrants, computed on the treasury stock method, and the assumed conversion of the Company's issued and outstanding redeemable convertible preferred stock have been excluded from the diluted earnings per share calculation for all periods presented since the effect of such securities is anti-dilutive. The valuation method that the Company will utilize under SFAS 123R may not be the same as the method utilized historically.

2.     ACQUISITIONS:

Dynamit Nobel

        On July 31, 2004, the Company consummated the Dynamit Nobel Acquisition. The Company paid approximately €1,635.0 million (or $1,968.5 million) (excluding repayment of certain assumed debt) in cash to mg technologies ag for the businesses acquired, subject to possible post-closing adjustments. The four divisions of Dynamit Nobel acquired by Rockwood are (i) Chemetall, or Specialty Chemicals; (ii) Sachtleben Chemie, or Titanium Dioxide Pigments; (iii) CeramTec, or Advanced Ceramics and (iv) DNES Custom Synthesis (consisting of Dynamit Nobel Special Chemistry, Finorga, S.A. and Rohner A.G.), or Custom Synthesis. Through this acquisition, the Company believes it has created a portfolio of distinct specialty chemicals and advanced performance materials businesses, with diversified geographic and end-use markets, strong market positions and margins, and limited exposure to individual raw material fluctuations.

        Approximate sources and uses of the funds relating to the Dynamit Nobel Acquisition and the related Acquisition Financing are shown on the table below. Information presented in the following table has been calculated using the U.S. dollars per euro exchange rate at July 31, 2004.

(millions)
Sources
New senior secured credit facilities(a) (€389.7 and $985.0)	$1,454.2
New senior subordinated loan facility(a) (€419.1 and $350.0)	854.5
Equity contribution(b)	425.0

Total sources	$2,733.7

Uses
Cash purchase price(c)	$1,968.5
Repayment of old senior credit facilities	442.2
Repayment of portion of PIK loans	20.0
Repayment of assumed debt(d)	129.0
Cash settlement of derivative transactions	20.0
Estimated fees and expenses	140.0
Cash on hand	14.0

Total uses	$2,733.7

  (a)
  See Note 8—Long-Term Debt for more detailed information concerning the Company's debt facilities.

  (b)
  Represents an equity contribution to the Company of $425.0 million from affiliates of KKR and DLJMB.

  (c)
  The cash purchase price (which does not include the assumed debt described in note (d) below) is subject to possible post-closing adjustments, including adjustments related to Closing Net Financial Debt and Closing Working Capital (as each term is defined in the Sale and Purchase Agreement dated April 19, 2004). This amount includes $16.0 million of transaction fees that were unpaid as of September 30, 2004.

  (d)
  Represents assumed debt which the Company repaid at or shortly after the closing of the Dynamit Nobel Acquisition and expect to repay in the future. In addition, the Company assumed €154.6 million (or $186.1 million), which remains outstanding under existing arrangements. See Note 8—Long-Term Debt.

        The Dynamit Nobel Acquisition is accounted for using the purchase method of accounting as required by SFAS No. 141, Business Combinations ("SFAS 141"). Accordingly, the Company is in the process of determining the estimated fair value of the assets acquired and liabilities assumed. The excess of the purchase price over the fair value of Dynamit Nobel's identifiable assets acquired and liabilities assumed has been recorded as goodwill. The condensed consolidated statement of operations for the nine months ended September 30, 2004 reflects the results of Dynamit Nobel since July 31, 2004. See Note 6—Goodwill and Note 7—Other Intangible Assets.

        As of the date of this report, the Company has not finalized the purchase accounting for the Dynamit Nobel Acquisition including the completion of the valuation studies estimating the fair values of certain assets acquired and liabilities assumed and identification of the adjustments, if any, necessary to conform Dynamit Nobel's historical accounting policies to Rockwood's. The Company has allocated the total estimated purchase price, calculated as described below, to the assets acquired and liabilities assumed of Dynamit Nobel based on preliminary estimates of their fair values. Independent valuation specialists are assisting the Company in determining the fair value of a significant portion of these assets, including property, plant and equipment and identifiable intangible assets. Therefore, the allocation of the purchase price is preliminary and the final allocation may differ from that reflected herein.

        Estimated fair value of assets acquired and liabilities assumed has been allocated to the estimated purchase price as of July 31, 2004 as follows:

	(millions)
Estimated purchase price (including fees and expenses)		$2,035.5
Net assets acquired	$1,059.2
Adjustments to net assets acquired:
Existing goodwill	(401.1)
Existing intangibles	(19.2)
Deferred tax asset	(442.0)
Deferred tax liability—current	0.8
Deferred tax liability—non-current	89.6
Liabilities to related parties	308.4

Adjusted net assets acquired		595.7

Estimated purchase price in excess of net assets acquired		1,439.8
Estimated fair value in excess of book value of assets acquired and liabilities assumed
Inventory	$49.7
Property, plant and equipment	22.9
Intangible assets identified	539.7
Pension liabilities	(28.5)
Deferred tax liability, net	(16.6)
Restructuring programs and other liabilities	(39.9)

Total fair value in excess of book value of identifiable net assets acquired		527.3

Estimated goodwill		$912.5

  •
  The estimated fair value of finished goods and work in process inventories, which were stepped up to selling price less direct selling cost, was partially recognized in cost of goods sold during the third quarter of 2004 for the portion of acquired inventory sold during the third quarter; the balance will be recognized during the fourth quarter of 2004.

  •
  The fair value of property, plant and equipment and identified intangibles other than goodwill will be amortized over their estimated useful lives. Estimated lives for property, plant and equipment range from 20-30 years for buildings and improvements (including land improvements), 7-12 years for machinery and equipment, 3-5 years for furniture and fixtures and 14-50 years for mining rights. Estimated useful lives for intangible assets identified are: 4-20 years for patents, 25 years for trademarks and trade names, and 7-15 years for customer relationships.

  •
  Preliminary identified intangible assets include customer relationships, intellectual property, trademarks and trade names.

  •
  Pension liabilities represent the estimated unrecognized pension obligation in accordance with SFAS No. 141.

  •
  Restructuring programs and other liabilities includes the estimated costs of restructuring programs for which a plan has been formulated relating to certain Dynamit Nobel operations.

  •
  Management believes that most of the estimated goodwill above is deductible for German tax purposes over a period of 15 years.

  •
  Liabilities assumed were as follows:

Fair value of assets acquired	$3,034.5
Cash purchase price	2,035.5

$999.0

        The following unaudited pro forma financial information has been prepared as if the Dynamit Nobel Acquisition had occurred at the beginning of each period presented. The pro forma amounts include certain adjustments to historical results of operations including depreciation and amortization expense (based upon the estimated fair values and useful lives of stepped-up values of inventory, property, plant and equipment and intangible assets other than goodwill, as determined by preliminary appraisal), an increase in interest expense resulting from the Acquisition Financing, plus the amortization of new deferred financing costs and reduction of amortization of deferred financing costs for long-term debt subsequently repaid.

        Such pro forma information does not purport to be indicative of the results of operations that would have been achieved had the transactions for which we are giving pro forma effect actually occurred on the date referred to above or the results of operations that may be expected in the future.

	Nine months ended September 30
	2004	2003
	(millions)
Net sales	$2,058.2	$1,781.2
Net loss	$(14.0)	$(56.1)

Johnson Matthey Pigments and Dispersions Business

        On September 2, 2004 the Company completed the acquisition of the Pigments and Dispersions business of Johnson Matthey Plc. for approximately $50.0 million, subject to post-closing adjustments. The acquisition expands the Company's global iron oxide pigments' business specifically within transparent iron oxide pigments and dispersions, color concentrates and complex inorganic color pigments for the surface and wood coatings, plastics, building materials and printing inks markets. The Company utilized the remaining undrawn funds from the term loan portion of its senior credit facilities to finance this transaction (see Note 8—Long-Term Debt). This acquisition is accounted for using the purchase method of accounting. This acquisition is not significant on a pro forma basis and therefore, pro forma information is not provided.

3.     SEGMENT INFORMATION:

        Rockwood operates in seven reportable segments according to the nature and economic characteristics of its products and services as well as the manner in which the information is used internally by the Company's key decision makers. The seven segments are: (1) Performance Additives; (2) Specialty Compounds; (3) Electronics; (4) Specialty Chemicals; (5) Titanium Dioxide Pigments; (6) Advanced Ceramics; and (7) Custom Synthesis.

        Summarized financial information for each of the reportable segments is provided in the following table.

	Performance Additives	Specialty Compounds	Electronics	Specialty Chemicals	Titanium Dioxide Pigments	Advanced Ceramics	Custom Synthesis	Corporate and Eliminations	Consolidated
	(millions)
Nine months ended September 30, 2004
Net sales	$470.5	$152.5	$124.8	$116.6	$68.9	$56.6	$38.0	$—	$1,027.9
Operating income (loss)	91.2	18.2	6.1	0.7	6.3	(4.8)	(2.6)	(20.8)	94.3
Adjusted EBITDA	114.2	22.3	21.6	21.1	14.1	13.3	5.2	(17.5)	194.3
Nine months ended September 30, 2003
Net sales	$352.0	$135.4	$105.3	$—	$—	$—	$—	$—	$592.7
Operating income (loss)	62.0	14.3	7.6	—	—	—	—	(13.2)	70.7
Adjusted EBITDA	81.9	18.7	17.9	—	—	—	—	(10.5)	108.0
	Performance Additives	Specialty Compounds	Electronics	Specialty Chemicals	Titanium Dioxide Pigments	Advanced Ceramics	Custom Synthesis	Corporate and Eliminations	Consolidated
	(millions)
Identifiable assets as of:
September 30, 2004	$1,117.1	$272.9	$311.0	$1,400.5	$594.0	$679.8	$482.3	$45.1	$4,902.7
December 31, 2003	1,015.6	254.2	318.6	—	—	—	—	(127.7)	1,460.7

        The following table represents summarized geographic information with net sales based on location:

	Nine months ended September 30,
	2004	2003
	(millions)
Net sales:
United States	$544.0	$388.5
Rest of world, primarily Europe	483.9	204.2

	$1,027.9	$592.7

        As discussed in Note 2—Acquisitions the Company has not finalized the allocation of purchase price related to the Dynamit Nobel Acquisition.

        The summary of segment information above includes "Adjusted EBITDA", a financial measure used by senior management to evaluate the operating performance of each segment.

Components of Adjusted EBITDA

        The process of refocusing and restructuring the businesses acquired in the KKR Acquisition and establishing the post-acquisition corporate entity, along with the impact of the Dynamit Nobel Acquisition, resulted in a number of charges that have affected Rockwood's historical results. These charges, along with certain other items, are added to or subtracted from net loss to derive Adjusted EBITDA, as defined below. The more significant of these items include the following:

  •
  Restructuring and Related Charges.    Additional restructuring charges were recorded during the nine months ended September 30, 2004, respectively for miscellaneous restructuring activities.

  •
  Systems/Organization Establishment Expenses.    These expenses include costs that arose in connection with the KKR Acquisition and the resulting organization as a stand-alone company. In 2003, these expenses primarily relate to the amortization of sign-on compensation arrangements for key executives previously hired. For the nine months ended September 30, 2004, these expenses also include certain costs related to the integration of the business acquired in the Dynamit Nobel Acquisition, as well as professional fees incurred regarding systems and internal control documentation in connection with the Sarbanes-Oxley Act of 2002. These expenses are reflected in the "corporate and eliminations" column when Rockwood's results are presented on a segment basis.

  •
  Cancelled Acquisition and Disposal Costs.    Such costs were incurred in connection with non-consummated acquisitions and dispositions.

  •
  Stamp duty tax.    During the nine-months ended September 30, 2004, the Company paid a stamp duty tax on certain assets transferred in the United Kingdom in connection with the KKR Acquisition.

  •
  Business Interruption and Insurance Recovery.    Rockwood recorded gains in the nine-months ended September 30, 2003 for fire insurance settlements.

  •
  Inventory Write-Up Reversal.    Under SFAS 141, all inventories acquired in an acquisition must be revalued to "fair value." In connection with the Dynamit Nobel Acquisition, the Company allocated approximately $49.7 million of the total purchase price to inventory to reflect manufacturing profit in inventory at the date of the acquisition. This resulted in a consequential reduction in gross profit of $34.2 million in the three and nine-month periods ended September 30, 2004, as the inventory was sold in the normal course of business. Also included for the periods presented herein is the impact of inventory step-ups from certain acquisitions in the Performance Additives segment.

  •
  Write-off of deferred debt issuance costs.    In July 2003, the Company wrote off $36.9 million of deferred debt issuance costs related to previous long-term debt that was repaid as part of the July 2003 Refinancing. In December 2003, the Company incurred $1.4 million of expenses in connection with a further modification of the then senior credit agreement resulting in a 75 basis point interest rate reduction on $290.0 million of senior debt. In July 2004 the Company wrote off $2.8 million of deferred debt issuance costs related to previous long-term debt that was repaid as part of the Dynamit Nobel Acquisition.

  •
  Foreign exchange (loss)/gain.    The Company recorded foreign exchange (losses) and gains related to its long-term debt. These amounts reflect the non-cash translation impact on euro-denominated debt resulting from the strengthening or weakening of the euro against the U.S. dollar during the applicable periods. Foreign exchange (loss)/gain also includes losses on foreign currency derivative agreements that the Company entered into in connection with the Dynamit Nobel Acquisition.

        On a segment basis, the Company defines Adjusted EBITDA as operating income excluding depreciation and amortization, certain non-cash gains and charges, certain other special gains and charges defined by senior management to be non-recurring gains and charges and certain items deemed to have little or no bearing on the day-to-day operating performance of its business segments and reporting units. The adjustments made to operating income directly correlate with the adjustments to net income in calculating Adjusted EBITDA on a consolidated basis pursuant to the senior secured credit agreement. The indentures governing the 2011 notes and the 2014 notes exclude certain adjustments permitted under the senior secured credit agreement. Senior management uses Adjusted EBITDA on a segment basis as the primary measure to evaluate the ongoing performance of the Company's business segments and reporting units.

        The Company uses Adjusted EBITDA on a consolidated basis to assess its operating performance. In addition, management uses Adjusted EBITDA on a consolidated basis as the most significant criterion in the calculation of performance-based cash bonuses and the determination of whether certain performance-based stock options vest. Rockwood believes this financial measure on a consolidated basis is helpful in highlighting trends in its overall business because Adjusted EBITDA excludes those items that have little or no bearing on day-to-day operating performance.

        Because the Company views Adjusted EBITDA on both a segment basis and consolidated basis as an operating performance measure, the Company uses net income (loss) as the most comparable GAAP measure. The following table, which sets forth the applicable component of Adjusted EBITDA, presents a reconciliation of net income (loss) to Adjusted EBITDA on a GAAP basis:

	Performance Additives	Specialty Compounds	Electronics	Specialty Chemical	Titanium Dioxide Pigment	Advanced Ceramics	Custom Synthesis	Corporate and Elimination	Consolidated
	(millions)
Nine months ended September 30, 2004
Net income (loss)	$45.3	$12.9	$2.2	$(1.8)	$6.0	$(4.6)	$(3.7)	$(102.5)	$(46.2)
Income tax provision (benefit)	25.8	5.6	0.8	(0.1)	(0.8)	(1.1)	(0.9)	(30.9)	(1.6)
Interest, net	21.4	(0.3)	4.1	2.7	1.1	0.8	2.0	68.2	100.0
Depreciation and amortization	21.8	4.1	15.5	6.3	3.5	3.8	4.2	1.2	60.4
Restructuring and related charges	0.2	—	—	(0.1)	—	—	—	—	0.1
Systems/organization establishment expenses	—	—	—	—	—	—	—	2.5	2.5
Cancelled acquisition and disposal costs	—	—	—	—	—	—	—	0.1	0.1
Write-off of deferred debt issuance costs	—	—	—	—	—	—	—	2.8	2.8
Stamp duty tax	—	—	—	—	—	—	—	4.0	4.0
Inventory write-up reversal	0.5	—	—	12.7	4.3	14.4	2.8	—	34.7
Loss from disposed businesses	—	—	—	—	—	—	0.8	—	0.8
Foreign exchange loss (gain)	(0.8)	—	(1.0)	—	—	—	—	37.1	35.3
Other	—	—	—	1.4	—	—	—	—	1.4

Total Adjusted EBITDA	$114.2	$22.3	$21.6	$21.1	$14.1	$13.3	$5.2	$(17.5)	$194.3

Nine months ended September 30, 2003
Net income (loss)	$17.3	$10.2	$2.1	$—	$—	$—	$—	$(86.4)	$(56.8)
Income tax provision (benefit)	11.8	4.4	0.9	—	—	—	—	(26.9)	(9.8)
Interest, net	22.7	(0.2)	4.9	—	—	—	—	53.9	81.3
Depreciation and amortization	19.4	3.8	12.8	—	—	—	—	1.6	37.6
Restructuring and related charges	0.4	0.5	0.4	—	—	—	—	—	1.3
Systems/organization establishment expenses	—	—	—	—	—	—	—	1.1	1.1
Cancelled acquisition and disposal costs	—	—	1.5	—	—	—	—	0.2	1.7
Write-off of deferred debt issuance costs	—	—	—	—	—	—	—	36.9	36.9
Business interruption and insurance recovery	—	—	(4.5)	—	—	—	—	—	(4.5)
Inventory write-up reversal	0.1	—	—	—	—	—	—	—	0.1
Foreign exchange loss (gain)	(0.2)	—	(0.2)	—	—	—	—	19.5	19.1
Intercompany dividend	10.4	—	—	—	—	—	—	(10.4)	—

Total Adjusted EBITDA	$81.9	$18.7	$17.9	$—	$—	$—	$—	$(10.5)	$108.0

4.     INVENTORIES:

        Inventories are comprised of the following:

	September 30, 2004	December 31, 2003
	(millions)
Raw materials	$107.4	$26.8
Work-in-process	67.8	3.2
Finished goods	213.9	50.0
Packaging materials	21.6	7.8

	$410.7	$87.8

        The portion of this balance represented by assets of Dynamit Nobel is subject to change upon the finalization of purchase accounting. See Note 2—Acquisitions.

5.     PROPERTY, PLANT AND EQUIPMENT:

        Property, plant and equipment, net is comprised of the following:

	September 30, 2004	December 31, 2003
	(millions)
Land	$173.8	$2.8
Buildings and improvements, including land improvements	399.5	126.7
Machinery and equipment	820.4	374.4
Furniture and fixtures	36.7	21.1
Mining rights	89.8	—
Construction-in-progress	80.2	11.2

Property, plant and equipment, at cost	1,600.4	536.2
Less accumulated depreciation and amortization	(186.7)	(117.6)

Property, plant and equipment, net	$1,413.7	$418.6

        Depreciation expense was $48.9 million and $46.3 million for the nine months ended September 30, 2004 and year ended December 31, 2003, respectively.

        In addition, property, plant and equipment includes items recorded under capital leases by businesses included in the Dynamit Nobel Acquisition. As of December 31, 2003, the net book value of such property was $45.8 million, primarily representing buildings and improvements (including land improvements).

        The portion of this balance represented by assets of Dynamit Nobel is subject to change upon the finalization of purchase accounting. See Note 2—Acquisitions.

6.     GOODWILL:

        Below are goodwill balances and activity by segment:

	Performance Additives	Specialty Compounds	Electronics	Specialty Chemicals	Titanium Dioxide Pigments	Advanced Ceramics	Custom Synthesis	Total
	(millions)
Balance, December 31, 2003	$450.9	$110.3	$122.7	$—	$—	$—	$—	$683.9
Acquisitions	2.9	—	0.1	505.3	149.3	222.5	35.4	915.5
Foreign exchange	(0.1)	0.6	0.4	16.0	4.7	7.0	1.1	29.7

Balance, September 30, 2004	$453.7	$110.9	$123.2	$521.3	$154.0	$229.5	$36.5	$1,629.1

        The portion of this balance represented by assets of Dynamit Nobel is subject to change upon the finalization of purchase accounting. See Note 2—Acquisitions.

7.     OTHER INTANGIBLE ASSETS:

        Other intangible assets, net consist of:

	As of September 30, 2004			As of December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(millions)
Patents	$313.8	$(25.0)	$288.8	$41.4	$(17.6)	$23.8
Trade Names and Trademarks	93.1	(0.6)	92.5	—	—	—
Customer Relationships	192.4	(2.6)	189.8	—	—	—
Internally Developed Software	2.1	(1.3)	0.8	2.1	(0.9)	1.2
Other	1.4	(0.6)	0.8	0.9	(0.2)	0.7

Total	$602.8	$(30.1)	$572.7	$44.4	$(18.7)	$25.7

        Amortization of other intangible assets was $11.5 million and $6.1 million for the nine months ended September 30, 2004 and for the year ended December 31, 2003, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

Year ended	Amortization Expense
(millions)
2004	$22.9
2005	46.9
2006	46.9
2007	46.9
2008	45.5
2009	42.1

        The portion of this balance and the related 5-year amortization expense estimate represented by assets of Dynamit Nobel is subject to change upon the finalization of purchase accounting. See Note 2—Acquisitions.

8.     LONG-TERM DEBT:

        Long-term debt and loans payable are summarized as follows:

	September 30, 2004	December 31, 2003
	(millions)
Senior secured credit facilities:
Tranche A-1 term loans (€39.1 as of September 30, 2004)	$48.6	$—
Tranche A-2 term loans (€170.4 as of September 30, 2004)	211.6	—
Tranche B term loans	985.0	—
Tranche C term loans (€222.1 as of September 30, 2004)	275.9	—
2003 Senior secured credit facilities (€133.2 and $290.2 as of December 31, 2003) (repaid July 31, 2004):	—	458.0
Senior subordinated loan facility (€419.1 and $350.0 as of September 30, 2004)	870.5	—
2011 Notes	375.0	375.0
PIK Notes (€84.7 and $52.5 as of September 30, 2004)	157.7	156.9
Senior Discount Notes	80.6	73.6
Other term loan facilities (€82.2 as of September 30, 2004)	102.0	—
Capitalized leases (€33.4 as of September 30, 2004)	41.5	—
Preferred stock of subsidiary (£12.0 as of September 30, 2004)	21.7	—
Other (€12.0 as of September 30, 2004)	14.9	—

	3,185.0	1,063.5
Less current maturities	(59.5)	(9.1)

	$3,125.5	$1,054.4

Maturities of long-term debt are as follows for the below periods:
Three months ended December 31, 2004	$36.4
12 Months ended December 31:
2005	25.5
2006	43.8
2007	53.3
2008	54.5
2009	53.8
Thereafter	2,917.7

	$3,185.0

Senior Secured Credit Facilities

a)    Structure

        In connection with the Acquisition Financing, the Company entered into a new senior secured credit agreement on July 30, 2004. On October 8, 2004, the Company amended its new senior secured credit facilities to borrow an additional $160.0 million of tranche B term loans and, €52.7 million (or $65.5 million) of tranche C term loans (or $225.5 million in the aggregate) and used the proceeds to repay a portion (€105.9 million and $89.9 million or $221.4 million in the aggregate) of the borrowings under the new senior subordinated loan facility and to pay related fees of $2.3 million. The Company wrote off $3.8 million of deferred financing costs in connection with the repayment under this amendment.

        On December 10, 2004, the Company entered into the second amendment to the senior secured credit agreement to borrow $1,145.0 million of tranche D term loans and used the proceeds to repay in full the tranche B term loans. The Company effectively reduced the interest rate on the tranche B term loans by 25 basis points by refinancing the tranche B term loans with new tranche D term loans and did not incur any additional borrowings under this second amendment.

        The full amount of the tranche A-1 term loans, €128.5 million of the tranche A-2 term loans, $985.0 million of the tranche B term loans and €222.1 million of the tranche C term loans were drawn in a single drawing on the closing of the Dynamit Nobel Acquisition. The remaining €41.9 million of the tranche A-2 term loans were drawn in a single drawing on September 30, 2004 in connection with the acquisition of the Pigments and Dispersions business of Johnson Matthey Plc.

b)    Availability

        The senior secured credit facilities consist of the term loan tranches listed above as well as a senior secured revolving credit facility in an aggregate principal amount of $250.0 million made available in U.S. dollars, euros and/or pounds sterling. A portion of the revolving credit facility is available in the form of letters of credit and swingline loans. Under the terms of the amendment, the Company may, under certain circumstances and subject to receipt of additional commitments from existing lenders or other eligible institutions, request that the tranche B term loans and/or the revolving credit commitments be increased by an aggregate amount of up to $250 million. At September 30, 2004 the Company had no borrowings and $16.3 million of standby letters of credit outstanding under the revolving credit facility. See Note 16—Subsequent Events.

        Amounts borrowed under the term loan facilities that are repaid or prepaid may not be reborrowed.

c)    Interest and Fees

        The interest rates per year under the revolving credit facility and the tranche A-1, A-2 and B term loan facilities are, at the Company's option, Adjusted LIBOR plus 2.50% or, in the case of loans denominated in U.S. dollars, ABR plus 1.25%. ABR is the alternate base rate, which is the higher of Credit Suisse First Boston's prime rate and the federal funds effective rate plus 0.5%. The interest rate per year under the tranche C term loan facility is Adjusted LIBOR plus 3.00%. Adjusted LIBOR is the London inter-bank offered rate, adjusted for statutory reserves. In each case, the interest rates per year (other than under the tranche C term loan facility) are subject to step-downs determined by reference to a performance test.

        The Company may elect interest periods of one, two, three or six months (or in the case of revolving credit loans, nine or twelve months, to the extent available from all lenders under the revolving credit facility) for Adjusted LIBOR borrowings. Interest is payable quarterly in the case of ABR loans and at the end of each interest period and, in any event, at least every three months, in the case of Adjusted LIBOR borrowings.

        The senior secured credit facilities require payment of customary commitment, letter of credit and other fees.

d)    Guarantees; Security

        Obligations under the senior secured credit facilities are guaranteed by Rockwood Specialties International, Inc., Rockwood Specialties Group, Inc. and each of its existing and subsequently acquired or organized direct or indirect domestic subsidiaries, subject to certain exceptions, and are secured by first-priority security interest in: substantially all the tangible and intangible assets of the Company and its direct or indirect domestic subsidiaries, subject to exceptions; all the capital stock of or other equity interest in the Company and each of its direct or indirect domestic subsidiaries; a maximum of 65% of the capital stock of or other equity interests in each direct foreign subsidiary of either Rockwood Specialties Group, Inc. or of any domestic subsidiary of the Company.

e)    Maturity, Amortization and Prepayments

        The tranche A-1 and A-2 term loans will mature on July 31, 2011 and will amortize at escalating percentages on a semi-annual basis commencing on January 1, 2006. The tranche C term loans and tranche D term loans will mature on July 31, 2012 and will amortize on a semi-annual basis commencing on January 1, 2006, with each repayment amount prior to maturity to be equal to 0.5% of the principal amount of tranche C term loans and tranche D term loans, respectively. The revolving credit facility will mature on July 31, 2010. The new tranche D term loans have a one-year prepayment fee equal to 1.0% of the aggregate principal amount of such prepayment.

        In addition, the Company is required to make the following mandatory prepayments of the term loans under the senior secured credit facilities, in each case subject to certain exceptions, with:

  •
  100% of the net cash proceeds of all sales or other dispositions by the Company or any of its restricted subsidiaries under the senior secured credit facilities of assets other than net cash proceeds (a) from the sale or other disposition of assets in the ordinary course of business, (b) of certain disposals permitted under the senior secured credit agreement (including the proceeds of sales or transfers of accounts receivable (including pursuant to a securitization) in the amount of up to $200.0 million at any time) or (c) that are reinvested in the Company and its restricted subsidiaries within twelve months of the sale or other disposition (subject to extension in certain circumstances).

  •
  100% of the net cash proceeds of issuances of certain debt obligations.

  •
  50% of excess cash flows, as defined, in respect of any fiscal year at the end of which the consolidated total debt to consolidated EBITDA ratio, as defined, is equal to or greater than 3.50 to 1.0, reduced by any amounts reinvested during the first six months of the year and voluntary prepayments.

f)    Financial Covenants

        The new senior secured credit facilities contain the following financial covenants:

  •
  a consolidated total net debt to consolidated Adjusted EBITDA test;

  •
  a consolidated Adjusted EBITDA to consolidated cash interest expense test; and

  •
  limitations on capital expenditures.

        For purposes of calculating compliance with the financial covenants as of any date, foreign currency denominated indebtedness will be converted to U.S. dollars based on average exchange rates for the twelve-month period ending on such date.

        Senior subordinated loan facility—The senior subordinated loan facility had an initial interest rate equal to the greater of 9.0% and EURIBOR + 7% (in the case of euro borrowings) or LIBOR + 8% (in the case of dollar borrowings) annually with a 75 basis point increase every six months for the first 18 months. If the senior subordinated loan facility is not refinanced within 18 months, the interest rate would be 14.5%. During the fourth quarter of 2004, the senior subordinated loan facility was fully repaid. See Note 16—Subsequent Events.

        2011 Notes—In connection with the July 2003 Refinancing, our subsidiary, Rockwood Specialties Group, Inc. issued $375.0 million principal amount of 10 5/8% senior subordinated notes due 2011 ("2011 Notes"). Certain of the Company's domestic subsidiaries guarantee the 2011 Notes on a senior subordinated basis. The 2011 Notes mature on May 15, 2011 with interest payable semi-annually on May 15 and November 15. Interest accrues at the rate of 10 5/8% per year. In addition, the Company may redeem up to 35% of the aggregate principal amount of the 2011 Notes at a redemption price equal to 110.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date. The 2011 Notes have covenants and other terms and conditions that are comparable or generally less restrictive than the senior secured credit facilities.

        Senior Discount Notes—The $70.0 million initial principal balance on the senior discount notes accretes semiannually through August 2007 at an annual rate of 12%; thereafter, the total principal and the accreted value bear interest at an annual rate of 12% through the August 2011 maturity date. Accrued interest of $10.6 million was included in the senior discount note balance at September 30, 2004. The senior discount note agreement contains restrictions on additional indebtedness, fundamental business changes, the sale of assets and the payment of dividends. In addition, the senior discount notes are subject to mandatory prepayment upon certain conditions as defined in the senior discount note agreement.

        PIK Loans and Notes—Interest on the PIK Loans and Notes accrues at annual rate of 15% and, to the extent not paid in cash, can be financed, at the Company's option, through the issuance of additional PIK Notes at the end of each six-month period. Accrued interest of $3.3 million at September 30, 2004 was also included in the PIK Notes balance, as it was the Company's intention to finance this interest through additional PIK Notes. In connection with the Dynamit Nobel Acquisition $20.0 million of the PIK loans issued as interest payment on the initial $70.0 million of the PIK loans were repaid in cash, and the remaining PIK loans were exchanged for new €82.6 million aggregate principal amount of PIK loans bearing PIK interest at the same rate as the old PIK loans, and have a maturity date of January 31, 2015. Also, there is a prepayment penalty equal to 2% of the accreted value of the PIK Notes being repaid. The aggregate principal amount of the remaining $30.0 million of PIK loans had accreted to $52.5 million as of September 30, 2004 and has a maturity date of November 20, 2011. The PIK loans may not be prepaid before November 20, 2005.

        The Company issued a total of 30,273 of its common shares, with a fair value of $500 per share, at par value, in connection with the PIK Note financing. This amount has been recorded as deferred financing costs. Under certain circumstances the Company could be required to issue additional shares to the lender(s).

        The PIK Note Agreement contains restrictions on additional indebtedness, fundamental business changes, the sale of assets and the payment of dividends. In addition, the PIK Notes are subject to mandatory prepayment upon certain conditions as defined in the PIK Note Agreement.

        Other term loan facilities—Certain subsidiaries in the Dynamit Nobel Acquisition are borrowers under term loan facilities denominated in various currencies including euro, Swiss Francs, Taiwanese Dollars and Japanese Yen. Interest rates range from 1.38% to 6.05% and mature between 2005 and 2011. Certain of these term loan facilities are collateralized by mortgages on land and buildings and trade receivables.

        Preferred stock—Chemetall Plc., a Rockwood subsidiary, had previously issued 12.0 million shares of preferred stock which must be redeemed at their par value (£1) on July 3, 2008 and may be called at an earlier date. The shares have a liquidation preference at their par value and pay an annual dividend of 9.0% payable on January 3 and July 3 of each year. If, in the opinion of management, the level of profit reported does not allow the payment of a dividend, the dividend arrearage must be paid in subsequent years. The preferred stock does not confer any voting rights unless the payment of the dividend or redemption price is more than six months in arrears or a vote is being held on the company's liquidation or a capital reduction. The terms and conditions governing the issuance of the preferred stock contain covenants obliging the issuer to maintain a certain debt/equity ratio.

        Covenants—The Company was in compliance with its applicable debt covenants at September 30, 2004.

        Fair Value—The Company estimates that debt under the senior secured credit facilities, PIK loans, and senior discount notes, based on current interest rates and terms, approximates fair value. Based on quoted market values, the Company estimates that the fair value of its 2011 Notes approximated $412.5 million at September 30, 2004.

        Derivative Contracts—During 2001, the Company entered into interest rate swaps to manage its exposure to changes in interest rates related to euro denominated debt. These contracts were terminated in August 2004 when the Company entered into new interest rate swaps to manage its exposure to changes in interest rates. As of September 30, 2004, these contracts cover notional amounts of $652.6 million (at a rate of 6.14%) and €486.0 million (at rates ranging from 4.62% to 7.03%). These contracts effectively convert a large portion of the Company's floating rate debt instruments to fixed rate obligations for the contract periods. The US dollar swap matures in July 2007 and the Euro swap in July 2008.

        During 2003 the Company entered into cross-currency interest rate swaps with notional amounts aggregating $78.2 million that effectively converted $78.2 million US dollar borrowings into Euro based obligations at effective interest rate of 4% over Euro LIBOR. In connection with the July 2003 Refinancing, the Company reduced the notional amounts of this cross currency hedge to $20.1 million and €17.7 million. These contracts have final maturity dates of July 2010. See Note 16—Subsequent Events.

        As of September 30, 2004, $1,218.2 million of the debt outstanding was denominated in euros, including the borrowings under the new senior subordinated loan facility, which have subsequently been repaid. See Note 16—Subsequent events.

        In order to mitigate the effect of any exchange rate changes which may have taken place prior to the closing of the Dynamit Nobel Acquisition, the Company entered into call options, permitting it to purchase up to €750.0 million at a price of $1.225 = €1.00. The Company recorded a mark-to-market loss of $2.9 million during the second quarter of 2004 on the call options. The options expired unexercised and the Company recorded an additional loss of $8.1 million in the third quarter of 2004. Rockwood also entered into a forward contract in July 2004 to purchase €1,057 million of euros at a fixed U.S. dollar rate of $1.208 = €1.00 which was utilized to pay for a portion of the purchase price at the closing of the Dynamit Nobel Acquisition. The Company recorded a charge of $4.2 million in the third quarter of 2004.

        The Company elected not to apply hedge accounting in the historical periods presented and marked these derivative transactions to market; reflected as a component of interest expense. These transactions increased interest expense by $4.2 million in the nine months ended September 30, 2004, respectively, of which $6.8 million gain represents mark-to-market adjustments. The related liability on the contracts' marked-to-market adjustments is reflected in "Other liabilities" in the balance sheet. The Company believes that the counterparties to these agreements are financially sound institutions and the credit risk for non-performance of these contracts is not significant.

        Debt Issuance Costs—In connection with the Dynamit Nobel Acquisition, the Company wrote-off $1.8 million of deferred debt issuance costs during the nine months ended September 30,

2004. Also, the Company capitalized fees of $69.7 million during the same period related to the financing of the Dynamit Nobel Acquisition which are being amortized using the effective interest rate method over the term of the debt outstanding. At September 30, 2004, $11.0 million of these financing fees were unpaid.

        In connection with the July 2003 Refinancing, the Company wrote off the unamortized balance of all deferred debt issuance costs previously incurred ($36.9 million).

9.     TAXES:

        A reconciliation of income tax expense at the U.S. federal statutory income tax rate to actual income tax expenses is as follows:

Nine months ended September 30, 2004
Federal Statutory rate	(35.0)%
State taxes, net of federal benefit	5.0
Non-deductible goodwill amortization	—
Foreign/U S rate differential	2.2
Goodwill impairment	—
Increase in valuation allowance	7.9
Loss on derivative instruments	11.1
Other	5.4

Effective tax rate	(3.4)%

10.  OPERATING LEASE OBLIGATIONS:

        As of September 30, 2004, the portion of the Company's obligations under terms of noncancelable operating leases arising from the businesses acquired in the Dynamit Nobel Acquisition were as follows:

(millions)
Three months ended December 31, 2004	$6.1
Years ended December 31:
2005	12.2
2006	5.9
2007	3.3
2008	2.3
2009	1.9
Thereafter	10.8

Total	$42.5

        Rent expense under all operating leases was $4.3 million for the nine months ended September 30, 2004.

11.  EMPLOYEE BENEFIT PLANS:

        The following represents the net periodic pension benefit costs and related components in accordance with SFAS 132:

	2004					2003
	United States	United Kingdom	Germany	All Other	Total	United States	United Kingdom	Germany	All Other	Total
	(millions)
Nine months ended September 30
Service cost	$0.5	$0.7	$0.5	$0.6	$2.3	$0.1	$0.6	$0.1	$0.1	$0.9
Interest cost	0.5	1.7	1.8	0.8	4.8	0.2	0.9	0.1	0.2	1.4
Expected return on plan assets	(0.4)	(1.3)	(0.2)	0.3	(1.6)	(0.1)	(0.7)	(0.1)	(0.2)	(1.1)
Net amortization of prior experience losses	0.1	0.4	0.5	0.2	1.2	0.1	0.1	—	—	0.2

Net periodic benefit cost	$0.7	$1.5	$2.6	$1.9	$6.7	$0.3	$0.9	$0.1	$0.1	$1.4

        The Company maintains various defined benefit pension plans, which cover certain employees in the US, UK, Germany, Italy and Taiwan. In addition, the Company provides certain retired employees in Germany with postretirement benefits for private health insurance premiums. Also, two subsidiaries provide various retirees with postretirement benefits, principally health care benefits.

        Plans with accumulated benefit obligations in excess of plan assets—The Company's defined benefit plans all had accumulated benefit obligations in excess of plan assets.

        Contributions—During the nine months ended September 30 2004, the Company made contributions of approximately $3.1 million to its defined benefit pension plans to cover benefits due. The Company expects to make additional contributions of approximately $3.6 million during the final quarter of 2004.

12.  STOCK-BASED COMPENSATION:

        In September 2004, the Company amended the Amended and Restated 2003 Stock Purchase and Option Plan (as amended, the "Plan") to increase the number of shares authorized under the Plan. Under the Plan, the Company may grant stock options and restricted stock to the Company's management personnel and directors and allow management personnel and directors to purchase shares of common stock. There are 165,000 authorized shares available for grant under the Plan.

        Restricted Stock—Restricted stock of the Company can be granted with or without payment of consideration with restrictions on the recipient's right to transfer or sell the stock. $0.3 million or 500 shares vested during the nine months ended September 30, 2004.

        Stock Purchase—Eligible management personnel and directors can purchase shares of common stock at prices as determined by the Board of Directors. Under the Plan, the Company sold 3,000 shares during the nine months ended September 30, 2004 at the fair market value of the stock as determined by the Board of Directors at the date of purchase for gross proceeds of $1.5 million.

        Stock Options—Stock options granted under this Plan shall have an exercise price at least equal to the fair market value of the common stock on the date of grant. There are two types of options available for grant under the Plan. Time options have a life of ten years from the date of grant and vest in installments of 20% of the total time options granted on each of the first five anniversaries of the grant date. Performance options have a life of ten years and become exercisable with respect to 20% of the total performance options granted upon the achievement of certain performance targets. Performance options become exercisable on the eighth anniversary of the grant date to the extent that the options have not become otherwise exercisable or have not been terminated. In October 2004, the performance targets were modified as a result of the Dynamit Nobel Acquisition. Prior to 2004, none of the performance targets that would trigger exercisability had been achieved.

        A summary of the status of the Company's options granted at September 30, 2004, and changes during the nine months ended on that date is presented below:

	Nine months ended September 30, 2004
	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	52,880	$500
Granted	15,250	500
Forfeited	(400)	500

Outstanding at end of period	67,730	$500

Options exercisable at end of period	11,248	$500

13.  REDEEMABLE CONVERTIBLE PREFERRED STOCK:

        In connection with the July 2003 refinancing, the Company, issued $25.0 million of its redeemable convertible preferred stock to an affiliate of KKR. The redeemable convertible preferred stock accrues dividends at 15% per year; the dividends accumulate and compound semi-annually whether or not the Company has earnings or profits, whether or not there are funds legally available for payment of such dividends and whether or not dividends are declared. The holder of the redeemable convertible preferred stock also participates in any dividends paid on the common stock (other than excluded shares, as defined below). The redeemable convertible preferred stock is redeemable by the Company at its option at any time. The redeemable convertible preferred stock is also convertible into common stock of the Company, at the option of the holder, on or after an initial public offering of common stock of the Company at a conversion price equal to the then current market price, subject to adjustment. When the redeemable convertible preferred stock is redeemed or converted into common stock, the holder will also receive 1% of the aggregate value of the Company's common stock (other than excluded shares) in cash or, in the case of conversion, additional shares of common stock of the Company, subject to adjustment ("Redemption Equity Value"). As of September 30, 2004 the Redemption Equity Value was $3.0 million. In addition, upon a change of control of the Company, the holder will be able to require the Company to repurchase the redeemable convertible preferred stock at 101% of the aggregate liquidation preference and accumulated and unpaid dividends plus 1% of the aggregate consideration paid to holders of common stock (other than excluded shares) in the change of control transaction, subject to adjustment. The proceeds from the issuance of the redeemable convertible preferred stock were contributed to a subsidiary as common equity. "Excluded shares" mean the shares of common stock issued to affiliates of KKR and DLJMB in connection with the Dynamit Nobel Acquisition, the shares of common stock issued pursuant to the 2004 management equity program and pursuant to employee stock options granted after July 29, 2004 and prior to December 31, 2004 and any other shares of common stock issued to DLJMB.

        The aggregate amount of cumulative unpaid preferred dividends is $4.7 million and $3.0 million at September 30, 2004 and December 31, 2003, respectively. The aggregate liquidation preference above par or stated value is defined as 1% of the difference between a) the fair market value of the remaining assets of the Company legally available for distribution, if any, after payment by the

Company of the amount of par value plus accrued and unpaid dividends and, b) the fair market value of such remaining assets payable to holders of excluded shares, as defined.

14.  WARRANTS:

        In connection with the issuance of the redeemable convertible preferred stock as discussed in Note 13—Redeemable Convertible Preferred Stock, the Company issued warrants to an affiliate of KKR, exercisable at any time at a $500 per share exercise price, to purchase 28,000 additional shares of common stock of the Company. The warrants expire July 23, 2013. The Company has attributed a portion of the proceeds from issuance of the redeemable convertible preferred stock to the fair value of the warrants. The warrants were valued at $6.1 million. However, since the redeemable convertible preferred stock is redeemable at any time, the fair value of the warrants issued in connection therewith accrete immediately to the redeemable convertible preferred stock.

15.  CONTINGENCIES:

        Legal Proceedings—The Company is involved in various legal proceedings, including commercial, intellectual property, product liability and environmental matters of a nature considered normal to its business. It is the Company's policy to accrue for amounts related to these matters, in accordance with SFAS 5, Accounting for Contingencies, if it is probable that a liability has been incurred and an amount can be reasonably estimated. It is the Company's policy to disclose such matters when there is at least a reasonable possibility that a material loss may have been incurred.

        Legal Matters—A subsidiary in the Company's Performance Additives segment (the "Subsidiary") has been named as a defendant, along with numerous other parties, including other wood preservatives manufacturers, wood treaters and retailers, in several lawsuits. The plaintiffs are seeking damages relating, among other things, to the marketing, distribution and use of one of the subsidiary's wood preservative products, chromated copper arsenate (CCA). These lawsuits allege various causes of action based in contract, tort, warranty and statutory consumer fraud. Three of the lawsuits were filed seeking class action certifications: in two of the cases the trial judge denied class certification and the other case was voluntarily dismissed by plaintiffs. The other lawsuits raise individual claims alleging personal injury or property damage from the use of CCA-treated wood products. Furthermore, there are other similar suits, including putative class actions, pending against retailers, treaters and other formulators to which we may eventually be named. Some of our Subsidiary's customers have asserted indemnity claims with respect to CCA cases and our subsidiary may be required to pay indemnity claims to these or other customers.

        The Subsidiary is seeking reimbursement of defense costs and potential damages, if any, for the CCA cases from its insurance carriers. Additionally, the Subsidiary is seeking indemnification from the seller under the terms of the Purchase Agreement. These cases, claims and the Subsidiary's ability to recover from any third party or insurers are subject to a number of uncertainties. As a result, their impact, if any, is difficult to assess. Management cannot predict the outcome of these suits or claims or the extent, if any, of the Subsidiary's possible loss exposure from these actions.

        Indemnity Matters—Under the terms of the Business and Share Sale and Purchase Agreement, the Deed of Tax Covenant and the Environmental Deed entered into in connection with the KKR Acquisition, Degussa UK Holdings Ltd., as successor to the Laporte Plc, is obligated to indemnify the Company for certain legal, tax and environmental liabilities and obligations that relate to the period prior to the closing of the KKR Acquisition.

        Under the terms of the Sale and Purchase Agreement with mg technologies ag and its subsidiary MG NAH ("mg technologies"), mg technologies is obligated to indemnify the Company for certain legal, tax and environmental liabilities and obligations that relate to the period prior to the closing, subject to certain limits and exclusions. In the opinion of management, and based upon information currently available, the ultimate resolution of any indemnification claims will not have a material effect on the Company's financial condition or results of operations.

        Environmental Matters—In the ordinary course of business, like most other industrial companies, the Company's operations are subject to extensive and evolving federal, state, local and foreign environmental laws and regulations. Governmental authorities may resort to a variety of civil and criminal enforcement measures, including monetary penalties and remediation requirements, for violation of such laws. The Company is currently involved in the assessment and remediation of some sites, which include Company-owned sites and sites owned by third parties. The Company has evaluated its total environmental exposure based on currently available data and believes that its environmental matters will not have a material adverse impact on the Company's financial position or results of operations. If matters previously identified by management are resolved in a manner different from original estimates, there is the potential for a material adverse effect on operating results or cash flows in any one accounting period.

16.  SUBSEQUENT EVENTS:

        On November 10, 2004, the Company repaid the senior subordinated loan facility by completing the sale of €375.0 million aggregate principal amount of 7.625% senior subordinated notes and $200.0 million aggregate principal amount of 7.500% senior subordinated notes, both due in 2014. The notes are pari passu to existing and future senior subordinated indebtedness, including the 2011 Notes and junior to all of the Company's existing and future senior indebtedness. The notes are guaranteed on a senior subordinated unsecured basis by certain of the Company's domestic subsidiaries. Proceeds aggregating $665.8 million from the sale of the notes were used to repay $260.1 million and €313.2 million, representing the remaining outstanding borrowings under the Company's senior subordinated loan facility, plus accrued interest thereon, pay related fees and expenses of approximately $11.1 million and for general corporate purposes.

        Also, in connection with this transaction, the Company entered into cross currency interest rate swaps with a five year term and a notional amount of €155.6 million that effectively convert the U.S. dollar fixed rate debt in respect of the dollar notes sold into euro fixed rate debt. The Company has designated this contract as a hedge of the foreign currency exposure of its net investment in its euro denominated operations.

        During October and November 2004, certain members of the Company's management purchased 10,950 shares of common stock for proceeds of $5.5 million. In connection with the purchase of these shares, pursuant to the Plan, such members of the Company's management were granted stock options to purchase 45,870 shares of common stock.

        On December 31, 2004, the Company completed the merger of the three business lines of its Custom Synthesis segment (Dynamit Nobel Special Chemistry, Finorga S.A. and Rohner AG) with Groupe Novasep SAS, or Groupe Novasep, to form a new standalone company within Rockwood. Groupe Novasep specializes in innovative production of active pharmaceutical ingredients, or API, from biotechnological or chemical processes and focuses on finding purification solutions by the research and development of new purification processes. As a result of the merger, the Company acquired approximately 79% of the stock of Groupe Novasep, of which approximately 67% had been held by outside investors and 10% had been held by Groupe Novasep management, for €50.4 million in cash (or $68.5 million based on the December 31, 2004 exchange rate of €1.00=$1.3593), and the Groupe Novasep management contributed the remaining 23% of the stock of Groupe Novasep to the Company in exchange for shares in the new company. The Company also assumed approximately €38.6 million (or $52.5 million) of debt and approximately €10.0 million (or $13.6 million) in cash. The Company used cash on hand to finance this transaction.

Independent Auditor's Report

To the Board of Directors of
Dynamit Nobel AG:

We have audited the accompanying combined balance sheets of Dynamit Nobel as of December 31, 2003 and 2002, and September 30, 2002 and 2001, and the related combined statements of income, changes of investment by mg technologies ag and cash flows for the year ending December 31, 2003, the three months ending December 31, 2002 and each of the twelve month periods ending September 30, 2002 and September 30, 2001. These combined financial statements are the responsibility of Dynamit Nobel's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Dynamit Nobel as of December 31, 2003 and 2002, and September 30, 2002 and 2001 and the results of their operations and cash flows for the year ending December 31, 2003, the three months ending December 31, 2002, and each of the twelve months periods ending September 30, 2002 and September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes B and E 10 to the combined financial statements, Dynamit Nobel adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on October 1, 2001. As described in Note B to the combined financial statements, Dynamit Nobel adopted the provisions of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin No. 51" as of December 31, 2003.

Frankfurt am Main, Germany
August 16, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

DYNAMIT NOBEL

COMBINED INCOME STATEMENTS

($ '000)	Notes E)	January 1- December 31, 2003	October 1- December 31, 2002	October 1, 2001- September 30, 2002	October 1, 2000- September 30, 2001
Net sales		1,595,910	336,889	1,421,948	1,446,504
Cost of sales		-1,060,060	-219,274	-914,757	-949,458

Gross profit		535,850	117,615	507,191	497,046

Selling, general and administrative expenses		-321,770	-75,854	-286,349	-305,674
Research and development costs		-32,356	-7,330	-29,397	-27,707
Other operating income		30,221	8,019	31,679	77,476
Other operating expenses		-26,373	-9,421	-16,860	-11,037
Amortization of Goodwill					-19,545

Operating income		185,572	33,029	206,264	210,559

Income from investments		2,938	2,149	3,872	4,897
Interest expense, net and other financial expense	2	-25,163	-6,858	-22,797	-24,152

Earnings from continuing operations before income taxes, minority interests and cumulative effect of change in accounting principles		163,347	28,320	187,339	191,304

Income taxes	3	-61,725	-11,882	-80,479	-94,187
Minority interests		-315	106	773	0

Earnings from continuing operations before cumulative effect of change in accounting principles		101,307	16,544	107,633	97,117

Income from discontinued operations		1,393	232	2,628	1,346
thereof earning from operations		-2,240	380	4,265	2,854
thereof gains on disposal		6,427	0	0	0
thereof income taxes		-2,794	-148	-1,637	-1,508

Earnings before cumulative effect of change in accounting principles		102,700	16,776	110,261	98,463

Cumulative effects of change in accounting principles, net of income taxes of $1,180		-1,793	0	0	0

Net income		100,907	16,776	110,261	98,463

The accompanying notes are an integral part of these financial statements.

DYNAMIT NOBEL

COMBINED BALANCE SHEETS

Assets ($ '000)	Notes(E)	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Cash and cash equivalents	4	7,832	7,007	9,503	10,718
Trade receivables	5	200,369	158,625	178,091	160,713
Receivables from related parties	6	72,631	29,053	28,936	9,316
Other assets and accounts receivable		45,060	68,600	59,731	50,418
Inventories	7	276,349	247,632	211,429	229,165
Prepaid expenses		4,931	7,120	3,885	4,348
Deferred taxes	3	34,990	25,917	34,283	11,166

Current assets		642,162	543,954	525,858	475,844

Investments		42,540	33,615	31,376	17,431
Property, plant and equipment	8	918,195	766,179	723,912	663,283
Goodwill	10	405,247	380,358	377,314	378,507
Other intangible assets	9	19,947	19,892	19,235	12,353
Receivables from related parties	6	0	7,651	14,292	19,842
Other assets		3,482	17,157	12,721	12,494
Prepaid expenses		2,646	3,026	2,955	3,631
Deferred tax assets	3	397,407	372,888	24,813	13,298
Non-current assets		1,789,464	1,600,766	1,206,618	1,120,839

Total assets		2,431,626	2,144,720	1,732,476	1,596,684

The accompanying notes are an integral part of these financial statements.

DYNAMIT NOBEL

COMBINED BALANCE SHEETS

Total liabilities and investment by mg ($ '000)	Notes(E)	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Short-term debt including current portion of long-term debt	11	183,431	129,586	108,097	123,605
Trade payables		165,795	138,754	126,698	117,403
Liabilities to related parties	6	220,150	180,844	278,725	136,747
Accruals and Provisions	13	123,120	98,708	98,224	115,607
Other current liabilities		50,656	48,680	50,550	46,686
Deferred tax liabilities	3	2,642	3,578	3,116	3,658

Current liabilities		745,794	600,150	665,410	543,706

Long-term debt	11	231,627	201,594	94,114	137,905
Liabilities to related parties	6	31,575	34,958	32,868	38,045
Provisions for pensions and similar obligations	12	275,829	220,809	207,650	185,598
Other provisions	13	42,480	28,648	38,706	39,811
Other liabilities		12,349	14,392	16,597	12,865
Deferred tax liabilities	3	55,261	77,581	74,144	38,036

Non-current liabilities		649,121	577,982	464,079	452,260

Minorities	14	3	298	385	910

Investment by mg		1,036,708	966,290	602,602	599,807

Total liabilities and investment by mg		2,431,626	2,144,720	1,732,476	1,596,684

The accompanying notes are an integral part of these financial statements.

DYNAMIT NOBEL

COMBINED STATEMENTS OF CASH FLOWS

($ '000)	January 1 - December 31, 2003	October 1 - December 31, 2002	October 1, 2001 - September 30, 2002	October 1, 2000 - September 30, 2001
Net income	100,907	16,776	110,261	98,463
Adjustment of net income from discontinued operations	-1,393	-232	-2,628	-1,346
Depreciation and amortization	94,629	21,129	83,140	103,315
Change in provisions for pensions	5,938	408	9,188	3,667
Change in other provisions	11,086	-17,419	-22,275	-42,135
Gains on disposal of non-current assets	-2,580	-1,889	-12,697	-49,639
Change in inventories	22,542	-25,686	-1,040	-5,742
Change in trade receivables	-9,203	30,796	-26,439	47,889
Change in trade payables	-198	1,463	13,843	-2,284
Change in deferred tax assets and liabilities	8,223	13,428	149	7,767
Change in derivatives	-859	438	1,481	1,352
Change in other assets and liabilities	37,973	2,922	-10,909	-33,342

Net cash provided by operating activities	267,065	42,134	142,074	127,965

Proceeds from disposal of fixed assets	3,690	2,713	14,810	5,573
Purchases of property, plant and equipment and intangible assets	-121,978	-26,344	-111,990	-125,068
Purchases of investments and long-term financial assets	-1,996	-161	-12,214	-1,231
Purchases of securities	-626	-17	-15	-16
Payments for acquisition of businesses, net of cash acquired	0	0	0	-29,766
Proceeds from disposal of businesses	18,198	0	46,942	90,241

Net cash used for investing activities	-102,712	-23,809	-62,467	-60,267

Dividends paid to MG North America Holdings Inc.	0	0	-3,842	-1,298
Principal payments on capital leases liabilities	-6,092	-654	-3,072	-1,373
Net increase (decrease) in other debt	-4,640	100,683	-66,670	-42,327
Net financing provided by mg	-186,111	-130,965	-22,341	-37,258

Net cash used for financing acitivities	-196,843	-30,936	-95,925	-82,256

Exchange-rate-related changes in cash and cash equivalents	33,315	10,237	15,068	8,303

Change in unrestricted cash and cash equivalents	825	-2,374	-1,250	-6,255

Unrestricted cash and cash equivalents at beginning of year	7,007	9,381	10,631	16,886

Unrestricted cash and cash equivalents at end of year	7,832	7,007	9,381	10,631

Restricted cash and cash equivalents with term greater than three months	0	0	122	87

Cash and cash equivalents as reported on the balance sheet	7,832	7,007	9,503	10,718

The accompanying notes are an integral part of these financial statements

DYNAMIT NOBEL

COMBINED STATEMENTS OF CHANGES IN INVESTMENT BY MG TECHNOLOGIES AG

		Accumulated Other Comprehensive Loss
($ '000)	Investment by mg	Cumulative translation adjustment	Minimum pension liability	Hedge Accounting	Available for sale securities	Investment by mg
Balance at October 1, 2000	842,535	-231,283	-1,849	0	-7	609,396

Net Income	98,463					98,463
Other Comprehensive Income		10,832	-8,055	-2,031	10	756

Comprehensive Income	98,463	10,832	-8,055	-2,031	10	99,219

Net distributions to mg	-108,809					-108,809

Balance at September 30, 2001	832,189	-220,451	-9,904	-2,031	3	599,806

Net Income	110,261					110,261
Other Comprehensive Income		12,595	-3,802	-2,760	-2	6,031

Comprehensive Income	110,261	12,595	-3,802	-2,760	-2	116,292

Net distributions to mg	-113,495					-113,495

Balance at September 30, 2002	828,955	-207,857	-13,706	-4,791	1	602,603

Net Income	16,776					16,776
Other Comprehensive Income		36,492	451	-138	-7	36,798

Comprehensive Income	16,776	36,492	451	-138	-7	53,574

Net investment by mg	310,113					310,113

Balance at December 31, 2002	1,155,844	-171,364	-13,255	-4,929	-6	966,290

Net Income	100,907					100,907
Other Comprehensive Income		117,374	-3,288	2,361	-15	116,432

Comprehensive Income	100,907	117,374	-3,288	2,361	-15	217,339

Net distributions to mg	-146,921					-146,921

Balance at December 31, 2003	1,109,830	-53,990	-16,543	-2,568	-21	1,036,708

The accompanying notes are an integral part of these financial statements

DYNAMIT NOBEL

NOTES TO COMBINED FINANCIAL STATEMENTS

($ '000)

A)    Description of Business and Basis of Presentation

        Description of Business:    The Dynamit Nobel Group (Dynamit Nobel) specializes in advanced technologies in the fields of chemicals and materials engineering. This internationally active industrial group supplies innovative specialty products to niche markets in several sectors such as the life science, chemical, automotive and construction industries. Its business activities are subdivided into its four business units: Custom Synthesis, Advanced Ceramics, Specialty Chemicals, and Pigment Chemicals.

        The product spectrum of the Custom Synthesis business unit ranges from individual synthesis for customers in the life science industry to complex specialty chemicals. In the pharmaceutical sector, its custom synthesis includes preliminary products and active compounds for the treatment of carcinomas, allergies, high blood pressure, and depression. Its customers are based in North America, Europe, and Japan.

        The Advanced Ceramics business unit operates in the fields of functional and structural ceramics. Functional ceramics includes substrates, resistor supports, piezoceramics, and electrical components. Structural ceramics encompasses wearing parts for mechanical and plant engineering, high-quality cutting tools, and bioceramics for medical equipment, such as artificial hip joints.

        The Specialty Chemicals business unit operates worldwide in the fields of surface technology, polymer chemistry, and lithium chemistry. The unit principally supplies customized products and develops the processes needed to manufacture them. Its customers come from the metalworking, pharmaceutical, electronics, ceramics, glass, automotive, and aerospace industries.

        The Pigment Chemicals business produces white pigments, fillers, and water-based chemicals and has a worldwide customer base. These products are mainly used in synthetic fibers, varnishes, paints, cosmetics, medicines, plastics, and paper. This business unit also produces chemicals for chromatography and catalysis as well as additives for the cement and metallurgical industries.

        Basis of presentation:    The preparation of these Dynamit Nobel combined financial statements is due to the sale of Dynamit Nobel to companies affiliated with Rockwood Specialties Group Inc. (Rockwood), Delaware, U.S.A., under the Sale and Purchase Agreement of April 19, 2004. Dynamit Nobel is part of the mg technologies ag Group, Frankfurt am Main (mg or mg Group). The Dynamit Nobel segment included in mg's consolidated financial statements is not identical to these combined financial statements of Dynamit Nobel since in addition to the companies included herein, the Dynamit Nobel segment includes the Plastics business unit, the Industrial Ignition Systems business, and the Defense Technology business. Rockwood has not acquired these activities.

        These combined financial statements of Dynamit Nobel include only the assets, liabilities and transactions of the activities that Rockwood has acquired. These include the assets and liabilities of:

  •
  Dynamit Nobel AG and its direct and indirect subsidiaries,

  •
  the acquired North American companies, which were held by mg through MG North America Holdings Inc., Delaware, U.S.A., and

  •
  whose beneficial ownership had been transferred to mg for tax purposes (for further information see Note 3, "Income Taxes").

        These combined financial statements of Dynamit Nobel constitute a carve out from mg's consolidated financial statements and as such the excess of assets over liabilities is reflected as mg's investment in Dynamit Nobel.

        The combined financial statements of Dynamit Nobel for the fiscal years October 1, 2000 through September 30, 2001 (fiscal year 2000/2001); October 1, 2001 through September 30, 2002 (fiscal year 2001/2002); the three months period October 1, 2002 through December 31, 2002 (stub period 2002 or SFY 2002), and the year January 1 through December 31, 2003 (year 2003) have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). All amounts are presented in thousands of US dollars ($ '000).

        Relationship between the Dynamit Nobel Group and mg:    The combined financial statements of Dynamit Nobel include expenses that have been incurred by mg on behalf of Dynamit Nobel. These expenses include remuneration paid to the chief executive officer of Dynamit Nobel AG for 2003, who continued to serve on the Executive Board of mg technologies ag during this period. The full cost of this remuneration was borne by mg technologies ag and based in proportion of hours worked, half of this cost has been allocated to Dynamit Nobel and is reflected in these combined financial statements. Compensation incurred by mg to an additional Executive Board member of Dynamit Nobel AG has also been reflected. Unless described elsewhere in these combined financial statements, additional services have not been rendered by mg to Dynamit Nobel without consideration by Dynamit Nobel.

        Dynamit Nobel participates in mg's centralized financial and cash management system and in its Group-wide cash-pooling system under which surplus cash is transferred to the cash pool. Cash required for funding purposes is withdrawn from the cash pool subject to certain limitations. The balance due by Dynamit Nobel under the profit-and-loss transfer agreement with mg (see Note 3, "Income Taxes") and certain other items are combined with the cash pool balance in one current account with mg. The account balance amounted to US$187,816 at December 31, 2003 (December 31, 2002: US$90,421; September 30, 2002: US$158,654; September 30, 2001: US$47,011) and are included in liabilities to mg on the balance sheet. Until March 1, 2002, interest of 2.0% was paid on all balances due by mg and 6.0% was charged for balances due to mg. Subsequent to March 1, 2002, the interest rates paid have been the interbank rate and 1-month Euribor, respectively, plus a margin of 0.7% or 1.0%. However, at December 31, 2003 guarantees issued by mg for the bank loans obtained by Dynamit Nobel amounted to US$12,251 (SFY 2002: US$10,172; 2001/02: US$0; 2000/01: US$0).

        Until mid-2003, Dynamit Nobel also issued standby letters of credit and executed derivatives transactions by itself. Since then, mg has performed these functions on a centralized basis. Dynamit Nobel seconded an employee to mg to perform these services.

        Dynamit Nobel is integrated in the tax sharing agreements of mg. For the purposes of these combined financial statements, however, Dynamit Nobel has been presented as if the combined entities were a separate taxable entity. As a result, income taxes have been estimated. For further information see Note 3, "Income Taxes".

        Despite the adjustments made, these combined financial statements do not present the net assets, financial position, results of operations and cash flows of Dynamit Nobel as if it had existed independently of mg. Consequently, the combined financial statements are not indicative of Dynamit Nobel's future development.

        Purchase accounting adjustments including the recognition of goodwill arising from mg's acquisition of Dynamit Nobel are reflected in the combined financial statements of Dynamit Nobel (push-down accounting). These adjustments are accounted for at the reporting unit level.

B)    Summary of Significant Accounting Policies

        Principles of combination:    These combined financial statements include the assets and liabilities and transactions of the combined Dynamit Nobel entities as defined in the Basis of Presentation. In addition, certain variable-interest entities for which Dynamit Nobel is considered to be the primary beneficiary are also included.

        The assets, liabilities, and transactions of entities whose individual and aggregated influence are not material to the fair presentation of Dynamit Nobel's net assets, financial position and results of operations and cash flows have not been included. They are carried on the cost method and are included in "Investments" on the balance sheet. In aggregate, these entities, which were controlled by Dynamit Nobel during the periods covered by the combined financial statements, represent less than 2.0% of the total assets and less than 2.0% of net sales and net income of Dynamit Nobel.

        Dynamit Nobel's investment in Guangzhou Huali Sachtleben Chemicals Company Ltd. is accounted for using the equity method of accounting in all the periods presented due to Dynamit Nobel's ability to exert significant influence. The equity method of accounting has also been applied to its investment in ChemStore GmbH, which was established in 2003.

        Currency translation:    Foreign-currency transactions included in these combined financial statements are translated at the exchange rate prevailing at the time of the transaction. Foreign-currency items are adjusted to the exchange rate prevailing at each balance sheet date. The resulting translation adjustments are reported as "Other operating income" or "Other operating expenses". Consequently, in 2003 income of US$11,324 (SFY 2002: US$3,802; 2001/2002: US$4,957; 2000/2001: US$4,113) and expenses of US$11,298 (SFY 2002: US$7,615; 2001/2002: US$7,226; 2000/2001: US$4,831) were recognized. Adjustments arising from the translation of nonderivative instruments hedging a net investment in a foreign entity are included in "Accumulated other comprehensive income/loss". In 2003, the amount included in accumulated other comprehensive income was US$—13,644 (SFY 2002: US$—2,783; 2001/2002: US$—4,704; 2000/2001: US$—684).

        Assets and liabilities of foreign entities where the functional currency is not the US dollar are translated into the reporting currency (US dollar) at year-end exchange rates and income and expenses are translated at the average exchange rates during the period for the respective years. The resulting translation gains and losses are reported as "Accumulated other comprehensive income/loss".

        Revenue recognition:    Revenue is generated primarily from the sale of products and is recognized once title to the products has passed to the customer, provided the consideration has been contractually agreed or can be determined and collectibility is reasonably assured. If formal customer acceptance is required, revenue is not recognized until it has been obtained. Revenue under service agreements is realized when the service is performed. Customer incentives, discounts, rebates and other allowances reduce the amount of revenue recognized. Freight and shipping costs borne by Dynamit Nobel do not reduce the revenue recognized but are reported as selling expenses. If these costs are passed on to the customer, they are included as part of revenue. In 2003, freight and shipping costs, including custom duties, borne by the seller amounted to US$50,452 (SFY 2002: US$10,745; 2001/2002: US$44,415; 2000/2001: US$46,836).

        Product Warranties:    Expected product warranty costs are provided and included in the cost of sales at the time the related revenue is recognized. The amount of the provision or accrued liability is calculated either individually or as a lump sum amount based on past experience. In the case of new products, these estimates include product-specific information obtained during the development and production stages. Rights of recourse to suppliers reduce the provision if it is likely that the amount can be recovered from the supplier.

        Research and development:    Research and development costs are expensed as incurred.

        Advertising:    Advertising and sales-promotion costs are expensed as incurred and reported as selling expenses. The selling and administrative expenses reported in 2003 include advertising costs of US$4,207 (SFY 2002: US$1,132; 2001/2002: US$4,508; 2000/2001: US$6,579).

        Cash and cash equivalents:    Cash comprises readily available funds such as checks, cash on hand and bank deposits. Cash equivalents cover all liquid assets with an original term to maturity of no more than three months.

        Trade accounts receivable:    Accounts receivable are stated at nominal value less discounts and valuation allowances.

        Valuation allowances for doubtful accounts receivable are determined on the basis of systematic and regular assessments. If the recoverability of these receivables is monitored in the form of aggregated portfolios, the assessment is primarily based on past collection experience adjusted to the prevailing economic situation. Accounts receivable from large corporate customers are individually monitored and assessed. As soon as receivables are expected to be unrecoverable, they are written off against the valuation allowance.

        Inventories:    Inventories are valued at the lower of cost or market. Cost is computed on average cost or the first-in, first-out method. Manufacturing costs include direct costs and applicable manufacturing overheads as well as depreciation charges and production-related administrative costs. General administrative expenses are not included in inventory.

        Investments:    Marketable securities are carried at fair value with changes in fair value after initial purchase being recognized as a separate component of comprehensive income, net of applicable income taxes. If the fair value is below cost and the decline in fair value is determined to be other than temporary, the impairment write down results in a permanent reduction of the cost basis. The measurement of this write down is based on all available information such as market conditions, asset-specific aspects, and the duration and extent of the asset impairment.

        Property, plant and equipment:    Property, plant and equipment is recognized at cost, less accumulated depreciation. Costs of internally produced plant and equipment include all direct costs and applicable overheads and depreciation charges and qualifying capitalized interest during the construction period. In 2003, interest of US$593 (SFY 2002: US$140; 2001/2002: US$1,339; 2000/2001: US$1,120) was capitalized.

        Maintenance and repair costs are treated as an expense unless the expenditure leads to a sustainable increase in the asset's potential benefit, in which case it is capitalized.

        The following depreciation methods and estimated useful lives are used:

	Method of Depreciation	Useful Life
Buildings and fixtures	Straight-line	5 to 50
Plant and equipment, other equipment	Straight-line	3 to 30
Office furniture and equipment	Straight-line	3 to 25

        Property, plant and equipment includes mining rights for the extraction of a raw material used to produce lithium carbonate. These rights are amortized using the depletion method based on the estimated deposits of minerals relating to the rights. The useful economic life estimated on this basis is 57 years with a remaining estimated useful life of 52 years.

        Goodwill:    As a result of the adoption of SFAS 142 ("Goodwill and Other Intangible Assets") at the beginning of fiscal 2001/2002 (October 1, 2001), goodwill is no longer amortized over its useful life; but instead tested for impairment. Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over its estimated useful life, usually 25 years. Goodwill is tested for impairment at least once a year at balance date and if significant events or circumstances occur that indicate that its carrying amount may have been impaired. The annual goodwill impairment assessment is performed by applying a two step approach to each of the nine reporting units. The first step involves estimating the fair value of the reporting unit and comparing it to the carrying value of net assets of the reporting unit. If the carrying value of the reporting unit exceeds its fair value, the second step is required to determine the amount of impairment loss, if any. The discounted cash flow method is used to determine the fair value of the reporting units and this requires significant estimates and assumptions to be made by management.

        Intangible assets:    Other intangible assets are shown at their acquisition cost and amortized on a straight-line basis over their estimated useful lives. The estimated useful lives applied are as follows:

Estimated Useful Life (Years)
Patents, licenses, trademarks and similar rights and assets, including licenses for such rights and assets	3 to 10
Software	2 to 10

        Impairment of property, plant and equipment and intangible assets:    The carrying amount of a long-term asset or group of assets is reviewed for recoverability when events or changes in circumstances may indicate that the carrying amount of an asset may not be recoverable.

Recoverability is tested by comparing the carrying amount of any asset or group of assets with the sum of the anticipated undiscounted future cash flows attributable to this asset or group of assets. If the carrying value is greater than the anticipated, undiscounted cash flows, the asset or group of assets is written down to fair value.

        Leases: A lease is an agreement that conveys the right to use a certain tangible asset for an agreed period. This definition also applies to agreements in which the right to use the asset is not explicitly stated. Leases under which the lessee bears substantive risks and rewards arising from the use of the leased asset are classified as capital leases. In this case, the leased asset and the corresponding liability are shown on the lessee's balance sheet. Leases under which the lessor bears substantive risks and rewards in connection with the leased asset are classified as operating leases. In this case, the lease installments are expensed as incurred by the lessee.

        Some of the entities included in these combined financial statements have sold and leased back tangible assets. In the case of leaseback agreements, gains on these sales are deferred and recognized over the term of the lease or over their estimated useful life. Gains resulting from leasebacks involving only a minor portion of the useful life of the asset are recognized immediately. In cases where there is neither a minor nor a leaseback involving substantially all of the future use, gains are deferred proportionately and recognized over the term of the lease or over their estimated useful life.

        Derivative instruments:    Derivative instruments are used only for hedging purposes, particularly in order to mitigate the risk of interest rate fluctuations inherent in financing transactions and to hedge against currency risk and price movements. At the time they are entered into, derivative instruments are often designated either as fair value hedges (hedges against fluctuations in the fair value of assets, liabilities, or firm commitments) or as cash flow hedges (hedges for an anticipated transaction or future cash flows in connection with assets and liabilities). According to SFAS 133 ("Accounting for Derivative Instruments and Hedging Activities"), as amended by SFAS 137 ("Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133"), SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB Statement No. 133"), and SFAS 149 ("Amendment of Statement 133 on Derivative Instruments and Hedging Activities"), all derivative instruments are reported at their fair value as "Accounts receivable" or "Other current liabilities", irrespective of their intended purpose. In the case of derivative instruments designated as fair value hedges, changes in the fair value of the derivative and the underlying transaction are immediately recognized in income. The hedge-effective part of changes in the fair value of financial instruments used as cash flow hedges is initially reported as "Accumulated other comprehensive income/loss". It is only recorded in the income statement when the hedged underlying transaction has been recognized in income. The hedge-ineffective part of the changes in fair value is immediately recognized in income. Derivative instruments that do not qualify for hedge accounting are accounted for at fair value with changes in fair value reported in income.

        Pensions and other postretirement obligations:    Pensions and other postretirement obligations are measured based upon the projected unit credit method in accordance with SFAS 87 and SFAS 106. The amounts reported are based on calculations by actuaries.

        Environmental liabilities:    Provisions are established for environmental liabilities when such losses are probable and can be reasonably estimated. The valuation of such provisions is based either on experts' reports on the rectification of environmental damage or on internal estimates based on past experience. The anticipated costs of environmental liabilities are generally not discounted. However, anticipated payments are discounted when their timing and amounts are known. Once the relevant tests are performed and the necessary clean-up measures are being implemented, the corresponding provisions and accrued liabilities are adjusted to reflect the findings obtained. The amount of the provisions in each case will be influenced by the extent of the environmental damage and by the clean-up measures required by law and the regulatory authorities. Rights of recourse to third parties are only recorded if it is almost certain that they can be enforced.

        Provisions and accrued liabilities:    Provisions for loss contingencies are recorded when an obligation to a third party is probable, and its amount can be reasonably estimated. If the amount of the required provision or accrued liability can only be estimated within a certain range, the most probable amount within the range is reported. When all amounts within the range are of equal probability the lowest amount in the range is reported.

        After the adoption of SFAS 143 on October 1, 2002, liabilities for asset retirement obligations are initially reported at fair value. When a liability is recorded, the costs must be capitalized by increasing the carrying amount of the long-lived assets and depreciated over the estimated useful life. In subsequent years, the liability is subject to changes as a result of the accretion of interest and revisions to estimates.

        In accordance with FIN 45, as of January 1, 2003 provisions and accrued liabilities for certain guarantees covering third-party financial obligations and for guarantees covering changes in the value of underlying instruments have been shown at the fair value of the guarantee at the time the guarantee is issued, irrespective of the likelihood that the obligation will occur.

        Deferred taxes:    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and respective tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred tax assets are also recognized on net operating loss carry forwards. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        Stock-based compensation:    mg has established a stock option and employee stock ownership program for its managers and staff. The compensation cost of the options issued under the stock option and employee share ownership program has been recognized in these combined financial statements if this cost is attributable to the managers and staff of the companies included in these combined financial statements. The cost of these options is accounted for at their fair value at the grant date in accordance with SFAS 123 ("Accounting for Stock-Based Compensation") and is recognized over the service period, which is usually the vesting period. The cost of the options is reported under "Selling, general and administrative expenses".

        Estimates:    The preparation of these combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the period. Estimates include assessing the impairment of goodwill, intangibles and other long-lived assets, valuation allowances on deferred income taxes, the collectibility of accounts receivable, the use and recoverability of inventory, product warranty claims and environmental remediation liabilities, among others.

        Additionally, factors that may cause these amounts to differ from projections are deterioration in the global economy, movements in exchange rates and interest rates, significant litigation, and changes in environmental or other statutory regulations. Production errors, the loss of key customers, and changes in funding can also impair Dynamit Nobel's future performance.

        Although such estimates are based on management's best judgment, due to the inherent uncertainties in the estimating process, actual results could differ from these estimates.

        Changes in accounting standards:    SFAS 142 was adopted on October 1, 2001. This standard describes under what conditions intangible assets are capitalized and reported separately from goodwill. SFAS 142 states that goodwill and intangible assets with an indefinite useful life are not amortized. Instead, they are tested for impairment once a year. Intangible assets with a limited useful life are still amortized. These assets are subjected to an impairment test in accordance with SFAS 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets"). Due to the adoption of SFAS 142, goodwill has not been amortized since October 1, 2001. Goodwill amortization expense in fiscal 2000/2001 was US$19,545. Excluding goodwill amortization, a net income of US$118,008 would have been reported. There are no intangible assets with unlimited useful lives.

        SFAS 143 ("Accounting for Asset Retirement Obligations") was adopted as of October 1, 2002. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which the liability is incurred if a reasonable estimate of fair value can be made. At the same time, the fair value of the liability is capitalized by increasing the carrying amount of the long-lived asset. Over the estimated life of the asset, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. Upon adoption, Dynamit Nobel recorded a liability for asset retirement obligations of US$1,079. This obligation was based on estimated anticipated payments of US$2,575, which have been discounted at a rate of 5.5%. The carrying basis of the long-lived asset was increased by US$393. The adoption of this standard gave rise to an expense of US$686—before deferred taxes—in the statement of income. The accretion on the liability is included under the cost of sales.

        SFAS 150 ("Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity") was issued in May 2003. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. These are reported as a liability and accounted for at their fair value. Stock options and convertible bonds issued as remuneration are exempted. SFAS 150 is applicable to financial instruments issued or modified after May 31, 2003. Dynamit Nobel first adopted this standard for existing financial instruments as of December 31, 2003, although the valuation rules pertaining to certain financial instruments are not applicable until further notice owing to FASB Staff Position No. 150-3 ("Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity").

        FIN 46R ("Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51 (revised)") was issued in December 2003. The primary objective of FIN 46R is to provide guidance on the identification of entities for which control is achieved though means other than through voting rights ("variable-interest entity") and how to determine whether an entity is primary beneficiary and required to consolidate it. Dynamit Nobel adopted FIN 46R as of December 31, 2003. As a result, it included two special purpose leasing entities in its combined financial statements.

        These leasing companies own laboratory facilities and one piece of real estate, which are leased to Dynamit Nobel and are used in the normal course of business. The leasing companies work exclusively for Dynamit Nobel. In the past, the laboratory leased by one of the companies had been accounted as a capital lease. The requirement to consolidate this leasing company had no material accounting impact on Dynamit Nobel's financial statements.

        The adoption of FIN 46R and consolidation of the two lessor entities increased property, plant and equipment and its bank debt by US$2,530 and US$10,166 respectively. In addition deferred income related to previous sale-and-leaseback agreement was reversed upon adoption.

C)    Acquisitions

        On March 1, 2001, all of the common shares in SYLACHIM S.A. (renamed Finorga S.A. on October 1, 2001), a producer and distributor of active ingredients for medicines based in Chasse Sur Rhône, France, were acquired for US$87,984. The purchase price comprised a cash component of US$30,693, the waiver of a debt of US$47,139 owed by the seller, and a contingent purchase price of US$10,152. The contingent purchase price component was deposited in an escrow account and paid in 2003 after a performance target had been achieved. SYLACHIM S.A. has been combined with Dynamit Nobel since March 1, 2001. The excess of the fixed consideration given over the fair value of net assets acquired was recorded as goodwill of US$18,747. The useful economic life was estimated to be 25 years. The contingent purchase price component was paid out in 2003 and resulted in an additional goodwill.

D)    Disposal of Businesses

        Fiscal 2000/2001:    Effective November 30, 2000, Dynamit Nobel sold the electroplating business of the Speciality Chemicals business unit. This generated a gain of US$25,397. The disposal included goodwill of US$1,480.

        In addition, Dynamit Nobel sold five other businesses during fiscal year 2000/01 which are not significant individually or in the aggregate involving several of its business units which resulted in gains of US$20,633 and included the disposition of goodwill of US$477.

        Fiscal 2001/2002:    Effective August 31, 2002, the ammunition business of Dynamit Nobel AG, Troisdorf, Germany, which forms part of the Custom Synthesis business, was sold. This generated a gain of US$10,679. The goodwill included in the disposal price amounts to US$1,760.

        Effective September 30, 2002, the military ignition systems activities of the Custom Synthesis business were sold at a loss of US$3,437.

        Year 2003: A controlling 60.0% interest in a business of the Advanced Ceramics unit was sold effective March 1, 2003. This disposal resulted in a loss of US$1,180.

        Effective June 10, 2003, the Glazing Sealing Compounds business belonging to the Specialty Chemicals business unit were transferred to KÖMMERLING CHEMISCHE FABRIK GmbH, Pirmasens, Germany, as part of an asset deal. The disposal generated a gain of US$6,427, which forms part of the income from discontinued operations. The assets and liabilities belonging to this business are each reported separately at December 31, 2002 as current assets and liabilities in "Other assets and accounts receivable" (US$13,332) and "Other current liabilities" (US$3,860), respectively. The assets held for sale at December 31, 2002 include goodwill of US$5,408, property, plant and equipment of US$2,364 and inventories of US$5,389, the liabilities consist of trade payables, accrued liabilities and provisions.

        As a general rule, all buyers of these businesses are entitled to indemnification against any environmental damage caused prior to the date of disposal. This indemnity also covered any damage that was not known prior to the date of disposal. Provisions and accrued liabilities of US$7,836 have been recorded at December 31, 2003 to cover for the probable contingent loss from such indemnity.

        The acquisitions and disposals of businesses do not significantly affect the comparability of the combined financial statements.

E)    Notes to the Combined Financial Statements

1)    Transactions with related parties

        The following income and expenses were generated by Dynamit Nobel's transactions with related parties:

$ '000	January 1, to December 31, 2003	October 1, to December 31, 2002	October 1, 2001 to September 30, 2002	October 1, 2000 to September 30, 2001
Sales	23,187	3,581	17,691	8,512
(thereof with mg)	(3,264)	(797)	(4,314)	(5,406)
(thereof with subsidiaries)	(19,923)	(2,784)	(13,377)	(3,106)

Other operating income	16	226	20	1,985
(thereof with mg)	(10)	(3)	(8)	(1,599)
(thereof with subsidiaries)	(6)	(223)	(12)	(386)

Other operating expenses	-367	-18	-239	—
(thereof with mg)	(-359)	(-17)	(-219)	(-)
(thereof with subsidiaries)	(-8)	(-1)	(-20)	(-)

Income from investments in subsidiaries	2,589	2,002	3,248	4,313

Interest and similar income	6,015	996	4,761	13,144
(thereof with mg)	(5,957)	(978)	(4,694)	(13,038)
(thereof with subsidiaries)	(58)	(18)	(67)	(106)

Interest and similar expenses	-9,035	-1,726	-4,171	-34,675
(thereof with mg)	(-8,672)	(-1,631)	(-3,782)	(-34,322)
(thereof with subsidiaries)	(-363)	(-95)	(-389)	(-353)

2)    Interest Expense, Net, and Other Financial Expense

        Interest expense, net, and other financial expense consist of the following:

$ '000	January 1, to December 31, 2003	October 1, to December 31, 2002	October 1, 2001 to September 30, 2002	October 1, 2000 to September 30, 2001
Income from securities and loans included in investments	34	18	21	16
Other interest and similar income	6,807	1,302	5,566	13,144
Other interest and similar expenses	-31,758	-8,119	-28,080	-36,171

Interest expense, net	-24,917	-6,799	-22,493	-23,011

Impairment of securities and long-term financial assets	-246	-59	-304	-1,141

Total	-25,163	-6,858	-22,797	-24,152

3)    Income Taxes

        Income taxes contain the following components:

$ '000	January 1, to December 31, 2003	October 1, to December 31, 2002	October 1, 2001 to September 30, 2002	October 1, 2000 to September 30, 2001
Current taxes on continued operations
German	16,680	-3	53,103	51,302
Foreign	21,541	4,227	22,830	26,732
Deferred taxes on continued operations
German	25,526	5,398	-2,459	14,796
Foreign	-2,022	2,260	7,005	1,357

Total taxes on continued operations	61,725	11,882	80,479	94,187

Taxes on discontinued operations	2,794	148	1,637	1,508

Taxes allocated to other comprehensive income	-242	979	4,405	3,847

Taxes on changes in accounting principles	-1,180	—	—	—

Total taxes	63,097	13,009	86,521	99,542

        With the exception of the explanations given below, the companies included in these financial statements are separate taxable entities:

        Tax group with mg technologies ag:    The main German operations of Dynamit Nobel are included in the combined tax return of mg Group for both corporation income tax and local trade taxes. Under the terms of the profit-and-loss transfer agreement between Dynamit Nobel and mg, the taxable income of Dynamit Nobel entities was transferred to mg technologies ag and subject to taxation at parent level. For purposes of these combined financial statements, income taxes were recognized for the German subsidiaries in the respective fiscal year as if Dynamit Nobel had been a separate taxable entity, excluding the tax-sharing agreement with mg technologies ag.

        Tax-sharing agreement in the U.S.:    Since February 1, 2000, a tax-sharing agreement has existed between the North American subsidiaries and the parent company MG North America Holdings Inc. Under this agreement, the North American subsidiaries are part of a consolidated tax group and are therefore included in the consolidated federal tax return of the parent MG North America Holdings Inc. A large proportion of this tax group is not included in these combined financial statements. In accordance with SFAS 109 ("Accounting for Income Taxes"), the income taxes attributable to the companies included in these combined financial statements were computed as if these companies were standalone taxable entities. According to these calculations, the federal tax net operating loss carryforward at December 31, 2003 amounted to approximately US$61,685 million for these companies. As some of these losses were utilized by offsetting against profits within the group, the losses carried forward at December 31, 2003 would amount to approximately US$27,854 million if these companies were to leave the group. The liabilities owed by Dynamit Nobel's North American subsidiaries to MG North America Holdings Inc. amounted to US$971 at December 31, 2003 (December 31, 2002: US$86; September 30, 2002: US$94; September 30, 2001: US$98).

        Restructuring in Germany:    In the stub-period 2002, mg technologies ag implemented a tax planning strategy to use net operating loss carry-forwards generated by mg entities that are not combined with Dynamit Nobel. The strategy involves the transfer of beneficial ownership of a significant position of Dynamit Nobel's German assets and liabilities to mg technologies ag.

        The transfer of beneficial ownership of these business operations to mg gave rise to taxable capital gains which, under the existing profit and loss transfer agreement, were subject to taxes at mg level. If Dynamit Nobel had been a separate taxable entity these capital gains would have given rise to current tax expense in Germany for the stub period 2002. At the same time, this transfer of beneficial ownership and the resulting capital gain established a higher tax basis of those assets and the potential for future tax deductions through higher depreciation and amortization.

        Deferred taxes are computed on those temporary deductible differences using applicable tax rates which, according to the enacted law at the balance sheet date, will apply on the date on which the temporary differences are likely to be realized. As the tax base resulted from the transaction with mg, the owner of Dynamit Nobel, the resulting deferred tax asset was reported as a deemed contribution from mg.

        The changes to Germany's overall tax rates are outlined below:

        In fiscal 2000/2001 allowing for the effects of the solidarity surcharge, the corporation tax rate in Germany was 42.2%.

        Since fiscal 2001/2002, a uniform corporation tax rate of 25.0% has applied to German corporations. Under Germany's flood victims' solidarity legislation of September 19, 2002, the rate of German corporation tax for 2003 was raised on a one-off basis by 1.5 percentage points to 26.5%.

        At December 31, 2002, German companies therefore computed deferred taxes for 2003 based on the corporation tax rate of 26.5% applicable for this year (a total rate of 28.0% including the solidarity surcharge). German companies' computation of deferred taxes was thus based on the pertinent tax rates of 26.4% and 28.0% and the relevant local trade tax rates of 13.3% and 13.0% respectively. The calculation of German companies' deferred taxes was therefore based on an overall rate of 39.7% and 41.0% respectively. The impact of this tax increase due to the flood victims' solidarity legislation, which was limited to one year, was not of material importance. At December 31, 2003, German companies calculated their deferred taxes based on an overall tax rate of 39.7%.

        The main items of the reconciliation from the anticipated tax expense to the tax expense actually reported are non-deductible expenses, tax-exempt income, foreign tax rate differential, and changes in the valuation allowance on deferred tax assets.

        Deferred tax assets and liabilities are recognized for all temporary differences between the amounts reported for tax purposes and those in the combined financial statements. Furthermore, deferred tax assets are recognized for losses carried forward. A valuation allowance is established to reduce the deferred tax assets to a level that is more likely than not to be realized. Deferred tax liabilities on retained earnings at foreign entities of Dynamit Nobel were not established because these earnings are not intended to be paid out as dividends in the future, but constitute a permanent investment. It is not practicable to determine the amount of potential deferred taxes on these earnings at this time.

        The primary components of deferred tax assets and liabilities and the related valuation allowances result from adjustments in the following items:

$ '000	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Deferred tax assets
Net operating loss carryforwards	35,162	42,007	35,131	32,447
Intangible assets	372,428	326,601	8,084	10,582
Inventories	2,526	2,402	2,547	2,176
Receivables/Liabilities	33,155	15,212	15,189	16,494
Pension and other postretirement benefits	31,368	27,483	25,456	19,316
Other provisions and accruals	12,630	7,236	8,854	7,083
Deferred income	4,302	5,226	5,138	4,633
Other	1,586	4,568	5,840	9,980

Total	493,157	430,735	106,239	102,711
Less valuation allowance	-17,932	-21,390	-21,295	-20,698

Total deferred tax assets	475,225	409,345	84,944	82,013
Deferred tax liabilities
Intangible assets	-28,755	-30,405	-29,907	-23,904
Property, plant and equipment	-57,160	-42,249	-58,498	-54,850
Inventories	-7,267	-8,297	-7,284	-6,436
Other provisions and accruals	-1,718	-2,137	-3,719	-3,341
Other	-5,831	-8,611	-3,700	-10,712

Total deferred tax liabilities	-100,732	-91,699	-103,108	-99,243

Total deferred tax assets, net	374,494	317,646	-18,164	-17,230

        At December 31, 2003, the Group reported corporate tax net operating loss carryforwards of US$84,014 million and German trade tax net operating losses of US$1,240 million. The losses of foreign companies can usually only be carried forward for a limited period. A valuation allowance of US$14,547 million has been established against the total net operating losses.

        Significant foreign losses carried forward:

Expiration date	$ million
2006	1.8
2007	4.3
2008	3.0
2009	1.0
2010	2.3
up to 2023	18.8

Total	31.2

        The valuation allowance at September 30, 2001 was US$20,128. During the periods ending September 30, 2002, December 31, 2002 and December 31, 2003, the valuation allowance decreased by US$983, US$1,200 and US$6,989, respectively.

4)    Cash and Cash Equivalents

        Cash and cash equivalents consist of the following:

$ '000	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Cash and cash equivalents less than three months	7,832	7,007	9,435	10,718
Cash and cash equivalents greater than three months	—	—	68	—

Total cash and cash equivalents	7,832	7,007	9,503	10,718

        Restricted cash of US$54 were held at September 30, 2002 (September 30, 2001: US$87) and is included in cash and cash equivalents less than three months.

        The Cash flow statements include the following interest, tax payments and noncash investing activities:

$ '000	January 1, to December 31, 2003	October 1, to December 31, 2002	October 1, 2001 to September 30, 2002	October 1, 2000 to September 30, 2001
Cash paid for interest	29,893	7,146	25,405	26,832
Cash paid for taxes	10,773	6,133	17,203	17,956
Acquisition of Finorga
Cash paid, net of cash acquired	12,894	—	—	29,766
Debt forgiven	—	—	—	47,139
Goodwill	12,894	—	—	18,747
Other assets acquired/liabilities assumed	—	—	—	58,157

5)    Trade Receivables

        Valuation allowances on trade receivables are as follows:

$ '000	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Trade receivables	205,312	161,731	181,214	164,153
Less valuation allowance	-4,943	-3,106	-3,123	-3,440

Total	200,369	158,625	178,091	160,713

6)    Accounts Receivable from and Liabilities to Related Parties

        Current and non-current accounts receivable from related parties consist of the following:

$ '000	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Current
Accounts receivable from mg	60,402	20,906	21,230	2,180
Accounts receivable from subsidiaries	12,229	8,147	7,706	7,136

Current accounts receivable from related parties	72,631	29,053	28,936	9,316

Non-current
Accounts receivable from mg	—	7,614	14,292	19,842
Accounts receivable subsidiaries	—	37	—	—

Non-current accounts receivable from related parties	—	7,651	14,292	19,842

Total	72,631	36,704	43,228	29,158

        Current and non-current liabilities to related parties consist of the following:

$ '000	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Current
Liabilities to mg	209,165	171,131	269,052	127,986
Provisions and accrued liabilities to mg	—	83	78	72
Liabilities to subsidiaries	10,985	9,630	9,595	8,689

Current liabilities to related parties	220,150	180,844	278,725	136,747

Non-current
Liabilities to mg	31,575	34,956	32,866	38,045
Liabilities to subsidiaries	—	2	2	—

Non-current liabilities to related parties	31,575	34,958	32,868	38,045

Total	251,725	215,802	311,593	174,792

7)    Inventories

$ '000	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Raw materials and supplies	79,877	75,004	55,074	56,362
Work in process	55,000	49,995	52,409	56,426
Finished goods	121,585	107,309	89,128	94,617
Merchandise	19,887	15,324	14,818	21,760

Total	276,349	247,632	211,429	229,165

8)    Property, Plant and Equipment

        Property, plant and equipment are broken down as follows:

$ '000	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Lands	160,487	135,485	129,895	125,673
Buildings, including buildings on land owned by others	558,581	454,578	427,976	376,613
Mining rights	24,404	24,403	24,403	24,504
Plant and equipment	1,411,979	1,131,308	1,046,384	943,797
Other plant, office furniture and equipment	228,420	191,283	180,320	168,088
Construction in progress	88,088	75,617	78,533	93,414

	2,471,959	2,012,674	1,887,511	1,732,089
Accumulated depreciation	-1,553,764	-1,246,495	-1,163,599	-1,068,806
(thereof current depreciation)	(-88,584)	(-19,851)	(-77,893)	(-78,690)

Total	918,195	766,179	723,912	663,283

        Property, plant and equipment include land and buildings, plant and equipment, and office furniture and equipment recorded under capital leases. The changes in the values of these leased assets are as follows:

$ '000	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Land	148	123	115	107
Buildings	49,368	40,992	38,541	35,691
Plant and equipment	169	119	119	3,431
Other plant, furniture and equipment	9,594	9,139	8,135	4,634

	59,279	50,373	46,910	43,863
Accumulated depreciation	-13,547	-10,755	-9,076	-7,506
(thereof current depreciation)	(-2,899)	(-699)	(-3,120)	(-2,071)

Total	45,732	39,618	37,834	36,357

        The leases on real estate relate to two properties. The lease term on one property runs through 2019 and thereafter the lease is automatically extended by one year at a time, with a notice period of three years. There is an option to purchase the property at its residual value once the minimum lease term has expired. The initial lease term on the other property expired in 2002 and the lease has been extended on a revolving basis. There is an option to purchase the property at its carrying amount plus a premium.

        The decrease in "Office furniture and equipment" at December 31, 2003 is due to the consolidation of the leasing company in accordance with FIN 46R.

        Property, plant and equipment include buildings and plant and equipment which are leased by Dynamit Nobel to a third party under the terms of an operating lease:

$ '000	December 31, 2003
Buildings	5,614
Plant and equipment	10,531

16,145
Accumulated depreciation	-9,608
(thereof current depreciation)	(-962)

Total	6,537

        Future minimum lease payments on assets under operating leases amount to US$1,614 annually for each of the next five years.

9)    Other Intangible Assets

        Other intangible assets consist of the following:

$ '000	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Patents, licenses, trademarks and similar rights and assets, including licenses for such rights and assets	50,488	40,564	37,519	24,906
Software	18,594	15,841	14,760	13,816
Intangible pension asset	1,041	2,194	2,351	2,952

	70,123	58,599	54,630	41,674
Accumulated amortization	-50,176	-38,707	-35,395	-29,321
(thereof current amortization)	(-5,799)	(-1,219)	(-4,960)	(-5,064)

Total	19,947	19,892	19,235	12,353

        The estimated future amortization expense related to intangible assets during the five succeeding years is as follows:

$ '000	December 31, 2003
2004	5,743
2005	4,332
2006	2,926
2007	1,865
2008	1,128

10)  Goodwill

        Changes in the carrying amount of goodwill are as follows:

$ '000	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Carrying amount at beginning of year	380,358	377,314	378,507	377,086
Additions	12,894	—	20	27,216
Disposals	—	—	-2,084	-2,011
Reclassification	—	—	-2,740	-5,515
Amortization				-19,545
Foreign currency exchange rate effect	11,995	3,044	3,611	1,276

Carrying amount at end of year	405,247	380,358	377,314	378,507

        The amortization of goodwill was discontinued at the beginning of the 2001/2002 fiscal year as of October 1, 2001 in accordance with SFAS 142. Instead, goodwill is tested for impairment on an annual basis. In none of the periods shown did such tests result in any goodwill impairment.

11)  Debt

        Current- and non-current debt consist of the following:

$ '000	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Current
Liabilities to banks	180,705	126,790	105,411	121,709
Liabilities under capital leases	2,726	2,796	2,686	1,896

Current debt including portions of non- current debt classified as current	183,431	129,586	108,097	123,605

Non-current
Preferred stock of subsidiary	21,504	19,345	18,796	17,616
Liabilities to banks	169,461	145,105	39,918	86,754
Liabilities under capital leases	40,662	37,144	35,400	33,535

Non-current debt	231,627	201,594	94,114	137,905

Total	415,058	331,180	202,211	261,510

        "Liabilities to banks" primarily relate to the US$230,000 loan to finance the 1998 acquisition of Chemetall Foote Corp., Delaware, U.S.A., (previously Cyprus Foote Mineral Company). Beginning in 2000, this loan is being repaid under scheduled principal repayments until September 29, 2006. At December 31, 2003, the balance of the loan outstanding amounted to US$105,200 (December 31, 2002: US$45,600; September 30, 2002: US$0; September 30, 2001: US$0). In prior years Dynamit Nobel had temporarily repaid this loan a few days before the end of the period. The loan was then drawn upon again subsequent to these balance sheet dates. The interest rate on the loan is LIBOR (US$) plus a margin of 50 basis points through September 30, 2004, after which it will be LIBOR (US$) plus a margin of 60 basis points. The loan agreement contains covenants obliging a combined entity to maintain a certain amount of shareholders' equity as well as debt-to equity ratios and earnings-to-interest ratios. If one of these covenants is breached, the lender is entitled to call the loan. The loan agreement contains a change of control provision that entitles the lender to call the loan in such a case.

        The average interest rate payable on the other liabilities to banks outstanding at December 31, 2003 is 4.63% (December 31, 2002: 4.77%; September 30, 2002: 4.90%; September 30, 2001: 5.57%). The interest rates on any floating-rate loans are hedged. The majority of loans are denominated in euros and the residual terms of these loans vary between one and eight years at December 31, 2003. Some of the loans contain covenants obliging the borrower to perform or refrain from certain actions or allow the loan to be terminated if certain events occur. One loan with a balance of US$16,144 at December 31, 2003 can be called if a change in control occurs.

        The fair value of liabilities to banks amounted to US$351,202 at December 31, 2003 (December 31, 2002: US$273,580; September 30, 2002: US$146,247; September 30, 2001: US$210,363). The fair value is calculated by discounting the future cash flows at a credit risk adjusted risk free interest rate.

        The initial consolidation of the two leasing entities at December 31, 2003 in accordance with the adoption of FIN 46R increased the liabilities to banks by US$10,166 and reduced the liabilities under capital leases by US$2,545.

        The preferred stock relates to Chemetall Plc. 12 million shares with a par value of £1 each. The shares were issued on August 22, 1988 and will be redeemed by the issuer at their par value on July 3, 2008 and may be called at an earlier date. The shares have a liquidation preference and pay an annual dividend of 9.0% of their par value. The dividend is payable on January 3 and July 3 of each year. If, in the opinion of management, the level of profit reported does not allow the payment of a dividend, the dividend arrearage must be paid in subsequent years. The preferred stock does not confer any voting rights unless the payment of the dividend or redemption price is more than six months in arrears or a vote is being held on the company's liquidation or a capital reduction. The terms and conditions governing the issuance of the preferred stock contain covenants obliging the issuer to maintain a certain debt/equity ratio.

        The future minimum lease payments under capital leases are as follows:

$ '000	December 31, 2003
2004	5,555
2005	4,377
2006	4,250
2007	4,108
2008	4,095
Thereafter	41,078

Minimum lease payments	63,463

Less amounts representing interest	-20,075

Liabilities under capital leases	43,388
(thereof current portion)	2,726

        The maturities of all financial liabilities, excluding the separately shown liabilities under capital leases, are as follows:

$ '000	December 31, 2003
2004	180,705
2005	42,941
2006	46,636
2007	10,000
2008	33,990
Thereafter	57,397

Total	371,669

        At December 31, 2003, total debt of US$47,755 (December 31, 2002: US$43,838; September 30, 2002: US$17,355; September 30, 2001: US$8,615) was collateralized by mortgages on land and buildings.

        At December 31, 2003, Dynamit Nobel maintained unutilized credit lines of US$40,229. No charges were incurred for the provision of these credit lines.

12)  Provisions for Pensions and Similar Obligations

        Provisions for pensions and similar obligations relate to:

$ '000	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Pension plans	258,540	205,913	193,251	173,504
Other postretirement benefits	14,682	12,454	11,910	10,709
Other accrued pension-related obligations	2,607	2,442	2,489	1,385

Total	275,829	220,809	207,650	185,598

  a)
  Defined-benefit pension plans

  aa)

  aa) Pension liabilities and funded status

        Pension benefits are provided to the majority of employees of the companies included in these combined financial statements. The benefits in Germany usually consist of entitlements to future pension payments. The employees generally receive fixed pension amounts per year of service. The subsidiaries outside Germany operate country-specific pension plans, some of which are funded. Benefit obligations in Germany are primarily unfunded.

        The two tables below show pension liabilities, plan assets, and the funded status for defined benefit pension plans at the companies classified as continuing operations.

					October 1, 2001 to September 30, 2002
	January 1, to December 31, 2003		October 1, to December 31, 2002				October 1, 2000 to September 30, 2001
$ '000						Foreign
	German	Foreign	German	Foreign	German		German	Foreign
Changes in projected benefit obligation
Projected benefit obligation at beginning of year	178,455	138,791	167,209	130,944	155,327	120,833	154,759	116,845
Service cost	2,935	5,377	614	638	2,656	4,661	2,229	4,375
Interest cost	10,962	6,973	2,489	874	9,963	5,855	9,473	5,477
Employee contributions	—	1,439	—	340	—	1,033	—	1,063
Actuarial loss (+) / gain (-)	16,286	-2,148	-23	1,766	1,067	-2,538	8	-3,117
Acquisitions	—	—	—	—	—	—	33	—
Disposals	-332	—	—	—	-5,585	-1,859	—	—
Plan redemptions / reductions	-469	—	—	—	—	—	-2,816	—
Plan changes	—	—	—	—	—	48	—	176
Currency translation adjustment	38,136	15,715	10,787	6,309	13,352	9,480	333	335
Benefits paid	-13,129	-4,931	-2,621	-2,080	-9,571	-6,569	-8,692	-4,321

Projected benefit obligation at end of year	232,844	161,216	178,455	138,791	167,209	130,944	155,327	120,833

Changes in plan assets
Fair value of plan assets at beginning of year	10,017	113,062	9,390	106,161	9,470	100,467	10,284	111,359
Expected return on plan assets	359	6,983	65	657	462	6,010	629	6,668
Actuarial loss (-) / gain (+)	-158	-1,652	—	765	-1,217	-7,122	-1,515	-18,342
Employer contributions	1,010	5,488	210	1,595	769	4,311	841	3,797
Employee contributions	—	1,439	—	340	—	1,033	—	1,063
Currency translation adjustment	2,091	13,273	599	5,624	791	8,031	18	243
Benefits paid	-1,199	-4,931	-247	-2,080	-885	-6,569	-787	-4,321

Fair value of plan assets at end of year	12,120	133,662	10,017	113,062	9,390	106,161	9,470	100,467

12)  Provisions for Pensions and Similar Obligations

	December 31, 2003		December 31, 2002		September 30, 2002		September 30, 2001
$ '000
	German	Foreign	German	Foreign	German	Foreign	German	Foreign
Funded status	220,724	27,554	168,438	25,729	157,819	24,783	145,857	20,366
Unrecognized transition obligation	-2,157	-200	-4,179	-359	-4,490	-378	-6,237	-485
Unrecognized service cost arising from retroactive plan changes	—	-197	—	-227	—	-234	—	-215
Unrecognized actuarial losses (-) / gains (+)	-4,696	-21,251	9,098	-21,323	8,628	-20,494	9,700	-15,850

Net amount recognized	213,871	5,906	173,357	3,820	161,957	3,677	149,320	3,816

The amount recognized is included under the following balance sheet items:
Provisions for pensions and similar obligations	241,630	16,912	190,251	15,663	178,312	14,939	160,212	13,292
Prepaid expenses	—	-1,748	—	-1,899	—	-1,549	—	-1,851
Other intangible assets	-1,022	-19	-1,977	-217	-2,126	-225	-2,952	—
Accumulated other comprehensive income/loss	-26,737	-9,239	-14,917	-9,727	-14,229	-9,488	-7,940	-7,625

Net amount recognized	213,871	5,906	173,357	3,820	161,957	3,677	149,320	3,816
	January 1, to December 31, 2003		October 1, to December 31, 2002		October 1, 2001 to September 30, 2002		October 1, 2000 to September 30, 2001
$ '000
	German	Foreign	German	Foreign	German	Foreign	German	Foreign
Employer contributions	1,010	5,488	210	1,595	769	4,311	841	3,797
Employee contributions	—	1,439	—	340	—	1,033	—	1,063
Payments	13,129	4,931	2,621	2,080	9,571	6,569	8,692	4,321

        Employer contributions of US$7,155 in connection with defined benefit pension plans are expected in 2004 (German: US$568 and; foreign: US$6,587).

ab) Measurement of the additional minimum pension liability

        The decrease of US$5,622, increase of US$556, decrease of US$6,426 and decrease of US$11,184 in the minimum pension liability in 2003, stub period 2002, 2001/2002, and 2000/2001, respectively are included in "Accumulated other comprehensive income/loss".

        The accumulated benefit obligation is US$378,910 at December 31, 2003 and at December 31, 2002 it is US$304,565. At September 30, 2002 it is US$285,805, and at September 30, 2001 it is US$262,176.

ac) Net periodic pension cost

        Net periodic pension cost for German and foreign pension plans is as follows:

	January 1, to December 31, 2003		October 1, to December 31, 2002		October 1, 2001 to September 30, 2002		October 1, 2000 to September 30, 2001
$ '000
	German	Foreign	German	Foreign	German	Foreign	German	Foreign
Service cost	2,935	5,377	614	638	2,656	4,661	2,229	4,375
Interest cost	10,962	6,973	2,489	874	9,963	5,855	9,473	5,477
Expected return on plan assets	-359	-6,983	-65	-657	-462	-6,010	-629	-6,668
Amortization of unrecognized transitional amount	2,568	188	569	—	2,088	139	2,022	131
Amortization of service cost arising from retroactive plan changes	—	29	—	38	—	72	—	26
Amortization of unrecognized net actuarial losses (+) / gains (-)	232	969	-48	226	-340	790	-405	1
Net periodic pension cost	16,338	6,553	3,559	1,119	13,905	5,507	12,690	3,342

ad) Valuation assumptions used

        The assumptions made about the discount rate, future compensation increases, and long-term returns on plan assets, which are used to calculate the accumulated benefit obligation and the net periodic pension cost, vary according to the economic climate in the country in which the pension entitlements were granted and in line with the prevailing capital market conditions. The computation of the accumulated postretirement benefit obligation is based on the actuarial assumptions below (weighted averages).

	December 31, 2003		December 31, 2002		September 30, 2002		September 30, 2001
	German	Foreign	German	Foreign	German	Foreign	German	Foreign
Discount rate	5.50%	4.90%	6.00%	4.91%	6.00%	4.95%	6.50%	4.97%
Rate of compensation increase	3.00%	2.86%	3.00%	2.81%	3.00%	2.82%	3.00%	3.39%

        The actuarial assumptions used to calculate the projected benefit obligation at the relevant balance sheet date are used to compute the interest cost and the cost of pension entitlements arising in the following year. In addition, the long-term returns anticipated at this time are used to determine the returns on plan assets in the following year. The computation of the net periodic pension cost is based on the actuarial assumptions below (weighted averages).

	December 31, 2003		December 31, 2002		September 30, 2002		September 30, 2001
	German	Foreign	German	Foreign	German	Foreign	German	Foreign
Discount rate	5.50%	4.91%	6.00%	4.95%	6.50%	4.97%	6.50%	5.09%
Rate of compensation increase	3.00%	2.81%	3.00%	2.82%	3.00%	3.39%	3.00%	3.33%
Expected long-term return on plan assets	3.52%	6.01%	2.77%	5.77%	4.89%	6.00%	6.49%	6.26%

        The expected long-term return on plan assets is based on local assumptions and the valuation of German and foreign plan assets at their fair value.

        The date on which pension plans are valued is the balance sheet date, i.e. December 31 or September 30 for all German plans and the majority of foreign plans prior to the change of mg's fiscal year.

        During the stub period from October 1 through December 31, 2002, no comprehensive actuarial calculations were carried out for any German pension plan or for some foreign plans. Instead, the actuarial parameters available at September 30, 2002 were used to estimate the accrued pension liability, the projected benefit obligation, and the plan assets. Net periodic pension cost for the stub period is based on one quarter of the estimated cost for the twelve month period ending September 30, 2003. Furthermore, the pension payments made during the stub period 2002 as well as the employer and employee contributions to plan assets were recognized based on actual amounts. The computation of pension cost for 2003 is based on the projected benefit obligation at December 31, 2002.

b) Defined-contribution pension plans

        The individual companies included in these combined financial statements offer various postretirement benefits in the form of defined-contribution pension plans. The pension obligation for these plans resides not with the companies themselves but with the respective pension provider. Total payments to the pension providers of US$2,463 were made in 2003 (stub period 2002: US$757; 2001/2002: US$1,902; 2000/2001: US$1,755).

c) Other postretirement benefits

        In addition to pensions and similar benefits, certain retired employees in Germany are provided with postretirement benefits for private health insurance premiums. Outside Germany, one company in the U.S. provides various retirees with postretirement benefits for health insurance and life assurance.

        The three tables below show accumulated postretirement benefit obligations as well as the reconciliation of the funded status to the amount reported in the balance sheet. They also show the relevant employer and employee contributions, the payments made, and the net periodic cost of other postretirement benefits.

	December 31, 2003		December 31, 2002		September 30, 2002		September 30, 2001
$ '000
	German	Foreign	German	Foreign	German	Foreign	German	Foreign
Accumulated postretirement benefit obligations at end of year	11,140	3,391	8,113	3,298	7,571	3,134	6,538	3,147

Funded status	11,140	3,391	8,113	3,298	7,571	3,134	6,538	3,147
Unrecognized service cost arising from retroactive plan changes	—	107	—	-260	—	-264	—	-444
Unrecognized actuarial losses (-) / gains (+)	-901	945	77	1,227	74	1,396	185	1,282

Net amount recognized	10,239	4,443	8,190	4,265	7,645	4,266	6,723	3,985

	January 1, to December 31, 2003		October 1, to December 31, 2002		October 1, 2001 to September 30, 2002		October 1, 2000 to September 30, 2001
$ '000
	German	Foreign	German	Foreign	German	Foreign	German	Foreign
Employer contributions	—	121	—	29	—	74	—	75
Employee contributions	—	40	—	7	—	32	—	26
Payments	485	161	86	36	311	106	292	101
Net periodic cost	648	300	143	85	540	295	532	353

        No separate plan assets are held to fund the other postretirement benefits.

        Employer contributions of US$133 in connection with additional postretirement benefits are expected in 2004 (German: US$0; foreign: US$133).

        The assumptions used to calculate the accumulated postretirement benefit obligation and the net periodic cost vary according to the economic climate of the country in which the additional postretirement benefits were provided and in line with the prevailing capital market conditions. The computation of the accumulated postretirement benefit obligation is based on the actuarial assumptions below (weighted averages).

	December 31, 2003		December 31, 2002		September 30, 2002		September 30, 2001
	German	Foreign	German	Foreign	German	Foreign	German	Foreign
Discount rate	5.50%	6.25%	6.00%	6.75%	6.00%	7.00%	6.50%	7.50%

        The actuarial assumptions used to calculate the accumulated postretirement benefit obligation at the relevant balance sheet date are used to compute the interest cost and the cost of additional postretirement benefits arising in the following year. The calculation of the net periodic cost is based on the actuarial assumptions below (weighted averages).

	January 1, to December 31, 2003		October 1, to December 31, 2002		October 1, 2001 to September 30, 2002		October 1, 2000 to September 30, 2001
	German	Foreign	German	Foreign	German	Foreign	German	Foreign
Discount rate	5.50%	6.75%	6.00%	7.00%	6.50%	7.50%	6.50%	7.50%

        The changes in the healthcare cost trend over time are as follows:

	January 1, to December 31, 2003		October 1, to December 31, 2002		October 1, 2001 to September 30, 2002		October 1, 2000 to September 30, 2001
	German	Foreign	German	Foreign	German	Foreign	German	Foreign
Healthcare cost trend for the following year	4.00%	9.00%	4.00%	9.50%	4.00%	9.50%	4.00%	9.50%

Level to which the cost trend is likely to fall (final rate)	—	5.00%	—	5.00%	—	5.00%	—	5.00%

Year in which the final rate will be reached	—	2011	—	2011	—	2011	—	2010

        The healthcare cost trend for German additional postretirement benefits has remained constant at 4.0% in recent years. This rate is not expected to change in the next few years and it is therefore not possible to state the probable final rate for German additional postretirement benefits or the year in which this final rate will be reached.

        The measurement dates used are mostly the same as those used for pension plans.

13)  Other Provisions and Accrued Liabilities

        Current- and non-current provisions and accrued liabilities consist of the following:

$ '000	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Current
Taxes	9,264	8,725	11,062	12,441
Personnel	55,927	45,398	44,921	57,870
Environmental and clean-up costs	2,459	1,715	1,824	1,226
Guarantees	2,646	2,301	2,611	4,115
Rebates	5,901	3,451	3,424	3,253
Outstanding invoices from suppliers	16,512	13,760	12,421	12,269
Loss provisions	9,878	2,897	2,776	1,075
Other	20,533	20,461	19,185	23,358

	123,120	98,708	98,224	115,607

Non-current
Taxes	332	2,067	2,018	3,839
Personnel	18,874	12,204	22,945	15,472
Environmental protection and recultivation	21,471	12,919	13,675	14,217
Guarantees	505	73	—	—
Asset retirement obligations	1,085	1,028	—	—
Other	213	357	68	6,283

	42,480	28,648	38,706	39,811

Total	165,600	127,356	136,930	155,418

        Provisions and accrued liabilities for taxes relate to current taxes and were largely established to cover foreign tax liabilities and future tax audits.

        Provisions for personnel expenditures largely comprise bonuses, vacation not yet taken, anniversaries, part-time retirement, and accumulated overtime hours.

        Provisions for environmental protection and recultivation totaled US$23,930 at December 31, 2003 (December 31, 2002: US$14,634; September 30, 2002: US$15,499; September 30, 2001: US$15,443). These provisions largely relate to soil decontamination, treatment of effluents, and the clean-up of landfill sites. In addition to the recorded liabilities, there is a further maximum potential liability risk of US$11,056 at December 31, 2003.

        The cost of cleaning up two landfill sites is being borne by several companies, and the cost of one of these sites is additionally being borne by the local authorities. The share of the cost borne by each of the parties involved is determined by the volume of waste they have dumped at these landfill sites. The share of the cost borne by Dynamit Nobel is 3.9% for one site and less than 1,0% for the other. However, if one of the parties involved is unable to bear its share of the cost, its share is borne jointly by the other parties. At December 31, 2003, there was no indication that it would be necessary for Dynamit Nobel to bear such additional costs.

        At December 31, 2003, two environmental liabilities involving cash flows of US$10,893 and US$2,373 are reported at their net present values of US$6,315 and US$1,892 respectively. The first of these amounts was discounted at a rate of 5.0% and the second at 5.5%. The first of the provisions covers a groundwater decontamination liability and its estimated costs are based on calculations conducted by internal and external experts. Decontamination of the site is expected to be completed in 2029. The second of the provisions relates to the piping for a ditch which is being planned and installed by the local waste treatment authority. This provision was first established on September 30, 2000. The measurement of the provision at December 31, 2003 is based on the assumption that the implementation of these remediation measures will commence in 2007. For both provisions the following payments are expected to be made in subsequent years:

$ '000	December 31, 2003
2004	632
2005	410
2006	410
2007	2,784
2008	410
Thereafter	8,621

Total	13,267

        The table below shows the changes in current and non-current provisions for product warranties. Most warranties run for a term between one and two years in accordance with the legal and contractual provisions.

$ '000	December 31, 2003	December 31, 2002
Balance at beginning of year	2,374	2,611
Payments	-285	-167
Provision for new warranties	1,253	153
Changes in estimates	-701	-369
Foreign currency exchange rate effect	510	146

Balance at end of year	3,151	2,374

        The asset retirement obligation relates to the removal of evaporation basins of brine which are used to produce lithium and the sealing of related bore holes. Removal is expected to commence in 2019 and no payments will be incurred prior to this date. The changes in this provision are as follows:

$ '000	December 31, 2003	December 31, 2002
Balance at beginning of year	1,028	1,015
Accrued interest	57	13

Balance at end of year	1,085	1,028

14)  Minority Interests

        The minority interest at December 31, 2003 relates to the 0.05% outstanding interest in DNVJ Vermögensverwaltung GmbH. Minority interests in prior years essentially consisted of the 40.0% interest in CeramTec Heimbach Dewatering Technology GmbH, which was sold in 2003.

15)  Stock-Based Compensation

Stock option program

        Employees of Dynamit Nobel participate in either the mg's stock option program for executives or in the employee share ownership program, which was expired in 2003. The stock option program is offered annually to executives of the mg Group in tranches, each of which runs for a period of three years. The options can only be exercised if a certain targeted profit increase with respect to mg's pre-tax earnings per share during the three-year period is met. The purchase price for one mg share is determined by dividing the share's market price by the profit increase factor at the time of exercise. Of the total options that had been issued by mg at December 31, 2003,

660,000 (December 31, 2002: 593,000; September 30, 2002: 593,000; September 30, 2001: 452,000) had been issued to executives of Dynamit Nobel.

        The fair value of the options is estimated at the grant date using a modified Black-Scholes model. The fair values of awards granted under the stock option program (expense per option) were computed based on the following assumptions:

Year of grant	2003	2002	2001
Fair value at grant date	US$1.69 per option	US$1.82 per option	US$1.86 per option
Assumptions used:
Volatility of mg's share price over a three-year period	56.4%	51.4%	40.6%
Volatility of EPS increase	60.9%	47.4%	39.0%
Correlation coefficient between stock yield and EPS	0.4241	0.3102	0.3058
Risk-free interest rate	2.46%	4.42%	4.68%
Dividend yield	2.7%	1.0%	1.0%

Employee share ownership program

        Under the employee share ownership program, employees can purchase shares of mg. Eligible participants are all mg Group employees resident in Germany who have an in force employment or training contract at the time they agree to participate in the program and at the time the two-year subscription period expires. These employees may only participate and acquire stock-purchasing rights in their own name and for their own account. The stock-purchasing rights may not be transferred or pledged. Once they have agreed to participate in the program, all eligible employees have the right to purchase either 50, 100 or 200 shares two years after they enroll in the programm.

        The purchase price for employees is calculated as the average of the closing prices for mg shares in Xetra trading on the Frankfurt Stock Exchange over the five trading days following the Annual Shareholders' Meeting of mg technologies ag in the year of the respective agreement to participate in the employee share ownership program, and is fixed on the last of these five trading days, i.e. the purchase price is fixed at the start of the respective employee share ownership program tranche, two years prior to the exercise period.

        During the exercise period, participants can choose to buy the shares and place them in a securities account, or to buy and immediately sell them, or not to exercise their stock-purchasing rights at all. In order to prevent employees from suffering losses if mg's share price performs poorly, their agreement to exercise their stock-purchasing rights is only valid (and is therefore merely conditional) if mg's share price is above the purchase price at the time the stock-purchasing right is exercised.

        If the right to purchase shares on this basis has not been exercised by the time the exercise period expires, the respective employees' stock-purchasing rights expire and their initial deposit is returned with accumulated interest.

        Options for the purchase of 49,400 mg shares had been issued under the employee share ownership program at December 31, 2003 (December 31, 2002: 123,000 shares; September 30, 2002: 128,700 shares; September 30, 2001: 135,050 shares). In the past, it has not been possible to exercise any of the stock-purchasing rights.

        The fair value of these options is calculated at their grant date using a Black-Scholes model. The fair value of each option under the 2002 employee share ownership program was US$2.46 at their grant date; the fair value of each option under the 2001 employee share ownership program was US$2.14.

        Aggregate compensation expense recognized for the stock option program and the employee share ownership program amounted to US$505 in 2003 (2002: US$127; 2001/2002: US$458; 2000/2001: US$303).

16)  Accumulated Other Comprehensive Income/Loss

        Changes in the components of accumulated other comprehensive income/loss are as follows:

$ '000	January 1, to December 31, 2003	October 1, to December 31, 2002	October 1, 2001 to September 30, 2002	October 1, 2000 to September 30, 2001
Accumulated other comprehensive income/loss at beginning of year	-189,554	-226,352	-232,383	-233,139
Unrealized holding gains on available-for-sale securities	-23	-9	-1	8
Realized losses on available-for-sale securities	—	—	—	—
Tax effect of available-for- sale securities	8	2	-1	2

Total gains (losses) on available-for-sale securities	-15	-7	-2	10

Unrealized holding gains on cash flow hedges	3,535	-1,410	-4,542	-2,749
Realized gains on derivatives	1,410	190	—	—
Tax effect of derivatives	-2,584	1,082	1,782	718

Total gains (losses) on derivatives	2,361	-138	-2,760	-2,031

Cumulative translation adjustment	117,374	36,492	12,595	10,832

Change in minimum pension liability	-5,622	556	-6,426	-11,184
Tax effect of change in pension liability	2,334	-105	2,624	3,129

Total gains (losses) on change in pension liability	-3,288	451	-3,802	-8,055

Accumulated other comprehensive loss at end of year	-73,122	-189,554	-226,352	-232,383

17)  Commitments and Contingencies

        The table below details the amounts of contingent liabilities at the respective balance sheet dates:

$ '000	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Guarantees	14,543	1,124	2,271	1,650
Other	32	21	22	27

Total	14,575	1,145	2,293	1,677

        Guarantees in 2003 relate mainly to guarantees issued to mg or a bank on behalf of a subsidiary not combined. The remaining liabilities and those in prior years essentially cover environmental and performance guarantees as well as guarantees for the bank debt of subsidiaries not included in these combined financial statements.

        The terms of guarantees range up to eight years. There are also contingencies whose contingency periods depend on the performance of contractually agreed obligations or the occurrence of certain events. These contingent liabilities are largely to customers, banks and to a lesser degree employees. Dynamit Nobel is subject to claims under its guarantees only if the debtor is unable to meet its contractual obligations.

        Other financial commitments at December 31, 2003 consist of:

$ '000	December 31, 2003
Rental and lease agreements	43,581
(thereof on land and buildings)	(-27,862)
Orders	67,981
(for property, plant and equipment)	(-35,538)
(for inventories)	(-32,443)
(issued to subsidiaries)	(-105)
Factoring and repurchase agreements	5,119

Total	116,681

        Liabilities from rental and lease agreements relate to real estate, plant and equipment, and office furniture and equipment. The leases on real estate mostly contain unlimited terms or fixed terms with an option to extend. Some of the leases contain payment escalation clauses and there are usually no call or put options on the part of the lessor. The terms of the fixed-term leases run until 2021 and some of the buildings have been sub-let.

        The lease terms on office furniture and equipment run until 2010 and they do not contain any payment escalation clauses. Leases containing extension or call options are usually leases on vehicles or plant and equipment.

        Payment obligations for all non-cancelable rental and operating lease agreements are as follows:

$ '000	December 31, 2003
2004	12,754
2005	8,665
2006	5,143
2007	3,227
2008	1,723
Thereafter	12,069

43,581

Income from sub-leases	6,632

Total	36,949

        Several of the companies included in these combined financial statements sell receivables on a revolving basis to financial services providers. In one agreement, Dynamit Nobel as the seller of the receivables retains a subordinated interest in the receivables of less than ten percent of total receivables sold. In cases in which the buyer has recourse to Dynamit Nobel, the maximum exposure is shown under "Factoring and repurchase agreements".

18)  Litigation

        Dynamit Nobel is involved in litigation from time to time in the ordinary course of business. However, Dynamit Nobel does not believe that there is any such litigation, either individually or in the aggregate, that is likely to have a material adverse effect on their business or financial position except that Dynamit Nobel is party to legal proceeds involving a number of product liability and warranty cases, the outcome of which is unclear at present and for which Dynamit Nobel is unable to predict the outcome or the extent, if any, of possible loss exposure.

19)  Derivatives and Financial Instruments

a)    Use of derivative instruments

        Derivative instruments are used to mitigate the risk of adverse movements in interest rates, share prices and other investments.

        Forward exchange contracts are largely used to hedge assets, liabilities, and forecasted transactions and, to a lesser degree, firm commitments denominated in foreign currency. Hedges are used to mitigate the risk of adverse movements in the exchange rates of certain currencies, especially the U.S. dollar and pound sterling.

        Interest rate swaps and options are used to hedge the interest rate risk inherent in liabilities to banks.

        Commodity derivatives are used to a certain degree to mitigate the risks inherent in commodity prices.

b)    Fair value of financial instruments

        The fair value of a financial instrument is the price at which one party is willing to assume the rights and/or obligations arising from this financial instrument from another party. Fair values have been computed on the basis of the market information available at the balance sheet date and the valuation methods outlined below, which are based on certain assumptions. Because of the varying factors influencing them, the fair values stated here may differ from the values that can be realized in the market at the present time.

Financial instruments

        Securities:    Fair value is the market price.

        Cash and cash equivalents:    Owing to their short maturity, the book values of cash and cash equivalents correspond to their fair value.

        Debt:    The fair value of preferred shares is their quoted price. The fair value of other non-current debt corresponds to the present value of future anticipated cash flows. The discount rate used is the current market interest rate on bonds of the same maturity. Due to their short maturity, it is assumed that the nominal value of borrowings under revolving credit facilities or secured borrowings on receivables approximates to their fair value. It is generally assumed that the carrying amount of floating-rate loans corresponds to their fair value.

        Liabilities under capital leases:    In order to compute the fair value of liabilities under capital leases, the future lease installments are discounted at a rate appropriate to their risk and maturity.

Derivative Instruments

        Forward exchange contracts:    The fair value of forward exchange deals is determined using current balance sheet date reference rates that take account of forward premiums and discounts.

        Interest-rate instruments:    The fair value of interest-rate instruments is determined using discounted anticipated future cash flows based on the market interest rates applicable to the residual maturities of these financial instruments. Options are valued using recognized option pricing models.

        The book and fair values of derivatives and financial instruments other than accounts receivable, trade payables, cash and cash equivalents and balances due to or from mg for all of which the carrying amount approximates their fair value, are as follows:

	December 31, 2003		December 31, 2002		September 30, 2002		September 30, 2001
$ '000	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value
Assets
Financial instruments Securities	923	923	207	207	183	183	235	235
Derivatives
Forward exchange contracts	787	787	2,169	2,169	40	40	225	225
Interest-rate instruments	28	28	86	86	121	121	298	298

Liabilities
Financial instruments
Debt	415,058	432,388	331,180	349,266	202,211	219,036	261,510	284,720
Derivatives
Forward exchange contracts	1,945	1,945	3,045	3,045	293	293	593	593
Interest-rate instruments	6,383	6,383	8,412	8,412	7,712	7,712	2,982	2,982
Commodity derivatives	—	—	31	31	271	271	237	237

c)    Nominal values of derivative instruments and credit risk

        The nominal value of derivative instruments is obtained by multiplying their notional amount by the agreed contract prices. The aggregate notional amounts include offsetting buy and sell agreements.

        The notional amounts of derivatives are as follows:

$ '000	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Forward exchange contracts	169,071	225,365	243,273	203,355
Interest-rate instruments	160,664	196,855	193,699	152,313
Commodity derivatives zinc (copper at September 30, 2001 only)	—	4,811	6,415	3,083

        Potential credit risk arises from the non-performance of contractual agreements by the counterparties. Until mid-2003, the counterparties were all banks with investment-grade ratings. In 2003, forward exchange contracts were also concluded with mg as part of its treasury activities. The general credit risk attaching to forward exchange contracts and interest-rate instruments was therefore not material in any of the years presented. The counterparties with respect to commodity derivatives are all counter parties located outside of Germany.

d)    Management of foreign-exchange, interest-rate and other price risks

        Management of foreign-exchange risk:    The international dimension of the company's business gives rise to a foreign-exchange risk that has an impact on its operating results and cash flows. Foreign-exchange risk exists, for example, if sales are billed in a currency other than that of their related costs. In order to mitigate the impact of currency fluctuations, foreign-exchange risk is constantly evaluated and, where necessary, hedged through the use of derivatives (forward exchange contracts). Until mid-2003, Dynamit Nobel was responsible for hedging its own foreign-exchange risk. In doing so, it applied the policies and procedures prescribed by mg.

        Management of interest-rate risk:    Dynamit Nobel monitors its interest-rate risk on an ongoing basis by following changes in its net interest positions that could adversely impact its future cash flows and implementing suitable hedging strategies. Dynamit Nobel enters into interest-rate hedges directly with banks.

        Management of price risk:    Commodity derivatives are used for hedging purposes only. Derivatives contracts are governed by policies and procedures of mg.

e)    Reporting of derivative instruments and hedge accounting

        Management of foreign-exchange risk:    The hedging of foreign-exchange risks inherent in firm commitments and forecasted transactions is accounted for as a cash flow hedge. This requires the foreign-exchange hedge to offset the exposure from the underlying transaction. The effectiveness of the hedge is ensured if the maturity, volume and currency of the underlying transaction and the hedge are identical. The hedge-effective part of the changes in the fair value of derivatives is reported as part of "Accumulated other comprehensive income/loss". The accumulated other comprehensive income is reclassified into income once the firm commitments or forecasted transactions have been recognized. In the following twelve months, a net gain of US$211 is expected to be reclassified from accumulated other comprehensive income/loss to the income statement because the underlying transactions are likely to be recognized in income.

        Sometimes only the net position of a planned transaction is hedged. This macro currency hedge does not qualify for hedge accounting purposes, i.e. changes in the fair value of forward exchange contracts are reported in the statements of income as "Other operating income" or "Other operating expenses". As a result, a net figure of US$344 was reported in the statements of income for 2003.

        Hedge accounting is not generally used to hedge recognized foreign currency denominated receivables and payables, as these constitute a natural hedge. This means that changes in the fair value of these derivatives—and those in the carrying amounts of the respective receivables and liabilities—are recognized in income.

        Foreign-exchange gains and losses are reported as other operating income and other operating expenses respectively.

        At December 31, 2003, Dynamit Nobel held derivatives mostly with maturities of no more than 12 months in order to hedge the foreign-exchange risk of forecasted transactions.

        Interest-rate instruments:    Changes in the fair value of interest-rate swaps designated as cash flow hedges to cover floating-rate bank loans are reported as part of "Accumulated other comprehensive income/loss". This requires that the main characteristics of the interest-rate swap and the bank loan are identical. Gains and losses on interest-rate instruments are reported under "Interest expense, net" as interest expense.

        Changes in the fair value of interest-rate options are excluded from calculations of hedges' effectiveness. For the years presented, interest expense (net) includes the following net losses, which arise from some of the financial instruments which have been excluded from calculations of hedges' effectiveness:

$ '000	December 31, 2003	December 31, 2002	September 30, 2002	September 30, 2001
Net loss	-66	-36	-190	-461

        At December 31, 2003, Dynamit Nobel held interest-rate derivatives with terms of up to 84 months.

        Commodity derivatives:    All changes in the fair value of commodity derivatives are recognized in income.

DYNAMIT NOBEL

CONDENSED COMBINED INCOME STATEMENTS
(Unaudited)

($ '000)	January 1 – June 30, 2004	January 1 – June 30, 2003
Net sales	$885,499	$800,002
Cost of sales	-587,000	-524,899

Gross profit	298,499	275,103

Selling, general and administrative expenses	-181,677	-158,119
Research and development costs	-17,757	-16,141
Other operating income	8,282	12,727
Other operating expenses	-3,205	-9,785

Operating income	104,142	103,785

Income from investments	515	760
Interest expense, net and other financial expense	-14,395	-13,561

Earnings from continuing operations before income taxes and minority interests	90,262	90,984

Income taxes	-32,062	-34,165
Minority interests	0	-309

Earnings from continuing operations	58,200	56,510

Income from discontinued operations	0	1,362
thereof earnings from operations	0	-2,191
thereof gains on disposal	0	6,287
thereof income taxes	0	-2,734

Net income	$58,200	$57,872

See accompanying notes to condensed combined financial statements.

DYNAMIT NOBEL

CONDENSED COMBINED BALANCE SHEET
JUNE 30, 2004
(Unaudited)
(as restated—see Note D-6)

Assets ($ '000)
Cash and cash equivalents	$9,468
Trade receivables	254,246
Receivables from related parties	58,701
Other assets and accounts receivable	60,432
Inventories	275,062
Prepaid expenses	5,797

Current assets	663,706

Investments	40,443
Property, plant and equipment	886,202
Goodwill	402,227
Other intangible assets	19,249
Other assets	10,723
Prepaid expenses	2,617
Deferred tax assets	405,210

Non-current assets	1,766,671

Total assets	$2,430,377

See accompanying notes to condensed combined financial statements.

DYNAMIT NOBEL

CONDENSED COMBINED BALANCE SHEET
JUNE 30, 2004
(Unaudited)
(as restated—see note D-6)

Liabilities and investment by mg ($ '000)
Short-term debt including current portion of long-term debt	$119,554
Trade payables	109,450
Liabilities to related parties	409,547
Accruals and provisions	126,916
Other current liabilities	45,685
Deferred tax liabilities	5,731

Current liabilities	816,883

Long-term debt	203,340
Provisions for pensions and similar obligations	269,998
Other provisions	37,333
Other liabilities	12,010
Deferred tax liabilities	52,991

Non-current liabilities	575,672

Minority interests	2

Investment by mg	1,037,820

Total liabilities and investment by mg	$2,430,377

See accompanying notes to condensed combined financial statements.

DYNAMIT NOBEL

CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(Unaudited)

($ '000)	January 1 - June 30, 2004	January 1 - June 30, 2003
Net income	$58,200	$57,872
Adjustment of net income from discontinued operations	0	1,362
Depreciation and amortization	51,950	45,664
Change in provisions for pensions	4,172	1,715
Change in other provisions	4,921	8,169
Gains on disposal of non-current assets	-490	-6,947
Change in inventories	-9,177	6,726
Change in trade receivables	-61,670	-26,639
Change in trade payables	-51,871	-41,768
Change in deferred tax assets and liabilities	14,074	14,267
Change in other assets and liabilities	-28,338	-2,865

Net cash (used for) provided by operating activities	-18,229	57,556

Proceeds from disposal of fixed assets	13,313	14,403
Purchases of property, plant and equipment and intangible assets	-58,246	-39,442
Purchases of investments and long-term financial assets	-11	-1,191
Purchases of securities	0	-612
Proceeds from disposal of businesses	0	17,801

Net cash used for investing activities	-44,944	-9,041

Principal payments on capital leases liabilities	-1,384	-1,419
Net increase (decrease) in other debt	-76,213	63,429
Net financing provided by (distributed to) mg	149,326	-118,569

Net cash provided by (used for) financing acitivities	71,729	-56,559

Exchange-rate-related change in cash and cash equivalents	-6,920	6,119

Change in cash and cash equivalents	1,636	-1,925

Cash and cash equivalents at beginning of period	7,832	7,007

Cash and cash equivalents at end of period	$9,468	$5,082

See accompanying notes to condensed combined financial statements.

DYNAMIT NOBEL

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(Unaudited)

($ '000)

A)    Description of Business and Basis of Presentation

        Description of Business:    The Dynamit Nobel Group (Dynamit Nobel) specializes in advanced technologies in the fields of chemicals and materials engineering. This internationally active industrial group supplies innovative specialty products to niche markets in several sectors such as the life science, chemical, automotive and construction industries. Its business activities are subdivided into its four business units: Custom Synthesis, Advanced Ceramics, Specialty Chemicals, and Pigment Chemicals.

        Basis of presentation:    The preparation of these Dynamit Nobel condensed combined financial statements is due to the sale of Dynamit Nobel to companies affiliated with Rockwood Specialties Group, Inc. (Rockwood), Delaware, U.S.A., under the Sale and Purchase Agreement of April 19, 2004. Dynamit Nobel is part of the mg technologies ag Group, Frankfurt am Main (mg or mg Group). The Dynamit Nobel segment included in mg's consolidated financial statements is not identical to these condensed combined financial statements of Dynamit Nobel since in addition to the companies included herein, the Dynamit Nobel segment includes the Plastics business unit, the Industrial Ignition Systems business, and the Defense Technology business. Rockwood has not acquired these activities.

        These condensed combined financial statements of Dynamit Nobel include only the assets, liabilities and transactions of the activities that Rockwood has acquired, constituting a carve out from mg's consolidated financial statements and as such the excess of assets over liabilities is reflected as mg's investment in Dynamit Nobel. The condensed combined financial statements of Dynamit Nobel include expenses that have been incurred by mg on behalf of Dynamit Nobel.

        Despite the adjustments made, these condensed combined financial statements do not present the net assets, financial position, results of operations and cash flows of Dynamit Nobel as if it had existed independently of mg. Consequently, the condensed combined financial statements are not indicative of Dynamit Nobel's future development.

        Purchase accounting adjustments including the recognition of goodwill arising from mg's acquisition of Dynamit Nobel are reflected in the condensed combined financial statements of Dynamit Nobel (push-down accounting). These adjustments are accounted for at the reporting unit level.

        The main German operations of Dynamit Nobel are included in the combined tax return of mg technologies ag (mg) for both corporation income tax and local trade taxes. Under the terms of the profit-and-loss transfer agreement between Dynamit Nobel and mg, the taxable income of the Dynamit Nobel entities was transferred to mg and subject to taxation at the parent level. For purposes of these condensed combined financial statements, income taxes were recognized for the German subsidiaries as if Dynamit Nobel had been a separate taxable entity, excluding the tax-sharing agreement with mg. The distribution due to mg as part of the profit-and-loss transfer agreement has been reflected as a distribution from the investment by mg and shown as a liability to related parties.

        Principles of combination:    These condensed combined financial statements include the assets and liabilities and transactions of the combined Dynamit Nobel entities as defined in the Basis of Presentation. In addition, certain variable-interest entities for which Dynamit Nobel is considered to be the primary beneficiary are also included.

        The interim condensed combined financial statements included herein are unaudited. The condensed combined financial statements are presented based upon accounting principles generally accepted in the United States of America ("US GAAP"), except that certain information and footnote disclosures, normally included in financial statements prepared in accordance with US GAAP, have been condensed or omitted. The accompanying condensed combined financial statements should be read in conjunction with the combined financial statements and the notes thereto contained elsewhere herein as of and for the years ended December 31, 2003, September 30, 2002 and 2001, and the three months ended December 31, 2002. Management believes the disclosures herein are adequate and the condensed combined financial statements reflect adjustments consisting only of normal recurring adjustments necessary to present fairly the financial position of Dynamit Nobel as of June 30, 2004 and the results of its operations and its cash flows for the six months ended June 30, 2004 and 2003. The results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

        Currency Translation:    Assets and liabilities of foreign entities where the functional currency is not the US dollar are translated into the reporting currency (US dollar) at year-end exchange rates and income and expenses are translated at the average exchange rates during the period. The resulting translation gains and losses are reported as a component of other comprehensive income.

B)    Summary of Significant Accounting Policies

        Revenue recognition:    Revenue is generated primarily from the sale of products and is recognized once title to the products has passed to the customer, provided the consideration has been contractually agreed or can be determined and collectibility is reasonably assured. If formal customer acceptance is required, revenue is not recognized until it has been obtained. Revenue under service agreements is realized when the service is performed. Customer incentives, discounts, rebates and other allowances reduce the amount of revenue recognized. Freight and shipping costs borne by Dynamit Nobel do not reduce the revenue recognized but are reported as selling expenses. If these costs are passed on to the customer, they are included as part of revenue.

        Comprehensive income:    Comprehensive income includes net income and other comprehensive income, summarized as follows:

	Six months ended June 30,
	2004	2003
Net income	$58,200	$57,872
Other comprehensive income	6,842	54,144

Comprehensive income	$65,042	$112,016

        Other comprehensive income is primarily composed of translation gains and losses, the change in the minimum pension liability and the gains and losses on derivative transactions.

        Stock-based compensation:    mg has established a stock option and employee stock ownership program for its managers and staff. The compensation cost of the options issued under the stock option and employee share ownership program has been recognized in these combined financial statements if this cost is attributable to the managers and staff of the companies included in these combined financial statements. The cost of these options is accounted for at their fair value at the grant date in accordance with SFAS 123 ("Accounting for Stock-Based Compensation") and is recognized over the service period, which is usually the vesting period. The cost of the options is reported under "Selling, general and administrative expenses".

        Aggregate compensation expense recognized for the stock option program and the employee share ownership program amounted to $160 and $252 in the six months ended June 30, 2004 and 2003. Upon the closing of the sale of Dynamit Nobel to companies affiliated with Rockwood Specialties Group, Inc. all such options effectively expired unexercised.

        Estimates:    The preparation of these condensed combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the period. Estimates include assessing the impairment of goodwill, intangibles and other long-lived assets, valuation allowances on deferred income taxes, the collectibility of accounts receivable, the use and recoverability of inventory, product warranty claims and environmental remediation liabilities, among others.

        Additionally, factors that may cause these amounts to differ from projections are deterioration in the global economy, movements in exchange rates and interest rates, significant litigation, and changes in environmental or other statutory regulations. Production errors, the loss of key customers, and changes in funding can also impair Dynamit Nobel's future performance.

        Although such estimates are based on management's best judgment, due to the inherent uncertainties in the estimating process, actual results could differ from these estimates.

        Recent Accounting Pronouncements:    No new accounting pronouncements have been adopted nor issued during 2004 that would have a significant impact on the Company's financial position, results of operations or cash flows.

C)    Disposal of Business

        Effective June 10, 2003, the Glazing Sealing Compounds business belonging to the Specialty Chemicals business unit was transferred to KÖMMERLING CHEMISCHE FABRIK GmbH, Pirmasens, Germany, as part of an asset transaction. The disposal generated a gain of US$6,427, which forms part of the income from discontinued operations.

        The assets and liabilities belonging to this business are each reported separately at December 31, 2002 as current assets and liabilities in "Other assets and accounts receivable" (US$13,332) and "Other current liabilities" (US$3,860), respectively. The assets held for sale at December 31, 2002 include goodwill of US$5,408, property, plant and equipment of US$2,364 and inventories of US$5,389. The liabilities consist of trade payables, accrued liabilities and provisions.

D)    Notes to the Condensed Combined Financial Statements

1)    Inventories:

        Inventories are comprised of the following as of June 30, 2004:

Raw materials and supplies	$83,327
Work-in-process	64,283
Finished goods	107,169
Merchandise	20,283

$275,062

2)    Goodwill:

        Below are goodwill balances and activity:

Balance, December 31, 2003	$405,247
Foreign exchange	(3,020)

Balance, June 30, 2004	$402,227

3)    Other Intangible Assets:

        Other intangible assets as of June 30, 2004 consist of:

Patents, licenses, trademarks and similar assets	$50,816
Less accumulated amortization	(34,695)

Patents, licenses, trademarks and similar assets, net	16,121

Software	18,439
Less accumulated amortization	(16,314)

Software	2,125

Intangible pension assets	1,003

Other intangible assets, net	$19,249

        Amortization of other intangible assets was $2,612 and $3,066 for the six months ended June 30, 2004 and 2003, respectively.

4)    Employee Benefit Plans:

        The following represents the net periodic pension benefit costs and related components in accordance with SFAS 132:

	Six months ended June 30,
	2004	2003
Service cost	$3,756	$4,156
Interest cost	8,649	8,968
Expected return on plan assets	(505)	(3,671)
Amortization of unrecognized transitional amount	0	1,378
Net amortization of prior experience losses	2,026	615

Net periodic benefit cost	$13,926	$11,446

5)    Contingencies:

        Dynamit Nobel is involved in litigation from time to time in the ordinary course of business. However, Dynamit Nobel does not believe that there is any such litigation, either individually or in the aggregate, that is likely to have a material adverse effect on their business or financial position except that Dynamit Nobel is party to legal proceeds involving a number of product liability and warranty cases, the outcome of which is unclear at present and for which Dynamit Nobel is unable to predict the outcome or the extent, if any, of possible loss exposure.

6)    Balance Sheet Restatement:

        Subsequent to the issuance of the condensed combined financial statements for the six-month period ended June 30, 2004, Dynamit Nobel determined that the distribution related to the profit-and-loss agreement with Dynamit Nobel's parent, mg technologies ag, was not recorded. Therefore, the balance sheet as of June 30, 2004 has been restated.

        As a result, current liabilities as of June 30, 2004 have increased approximately $57,875 from the amount previously recorded with a corresponding decrease in investment by mg. Such balance sheet restatement does not change the condensed combined statements of income or cash flows and has no effect on the previously reported net income. In addition, such statement does not change the pro forma condensed combined statements of operations.

7)    Accounts Receivable from and Liabilities to Related Parties:

        Current accounts receivable from related parties as of June 30, 2004 consist of the following:

Accounts receivable from mg	$46,041
Accounts receivable from subsidiaries	12,660

Total	$58,701

        Current liabilities to related parties as June 30, 2004 consist of the following:

Liabilities to mg	$407,398
Liabilities to subsidiaries	2,149

Total	$409,547

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including               , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

              Shares
 Rockwood Holdings, Inc.

Common Stock

Goldman, Sachs & Co.

Credit Suisse First Boston

Lehman Brothers

UBS Investment Bank

Representatives of the Underwriters

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses in connection with this offering. All amounts are estimated except the SEC registration fee and the NASD filing fee:

SEC Registration Fee		$58,850.00
Printing and Engraving Expenses		*
Legal Fees		*
Accounting Fees		*
NYSE Listing Fees		*
NASD Filing Fee		50,500.00
Miscellaneous		*

Total	$	*

*
to be filed by amendment

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Rockwood Holdings, Inc., or the Registrant, is a Delaware corporation. Section 145 of the Delaware General Corporation Law, or the "DGCL", grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations or the directors' fiduciary duty of care, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

        Article SEVENTH of the Registrant's Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1) provides that except as otherwise provided by the DGCL, no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

        Article IV of the Registrant's By-laws provides that the Registrant shall indemnify directors and officers of the Registrant as specified in the Certificate of Incorporation. In addition, to the fullest extent permitted by the DGCL, the Registrant shall indemnify any current or former director or officer of the Registrant and may, at the discretion of the Board of Directors, indemnify any current or former employee or agent of the Registrant against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding brought by or in the light of the Registrant or otherwise, to which he was or is a party by reason of his current or former position with the

Registrant or by reason of the fact that he is or was serving, at the request of the Registrant, as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

        The Registrant's By-laws also provides that expenses incurred by a person who is or was a director or officer of the Registrant in appearing at, participating in or defending any such action, suit or proceeding shall be paid by the Registrant at reasonable intervals in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Registrant as authorized by the Registrant's By-laws. If a claim under the Registrant's By-laws is not paid in full by the Registrant within ninety days after a written claim has been received by the Registrant, the claimant may at any time thereafter bring suit against the Registrant to recover the part, the claimant shall be paid also the expense of prosecuting such claim.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

        Within the past three years, the Registrant has issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act of 1933, as amended, as transactions by an issuer not involving any public offering thereunder. All of the below-referenced securities are deemed restricted securities for the purpose of the Securities Act.

        From February 2001 to May 2003, the Registrant issued 16,470 shares of its common stock, par value $.01 per share, or its "common stock," to certain of its officers and employees for an aggregate consideration of $8.2 million under its 2001 management equity program; the Registrant subsequently repurchasesd 2,750 of these shares of common stock.

        On July 23, 2003, the Registrant issued 25,000 shares of its redeemable convertible preferred stock and warrants to purchase 28,000 additional shares of Common Stock to an affiliate of Kohlberg Kravis Roberts & Co. L.P., or KKR, for an aggregate consideration of $25.0 million in connection with the refinancing of certain of its long-term debt.

        On July 31, 2004, the Registrant issued 531,250 shares of common stock to affiliates of KKR for an aggregate consideration of $265.625 million and 318,750 shares of common stock to DLJ Merchant Banking Partners III, L.P. and its affiliated funds for an aggregate consideration of $159.375 million in connection with the financing of the acquisition by the Registrant's subsidiaries of four businesses of Dynamit Nobel.

        From September 24, 2004 to December 15, 2004, the Registrant issued 13,950 shares of common stock to certain of its officers and employees for an aggregate consideration of approximately $7.0 million under its 2004 management equity program.

        The sales of the above securities were exempt from the registration requirements of the Securities Act, in reliance on Section 4(2) of the Securities Act, Regulation S, Regulation D or Rule 701 promulgated thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. There were no underwriters involved in connection with the sale of the above securities.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibit Index

        A list of exhibits filed with this registration statement on Form S-1 is set forth on the Exhibit Index and is incorporated in this Item 16(a) by reference.

  (b)
  Financial Statement Schedule

SCHEDULE I—Condensed Financial Information of Registrant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

  To the Board of Directors and Stockholders of

  Rockwood Holdings, Inc.:

        We have audited the consolidated financial statements of Rockwood Holdings, Inc. and Subsidiaries as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003 and have issued our report thereon dated February 10, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to an accounting change discussed in Notes 1 and 5); such consolidated financial statements and report are included elsewhere in this prospectus. Our audits also included the financial statement schedule of Rockwood Holdings Inc. and subsidiaries, listed in Item 16 (b). This financial statement schedule is the responsibility of Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

/s/  DELOITTE & TOUCHE LLP

Parsippany, New Jersey
February 10, 2005

ROCKWOOD HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF OPERATIONS
(Dollars in millions)

	Year ended December 31,
	2003	2002	2001
EQUITY IN UNDISTRIBUTED LOSSES OF SUBSIDIARIES	$91.7	$68.2	$54.4

NET LOSS	$(91.7)	$(68.2)	$(54.4)

These condensed financial statements should be read in conjunction with the accompanying consolidated financial statements and notes thereto of Rockwood Holdings, Inc. and Subsidiaries.

See accompanying notes to condensed financial statements.

ROCKWOOD HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED BALANCE SHEETS
(Dollars in millions, except share amounts)

	December 31,
	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$2.8

Total current assets	—	2.8
INVESTMENT IN SUBSIDIARIES	141.0	154.3
DUE FROM AFFILIATES	15.2	15.2
OTHER ASSETS	0.8	0.8

TOTAL ASSETS	$157.0	$173.1

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	$0.8	$0.1

Total current liabilities	0.8	0.1
Total liabilities	0.8	0.1
REDEEMABLE CONVERTIBLE PREFERRED STOCK ($.01 par value, $26.7 aggregate liquidation preference; 50,000 shares authorized; 25,000 shares issued and outstanding)	30.1	—
STOCKHOLDERS' EQUITY:
Common stock ($.01 par value, 1,000,000 shares authorized; 610,743 shares issued and 607,993 shares outstanding at December 31, 2003; 610,643 shares issued and 607,893 shares outstanding at December 31, 2002)	—	—
Paid-in capital	291.4	297.0
Accumulated other comprehensive income	84.4	34.5
Accumulated deficit	(247.3)	(155.6)
Treasury stock; at cost	(1.4)	(1.4)
Other	(1.0)	(1.5)

Total stockholders' equity	126.1	173.0

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$157.0	$173.1

These condensed financial statements should be read in conjunction with the accompanying consolidated financial statements and notes thereto of Rockwood Holdings, Inc. and Subsidiaries.

See accompanying notes to condensed financial statements.

ROCKWOOD HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF CASH FLOWS
(Dollars in millions)

	Year Ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(91.7)	$(68.2)	$(54.4)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Equity in undistributed losses of subsidiaries	91.7	68.2	54.4
Changes in assets and liabilities, net of the effect of foreign currency translation and acquisitions:
Accrued expenses and other liabilities	(3.1)	(1.1)	0.3

Net cash (used in) provided by operating activities	(3.1)	(1.1)	0.3

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in subsidiaries	(25.0)	—	—

Net cash used in investing activities	(25.0)	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock	0.1	0.2	3.6
Repurchase of common stock	—	(0.9)	(0.4)
Issuance of redeemable convertible preferred stock	25.0	—	—
Other changes to stockholders' equity	(0.6)	1.3	(0.2)

Net cash used in financing activities	24.5	0.6	3.0

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3.6)	(0.5)	(3.3)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2.8	3.3	—

CASH AND CASH EQUIVALENTS, END OF YEAR	$(0.8)	$2.8	$3.3

These condensed financial statements should be read in conjunction with the accompanying consolidated financial statements and notes thereto of Rockwood Holdings, Inc. and Subsidiaries.

See accompanying notes to condensed financial statements.

Notes to Condensed Financial Statements

        The accompanying condensed financial statements of Rockwood Holdings, Inc. (the "Registrant") should be read in conjunction with the consolidated financial statements and notes thereto of Rockwood Holdings, Inc. and Subsidiaries included else where in this prospectus.

1.     BASIS OF PRESENTATION

        Pursuant to rules and regulations of the Securities and Exchange Commission, the unconsolidated condensed financial statements of Rockwood Holdings Inc. (the Company) do not reflect all of the information and notes normally included with financial statements prepared in accordance with generally accepted accounting principles. Therefore, these financial statements should be read in conjunction with the consolidated financial statements and related notes thereto included in the prospectus.

        Accounting for subsidiaries—The Company has accounted for the losses of its subsidiaries under the equity method in the unconsolidated condensed financial statements.

2.     REDEEMABLE CONVERTIBLE PREFERRED STOCK

        The Company issued $25.0 million of its redeemable convertible preferred stock to an affiliate of KKR in July 2003. See Note 12—Redeemable Convertible Preferred Stock to the consolidated financial statements.

3.     STOCK-BASED COMPENSATION

        The Company has in place an Amended and Restated 2003 Stock Purchase and Option Plan. See Note 11—Stock-Based Compensation to the consolidated financial statements.

4.     DIVIDEND RESTRICTIONS

        Under the terms of the senior secured credit facilities of Rockwood Holdings, Inc. and subsidiaries, certain subsidiaries may not, subject to certain exceptions, (i) declare or pay any dividends, other than dividends payable solely in its equity interests; (ii) redeem or otherwise acquire or retire for value any of its or its parent companies' equity interests; (iii) make any principal payment on or otherwise acquire or retire for value any subordinated indebtedness; or (iv) make any loan or capital contribution to, or purchase any securities or assets of, any person. So long as no default exists, the Company's subsidiaries may make certain otherwise restricted payments, such as (i) redeeming capital stock with the proceeds from concurrent equity contributions; (ii) repurchasing shares of their capital stock pursuant to employee stock plans or shareholder agreements; (iii) paying dividends to any parent company; (iv) paying taxes; (v) making certain permitted investments; or (vi) redeeming or refinancing certain other debt obligations; however, some of these permitted payments are subject to certain limitations and others may only be made subject to compliance with certain financial covenants, such as Debt to EBITDA ratio (as defined).

        Generally, under the terms of the 2011 Notes and the 2014 Notes, the Company's subsidiaries may not (i) declare or pay any dividend on their equity interests other than dividends payable solely in equity interests or in options, warrants, or other rights to purchase such equity interests; (ii) redeem or otherwise acquire or retire for value any of the Company's subsidiaries or the Company's equity interests; (iii) make any principal payment on or otherwise acquire or retire for value any subordinated indebtedness; or (iv) make any loan or capital contribution to, or purchase any securities or assets of, any person. These restrictions do not apply if, at the time of taking any of these actions, (a) no Default or Event of Default exists under the Company's debt obligations, (b) immediately after taking such action, the Company could incur additional indebtedness without violating the Company's debt covenants, and (c) the total amount of payments made pursuant to the above actions does not exceed the sum of (1) 50% of net income, (2) the proceeds of any capital contributions or equity offerings, and (3) the fair market value of any unrestricted subsidiary redesignated as a restricted subsidiary. Numerous exceptions to these general prohibitions exist that permit the Company's subsidiaries to make certain restricted payments without compliance with (a), (b) and (c).

ITEM 17.    UNDERTAKINGS

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (1)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (2)   The undersigned registrant hereby undertakes that:

            (a)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (b)   For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Rockwood Holdings, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on February 11, 2005.

Rockwood Holdings, Inc.
By:
/s/ THOMAS J. RIORDAN Name: Thomas J. Riordan Title: Senior Vice President, Law & Administration

        We, the undersigned directors and officers of Rockwood Holdings, Inc., do hereby constitute and appoint Thomas J. Riordan and Michael W. Valente, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on February 11, 2005.

Signature	Title
/s/ SEIFI GHASEMI Seifi Ghasemi	Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ ROBERT J. ZATTA Robert J. Zatta	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ JAMES SULLIVAN James Sullivan	Corporate Controller (Principal Accounting Officer)
/s/ BRIAN F. CARROLL Brian F. Carroll	Director
/s/ TODD A. FISHER Todd A. Fisher	Director

/s/ EDWARD A. GILHULY Edward A. Gilhuly	Director
/s/ PERRY GOLKIN Perry Golkin	Director
/s/ ALEX MOREY Alex Morey	Director
/s/ SUSAN SCHNABEL Susan Schnabel	Director
/s/ FREDRIK SJÖDIN Fredrik Sjödin	Director

EXHIBIT INDEX

Exhibit No.		Description of Exhibit
1.1	(A)	Form of Underwriting Agreement
2.1	(B)	Business and Share Sale and Purchase Agreement, dated September 25, 2000 between Rockwood Holdings, Inc. and Laporte plc
2.2	(C)	Sale and Purchase Agreement, dated April 19, 2004 among mg technologies ag and MG North America Holdings Inc., as Sellers and other parties named as purchasers therein.
3.1	(A)	Amended and Restated Certificate of Incorporation of Rockwood Holdings, Inc.
3.2	(A)	By-Laws of Rockwood Holdings, Inc.
4.1	(A)	Form of Certificate of Common Stock
4.2		Warrant Agreement, dated as of July 23, 2003, between Rockwood Holdings, Inc. and KKR Millennium Fund L.P.
4.3		Registration Rights Agreement, dated as of November 20, 2000, among Rockwood Holdings, Inc., KKR 1996 Fund L.P. and KKR Partners II, L.P.
4.4		First Amendment, dated as of July 23, 2003, to the Registration Rights Agreement, among Rockwood Holdings, Inc., KKR 1996 Fund L.P., KKR Partners II, L.P. and KKR Millennium Fund L.P.
4.5	(B)	Indenture, dated as of July 23, 2003, among Rockwood Specialties Group, Inc., the Guarantors named therein and The Bank of New York, as Trustee
4.6		Supplemental Indenture, dated as of July 31, 2004, among Rockwood Specialties Group, Inc., the Guarantors named therein and The Bank of New York, as Trustee
4.7	(B)
Registration Rights Agreement, dated as of July 23, 2003, among Rockwood Specialties Group, Inc., the Guarantors named therein and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and Goldman, Sachs & Co., as Initial Purchasers
4.8
Stockholders Agreement, dated as of July 29, 2004, among Rockwood Holdings, Inc., KKR 1996 Fund, L.P., KKR Partners II, L.P., KKR Millennium Fund, L.P., KKR Partners III, L.P., KKR European Fund, Limited Partnership and DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ Offshore Partners III, C.V., DLJ MB Partners III GmbH & Co. KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P.
4.9	(D)	Indenture, dated as of November 10, 2004, among Rockwood Specialties Group, Inc., the Guarantors named therein and The Bank of New York, as Trustee
4.10	(D)
Registration Rights Agreement, dated as of November 10, 2004, among Rockwood Specialties Group, Inc., the Guarantors named therein and Credit Suisse First Boston (Europe) Limited, Goldman, Sachs & Co., UBS Limited, Credit Suisse First Boston LLC, UBS Securities LLC, BNP Paribas Securities Corp., ING Financial Markets LLC, NatCity Investments, Inc., Rabo Securities USA, Inc. and WestLB AG, London Branch, as the Initial Purchasers

4.11		Investors' Rights Agreement, dated as of November 20, 2000, among K-L Holdings, Inc., KKR 1996 Fund L.P., KKR Partners II L.P. and Merrill Lynch Capital Corporation
4.12
Amendment and Supplement No. 1 dated as of February 7, 2001 to the Investors' Rights Agreement, dated as of November 20, 2000,among Rockwood Holdings, Inc., KKR 1996 Fund L.P., KKR Partners II, L.P., Merrill Lynch Capital Corporation and Allianz Lebensversichenings—AG, Stuttgart
4.13		Supplement No. 2 dated as of January 14, 2005 to the Investors' Rights Agreement, dated as of November 20, 2000, among Rockwood Holdings, Inc., Merrill Lynch Capital Corporation and SPCP Group, L.L.C.
4.14		PIK Bridge Loan Agreement, dated as of November 20, 2000, among Rockwood Specialties Consolidated, Inc., the lenders named therein, Merrill Lynch Capital Corporation and Merrill Lynch International.
5.1	(A)	Opinion of Simpson Thacher & Bartlett LLP
10.1	(E)
Credit Agreement, dated as of July 30, 2004, among Rockwood Specialties Group, Inc., Rockwood Specialties Limited, Rockwood Specialties International, Inc., the lenders party thereto, Credit Suisse First Boston, acting through its Cayman Islands Branch, as Administrative agent and Collateral agent, and UBS Securities LLC and Goldman Sachs Credit Partners L.P., as Co-Syndication Agents
10.2	(F)
First Amendment, dated as of October 8, 2004, to the Credit Agreement, dated as of July 30, 2004, among Rockwood Specialties Group, Inc., Rockwood Specialties Limited, Rockwood Specialties International, Inc., the lenders party thereto, Credit Suisse First Boston, acting through its Cayman Islands Branch, as Administrative agent and Collateral agent, and UBS Securities LLC and Goldman Sachs Credit Partners L.P., as Co-Syndication Agents
10.3	(G)
Second Amendment, dated as of December 10, 2004, to the Credit Agreement, dated as of July 30, 2004, among Rockwood Specialties Group, Inc., Rockwood Specialties Limited, Rockwood Specialties International, Inc., the lenders party thereto, Credit Suisse First Boston, acting through its Cayman Islands Branch, as Administrative agent and Collateral agent, and UBS Securities LLC and Goldman Sachs Credit Partners L.P., as Co-Syndication Agents
10.4	(E)
Security Agreement, dated as of July 30, 2004, among Rockwood Specialties International, Inc., Rockwood Specialties Group, Inc., as US Borrower, the Subsidiaries of the U.S. Borrower named therein and Credit Suisse First Boston, acting through its Cayman Islands Branch, as Administrative agent
10.5	(E)
Pledge Agreement, dated as of July 30, 2004, among Rockwood Specialties Group, Inc., as U.S. Borrower, the Subsidiaries of the U.S. Borrower named therein and Credit Suisse First Boston, acting through its Cayman Islands Branch, as Administrative agent
10.6	(E)
Guarantee, dated as of July 30, 2004, among Rockwood Specialties International, Inc., Rockwood Specialties Group, Inc., as U.S. Borrower, the Subsidiaries of the U.S. Borrower named therein and Credit Suisse First Boston, acting through its Cayman Islands Branch, as Administrative agent

10.7	(E)
Guarantee, dated as of July 30, 2004, among Rockwood Specialties Group, Inc., the Subsidiaries of Rockwood Specialties Limited named therein and Credit Suisse First Boston, acting through its Cayman Islands Branch, as Administrative agent
10.8	(E)
Senior Subordinated Loan Agreement, dated as of July 30, 2004, among Rockwood Specialties Group, Inc., the lenders party thereto, Credit Suisse First Boston, acting through its Cayman Islands Branch, UBS Securities LLC and Goldman Sachs Credit Partners L.P., as Lead Arrangers, Credit Suisse First Boston, acting through its Cayman Islands Branch, as Administrative Agent, Goldman Sachs Credit Partners L.P., as Syndication Agent, and UBS AG, Stamford Branch, as Documentation Agent
10.9	(E)
Guarantee, dated as of July 30, 2004, among the Subsidiaries of Rockwood Specialties Group, Inc. named therein and Credit Suisse First Boston, acting through its Cayman Islands Branch, UBS Securities LLC and Goldman Sachs Credit Partners L.P. and UBS AG, Stamford Branch, as Agents
10.10	(B)	Deed of Tax Covenant dated September 25, 2000 between Rockwood Holdings, Inc. and Laporte plc
10.11	(B)	Environmental Deed dated September 25, 2000 between Rockwood Holdings, Inc. and Laporte plc
10.12	(B)	Form of Management Stockholder's Agreement, dated as of January 30, 2001, between Rockwood Holdings, Inc. and each Management Stockholder (as defined therein)
10.13		Form of Management Stockholder's Agreement, dated as of November 30, 2004 between Rockwood Holdings, Inc. and each Management Stockholder (as defined therein)
10.14		Form of Amended and Restated Management Stockholder's Agreement, dated as of October , 2004, between Rockwood Holdings, Inc. and each Management Stockholder (as defined therein)
10.15	(B)
Form of Sale Participation Agreement, dated as of January 30, 2001, among Rockwood Holdings, Inc., each Management Stockholder party to the Management Stockholders' Agreement, dated as of January 30, 2001, KKR Partners II L.P. and KKR 1996 Fund L.P.
10.16
Form of Sale Participation Agreement, dated as of November 30, 2004, among KKR 1996 Fund L.P., KKR Partners II L.P., KKR Millennium Fund, L.P., KKR Partners III, L.P. and KKR European Fund, Limited Partnership and each Management Stockholder (as defined therein)
10.17		Form of Amended and Restated Sale Participation Agreement, dated as of October , 2004, between Rockwood Holdings, Inc. and each Management Stockholder (as defined therein)
10.18	(B)	Form of Pledge Agreement in favor of Rockwood Specialties, Inc. made by an executive officer in connection with 2001 management equity program
10.19	(B)	Form of Promissory Note made by an executive officer in connection with 2001 management equity program
10.20	(H)	Amended and Restated Management Stockholder's Agreement, dated as of September 24, 2004, between Rockwood Holdings, Inc. and Seifollah Ghasemi

10.21	(H)
Amended and Restated Sale Participation Agreement, dated as of September 24, 2004, among Seifollah Ghasemi, KKR 1996 Fund L.P., KKR Partners II, L.P., KKR Millennium Fund, L.P., KKR Partners III, L.P. and KKR European Fund, Limited Partnership
10.22	(H)
Time Stock Option Agreement, dated as of September 24, 2004, between Rockwood Holdings, Inc. and Seifollah Ghasemi (included as Exhibit A to the Second Amendment to the Employment Agreement listed as Exhibit 10.36 herewith)
10.23	(H)
Time/Performance Stock Option Agreement, dated as of September 24, 2004, between Rockwood Holdings, Inc. and Seifollah Ghasemi (included as Exhibit B to the Second Amendment to the Employment Agreement listed as Exhibit 10.36 herewith)
10.24	(I)	Amended and Restated Management Stockholder's Agreement, dated as of October 15, 2004, between Rockwood Holdings, Inc. and Robert J. Zatta
10.25	(I)	Time/Performance Stock Option Agreement, dated as of October 15, 2004, between Rockwood Holdings, Inc. and Robert J. Zatta
10.26	(I)	Performance Stock Option Agreement, dated as of October 15, 2004, between Rockwood Holdings, Inc. and Robert J. Zatta
10.27	(I)	Amended and Restated Sale Participation Agreement, dated as of October 15, 2004, between Rockwood Holdings, Inc. and Robert J. Zatta
10.28		Amendment to Stock Option Agreement, dated as of October 15, 2004, between Rockwood Holdings, Inc. and Robert J. Zatta
10.29	(I)	Amended and Restated Management Stockholder's Agreement, dated as of October 15, 2004, between Rockwood Holdings, Inc. and Thomas J. Riordan
10.30	(I)	Time/Performance Stock Option Agreement, dated as of October 15, 2004, between Rockwood Holdings, Inc. and Thomas J. Riordan
10.31	(I)	Performance Stock Option Agreement, dated as of October 15, 2004, between Rockwood Holdings, Inc. and Thomas J. Riordan
10.32	(I)	Amended and Restated Sale Participation Agreement, dated as of October 15, 2004, between Rockwood Holdings, Inc. and Thomas J. Riordan
10.33		Amendment to Stock Option Agreement, dated as of October 15, 2004, between Rockwood Holdings, Inc. and Thomas J. Riordan
10.34	(J)	Amended and Restated 2003 Stock Purchase and Option Plan for Rockwood Holdings, Inc.
10.35		First Amendment to Amended and Restated 2003 Stock Purchase and Option Plan for Rockwood Holdings, Inc.
10.36	(B)	Employment Agreement dated as of September 28, 2001 between Rockwood Holdings, Inc. and Seifi Ghasemi
10.37	(H)	First Amendment, dated as of August 9, 2004, to the Employment Agreement dated as of September 28, 2001 between Rockwood Holdings, Inc. and Seifi Ghasemi

10.38	(H)	Second Amendment, dated as of September 24, 2004, to the Employment Agreement dated as of September 28, 2001 between Rockwood Holdings, Inc. and Seifi Ghasemi
10.39	(B)	Employment Agreement dated as of March 21, 2001 between Rockwood Specialties, Inc. and Robert J. Zatta
10.40	(I)	Amendment, dated as of October 19, 2004, to the Employment Agreement, dated as of March 21, 2001 between Rockwood Specialties, Inc. and Robert J. Zatta
10.41	(B)	Employment Agreement dated as of October 14, 1994 and amended as of August 26, 1999 between Laporte Inc. and Thomas J. Riordan
10.42	(B)	Profit-Sharing/401(K) Plan for Employees of Rockwood Specialties, Inc.
10.43	(B)	The Rockwood Specialties, Inc. Money Purchase Pension Plan
10.44	(B)	Supplementary Savings Plan of Laporte Inc.
10.45	(B)	Rockwood Specialties, Inc. Deferred Compensation Plan
11.1	(A)	Statement regarding computation of per share earnings
21.1		List of Subsidiaries
23.1	(A)	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2		Consent of Deloitte & Touche LLP
23.3		Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschftsprüfungsgesellschaft
24.1		Powers of Attorney (included in the signature pages to the registration statement)

(A)
To be filed by amendment.

(B)
Incorporated by reference to the Registration Statement on Form S-4 of Rockwood Specialties Group, Inc. filed on October 14, 2003.

(C)
Incorporated by reference to the Current Report on Form 8-K of Rockwood Specialties Group, Inc. filed on May 4, 2004.

(D)
Incorporated by reference to the Current Report on Form 8-K of Rockwood Specialties Group, Inc. filed on November 12, 2004.

(E)
Incorporated by reference to the Current Report on Form 8-K of Rockwood Specialties Group, Inc. filed on August 4, 2004.

(F)
Incorporated by reference to the Current Report on Form 8-K of Rockwood Specialties Group, Inc. filed on October 12, 2004.

(G)
Incorporated by reference to the Current Report on Form 8-K of Rockwood Specialties Group, Inc. filed on December 14, 2004.

(H)
Incorporated by reference to the Current Report on Form 8-K of Rockwood Specialties Group, Inc. filed on September 30, 2004.

(I)
Incorporated by reference to the Current Report on Form 8-K of Rockwood Specialties Group, Inc. filed on October 19, 2004.

(J)
Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-4 of Rockwood Specialties Group, Inc. filed on December 18, 2003.

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PROSPECTUS SUMMARY
Our Company
Dynamit Nobel Acquisition
Other Acquisitions
Rockwood Holdings, Inc.
Ownership Structure
The Offering
Risk Factors
Rockwood Summary Historical and Pro Forma Financial Data
Dynamit Nobel Summary Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2004
ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES Notes to Unaudited Pro Forma Condensed Combined Balance Sheet
ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES Unaudited Pro Forma Condensed Combined Information for the Nine Months Ended September 30, 2004
ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES Unaudited Pro Forma Condensed Combined Information for the Year Ended December 31, 2003
ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES Notes to Unaudited Pro Forma Condensed Combined Information
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DYNAMIT NOBEL ACQUISITION
BUSINESS
MANAGEMENT
Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End/SAR Values
PRINCIPAL STOCKHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
Paid by Rockwood Holdings, Inc.
LEGAL MATTERS
EXPERTS
MARKET SHARE AND INDUSTRY DATA
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in millions, except per share amounts)
ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Dollars in millions, except per share amounts)
ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in millions)
ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (Dollars in millions)
ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in millions, except per share amounts) (Unaudited)
ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (Dollars in millions, except per share amounts) (Unaudited)
ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in millions) (Unaudited)
ROCKWOOD HOLDINGS, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
DYNAMIT NOBEL COMBINED INCOME STATEMENTS
DYNAMIT NOBEL COMBINED BALANCE SHEETS
DYNAMIT NOBEL COMBINED BALANCE SHEETS
DYNAMIT NOBEL COMBINED STATEMENTS OF CASH FLOWS
DYNAMIT NOBEL COMBINED STATEMENTS OF CHANGES IN INVESTMENT BY MG TECHNOLOGIES AG
DYNAMIT NOBEL NOTES TO COMBINED FINANCIAL STATEMENTS ($ '000)
DYNAMIT NOBEL CONDENSED COMBINED INCOME STATEMENTS (Unaudited)
DYNAMIT NOBEL CONDENSED COMBINED BALANCE SHEET JUNE 30, 2004 (Unaudited) (as restated—see Note D-6)
DYNAMIT NOBEL CONDENSED COMBINED BALANCE SHEET JUNE 30, 2004 (Unaudited) (as restated—see note D-6)
DYNAMIT NOBEL CONDENSED COMBINED STATEMENTS OF CASH FLOWS (Unaudited)
DYNAMIT NOBEL NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Unaudited) ($ '000)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
  ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS
  ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
  ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
SCHEDULE I—Condensed Financial Information of Registrant
ROCKWOOD HOLDINGS, INC. (PARENT COMPANY) SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT CONDENSED STATEMENTS OF OPERATIONS (Dollars in millions)
ROCKWOOD HOLDINGS, INC. (PARENT COMPANY) SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT CONDENSED BALANCE SHEETS (Dollars in millions, except share amounts)
ROCKWOOD HOLDINGS, INC. (PARENT COMPANY) SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT CONDENSED STATEMENTS OF CASH FLOWS (Dollars in millions)
Notes to Condensed Financial Statements
  ITEM 17. UNDERTAKINGS
SIGNATURES